U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                              ---------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                              --------------------


                       MEDICAL RESOURCES MANAGEMENT, INC.


           (Name of Small Business Issuer as specified in its charter)

             Nevada                                        95-4607643
  (State or other jurisdiction                          (I.R.S. Employer
of incorporation or organization)                     Identification No.)


         932 Grand Central Avenue Glendale, California            91201
           (Address of principal executive offices)            (Zip Code)


                 Issuer's telephone number           (818) 240-8250

                            ------------------------

             Securities to be registered pursuant to Section 12 (b)
                                   of the Act:

                                      None

             Securities to be registered pursuant to Section 12 (g)
                                  of the Act:

                     Common Stock, par value $.001 per share

                                     PART I

Forward-Looking Statements

   This Report on Form 10-SB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The sections of this Report on Form 10-SB containing such forward-looking statements include "Description of Business," "Historical Background," "Growth," "Acquisitions," "Products and Services," "Marketing and Sales," Patient Development," "Markets" and "Competition" under
Item 1 below, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 2 below. Statements in this Form 10-SB which address activities, events or developments that the registrant expects or anticipates will or may occur in the future, including such topics as future issuances of shares, future capital expenditures (including the amount and nature thereof), expansion and other development and technological trends of industry segments in which the registrant is active, business strategy, expansion and growth of the registrant's and its competitors' business and operations and other such matters are forward-looking statements. Although the registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the registrant.

   The registrant's operations are subject to factors outside its control. Any one, or a combination, of these factors could materially affect the results of the registrant's operations. These factors include: (a) changes in levels of competition from current competitors and potential new competition; (b) loss of a significant customer; and (c) changes in availability or terms of working capital financing from vendors and lending institutions. The foregoing should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by the registrant. Forward-looking statements made by or on behalf of the registrant are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results may differ from those anticipated results described in these forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the registrant will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the registrant or its business or operations.


Item 1.  Description of Business

   Medical Resources Management, Inc. ("MRM" or the "Company") makes mobile laser/surgical services available to the public by providing this equipment on a per procedure basis to hospitals, out patient surgery centers, and physicians' offices. MRM provides these mobile lasers and technical support to ensure the lasers are working correctly for the physicians. The Company also provides medical equipment on a rental basis to hospitals and surgery centers. This equipment is used throughout such facilities to supplement their requirement for certain medical equipment. The


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



combination of mobile laser/surgical services and medical equipment rental adds to the overall synergy and diversification of the Company.

   MRM's laser/surgical services have great appeal for two of the most rapidly growing areas of the health care industry: managed care and cosmetic surgery. For managed care, much desired, minimally invasive procedures can be performed by physicians at hospitals that find the investment in the latest laser surgery equipment and trained technicians to be uneconomical. For cosmetic surgery, the physicians benefit from having a multitude of different laser technologies available to offer to their patients without the burden of investing an enormous amount of money. In both instances, physicians and hospitals receive technical support and expertise which is provided with the equipment, which allows the staff to focus on their duties without the additional tasks of running a laser.

   Management believes that MRM is one of the largest providers of mobile laser/surgical services in the Western U.S. The Company enjoys an advantage that the small competitor cannot match due to the quantity and variety of its laser equipment, its highly trained technicians, and the training courses it provides for technicians and health care professionals. The Company has approximately 500 active accounts in California, Arizona and Nevada and experiences a higher than 90% rate of repeat business from the hospitals, surgery centers and doctors that it serves. The market encompasses many disciplines including plastic/cosmetic surgery, dermatology, orthopedic surgery, otolaryngology, urology, obstetrics, gynecology, ophthalmology, general surgery, podiatry and dentistry. Equipment is becoming more specialized to the medical procedures involved, and technical training of the physician, regarding the use of equipment, is a significant part of MRM's business.

   MRM's revenues have grown since its entrance into the mobile laser service in 1987, to $6.7 million in fiscal 1996. The Company's growth rate has been limited due primarily to a shortage of working capital. The Company's business strategy is to acquire similar companies through the issuance of stock and with capital that it raises. The Company has raised funds through a private placement and has increased cash availability under its existing lines of credit.

   MRM is the successor entity pursuant to a reorganization which occurred on July 31, 1996 between Physiologic Reps, Inc. ("PRI"), which has been active in this business since 1973, and Kendall Management Corporation, a public company which previously was inactive. PRI continues as a wholly owned subsidiary of MRM. Throughout this document "MRM" is used to refer to MRM and its wholly owned subsidiary PRI, even in historical context. The Company is headquartered at 932 Grand Central Ave., Glendale, California. See "Reorganization."

Historical Background

   MRM's wholly owned operating subsidiary, PRI, was incorporated in California in 1973 and moved to its present headquarters building in 1994, located at 932 Grand Central, Glendale, California 91201. The Company also has sales and service offices in Stockton, CA, Dublin, CA and Phoenix, AZ.

   MRM entered the hospital equipment rental market in 1974, the mobile surgical laser rental market in 1987, cosmetic skin resurfacing in 1994 and leg vein treatment and tattoo removal in 1997.


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

The market place has developed with small competitors and now provides opportunities for consolidations.

   The Company began to expand its mobile laser/surgical services to the doctors' offices and their clinics in 1995. This business is complementary to the existing laser/surgical services MRM has provided to hospitals. In 1997, the Company made the decision to expand its cosmetic services to include specialized lasers for treatment of vascular lesions, pigmented lesions and tattoo removal. Additionally, the Company has acquired new laser technology to assist in the removal of leg veins and is evaluating lasers for the removal of unwanted hair.

   During the past few years, revenue from the Company's laser business has greatly exceeded the medical equipment rental business. However, MRM still has a large array of general medical equipment, which it rents, primarily to hospitals. The Company's inventory of medical equipment includes an extensive variety of medical devices, serving a broad range of hospital departments or needs. This wide array of medical rental equipment, delivered to customers on very short notice, was the Company's primary business until about 1987, when the Company developed the mobile surgical laser business. The Company has recently renewed its emphasis on the rental of general medical equipment, and management believes this renewed attention will produce a positive response from the market.

Growth

   Since its inception, MRM has focused on providing rental and other services to its clients on an as needed basis. As a result, the Company has established excellent long-term relationships with a number of physicians, hospitals and other medical care providers. The Company's management believes that such relationships provide an opportunity to introduce additional products to these customers by expanding MRM's product lines beyond laser/surgical services and medical equipment rentals. This strategy could also have a beneficial effect when coupled with the growth strategy of MRM through acquisition of similar companies.

   MRM's strategic plan is to acquire other companies in the medical services and equipment rental business to take advantage of current opportunities in the market place. Opportunities for growth are created because a wider range of new surgical laser equipment is coming to market with features oriented toward a wider variety of medical specialties. Surgical laser procedures are also becoming more popular with the public. This increased popularity is increasing the number of surgical laser procedures performed. Another factor favoring growth of surgical laser rentals by hospitals is the effort by managed care to reduce costs through less invasive procedures. The managed care effort has also reduced funds available for investment in new equipment and training. Part of MRM's business strategy is to take advantage of hospitals' decreased ability to invest in capital equipment, as well as the synergy between mobile laser/surgical services and medical equipment rental, to increase revenue and reduce costs.

   The mobile laser/surgical services, both hospital based and physician office based, provide a quick entry into new geographic markets. Once a facility is established in a new geographic market, the opportunity exists to use that facility as a dispatch point for equipment rentals. MRM provided medical rentals from newly established facilities in Stockton, CA, Dublin, CA and Phoenix, AZ last fiscal year.

Acquisitions

   In March 1997, the Company entered into a Plan and Agreement of Reorganization ("Plan") with Pulse Medical Products, Inc. ("Pulse"), headquartered in Boise, ID. Pursuant to the Plan, on March 31, 1997, MRM acquired all of Pulse's issued and outstanding common stock in exchange for approximately 400,000 shares of MRM's own common stock. As a result, Pulse became a wholly owned subsidiary of MRM. The exact number of shares of common stock to be issued by MRM will be based upon the audited net book value of Pulse as of December 31, 1996. In addition, the former shareholders of Pulse may receive up to 300,000 options to purchase MRM common stock at an exercise price of $1.50 per share depending on Pulse's pre-tax income during the twelve-month period ending October 31, 1997.


   Pulse sells and rents medical equipment and supplies. Pulse's revenues were approximately $2.7 million and $1.2 million for calendar years 1996 and 1995, respectively. Pulse conducts its business in Idaho, Montana, Utah, Colorado, Minnesota and Wyoming. Pulse will operate as a wholly owned subsidiary of MRM, and its headquarters will remain in Boise, ID. The Company's management believes that Pulse's strong customer relationships will provide opportunities for development of MRM's mobile laser/surgical services in the geographic areas served by Pulse.

   MRM's strategic plan is to acquire other companies in the medical services and equipment rental business to take advantage of current opportunities in the market place. The Company intends to establish a nationwide presence through acquisitions and thus position itself to service chains of hospitals and clinics which are currently only served inefficiently on a fractionated basis.

Products and Services

   MRM's well-trained technicians deliver equipment and provide technical support to physicians and operating room ("O.R.") personnel as needed. Once the technician is at the customer site, he posts required warning notices outside the O.R., issues safety equipment to the O.R. staff, provides any disposable materials needed, and supplies equipment certifications or documentation required for hospital record-keeping. The MRM technician sets the physician's requested power settings and maintains a laser safe environment during the surgical procedure. Hospitals and surgery facilities, especially those with fluctuating occupancy levels, find this outsourcing of trained technicians, on an as-needed basis, a cost effective alternative to training and staffing their own personnel. Over 70% of the Company's revenue was generated from the rental of technician supported equipment during each of the last two fiscal years.

   The Company believes that its diversity of surgical lasers is more comprehensive than that of any competitor in its market areas. The Company's lasers encompass the latest technology in CO2, Nd:YAG, Pulse Dye, KTP/YAG, and Holmium YAG models. MRM has established an excellent working relationship with the leading laser manufacturers and is often the first service company to receive new laser technology in its markets. The Company is constantly reviewing developments in the medical laser field to stay abreast of the latest technology available.

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




   MRM also provides its customers with disposable products and/or attachments that are needed for a given procedure. This applies primarily to laser related rentals requiring laser drapes, masks, fibers, tubing, etc. The customers benefit from this added service since they save the added costs that would be incurred if they had to purchase a large inventory of these disposable products.

   Additionally, MRM offers a broad spectrum of general medical equipment to the medical market that it serves. The Company's inventory of equipment includes an extensive variety of devices, serving a broad range of hospital departments and needs, such as CO2 monitors, defibrillators, feeding pumps, PCA pumps, ECG monitors, infusion pumps, neo-natal monitors, and pulse oximeters.

   Due in part to its varied inventory of equipment, MRM is usually capable of offering delivery and support of any rental items with only a few hours' notice. Mobile laser/surgical services are ordered in advance and re-confirmed with the customer the day before the procedure by the scheduling department.

Marketing and Sales

   The Company has experienced a better than 90% rate of repeat business from a loyal customer base. Word-of-mouth sales (a result of an excellent reputation in the California and Arizona medical communities) coupled with direct sales force and a small advertising budget produced an increase in revenue of 18% in fiscal year 1996 over fiscal year 1995.

   The major focus of the business is providing mobile laser/surgical services. Beginning in the current fiscal year, the Company intends to offer new lasers designed for a variety of medical procedures including cosmetic and dermatological treatments, such as (i) treatment of leg veins, (ii) removal of unwanted hair, and (iii) skin rejuvenation.

   Additionally, the Company is expanding its business of renting medical equipment to hospitals, surgery centers and physicians in their offices. The
Company also plans on selectively adding to its disposable products. MRM believes that it will be able to take advantage of the excellent working relationship it enjoys with its customers as an avenue for new product sales. Management believes that this approach will add to the revenue of the Company and will complement the services currently being provided to customers.

   The Company's sales efforts are supported by a direct sales force which focuses on providing timely service and products to MRM's customers. In addition, the Company sponsors educational seminars on new laser technology, which are attended by physicians. This allows the direct sales force to introduce new laser technology and procedures to the Company's customer base as soon as new lasers are offered by manufacturers. This method has proven to be successful in developing new business from physicians. The Company benefits from the physician training which occurs at these educational seminars because the physicians can immediately implement the new laser technology offered by MRM.

   MRM's sales representatives attend national and regional physician medical seminars and trade shows to present the Company's services and products. MRM also creates markets for its products


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



and services through direct mailing of marketing literature and promotional materials regarding its complete range of laser/surgical services to hospitals, surgery centers and physicians.

 Patient Development

   Due to emerging competition, the mobile cosmetic laser business is beginning to be impacted by lower pricing and lower margins. To better position itself in this competitive environment, MRM management believes controlling the patient is of major importance. To this end, MRM has retained a marketing plan company to develop advertisements to generate patient interest in laser skin rejuvenation. Pilot programs in San Francisco and Las Vegas have proven successful and resulted in patient treatment for the Company. It is management's plan to generate and treat patients through a network of physicians and professional corporations. This strategy has the potential to provide a segment of laser business not easily accessible to MRM's smaller competitors, and to provide a source of additional revenue to the Company.

   For many procedures doctors have difficulty reaching the target audience. The universe of patient candidates is often geographically diverse but demographically reachable. MRM's approach is to increase the doctor's client base with consolidated advertising, qualifying patients, arranging financing and scheduling procedures and equipment. MRM has added patient qualification, education, equipment, management and financing.

Markets

   The Company's major markets and percent of revenue from each, during fiscal years ended October 31, 1996 and 1995 were as follows:

                                                   Fiscal 1996      Fiscal 1995

         Hospital Mobile Laser/Surgical Services        61%              64%
         Cosmetic Mobile Laser/Surgical Services
         (Primarily Physician Office Based)             12%               6%
         Hospital Medical Equipment Rentals             13%              12%
         Equipment and Disposable Sales                 14%              18%

Medical Data International, Inc. defined the total market for surgical procedures (in and out of hospital), market growth and segmentation in a report issued in 1996. This report indicates that there were 29 million total surgical procedures performed in the U.S. in 1994, which was an increase of 12.4% over the 25.8 million procedures in 1990. Outpatient procedures increased 70.8% from 11 million to 18.9 million, while the percentage of total procedures performed on an outpatient basis grew to 65% from 43%. The percentage of surgical procedures performed in physicians' offices grew to 12% from 6% during the same time.

Hospital Mobile Laser/Surgical Services

   In 1987, MRM became one of the earliest companies to provide mobile laser/surgical services to hospitals and surgery centers. Through its efforts, MRM has accelerated the use of lasers for


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surgical  procedures.  Because of MRM's long tenure of providing  laser surgical services in the Southern California market and the emergence of fragmented competition, this has become a mature market place with growth dependent on new procedures and products. This situation does not exist in other parts of the country, providing the Company with an excellent growth opportunity in other geographic markets.

   The mobile laser/surgical services, both hospital/surgery center based and physician office based, provide a quick entry into new geographic markets with multiple strategies. Once a facility is established in a new geographic market, the opportunity exists to use that facility as a dispatch point for equipment rentals and new products.

Cosmetic Mobile Laser/Surgical Services

   The cosmetic laser business is primarily physician office based. This market did not emerge until early 1995, and has been characterized by rapid changes in specific techniques as new technology emerges. In May 1995, MRM entered into a joint marketing agreement with Medical Alliance, Inc. ("MAI") for the purpose of promoting the cosmetic laser business in California, Arizona, Nevada, Oregon and Washington.

   Under this agreement, MRM had exclusive rights to UltraPulse CO2 laser rentals for skin rejuvenation, while MAI had exclusive rights to Pulse Dye and Q-Switched YAG laser rentals for treatment of vascular lesions, pigmented lesions and removal of tattoos. As of April 1, 1996, this agreement was terminated with a 12-month continuation of exclusivity in California. As of April 1, 1997, this agreement ended.

   During the past year, skin resurfacing cosmetic laser surgery has shown significant growth. However, price competition is emerging in this market from smaller start up companies. Recent legislation in California and some other states restricting anesthesia in doctors' offices may redirect much of this cosmetic surgery to hospitals and surgery centers where MRM has a strong base. As the skin rejuvenation market matures, new markets will be emerging for the treatment of leg veins and the removal of unwanted hair. The Company believes that recently developed laser technology for collapsing veins so that they are no longer visible will produce a significant increase in the number of doctors using mobile lasers. In addition, the imminent introduction to the market of new lasers for unwanted hair removal will add a companion procedure to the vein procedure.

   An American  Academy of Cosmetic  Surgery survey reported that  approximately
2.7 million cosmetic surgery procedures were performed in the U.S. in 1994. A survey by the American Society of Plastic and Reconstructive Surgeons reported that patients between the ages of 35 and 50 represented 41% of the cosmetic surgery procedures performed in the U.S. in 1994. The number of people who say that they approve of cosmetic surgery either for themselves or others has increased 50% in the last decade. The survey also reported that approximately 36% of the cosmetic procedures performed in the U.S. in 1994 were performed in physicians' offices. The market for specific cosmetic laser surgery procedures, as documented in various medical journals, has been estimated as follows:


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



   Procedure             Percent of            Procedure         Percent of
                         Population                              Population

   Red Lesions               8%               Brown Lesions          10%
   Tattoo Removal            8%               Stretch Marks          25%
   Balding                  30%               Wrinkles               38%
   Varicose Veins           25%               Warts                  20%
   Hair Removal             30%


Hospital Medical Equipment Rentals

   MRM entered the hospital equipment rental market in 1974, and maintained that business as its primary source of revenue until the mobile laser/surgical services became predominate in 1987. That transition took place because of intense competition from national medical rental companies and high demand for the newly developed mobile laser/surgical services.

   The hospital equipment rental market has been reduced to two dominant national companies. The older and smaller of these companies is Universal Hospital Services ("UHS"), which provides medical equipment within the hospital on a fee for use basis. UHS does not appear to focus on the larger portion of that market which is supplemental equipment rentals. A larger company is Mediq PRN ("Mediq"), which is the largest company in the supplemental rental business through contracts with large hospital management companies. MRM has identified an excellent opportunity to service Mediq's customers on a second call basis at reasonable prices. Mediq recently announced the acquisition of UHS, which is pending. If this acquisition is completed, the Company's management believes that there will be new opportunities to increase its share of the medical rental market by offering hospitals an alternative choice.

   MRM believes that it has a competitive advantage in the market, since it is one of the few companies that provide both mobile laser/surgical services and medical equipment rental. There are a number of synergies among the mobile laser/surgical services and the medical equipment rental business, including:


        Shared facilities
        Shared warehouse and delivery  employees
        Shared delivery vehicles
        Complimentary scheduling and booking staff
        Common management
        Shared sales staff at start up

Equipment and Disposable Sales

   MRM is currently evaluating several lines of disposable medical products to introduce to its customers. As the medical rental market continues to be challenged by smaller competitors, the Company intends to respond by offering new products, as well as remaining competitive on current market pricing. This is a natural progression for MRM, since it has a large customer base typified by repeat business and ongoing personal contact between the Company's sales representatives and the customers.

   Another source of revenue is the re-marketing of used equipment. As a result of its practice of updating laser and medical rental equipment, the Company on occasion does sell used equipment . This used equipment is an excellent choice for surgery centers or physicians that are looking for low cost equipment that still meets the expectations of physicians and the standards of regulatory agencies, while avoiding the high cost of new equipment.

Competition

   The market for MRM's services is highly competitive. Companies, particularly in the laser surgery industry, are competing by cutting prices, and therefore profit margins. In spite of such competition, the management of MRM believes that it can compete successfully.

   MRM is one of the few companies that provide surgical laser equipment to hospitals, ambulatory surgery centers and doctors' offices. MRM is able to build its business on the interrelation of these market segments.

   MRM's competition for mobile laser surgery equipment rental is primarily from a number of small companies with only a few surgical lasers each. In most cases, these competing companies are founded by technicians who have left doctors' offices or hospitals and sell their services to a limited number of customers.

   Management believes that the largest company currently in the surgical laser rental business is Medical Alliance, Inc. ("MAI"), of Irving, TX. MAI has principally concentrated its efforts on renting equipment mainly in physician offices. This approach is limited to procedures done without general anesthesia. MRM services the same physicians' office market, plus the larger market of hospitals, which provides a more consistent business base.

   Major competitors in the hospital medical equipment rental market include Universal Hospital Services and Mediq PRN. The Company believes that, as a specialist, it can better satisfy the hospitals' needs for medical rental equipment at satisfactory profit margins. Even though management believes it will continue to be able to compete, there can be no assurance that the Company will be successful in doing so.

Reorganization

   On July 31, 1996, PRI entered into a Plan and Agreement of Reorganization ("Plan") with Kendall Management Corporation ("Kendall"). Pursuant to the Plan, Kendall acquired all of PRI's common stock in exchange for 5,100,720 shares of Kendall common stock representing approximately 83.6% of the outstanding common stock of Kendall. In addition, Kendall issued its options exercisable into 81,804 shares of Kendall common stock in exchange for PRI options. Subsequent to the reorganization, Kendall changed its name to Medical Resources Management, Inc. As a result, PRI became a subsidiary of Kendall.


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


   The tax-free exchange was pursuant to the provisions of Sections 351 and 368(a)(1)(B) of the Internal Revenue Code. For financial statement purposes, the transaction has been accounted for as a reverse acquisition as if PRI issued its common stock for the net assets of Kendall. Kendall was not an operating company.


Employees

   As of March 31, 1997, the Company employed 73 full time persons, 37 of which were involved in technical activities; most of these were active as field technicians. In addition, the Company employs 11 part time and occasional employees as technicians to handle overload situations. None of these employees are represented by a union. The Company believes that its relationship with its employees is good.



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

   Certain statements contained in Management's Discussion and Analysis, particularly in the final paragraph of "Liquidity and Capital Resources," and elsewhere in this Report on Form 10-SB are forward-looking statements. These statements discuss, among other things, expected growth, future revenues and future performance. The forward-looking statements are subject to risks and uncertainties, including the following: (a) changes in levels of competition from current competitors and potential new competition; (b) loss of a significant customer; and (c) changes in availability or terms of working capital financing from vendors and lending institutions. The foregoing should not be construed as an exhaustive list of all factors which could cause actual results to differ materially from those expressed in forward-looking statements made by the registrant. Actual results may materially differ from anticipated results described in these statements.

   The following discussion and analysis should be read together with the financial statements and notes thereto included elsewhere herein.

Results of Operations

   The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in the Statements of Income:


                                                                  Three months
                                                Year ended           ended
                                                October, 31       January 31,
                                               --------------    --------------
                                                1995    1996     1996     1997
                                               ------   -----    -----    -----
Net revenues ...............................   100.0%   100.0%   100.0%   100.0%
Cost of revenues ...........................    51.5     57.0     55.3     56.3
                                               -----    -----    -----    -----
Gross profit ...............................    48.5     43.0     44.7     43.7
Selling expenses ...........................    13.1     14.7     10.7     16.8
General and administrative expenses ........    20.4     18.3     18.5     19.7
                                               -----    -----    -----    -----
Operating income ...........................    15.0     10.0     15.5      7.2
Interest expense ...........................     6.1      4.6      7.1      4.9
                                               -----    -----    -----    -----
Income before income taxes .................     8.9      5.4      8.4      2.3
Provision for income taxes .................     3.6      2.3      3.4      0.5
                                               -----    -----    -----    -----
Net income .................................     5.3%     3.1%     5.0%     1.8%
                                               =====    =====    =====    =====



Quarter Ended January 31, 1997 Compared to Quarter Ended January 31, 1996

   Net revenues for the quarter ended January 31, 1997 decreased by $93,000, or 5.7%, from the comparable period of the prior year. The decrease in net revenues is primarily as a result of competition in the Southern California area for laser rental services.

   Cost of revenues for the quarter ended January 31, 1997 was $865,000, or 56.3% of net revenues, compared to $901,000, or 55.3% of net revenues, in the comparable prior period, a decrease of $36,000, or 4.0%. The decrease in cost of revenues is attributable to the decrease in revenues in the quarter ended January 31, 1997 compared to the same quarter in the previous fiscal year.

   Gross profit for the first quarter ended January 31, 1997 was $672,000, or 43.7% of net revenues, compared to $729,000, or 44.7% of net revenues, in the quarter ended January 31, 1996, a decrease of $57,000, or 7.8%, as a result of the net decreases in revenues and cost of revenues.

   Selling expenses for the quarter ended January 31, 1997 were $258,000, compared to $175,000 for the comparable period of the prior year, an increase of $83,000, or 47.4%. As a percentage of net revenues, selling expenses increased from 10.7% in the quarter ended January 31, 1996 to 16.8% in the current quarter. The increase in selling expense is primarily attributable to (a) the addition of sales representatives in the California market, and (b) an increase in the compensation levels of existing sales personnel.

   General and administrative expenses decreased from $304,000 in the quarter ended January 31, 1996 to $301,000 in the quarter ended January 31, 1997, a decrease of $3,000, or 1.0%. As a percentage of net revenues, such expenses increased from 18.5% in the first quarter of the prior fiscal year to 19.7% in the first quarter of the current fiscal year as a result of the decrease in net revenues for the latest quarter.

   Interest expense for the quarter ended January 31, 1997 was $75,000, compared to $116,000 in the first quarter of the prior fiscal year, a decrease of $37,000, or 35.3%. The decrease in interest expense is the result of lower interest rates on the long-term debt provided by certain senior lenders, offset in part by increased levels of indebtedness.

   Income before income taxes declined by $102,000, or 74.5%, to $35,000 in the quarter ended January 31, 1997 from $137,000 in the quarter ended January 31, 1996. Income before income taxes, as a percentage of revenues, declined to 2.3% in the quarter ended January 31, 1997 from 8.4% in the quarter ended January 31, 1996 as a result of all of the aforementioned factors.

Year Ended October 31, 1996 Compared to Year Ended October 31, 1995

   Net revenues for the year ended October 31, 1996 were $6.69 million, compared to $5.67 million for the prior fiscal year, an increase of $1.02 million, or 18.1%. The increase in net revenues for fiscal 1996 over fiscal 1995 is primarily the result of (1) an increase of $505,000 in cosmetic and dermatological services, (2) an increase of $315,000 in laser and surgical services, and (3) an increase of $206,000 in medical equipment rental revenues.

   Cost of revenues for the year ended October 31, 1996 was $3.82 million, or 57.0% of net revenues, compared to $2.92 million, or 51.5% of net revenues, in the comparable prior period, an increase of $899,000, or 30.8%. The increase of cost of revenues as a percentage of net revenues is primarily attributable to increased depreciation as a result of acquisition of additional laser equipment.

   Gross profit for the fiscal year ended October 31, 1996 was $2.88 million, or 43.0% of net revenues, compared to $2.75 million, or 48.5% of net revenues, in the year ended October 31, 1995, an increase of $127,000, or 4.6% as a result of the net increase in revenues and cost of revenues. The decrease in gross profit as a percentage of revenues is principally attributable to increased competition, resulting in somewhat lower prices and margins per procedure for mobile laser/surgical services.

   Selling expenses for the year ended October 31, 1996 increased by $236,000, or 31.6%, from $746,000 during the prior fiscal year. As a percentage of net revenues, selling expenses increased to 14.7% in the year ended October 31, 1996, compared to 13.1% in the prior fiscal year. The increase in selling expense is primarily attributable to (a) the addition of sales representatives in the California market, and (b) an increase in the compensation levels of existing sales personnel.

   General and administrative expenses increased from $1.16 million in the year ended October 31, 1995 to $1.22 million in the year ended October 31, 1996, an increase of $69,000, or 6.0%. As a percentage of net revenues, such expenses decreased from 20.4% in the prior fiscal year to 18.3% in the current fiscal year. The increase in general and administrative expenses is principally attributable to higher salaries and wages resulting from the hiring of certain new employees in the accounting and finance departments of the Company.

   Operating income was $673,000 in the year ended October 31, 1996, or 10.1% of revenues, compared to $850,000 in the year ended October 31, 1995, or 15.0% of sales. This decrease in operating income of $177,000 from the prior fiscal year to the current fiscal year is attributable to the factors previously cited above.

   Interest expense for the year ended October 31, 1996 was $308,000, compared to $345,000 in the prior fiscal year, a decrease of $37,000, or 10.7%. The decrease in interest expense is the result of substantially lower borrowing rates experienced in connection with the term loans incurred by the Company, offset in part by increased levels of indebtedness, principally for the acquisition of new laser equipment.

   Income before income taxes declined by $140,000, or 27.7%, to $365,000 in the year ended October 31, 1996 from $505,000 in the year ended October 31, 1995. Income before income taxes, as a percentage of revenues, declined to 5.5% in the year ended October 31, 1996 from 8.9% in the year ended October 31, 1995 as a result of the aforementioned factors.


Liquidity and Capital Resources

   The Company's liquidity requirements arise from the funding of its working capital needs, principally accounts receivable, as well as its capital expenditure needs. The Company's primary sources for working capital are cash flow from operations and borrowings under debt facilities.

   Net cash provided by operating activities during the quarter ended January 31, 1997 was $22,000, which resulted primarily from (a) net income of $27,000 and (b) depreciation expense of $230,000, offset in part by a net increase of approximately $246,000 in working capital elements, including an increase of $186,000 in accounts receivable. During the year ended October 31, 1996, net cash provided by operating activities was $949,000, which resulted primarily from (a) net income of $209,000, (b) depreciation expense of $844,000 and (c) an increase in long-term deferred income tax liabilities of $194,000. These sources of cash were offset in part by a net increase of approximately $298,000 in working capital items.

   Net cash used for investing activities during the quarter ended January 31, 1997 was $360,000, consisting principally of capital expenditures. Net cash used for investing activities during the fiscal year ended October 31, 1996 was $1.25 million, which was also attributable primarily to capital expenditures. Capital expenditures during each of these periods consisted of both laser equipment and medical equipment.



   During the quarter ended January 31, 1997, the Company's cash provided by financing activities totaled $361,000, consisting primarily of $382,000 in borrowings under term debt facilities, as well as $288,000 in net proceeds from the Company's private offering of Common Stock and warrants. Such cash provided by financing activities was offset in part by (1) principal payments on long-term debt of $89,000, (2) principal payments on capital lease obligations of $113,000 and (3) the conversion of $108,000 of shareholder debt into common stock. Between November 1, 1996 and January 31, 1997, the Company received $288,000 (net of related expenses) from the issuance of 239,500 units in a private placement. Each unit consists of (1) one share of Common Stock, (2) one Class A warrant to purchase one share of Common Stock, at any time prior to November 1, 1999, at a price of $2.50 per share, and (3) one Class B warrant to purchase one share of Common Stock, at any time prior to November 1, 1999, at a price of $4.00 per share.

   Net cash provided by financing activities during the year ended October 31, 1996 was $289,000, which consisted primarily of $1.47 million in proceeds from long-term debt facilities and $100,000 from the issuance of common stock, offset in part by net repayments of principal on debt and capital leases in the amount of $1.28 million.

   On April 24, 1997, the Company entered into an Equipment Note Loan and Security Agreement ("Agreement") with LINC Capital, Inc., a division of LINC Capital Partners. The Agreement provides for (a) a $300,000 working capital facility for Pulse, (b) a $1,200,000 capital lease facility for used equipment, and (c) a $1,000,000 capital lease facility for new equipment. This Agreement was entered into primarily to refinance the existing indebtedness of Pulse, as well as to provide funds for the acquisition of new equipment by either Pulse or PRI. As of April 30, 1997, approximately $1,185,000 of the capital lease facility for used equipment had been used, and there had been no usage of either the working capital facility or the capital lease facility for new equipment.

Commitments

   The Company had no material commitments for capital expenditures at January 31, 1997. However, although it has no present commitments or agreements to make such capital expenditures, during the next 12 months the Company expects to make substantial capital expenditures, in accordance with its historical practice. The mobile laser/surgical services and medical equipment rental businesses are capital intensive. The Company believes that funds generated from operations, together with funds available from credit facilities and capital lease facilities that the Company expects to obtain during the year ending October 31, 1997, will be sufficient to finance its working capital and capital expenditure requirements for the next 12 months.

Item 3.  Description of Property

   The Company leases approximately 14,500 square feet of space for its headquarters in Glendale, California on a lease that expires in 2001, for $9,830 per month, with a CPI based rent escalation clause. In addition, it leases field and sales offices in Stockton, CA, Dublin, CA, Phoenix, AZ and Las Vegas, NV. Total combined square footage is 3,800 for $3,300 per month and each lease is for three years or less.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

   The  following  table  sets forth  information  concerning  ownership  of the
Company's Common Stock as of March 31, 1997 by: (a) each director of the Company; (b) each person known to the Company to be the beneficial owner of more than five percent of its Common Stock; and (c) all officers and directors of the Company as a group:

Name and Address                    Number of Shares         Percentage of Class

Allen H. Bonnifield (1) (2) (5)        2,161,992                    32.20%

Stephen D. Coughlin (3)                  260,000                     3.87%

Gregory H. Bonnifield (1) (5)            168,758                     2.51%

Michael Fewer (1) (5)                     14,494                     0.22%

Robert Stuckelman (1)                    105,018                     1.56%

PRI Stock Account Trust (1) (4) (5)    2,054,669                    30.60%

Officers and Directors
  as a group (5 persons)               2,710,262                    40.36%


(1) The address of each of the beneficial owners identified is 932 Grand Central Avenue, Glendale, California 91201.

(2)  Shares are held in a trust, of which Mr. Bonnifield is the beneficiary.

(3) The address of the beneficial owner is 5449 Kendall Street, Boise, Idaho 83706.

(4) The address of the beneficial owner is 3706 Fourteen Mile Drive, Stockton, California 95219. Susan Bonnifield is the beneficiary of the trust. Ms. Bonnifield is the wife of Allen Bonnifield and the mother of Gregory Bonnifield. Both Allen and Gregory Bonnifield disclaim any beneficial interest in these shares.

(5) Includes shares beneficially owned through the PRI Employee Stock Ownership Trust.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

   The following table sets forth the officers and directors of the Company, and their principal occupations for the past five years, as of March 31, 1997:

Name                Age   Current Positions with Company

Allen H. Bonnifield  64   President, CEO and Chairman of the Board

Gregory Bonnifield   33   Vice President of Sales and Director

Stephen Coughlin     49   Director and President of Pulse Medical Products, Inc.

Michael Fewer        54   Vice President of Administration and Secretary

Douglas Hansen       43   Vice President of Finance and Chief Financial Officer

Robert Stuckelman    65   Director

   Allen H. Bonnifield. Mr. Bonnifield is the founder of the Company. He has been in the medical equipment field for twenty-eight years. Mr. Bonnifield entered the medical industry in 1968, selling patient monitoring systems to hospitals in Southern California for a major manufacturer. He founded MRM in 1973. Mr. Bonnifield attended schools in Stockton, California and pursued undergraduate studies in engineering at U.C. Berkeley.

   Gregory Bonnifield. Mr. Bonnifield attended Delta College, majoring in business administration and communications. He also attended and been awarded training certificates in laser safety in nursing and physician education courses in gynecology, urology, dermatology, orthopedics involving surgical laser procedures. Prior to joining the Company in 1987, Mr. Bonnifield was the founder and owner of a sales and service company in Stockton, California. He is the son of Allen Bonnifield.

   Stephen Coughlin. Mr. Coughlin was appointed to the Board of the Company in March 1997, when the Company acquired Pulse Medical Products, Inc. ("Pulse"). Mr. Coughlin was the owner and founder of Pulse, a Boise, Idaho medical services company that commenced operations in 1991. Previously, he served as Regional Manager for Medirec, a health care services firm.

   Michael Fewer. Mr. Fewer joined the Company in 1991. Previously he served as Western Divisional (USA) Manager of Graesby Medical, Ltd., an international medical equipment manufacturer specializing in infusion systems and patient monitoring equipment. From 1985 to 1990, he was General Manager of Rigel Medical Electronics (acquired by Graesby Medical, Ltd.), the U.S. manufacturing and sales unit of Rigel, Ltd., a designer and manufacturer of physiologic monitoring systems supplies to U.S. manufacturers on an OEM basis. Mr. Fewer attended the University of Minnesota and majored in history.

   Douglas Hansen. Prior to joining the Company in February 1997, Mr. Hansen was Chief Financial Officer of Autec Power Systems, an electronics manufacturer, from 1996 to February 1997. From

   1995 to 1996, he served as Controller of Taitron Components, Incorporated, a public electronics component distributor. From 1992 to 1995, he was Chief Financial Officer of ATC, a manufacturer of laser printers. Mr. Hansen received a Bachelor of Science degree from Brigham Young University.

   Robert Stuckelman. Mr. Stuckelman became a director of the Company in July 1996. He was the founder of CompuMed, Inc., and served as its President from 1973 to 1982 and again from 1989 to 1994. He has been a director of CompuMed from its inception to the present time. From 1982 to 1989 and from 1994 to the present time, Mr. Stuckelman has been a business consultant to small companies and large corporations. He has also served on the Board of Directors of Impactor Environmental Products, Inc. from 1995 to the present time. Mr. Stuckelman holds an MSEE from USC and a BEE from Cornell University.


Item 6.  Executive Compensation

   The following table sets forth information concerning the compensation during the last three fiscal years of the Company's President and CEO and each executive officer whose salary and bonus exceeded $100,000 in any fiscal year. No other executive officer had an annual salary and bonus (if any) which exceeded $100,000 for services in all capacities to the Company during the last fiscal year.


Name and              Fiscal   Annual Compensation           Long-term
Principal Positions    Year    Salary      Bonus        Compensation Awards
                                                        Securities Underlying
                                                              Options
(#)

Allen H. Bonnifield
  President, CEO and
  Chairman of the
  Board                1996  $127,222       --                  --

                       1995    83,135       --                  --

                       1994    72,000   $ 30,000                --


Item 7.  Certain Relationships and Related Transactions.

   The Company has borrowed money from two principal shareholders - Allen and Susan Bonnifield. The notes payable to shareholders bear interest at rates ranging from 10% to 12% and are subordinated to the notes payable to a finance company. On January 31, 1997, Allen Bonnifield cancelled indebtedness of the Company owed to him in the amount of $108,000 in exchange for 86,400 Units consisting of Common Stock and warrants. See "Recent Sales of Unregistered Securities."

Item 8.  Description of Securities.

General

   The authorized capital stock of the Company is 100,000,000 shares of Common Stock, $.001 par value.

Common Stock

   As of March 31, 1997, the Company had 6,715,220 shares of Common Stock issued and outstanding. The holders of shares of Common Stock are entitled to dividend when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share, pro rata, in any distribution to holders of Common Stock. There are no pre-emptive, conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Warrants

   As of March 31, 1997, as a result of a private placement of its Common Stock and warrants, the Company had Class A and Class B warrants outstanding to purchase 289,500 shares and 289,500 shares of Common Stock, respectively. Each Class A warrant entitles the holder thereof to purchase one share of Common Stock at a price, initially, of $2.50, and each Class B warrant entitles the holder thereof to purchase one share of Common Stock at a price, initially, of $4.00, through and including November 1, 1999. See "Recent Sales of Unregistered Securities."

   The Class A and Class B warrants are redeemable by the Company commencing on May 1, 1997 upon 30 days' notice, at a price of $.05 per warrant, provided that the closing bid price of the Common Stock on all of the 20 trading days ending on the third day prior to the day on which the Company gives notice has been at lease 120% (currently $3.00, subject to adjustment, for the Class A warrants and $4.80, subject to adjustment, for the Class B warrants) of the then effective exercise price of the warrants called for redemption. The holders of the Class A and Class B warrants called for redemption have exercise rights until the close of business on the date fixed for redemption.

   The exercise price and number of shares of Common Stock or other securities issuable on exercise of the Class A and Class B warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, no Class A or Class B warrant is subject to adjustment for issuances of Common Stock at a price below the exercise price of that warrant, including the issuance of shares of Common Stock pursuant to the Company's stock option plan. The Class A and Class B warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the Company, with the exercise form attached to the certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check payable to the Company) to the Company for the number of warrants being exercised. Warrantholders do not have the rights or privilege of holders of Common Stock.

   No fractional shares will be issued upon exercise of warrants. However, if a warrantholder exercises all warrants of a particular class then owned of record by him, the Company will pay to such warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

   On April 24, 1997, in connection with a certain Equipment Note Loan and Security Agreement ("Agreement") entered into by the Company, MRM granted to the noteholder warrants to purchase 100,000 shares of Common Stock at a price of $2.00 per share, exercisable at any time during the six years following the date of the Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Stock Options

Stock Incentive Plan

   In September 1996, the Company adopted the 1996 Stock Incentive Plan (the "Plan") to allow officers and employees and certain non-employees to receive certain options to purchase Common Stock and to receive grants of Common Stock subject to certain restrictions. Under the Plan, regular salaried employees, including directors, who are full time employees, may be granted options exercisable at not less than 100 percent of the fair market value at the date of grant. The exercise price of any option granted to an optionee who owns stock possessing more than ten percent of the voting power of all classes of stock of the Company must be 110 percent of the fair market value of the Common Stock on the date of grant, and the duration may not exceed five years.

   Options generally become exercisable at a rate of 33 percent of the shares subject to option one year after grant. The remaining shares generally become exercisable ratably over an additional 24 months. The duration of options may not exceed ten years. A maximum number of 750,000 shares of common stock may be issued pursuant to the Plan.

   The following table summarizes stock option activity under the Plan since its adoption:
                                                  Exercise
                                                 Price per
                                 Shares            Share
                                ------------------------------
   Granted                       369,500       $1.50 - $2.13
   Cancelled                     (34,500)      $1.50 - $2.13
                                ----------
Balance at March 31, 1997        335,000       $1.50 - $2.13
                                ==========

Other Stock Options

   In conjunction with the July 31, 1996 reorganization between MRM and PRI, in exchange for options previously granted to purchase shares of PRI, certain employees received 81,804 options to purchase MRM Common Stock at an exercise price of $.50 per share. These options generally have the same restrictions and vesting provisions as options granted under the 1996 Stock Incentive Plan.

   In addition, under the terms of its acquisition agreement with the shareholders of Pulse Medical Products, Inc. ("Pulse"), the Company has agreed to issue up to 300,000 options to purchase Common Stock at an exercise price of $1.50 per share to the former shareholders and employees of Pulse based upon Pulse's operating results during the year ending October 31, 1997. These options will generally have the same restrictions and vesting provisions as options granted under the 1996 Stock Incentive Plan.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

   The Common Stock of the Company is traded under the symbol "MRMC" in the over-the-counter market through the NASD's electronic OTC Bulletin Board service. The following table sets forth the range of high and low bid prices per share of the Common Stock for each of the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. Quotations for periods prior to July 31, 1996 are for the common stock of Kendall Management Corporation prior to the Reorganization.

                                           Bid Prices
                                    ----------------------
                                      High            Low
Quarter ended:
  April 30, 1995                     $1.00           $0.125
  July 31, 1995                      $1.00           $0.125
  October 31, 1995                   $1.00           $0.125

  January 31, 1996                   $1.50           $1.50
  April 30, 1996                     $2.50           $0.875
  July 31, 1996                      $3.00           $1.125
  October 31, 1996                   $3.00           $1.125

  January 31, 1997                   $2.25           $1.25
  February 1 through May 8, 1997     $2.50           $1.25



Holders of Common Stock

   As of March 31, 1997, the number of holders of record of Common Stock was 410, excluding approximately seven accounts in "nominee" or "street" name.

Dividends

   To date, the Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company anticipates that all earnings, if any, for the foreseeable future will be retained for development of the Company's business. In addition, the Company's equipment loan facilities contain covenants that restrict the payment of dividends.

Item 2.  Legal Proceedings.

   None.

Item 3.  Changes in and Disagreements with Accountants.

   Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

   All   information   set  forth  below  has  been   adjusted  to  reflect  the
reorganization of the registrant and Physiologic Reps, Inc. ("PRI") on July 31, 1996.

1. On July 31, 1996, PRI entered into a Plan and Agreement of Reorganization ("Plan") with Kendall Management Corporation ("Kendall") whereby Kendall acquired all of PRI's issued and outstanding common stock in exchange for Kendall common stock. Upon the close of the Plan, PRI's shareholders owned approximately 83.6% of the outstanding common stock of Kendall. In addition, Kendall issued options exercisable into 81,804 shares of Kendall common stock in exchange for PRI options. As a result, PRI became a subsidiary of Kendall.

      Subsequent to the reorganization, Kendall changed its name to Medical Resources Management, Inc.

     Pursuant to the Plan, Kendall completed the acquisition of PRI's issued and outstanding common stock in exchange for 5,100,720 shares of its own common stock. The tax-free exchange was pursuant to the provisions of Sections 351 and 368(a)(1)(B) of the Internal Revenue Code. For financial statement purposes, the transaction has been accounted for as a reverse acquisition as if PRI issued its common stock for the net assets of Kendall. Kendall was not an operating company.

2. Between November 1, 1996 and March 31, 1997, the registrant sold 289,500 Units consisting of 289,500 shares of Common Stock and 289,500 Class A warrants and 289,500 Class B warrants to purchase, in the aggregate, 579,000 shares of Common Stock. The Units were sold at $1.25 per Unit, for gross proceeds of $361,875. The private placement was limited to investors qualifying under Section 25102(n) of the California Corporations Code of 1977, as amended, and Regulation D and Section CE of the Securities Act of 1933, as amended. Officers and directors of the registrant sold the Units.

3. Between November 1996 and March 1997, the registrant issued incentive stock options under the registrant's 1996 Stock Option Plan (the "Plan") to three employees to purchase an aggregate of 1,500 shares of Common Stock at an exercise price of $2.13 per share, which price was at fair market value at time of grant.

4. On March 31, 1997, the registrant issued 325,000 shares of Common Stock to the four former shareholders of Pulse Medical Products, Inc. ("Pulse") in exchange for all of the common stock of Pulse. Of the shares issued in connection with this acquisition, Stephen D. Coughlin received 260,000 shares of Common Stock.

   In each sale of securities described in the preceding paragraphs of this Item 4, each purchaser agreed that the securities acquired will be held for investment purposes, that the representative certificates may bear restrictive legends indicating that the securities may not be freely transferred and that the records of the registrant may contain appropriate stop transfer orders. The registrant had reasonable grounds to believe that each purchaser was capable of evaluating the merits and risks of his investment, was able to bear the economic risks of his investment and acquired the securities for investment purposes only. Accordingly, the registrant believes that the foregoing transactions were exempt from the registration provisions of the Securities Act of 1933 pursuant to the exemption under Section 4(2) of that Act, and the Rules and Regulations promulgated thereunder and under Section 3(b) of that Act, by reason of such transactions being by an issuer and not involving a public offering.


Item 5.  Indemnification of Directors and Officers.

   Section 317 of the California Corporations Code allows a corporation to advance expenses incurred by an officer or director in defending any proceeding prior to the final disposition of such proceeding upon receipt of an undertaking to repay such amount, unless such person is ultimately entitled to indemnification. In non-derivative actions, an officer or director is entitled to reimbursements for expenses, fines, judgments and settlements if such individual has acted in good faith and in a manner he believed to be in the best interests of the corporation and, in the case of criminal proceedings, he had no reasonable cause to believe the conduct was unlawful. With regard to derivative actions (a suit brought on behalf of the Company), such person is entitled to reimbursements for expenses if the officer or director acted in good faith, in a manner the officer or director believed to be in the best interest of the corporation and with such care, including reasonable inquiry, as an ordinary and prudent person in like position would use in similar circumstances; provided, however, that no indemnification shall be made (1) if the officer or director is found liable to the corporation, except as may be determined by the court in which the action is pending; (2) for the amounts paid in settling an action or
(3) for amounts paid in defending such action which is terminated without court approval.

                                    PART F/S

The following financial statements are included as a separate section following the signature page to this Form 10-SB and are incorporated herein by reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page

Audited Financial Statements:

   Report of Independent Auditors                                       F-1

   Consolidated Balance Sheet - October 31, 1996                        F-2

   Consolidated   Statements  of  Income  -  Years  Ended
     October 31, 1996 and 1995                                          F-4

   Consolidated  Statements  of Changes in  Shareholders'
     Equity - Years  Ended  October  31, 1996 and 1995                  F-5

   Consolidated  Statements  of Cash Flows - Years  Ended
     October 31, 1996 and 1995                                          F-6

   Notes to Consolidated Financial Statements                           F-7

Unaudited Financial Statements:

   Consolidated Balance Sheets - January 31, 1997 and 1996              F-15

   Consolidated Statements of Income - Three Months Ended
     January 31, 1997 and 1996                                          F-17

   Consolidated Statements of Changes in Shareholders' Equity -
     Three Months Ended January 31, 1997 and 1996                       F-18

   Consolidated Statement of Cash Flows - Three Months Ended
     January 31, 1997 and 1996                                          F-19

   Notes to Consolidated Financial Statements                           F-20

                         Report of Independent Auditors

Board of Directors and Shareholders
Medical Resources Management, Inc.

We have audited the accompanying consolidated balance sheet of Medical Resources Management, Inc. as of October 31, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medical Resources Management, Inc. at October 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.



March 13, 1997


/s/ Ernst & Young

                       Medical Resources Management, Inc.

                           Consolidated Balance Sheet

                                October 31, 1996


Assets
Current assets:
   Cash and cash equivalents                                   $ 12,482
   Accounts receivable, net of allowance for
     doubtful accounts of $85,000 (Note 4)
                                                              1,090,388
   Inventories (Note 4)                                         118,490
   Prepaid expenses                                              54,488
   Income tax receivable                                         36,254
   Deferred tax assets (Note 5)                                  37,817
                                                             ----------
Total current assets                                          1,349,919


Property and equipment (Notes 3 and 4):
   Rental equipment (Note 3)                                  9,386,958
   Transportation equipment                                     690,244
   Office furniture and equipment                               140,176
   Leasehold improvements                                         8,456
                                                             ----------
                                                             10,225,834
   Less accumulated depreciation                              5,773,222
                                                             ----------
Net property and equipment                                    4,452,612


Deposits                                                         13,472
                                                            ===========
Total assets                                                $ 5,816,003
                                                            ===========

Liabilities and shareholders' equity
Current liabilities:
   Accounts payable and accrued expenses                       $ 561,645
   Current portion of long-term debt (Note 4)                    512,293
   Current portion of obligations under
   capital leases (Note 3)                                       415,338
                                                             -----------
Total current liabilities                                      1,489,276


Long-term debt, net of current portion (Note 4)                1,196,267
Obligations under capital leases, net of
  current portion (Note 3)                                       694,480
Deferred income taxes (Note 5)                                   599,904

Notes payable - shareholders (Note 2)                            253,720

Commitments (Note 8)

Shareholders' equity (Note 6):
   Common stock, $.001 par value:
     Authorized shares - 100,000,000
     Issued and outstanding shares - 6,100,720                     6,101
   Additional paid-in capital                                    233,573
   Retained earnings                                           1,342,682
                                                             -----------
Total shareholders' equity                                     1,582,356
                                                             ===========
Total liabilities and shareholders' equity                   $ 5,816,003
                                                             ===========

See accompanying notes.

                       Medical Resources Management, Inc.

                        Consolidated Statements of Income


                                               Year ended October 31
                                                  1996         1995
                                             ------------------------

Revenue                                      $ 6,694,074  $ 5,668,437
Cost of revenue                                3,815,784    2,916,998
                                             ------------------------
Gross profit                                   2,878,290    2,751,439

Selling expenses                                 981,427      745,551
General and administrative expenses            1,223,965    1,155,051
                                             ------------------------
Operating income                                 672,898      850,837

Interest expense                                 307,746      345,327
                                             ------------------------
Income before income taxes                       365,152      505,510
Provision for income taxes (Note 5)              156,098      202,030
                                             ------------------------
Net income                                     $ 209,054    $ 303,480
                                             ========================

Net income per common share                       $ .04      $ .06
                                             ========================
Weighted average common shares                 5,085,904    4,708,542
                                             ========================

See accompanying notes.

                       Medical Resources Management, Inc.

           Consolidated Statements of Changes in Shareholders' Equity


                                                         Additional
                                    Common Stock           Paid-in        Retained
                                  Shares     Amount        Capital        Earnings         Total
                               -------------------------------------------------------------------
Balance at October 31, 1994     4,672,452    $ 4,673      $ 97,401       $ 830,148       $ 932,222
   Issuance of stock to ESOP       72,180         72        37,428               -          37,500
   Net income for year                  -          -             -         303,480         303,480
                               -------------------------------------------------------------------
Balance at October 31, 1995     4,744,632      4,745       134,829       1,133,628       1,273,202
   Issuance of stock (Note 6)   1,356,088      1,356        98,744               -         100,100
   Net income for year                  -          -             -         209,054         209,054
                               ===================================================================
Balance at October 31, 1996     6,100,720    $ 6,101     $ 233,573     $ 1,342,682     $ 1,582,356
                               ===================================================================

See accompanying notes.

                       Medical Resources Management, Inc.

                      Consolidated Statements of Cash Flows


                                                        Year ended October 31
                                                          1996           1995
                                                       -----------------------
Operating activities
Net income                                             $ 209,054     $ 303,480
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                        844,172       608,929
     Deferred income taxes                               194,087        50,000
     Changes in operating assets and liabilities:
       Accounts receivable                               (84,949)     (127,353)
       Inventories                                         3,378       (47,109)
       Prepaid expenses                                  (53,702)          299
       Income tax receivable                             (36,254)            -
       Accounts payable and accrued expenses              44,070       189,136
       Income taxes payable                             (143,500)       75,558
       Employee stock ownership plan liability           (27,000)       17,000
                                                       -----------------------
Net cash provided by operating activities                949,356     1,069,940

Investing activities
Purchases of property and equipment                   (1,249,147)     (107,670)
Increase in deposits                                      (3,472)         (420)
                                                      ------------------------
Net cash used for investing activities                (1,252,619)     (108,090)

Financing activities
Borrowings on long-term debt                           1,468,862             -
Issuance of common stock                                 100,100             -
Principal payments on long-term debt                    (558,868)      (30,190)
Borrowings on notes payable - bank                             -        60,000
Payments on notes payable - bank                         (40,612)     (146,388)
(Borrowings) payments on notes payable - shareholders    (35,872)      (35,577)
Principal payments on capital lease obligations         (644,083)     (799,454)
                                                       -----------------------
Net cash provided by (used for) financing activities     289,527      (951,609)
                                                       -----------------------
Net (decrease) increase in cash                          (13,736)       10,241
Cash and cash equivalents at beginning of year            26,218        15,977
                                                       -----------------------
Cash and cash equivalents at end of year                $ 12,482      $ 26,218
                                                       =======================

Supplemental information:
Cash paid during year for:
   Interest                                            $ 310,662     $ 297,641
                                                       =======================
   Taxes                                               $ 141,765      $ 80,145
                                                       =======================
Capital lease obligations entered into for equipment   $ 975,589   $ 1,168,840
                                                       =======================
See accompanying notes.

                       Medical Resources Management, Inc.


                   Notes to Consolidated Financial Statements

                                October 31, 1996




1. Summary of Significant Accounting Policies

Description of Business

Medical Resources Management, Inc. (MRM or the Company) (successor to Physiologic Reps, Inc. (PRI) - see Equity - Note 6) engages in the business of renting medical equipment, providing associated technical support, and also selling related supplies. The financial statements include MRM, the holding company, consolidated with its wholly owned operating subsidiary (Note 6).

Inventory

Inventory, consisting primarily of supplies, is stated at the lower of cost (first-in, first-out) or market basis.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets which vary from five to ten years. Leasehold improvements are being amortized using the straight-line method over the shorter of the lease term or 31 years.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged as incurred.

Income Taxes

The Company utilizes Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which prescribes the use of the liability method to compute the differences between the tax basis of assets and liabilities and the related financial reporting amounts using currently enacted tax laws and rates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

                       Medical Resources Management, Inc.


             Notes to Consolidated Financial Statements (continued)




1. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with banks and other financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers primarily with small balances. Management reviews these balances on a monthly basis and maintains reserves for potential credit losses, which losses have historically been within management's expectations.

Stock-Based Compensation

The  Company  accounts  for  its  stock  compensation   arrangements  under  the
provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings per Share

Net income per share has been computed based on the weighted average number of shares of common stock outstanding after giving effect to the 2406 to 1 exchange discussed in Note 6. Stock options have not been considered because the effect was either not material or antidilutive.

2. Notes Payable - Shareholders

The notes payable - shareholders bear interest at 10% and 12% and are subordinated to the notes payable to a finance company (Note 4). It is anticipated that no payments will be made in the next twelve months.

3. Obligations Under Capital Leases

The Company leases certain equipment under capital lease obligations. Cost and accumulated depreciation of equipment under capital leases included in equipment as of October 31, 1996 are as follows:

Rental equipment                                         $ 6,360,927
Less accumulated depreciation                              4,371,676
                                                         ===========
Net book value                                           $ 1,989,251
                                                         ===========

The following is a schedule by year of future minimum lease payments required under the leases together with their present value as of October 31, 1996:

1997                                                     $   524,840
1998                                                         336,131
1999                                                         232,067
2000                                                         173,434
2001                                                          84,688
                                                         -----------
Total minimum lease payments                               1,351,160
Less amount representing interest                            241,342
                                                         -----------
Present value of minimum lease payments
  due under capital lease                                  1,109,818
Less current portion                                         415,338
                                                         -----------
Obligations under capital leases,
net of current portion                                   $   694,480
                                                         ===========

4. Long-Term Debt

Long-term debt consists of the following at October 31, 1996:

Note  payable  to  a  finance  company,  interest  only
   through June 1997,  thereafter payable in 48 monthly
   installments  of $9,902 plus  interest at the 30-day
   commercial  paper rate plus  3.25%  (8.6% at October
   31,  1996),  secured  by  equipment  and a  personal
   guarantee of a shareholder.  Additional availability
   of $274,680 under same terms and conditions.               $    475,320
Note  payable  to  a  finance  company,  interest  only
   through  January  1996,  thereafter  payable  in  48
   monthly  installments  of $20,833  plus  interest at
   prime  plus  1.50%  (9.75%  at  October  31,  1996),
   maturing May 2000,  secured by accounts  receivable,
   equipment and a personal guarantee of a shareholder.            812,500
Various notes payable in monthly installments  totaling
   $8,661,  including  interest varying between 11% and
   18% per annum,  collateralized  by trucks,  vans and
   automobiles, maturing through January 2001.                     264,145
Note payable to a finance  company for a line of credit
   of $250,000  maturing  June 30, 1997,  with variable
   per annum  interest  rate  equal to the sum of 1.00%
   plus the prime rate (9.25% at October 31, 1996).                114,650
Other                                                               41,945
                                                              ------------
Total long-term debt                                             1,708,560
Less current portion                                               512,293
                                                              ------------
Long-term debt, net of current portion                        $  1,196,267
                                                              ============
Long-term debt matures as follows during the years ending October 31:

1997                                                          $    512,293
1998                                                               429,320
1999                                                               433,088
2000                                                               236,755
2001                                                                97,104
                                                              ------------
                                                              $  1,708,560
                                                              ============

5. Provision for Income Taxes

The provisions for income taxes for the years ended October 31, 1996 and 1995 consist of the following:

                             1996
                Current    Deferred      Total
              ----------------------------------

Federal       $ (32,588)  $  152,092  $  119,504
State            (5,401)      41,995      36,594
              ----------------------------------
              $ (37,989)  $  194,087  $  156,098
              ==================================

                             1995
                Current    Deferred      Total
              ----------------------------------

Federal       $  118,100  $   58,550  $  176,650
State             33,930      (8,550)     25,380
              ----------------------------------
              $  152,030  $   50,000  $  202,030
              ==================================

Significant components of the Company's deferred tax assets and liabilities at October 31, 1996 is as follows:

Deferred tax assets:
   Provision for doubtful accounts    $   34,117
   Other                                   3,700
                                      ----------
Total deferred assets                     37,817

Deferred tax liabilities:
  Depreciation                          (586,794)
   Other                                 (13,110)
                                      ----------
Total deferred liabilities              (599,904)
                                      ==========
Net deferred liabilities              $ (562,087)
                                      ==========

A reconciliation of the provision for income taxes with the amounts obtained by applying the federal statutory tax rate is as follows:

                                                    1996             1995
                                                 ---------------------------
Income tax based on federal statutory rate       $ 124,150         $ 171,873
State tax, net of federal tax benefit               22,316            24,585
Non-deductible expenses and other                    9,632             5,572
                                                 ---------------------------
                                                 $ 156,098         $ 202,030
                                                 ===========================

6. Equity

On July 31, 1996, PRI entered into a Plan and Agreement of Reorganization (Plan) with Kendall Management Corporation (Kendall). Pursuant to the Plan, Kendall agreed to acquire up to 100% of PRI's common stock in exchange for Kendall common stock and PRI's shareholders would then hold approximately 83.6% of the outstanding common stock of Kendall. As a result, PRI became a subsidiary of Kendall.

Kendall completed the acquisition of 100% of PRI's issued and outstanding common stock in exchange for 5,100,720 shares of its own common stock. The tax-free exchange is pursuant to the provisions of Sections 351 and 368(a)(1)(B) of the Internal Revenue Code. For financial reporting purposes, the transaction has been accounted for as a reverse acquisition as if PRI issued its common stock (1,000,000 shares) for the net assets of Kendall, consisting of $100,000 in cash. Kendall was not an operating company. The 5,100,720 shares issued by Kendall were exchanged for 2120 shares (or 2406 for 1) of PRI's outstanding common stock. Subsequent to the reorganization, Kendall changed its name to Medical Resources Management, Inc. In addition to the 1,000,000 shares of PRI stock issued to Kendall, PRI also issued 356,000 shares of common stock as a finders' fee to several individuals associated with facilitating the transaction.

In addition, Kendall converted outstanding PRI options into Kendall options exercisable into 81,804 shares of Kendall common stock.

In September 1996, the Company adopted the 1996 Stock Incentive Plan (Plan) to allow officers and employees and certain non-employees to receive certain options to purchase common stock and to receive grants of common stock subject to certain restrictions. Under the Plan, regular salaried employees, including directors, who are full time employees, may be granted options exercisable at not less than 100 percent of the fair market value of the shares at the date of grant. The exercise price of any option granted to an optionee who owns stock possessing more than ten percent of the voting power of all classes of stock of the Company must be 110 percent of the fair market value of the common stock on the date of grant, and the duration may not exceed five years. Options generally become exercisable at a rate of 33 percent of the shares subject to option one year after grant. The remaining shares generally become exercisable ratably over an additional 24 months. The duration of options may not exceed ten years. A maximum number of 750,000 shares of common stock may be issued pursuant to the Plan.

The following table summarizes stock option activity:

                                                  Exercise
                                                 Price per
                                     Shares        Share
                                  ---------------------------

Balance at October 31, 1995          81,804       $   .50
   Granted                          424,801          1.50
   Cancelled                        (34,500)         1.50
                                  ------------
Balance at October 31, 1996         472,105    $.50 - $1.50
                                  ============

As of October 31, 1996, no options to purchase common stock were vested.

7. Employee Stock Ownership Plan

On August 7, 1992, the Company formed an employee stock ownership plan (ESOP) for the benefit of all employees meeting certain minimum age and length of service requirements. Contributions are discretionary and are determined annually by the Board of Directors. No contribution was made for the year ended October 31, 1996 and $30,000 was authorized for the year ended October 31, 1995.

8. Commitments

The Company leases premises under operating leases expiring in 2001. The lease on the corporate headquarters contains provisions for cost of living increases and certain options to renew for a period of five additional years. Future minimum lease payments are as follows during years ending October 31:

1997                                                  $ 154,044
1998                                                    138,791
1999                                                    123,464
2000                                                    117,964
2001                                                     78,643
                                                     ----------
                                                      $ 612,906
                                                     ==========

Rent expense was $141,794 and $97,416 for the years ending October 31, 1996 and 1995, respectively.

9. Subsequent Event

In January 1997, the Company entered into a letter of intent with regards to the acquisition of a company involved in the renting and sales of medical equipment. The transaction contemplates the issuance of approximately 400,000 shares of the Company's stock in exchange for 5,000 shares of the target. The transaction is subject to, among other things, due diligence and a definitive agreement.
There can be no assurance that the transaction will be completed.

                         Unaudited Financial Statements

                       Medical Resources Management, Inc.

                    Quarters ended January 31, 1997 and 1996









                       Medical Resources Management, Inc.

                     Consolidated Balance Sheet (Unaudited)

                                January 31, 1997


Assets
Current assets:
   Cash and cash equivalents                                $     36,962
   Accounts receivable, less
      allowance of $97,000                                     1,276,857
   Inventories                                                   191,716
   Prepaid expenses                                               51,514
   Income tax receivable                                          82,604
   Deferred tax assets                                            37,817
                                                            ------------
Total current assets                                           1,677,470


Property and equipment:
   Rental equipment                                            9,797,114
   Transportation equipment                                      689,089
   Office furniture and equipment                                148,637
   Leasehold improvements                                         69,416
                                                            ------------
                                                              10,704,256
   Less accumulated depreciation                               6,003,071
                                                            ------------
Net property and equipment                                     4,701,185


Deposits                                                          11,603
                                                            ============
Total assets                                                $  6,390,258
                                                            ============


See accompanying notes to unaudited financial statements.

Liabilities and shareholders' equity

Current liabilities:
   Accounts payable and accrued expenses                    $    617,974
   Current portion of long-term debt                             740,365
   Current portion of obligations under capital leases           402,121
                                                            ------------
Total current liabilities                                      1,760,460


Long-term debt, net of current portion                         1,261,367
Obligations under capital leases, net of current portion         713,683
Deferred income taxes                                            611,357

Notes payable - shareholders                                     145,720

Shareholders' equity:
   Common stock, $.001 par value:
      Authorized shares - 100,000,000
      Issued and outstanding shares - 6,340,220                    6,340
   Additional paid-in capital                                    521,375
   Retained earnings                                           1,369,956
                                                            ------------
Total shareholders' equity                                     1,897,671
                                                            ------------
Total liabilities and shareholders' equity                  $  6,390,258
                                                            ============


See accompanying notes to unaudited financial statements.

                       Medical Resources Management, Inc.

                  Consolidated Statements of Income (Unaudited)



                                           Three Months Ended January 31
                                               1997             1996
                                            ----------       ----------

Revenue                                     $1,537,511       $1,629,798
Cost of revenue                                865,186          900,618
                                            ----------       ----------
Gross profit                                   672,325          729,180

Selling expenses                               257,903          174,841
General and administrative expenses            303,797          300,829
                                            ----------       ----------
Operating income                               110,625          253,510

Interest expense                                75,248          116,802
                                            ----------       ----------
Income before income taxes                      35,377          136,708
Provision for income taxes                       8,103           54,875
                                            ----------       ----------
Net income                                  $   27,274       $   81,833
                                            ==========       ==========

Net income per common share                 $    0.004       $    0.013
                                            ==========       ==========
Weighted average common shares               6,164,328        6,100,720
                                            ==========       ==========


See accompanying notes to unaudited financial statements.

                       Medical Resources Management, Inc.

     Consolidated Statements of Changes in Shareholders' Equity (Unaudited)



                                                   Additional
                                   Common Stock      Paid-in     Retained
                                Shares     Amount    Capital     Earnings      Total
                              ---------   --------   --------   ----------   ----------

Balance at October 31, 1995   4,744,632   $  4,745   $134,829   $1,133,628   $1,273,202
   Net income for 3 months                                          81,833       81,833
                              =========   ========   ========   ==========   ==========
Balance at January 31, 1996   4,744,632   $  4,745   $134,829   $1,215,461   $1,355,035
                              =========   ========   ========   ==========   ==========


Balance at October 31, 1996   6,100,720   $  6,101   $233,573   $1,342,682   $1,582,356
   Issuance of stock            239,500        239    287,802                   288,041

   Net income for 3 months                                          27,254       27,254
                              =========   ========   ========   ==========   ==========
Balance at January 31, 1997   6,340,220   $  6,340   $521,375   $1,369,956   $1,897,671
                              =========   ========   ========   ==========   ==========


See accompanying notes to unaudited financial statements.

                           Medical Resources Management, Inc.

                Consolidated Statements of Cash Flows (Unaudited)

                                                            Three Months
                                                          Ended January 31
                                                          1997         1996
                                                       ---------    ---------
Operating activities
Net income                                             $  27,274    $  81,833
Adjustments to reconcile net income to cash provided
  by operating activities:
     Depreciation                                        229,849      199,024
     Deferred income taxes                                11,453       54,875
     Changes in operating assets and liabilities:
        Accounts receivable                             (186,469)    (218,847)
        Inventories                                      (73,226)      11,212
        Prepaid expenses                                   2,974       (6,459)
        Income tax receivable                            (46,350)
        Accounts payable                                  56,329        3,261
                                                       ---------    ---------
Net cash provided by operating activities                 21,834      124,899

Investing activities
Purchases of property and equipment                     (359,888)    (461,095)
Decrease in deposits                                       1,869          420
                                                       ---------    ---------
Net cash used for investing activities                  (358,019)    (460,675)

Financing activities
Borrowings on long-term debt                             382,427      572,270
Issuance of common stock                                 288,041
Principal payments on long-term debt                     (89,255)     (56,728)
Payments on notes payable - bank                                      (19,965)
Payments on notes payable - shareholders                (108,000)     (29,399)
Principal payments on capital lease obligations         (112,548)    (149,547)
                                                       ---------    ---------
Net cash provided by financing activities                360,665      316,631
                                                       ---------    ---------

Net increase (decrease) in cash                           24,480      (19,145)
Cash and cash equivalents at beginning of period          12,482       26,218
                                                       =========    =========
Cash and cash equivalents at end of period             $  36,962    $   7,073
                                                       =========    =========
Supplemental information:
Cash paid during the period for:
   Interest                                            $  75,248    $  82,301
                                                       =========    =========
   Taxes                                               $  43,000    $       -
                                                       =========    =========
Capital lease obligations entered into for equipment   $ 118,534    $ 546,561
                                                       =========    =========

See accompanying notes to unaudited financial statements.

                       Medical Resources Management, Inc.

              Notes to Unaudited Consolidated Financial Statements

                                January 31, 1997

 1.   Basis of Preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information pursuant to Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended January 31, 1997 are not necessarily indicative of the results that may be expected for the year ending October 31, 1997. For further information, refer to the financial statements and footnotes thereto of the Company at October 31, 1996 and for the years ended October 31, 1996 and 1995 included elsewhere herein.

 2.   Shareholders' Equity

During the three months ended January 31, 1997, the Company sold 239,500 units (each unit consisting of one share of common stock, one Class A warrant entitling the holder to purchase one share of common stock for a three year period at a price of $2.50 per share, and one Class B warrant entitling the holder to purchase one share of common stock for a three year period at a price of $4.00 per share) at a price of $1.25 per unit. Net proceeds therefrom were approximately $288,000.

Options for the purchase of 1,500 shares of common stock at $2.13 per share were granted during the three months ended January 31, 1997, none of which have been exercised.

                                    PART III

Item 1.  Index to Exhibits.

Item              Description

2.1         Articles of Incorporation and Amendments thereto.

2.2         By-Laws of the Registrant.

3.1 Copy of a Warrant Agreement and Warrant issued between November 1996 and March 1997 to investors in the Registrant's Private Placement.

6.1 Plan and Agreement of Reorganization between the Registrant and Physiologic Reps, Inc. dated July 31, 1996.

6.2         Registrant's 1996 Stock Incentive Plan.

6.3 Term Loan and Security Agreement dated March 28, 1995 between the Registrant and Merrill Lynch Business Financial Services, Inc.

6.4 Term Loan and Security Agreement dated June 5, 1996 between the Registrant and Merrill Lynch Business Financial Services, Inc.

6.5 WCMA Note, Loan and Security Agreement dated June 5, 1996 between the Registrant and Merrill Lynch Business Financial Services, Inc.

6.6 Plan and Agreement of Reorganization between the Registrant and Pulse Medical Products, Inc. dated March 31, 1997.

6.7 Equipment Note Loan and Security Agreement dated April 24, 1997 between the Registrant and LINC Capital Management, a division of LINC Capital, Inc.

6.8 Collateral Note No. 1 dated April 28, 1997 between the Registrant and LINC Capital, Inc.

6.8 Lease Modification Agreement dated April 24, 1997 between Pulse Medical Products, Inc. and LINC Capital Management, a division of LINC Capital, Inc.

6.9 Warrant Purchase Agreement dated April 24, 1997 between the Registrant and LINC Capital Management, a division of LINC Capital, Inc.

6.10 Warrant to Purchase Shares of Common Stock dated April 24, 1997 between the Registrant and LINC Capital Management, a division of LINC Capital, Inc.

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MEDICAL RESOURCES MANAGEMENT, INC.

                                                   (Registrant)



Date  ______________________________

     /s/  Allen H. Bonnifield
By  ________________________________
                  (Signature)

       Allen H. Bonnifield, President and CEO

                                                                     Exhibit 2.1
  Filed in the  Office of the  Secretary
  of State of the  State of  Nevada
            MAY 23, 1991

                            ARTICLES OF INCORPORATION
                                       OF

                         PLATEAU WEST EXPLORATION, INC.

                                   Article One

                The name of the corporation is PLATEAU WEST EXPLORATION, INC.


                                   Article Two
         Its principal office in the State of Nevada is located at 115 Taurus Circle, Reno, Nevada 89511. The address of its resident agent, Marilyn K. Radloff, is 115 Taurus Circle, Reno, Nevada 89511.

                                  ARTICLE THREE

         The purpose or purposes for which this corporation is organized are:
To engage, without qualification, in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada.

                                  ARTICLE FOUR

         The amount of the total authorized capital stock the corporation shall have the authority to issue is One Hundred Million (100,000,000) shares of Common Stock, each having a par value of $0.001.
         Each share of Common Stock issued and outstanding, shall he entitled to one vote on all matters. Dividends shall be declared and paid only out of funds legally available therefor. Shares of such stock may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine. Fully paid stock of this corporation shall not be liable to any further call or assessment.

                                  ARTICLE FIVE

         The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation, provided that the number of directors shall not be reduced to less than (3), except that in cases where all the shares of the corporation are owned beneficially and of record by either one or two stockholders, the number of directors may be less than three (3) but not less than the number of stockholders.


                                                                     Exhibit 2.1

         The names and post office addresses of the first board of directors, which shall be three (3) in number are as follows:

                            NAME                     ADDRESS

                    1.  Ross H. Boyd                 265 Kern Avenue
                                                     Morro Bay, CA 93442

                    2.  Frank W. Sheldon             291 Sienna Street
                                                     Morro Bay, CA 93442

                    3.  Jean P. Boyd                 265 Kern Avenue
                                                     Morro Bay, CA 93442

         The Board of Directors shall be limited in number to no fewer than three (3) nor more than nine (9).




         Directors of the corporation need not be residents of the State of Nevada and need not own shares of the corporation's stock.

                                   ARTICLE SIX

         The capital stock of the corporation, after the amount of the subscription price has been paid in money, property, or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid up shall ever be assessable or assessed, and the Articles of incorporation shall not be amended in this particular.


                                  ARTICLE SEVEN

         The name and post office address of each of the incorporators signing the Articles of Incorporation are as follows:

                    NAME                             ADDRESS
                    ----                             -------
                    1. Ross H. Boyd                  265 Kern Avenue
                                                     Morro Bay, CA 93442

                    2. Frank W. Sheldon              291 Sienna Street
                                                     Morro Bay, CA 93442

                    3. Jean P. Boyd                  265 Kern Avenue
                                                     Morro Bay, CA 93442


                                  ARTICLE EIGHT

         The corporation is to have perpetual existence.



                                                                     Exhibit 2.1

                                  ARTICLE NINE

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

         Subject to the Bylaws, if any, adopted by the stockholders, to make, alter or amend the bylaws of the corporation.

         To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and to cause to be executed mortgages and liens upon the real and personal property of this corporation.

         By resolution passed by a majority of the whole board, to designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution or in the bylaws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the bylaws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

         When and as authorized by the affirmative vote of stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholder's meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the board of directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of directors deem expedient and for the best interests of the corporation.

                                   ARTICLE TEN

         Meetings of the stockholders may be held at such place within or without the State of Nevada, if the bylaws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

                                 ARTICLE ELEVEN

         This corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.
                                 ARTICLE TWELVE

         No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized, or any bonds, debentures or other securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the board of directors to such persons and on such terms as in its discretion it shall deem advisable.


                                                                     Exhibit 2.1

         WE, THE UNDERSIGNED, being each of the incorporators, hereinbefore named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set our hands this 6th day of May, 1991.

                                   /s/ ROSS H. BOYD
                                   --------------------
                                   ROSS H. BOYD

                                   /s/ FRANK W. SHELDON
                                   --------------------
                                   FRANK W. SHELDON

                                   /s/ JEAN P. BOYD
                                   --------------------
                                   JEAN P. BOYD

STATE OF CALIFORNIA           )
                              ) ss.
COUNTY OF SAN LUIS OBISPO     )

  On this 6th day of May, 1991, before me, the undersigned, a Notary Public in and for the county and state aforesaid, personally appeared ROSS H. BOYD, FRANK W. SHELDON, and JEAN P. BOYD, known to me to be the persons described in and who executed the foregoing instrument and who acknowledged to me that they executed the same freely and voluntarily and for the uses and purposes therein mentioned.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

                                     /s/ Rae M. Crill
                                     ----------------------------
                                     NOTARY   PUBLIC   in  and  for San
                                     Luis Obispo County, California



                                                                     Exhibit 2.1

                                                                     Exhibit 2.1
  Filed in the  Office of the  Secretary
  of State of the  State of  Nevada
            Sep 11, 1991


                        ARTICLES AND AGREEMENT OF MERGER

         ARTICLES AND AGREEMENT OF MERGER, dated June 12th 1991, between Plateau West Exploration, Inc., a Utah corporation, hereinafter sometimes called Plateau
(Utah), and Plateau West Exploration, Inc., a Nevada corporation, hereinafter sometimes called Plateau (Nevada)Plateau (Nevada) is a corporation organized and existing under the laws of the state of Nevada, having been incorporated in 1991. The authorized capital stock of Plateau (Nevada) consists of 100,000,000 shares of $.001 par value common stock, of which 100,000 shares are issued and outstanding.

        Plateau (Utah) is a corporation organized and existing under the laws of the State of Utah, having been incorporated in 1980. The authorized capital stock of Plateau (Utah) consists of 150,000,000 shares of Capital Stock, no par value, of which 21,960,982 shares are issued and outstanding.

        The Boards of Directors of Plateau (Nevada) and Plateau (Utah) respectively, deem it desirable and in the best interests of their corporations and their shareholders that Plateau (Utah) be merged into Plateau (Nevada), and the corporations, respectively, desire that they so merge under and pursuant to the laws of Utah and Nevada.

        Now, therefore, in consideration of the premises and of the mutual covenants and agreements herein set forth and for the purpose of prescribing the terms and conditions of such merger, the parties hereto covenant and agree as follows:

         1. Merger. As soon as all the following events shall have happened, vis.,

              (a) this agreement shall have been adopted and approved by the votes of the holders of the Common Stock of Plateau (Nevada) and of Plateau
(Utah) at separate meetings at the shareholders of Plateau (Nevada) on the one hand and of the shareholders of Plateau (Utah) on the other, in accordance with the requirements of the laws of Utah and Nevada, respectively, and that fact shall have been certified hereon by the respective Secretaries of each of such Corporations under their respective corporate seals; and

              (b) this agreement, so adopted and certified, shall have been signed, acknowledged, and filed, all as required by the provisions of the Nevada Revised Statutes as amended; and

              (c) Articles of Merger as required by Section 16-10-69 of the Business Corporation Act of Utah shall have been made, signed, sworn to, certified, endorsed, and filed as required by law thereupon Plateau (Utah) shall be deemed to have merged with and into Plateau (Nevada) which shall survive the merger and which shall have the name provided in paragraph 2 hereof.


                                                                     Exhibit 2.1

        The single corporation which shall so survive the merger is hereinafter sometimes called the Surviving Corporation; Plateau (Nevada) and Plateau (Utah) are hereinafter sometimes called the Constituent Corporations; and the date and time when the Constituent Corporations shall merge and become the Surviving Corporation are hereinafter referred to as "the effective date of the Merger".

         2. Name and purposes of surviving corporation. The name of the Surviving Corporation shall be Plateau West Exploration, Inc. The purposes for which the Surviving Corporation is formed and the nature of the business to be transacted by it shall be as set forth in the Articles of Incorporation of Plateau (Nevada), as amended, on the effective date of the merger, viz., as set forth in Exhibit A which is attached hereto and made a part hereof with the same force and effect as if herein set forth in full.

         3. Bylaws of surviving corporation. On the effective date of the merger, the Bylaws of Plateau (Nevada), as heretofore amended, shall be the Bylaws of the Surviving Corporation until the name shall be altered, amended, or repealed, or until-new Bylaws shall be adopted, in accordance with the provisions thereof.

         4. Directors and officers of surviving corporation. The Board of Directors of the Surviving Corporation shall initially consist of three directors, each of whom shall hold office until his successor shall have been duly elected and shall have qualified, or until his earlier death, resignation, or removal, all as provided in the bylaws of the Surviving Corporation. The respective names, placed of residence, and addresses of such directors are as follows:

                                     City or Town of Residence and
     Name                                Home Post Office Address

Ross N. Boyd                         265 Kern Avenue
                                     Morro Bay, California  93442

Frank W. Sheldon                     90 Siena St.
                                     Morro Bay, California  93442

Jean P. Boyd                         265 Kern Avenue
                                     Morro Bay, California  93442

         The principal officers of the Surviving Corporation, each of whom shall hold office until his successor shall have been duly elected or appointed and shall have qualified or until his earlier death, resignation, or removal, and their respective offices, places of residence, and post office addresses are as follows:

Office            Name                      City or Town of Residence and
                                            Home Post Office Address

President/        Ross H. Boyd              265 Kern Avenue
treasurer                                   Morro Bay, California  93442

Vice president    Jean P. Boyd              265 Kern Avenue
                                            Morro Bay, California  93442

Secretary         Frank W. Sheldon          91 Siena St.
                                            Morro Bay, California  93442

                                                                    Exhibit 2.1

        The Surviving Corporation may have such other officers as shall be provided for in its Bylaws.

        If on the effective date of the merger a vacancy shall exist in the Board of Directors of the Surviving Corporation or in any of the offices above specified by reason of the inability or failure of any of the above persons to accept a directorship in the Surviving Corporation or the office to which he is designated, as the case may be, such vacancy may thereafter be filled in the manner provided by law or in the Bylaws of the Surviving Corporation.

        5. Capital stock of surviving corporation. On the effective date of the merger, the total amount of capital stock of the Surviving Corporation to be authorized, the number of shares into which the capital stock is to be divided, and the par value of the shares are as follows:

        100,000,000 shares of Common Stock of a par value of $.001 per share, amounting in the aggregate to $100,000.

        6. Conversion of outstanding securities on merger. The manner and basis of converting the outstanding Common Stock of Plateau (Utah) into stock and options of the Surviving Corporation upon the effective date of the merger shall be as follows:

              a) Common stock of Plateau (Utah). Every twenty shares of Common Stock of Plateau (Utah) now existing shall be combined into one share of Common Stock of Plateau (Utah) prior to the merger. Each of the 1,098,049 shares then outstanding on the effective date of the merger shall be 1,098,049 shares of Common Stock of the Surviving Corporation with the voting powers, restrictions and qualifications set forth in the Articles of Incorporation of the Surviving Company.

              b) Common stock of Plateau (Nevada). Each of the 100,000 shares of Common Stock of Plateau (Nevada) outstanding on the date of the merger shall continue to be one share of Common Stock of the Surviving Corporation with the voting powers, restrictions and qualifications as set forth in the Articles of Incorporation of the Surviving Corporation.

        7.  Exchange of certificates.

              (a) On and after the effective date of the merger, each holder of a certificate or certificates theretofore representing outstanding Common Stock of either of the Constituent Corporations shall be entitled, upon the surrender of such certificate or certificates at Atlas Stock Transfer, 5899 South State Street, Murray, Utah, 84107, agent of the Surviving Corporation designated for the purpose, to receive in exchange therefor a certificate or certificates representing the number of full shares of Common Stock of the Surviving Corporation to which such holder is entitled in accordance with paragraph 6 hereof. Until so surrendered, each outstanding certificate which, prior to the effective date of the merger, represented shares of Common Stock of either Constituent Corporation shall be deemed for all purposes to evidence only the ownership of the full shares of Common Stock, of the Surviving Corporation as the same shall have been continued in accordance with the provisions of paragraph 6 hereof.


                                                                     Exhibit 2.1

              (b) If a certificate for any share or shares of stock of the Surviving Corporation is to be issued in any name other than that in which the certificate for shares surrendered for exchange shall be registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed for transfer.

         8. Prohibited actions of constituent corporations and subsidiaries. Between the date hereof and the effective date of the merger, neither Plateau (Nevada) nor Plateau (Utah) will (and neither will permit any of its subsidiaries to), except with the prior written consent of the other: (a) issue or sell any stock, bonds or other corporate securities; (b) incur any obligation or liability (absolute or contingent), except current liabilities incurred, and obligations under contracts entered into, in the ordinary course of business;
(c) discharge or satisfy any lien or encumbrance or pay any obligation or liability (absolute or contingent); (d) make any dividend or other payment or distribution to its shareholders or purchase or redeem any shares of its capital stock; (e) mortgage, pledge, create a security interest in, or subject to lien or other encumbrance any of its assets, tangible or intangible; (f) sell or transfer any of its tangible assets or cancel any debts or claims except in each case in the ordinary course of business; (g) sell, assign, or transfer any trademark, trade name, patent, or other intangible asset; (h) waive any right of any substantial value; or (i) enter into any transaction other than in the ordinary course of business.

         9. Effect of merger. On the effective date of the merger, Plateau (Nevada) and Plateau (Utah) shall cease to exist separately and Plateau (Utah) shall be merged with and into Plateau (Nevada) in accordance with the provisions of this agreement and in accordance with the provisions of and with the effect provided in the Utah general corporations code and Nevada Revised Statutes. As provided therein, on the effective date of the merger the Surviving Corporation shall possess all the rights, privileges, powers, franchises, and trust and fiduciary duties, powers and obligations, as well of a public as of a private nature, and be subject to all the restrictions, disabilities, and duties of each of the Constituent Corporations, and all and singular, the rights, privileges, powers, and franchises, and trust and fiduciary rights, powers duties, and obligations, of each of the Constituent Corporations; and all property, real, personal, and mixed, and all debts due to either of the Constituent Corporation on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations shall be vested in the Surviving Corporation; and all property, rights, privileges, powers, and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Constituent Corporations; and the title to any real estate, whether vested by deed or otherwise, in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the merger; provided, however, that all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities, and duties of the respective Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts, liabilities, and duties had been incurred or contracted by the Surviving Corporation.

         10. Further instruments. From time to time, as and when requested by the Surviving Corporation or by its successors or assigns, Plateau (Utah) will


                                                                     Exhibit 2.1
execute and deliver, or cause to be executed and delivered, all such deeds and other instruments; and will take or cause to be taken such further or other action as the Surviving Corporation may deem necessary or desirable in order to vest in and confirm to the Surviving Corporation title to and possession of all its property, rights, privileges, posers, and franchises and otherwise to carry out the intent and purposes of this agreement.

         11. Principal offices. The location of the principal office in California shall be 265 Kern Avenue, Morro Bay, California, 93442.

         12. Abandonment of merger. This agreement may be terminated and the merger provided for hereby abandoned: (1) by vote of the Board of Directors of either of the Constituent Corporations at any time prior to the effective date of the merger if (a) material breach shall exist with respect to the written representations and warranties made by the other in Constituent Corporation in connection with the merger, or (b) the other Constituent Corporation, without prior written consent of such Constituent Corporation, shall take any action prohibited by this agreement, or (c) the other Constituent Corporation shall not have furnished such certificates and legal opinions in connection with the merger and matters incidental thereto as it shall have agreed to furnish, or (d) if, in the opinion of the Board of Directors of such Constituent Corporation, the merger is impracticable by reason of the number of shares of stock of Plateau (Nevada), the holders of which are in a position to perfect appraisal rights under any law or laws, or (e) if, in the opinion of the Board of Directors of such Constituent Corporation, any consent of any third party to the merger is reasonable necessary to prevent a default under any outstanding obligation of ehter Constituent Corporation, and such consent is not obtainable without penalty; or (3) by vote of the Board of Directors of either of the Constituent Corporations at any time on or after August 15, 1991, if the merger contemplated hereby shall not have been effected prior thereto. In the event of any such termination and abandonment, this agreement shall be void and have no effect, and there shall be no liability on the part of either of the Constituent corporations or any director, officer, or shareholder of either of such Constituent Corporations in respect hereof.

         13. Right of amendment. The Surviving Corporation hereby reserves the right to amend, alter, change or repeal any provision contained in its Articles of Incorporation, as from time to time amended, and any provision contained in this agreement, in the manner now or hereafter prescribed by law or by such Articles, as from time to time amended; and all rights and powers of whatsoever nature conferred in such Articles of Incorporation, as from time to time amended, or herein, upon any shareholder, director, officer or any other person are subject to this reservation.


                                                                     Exhibit 2.1

         In Witness Whereof, Plateau (Nevada) and Plateau (Utah) America, Inc., have caused this Agreement to be signed in their corporate names by their respective Presidents or Vice Presidents, and their respective Secretaries, under the Seals of the Corporations, and also by majorities of their respective boards of directors, all as of the day first written above.


Corporate Seal                      PLATEAU WEST EXPLORATION, INC.
Attest:                             a Nevada Corporation



/s/ Frank Sheldon                   by: Ross Boyd
-----------------------             -------------------------
Secretary                           President


Majority of the Board of Directors of Plateau West Exploration, a Nevada
Corporation:

    /s/ ROSS H. BOYD
    --------------------
    ROSS H. BOYD

    /s/ FRANK W. SHELDON
    --------------------
    FRANK W. SHELDON

    /s/ JEAN P. BOYD
    --------------------
    JEAN P. BOYD


    RECEIVED
  SEP 11, 1991
Secretary of State



                                                                     Exhibit 2.1

Corporate Seal                      PLATEAU WEST EXPLORATION, INC.
Attest:                             a Utah corporation



/s/                                 by: /s/ William Bingo
---------------------               ----------------------
Secretary                           President


Majority of the Board of Directors of Plateau West Exploration, Inc., a Utah corporation


/s/ William Bingo
---------------------
/s/
---------------------

     RECEIVED
   SEP 11, 1991
Secretary of State

                                                                     Exhibit 2.1

                                 ACKNOWLEDGEMENT


STATE OF UTAH              )
                           ) ss.
County of Salt Lake        )

         On June 5, 1991,  personally  appeared before me, a notary public, Ross
H. Boyd, known to me to be the president of Plateau West Exploration, Inc., a Nevada corporation, who being first duly sworn by me, did acknowledge to me that the attached Agreement of Merger was executed by the signatories thereto for and on behalf of Plateau West Exploration, Inc., a Nevada corporation, and the said Ross H. Boyd did further acknowledge to me that the Agreement of Merger was the act, deed and agreement of the Plateau West Exploration, Inc., a Nevada corporation.

                                  /s/ Barbara Parry
                                  -----------------------------
                                  Notary Public
                                  Residing at Davis County, UT.


RECEIVED
SEP 11, 1991
Secretary of State


                                                                     Exhibit 2.1

                                 ACKNOWLEDGEMENT


STATE OF FLORIDA       )
                       )ss.
County  of             )

     On June 12, 1991,  personally appeared before me, a notary public,  William
M. Bingo , known to me to be the president of Plateau West Exploration, Inc., a Utah corporation, who, being first duly sworn by me, did acknowledge to me that the attached Agreement of Merger was executed by the signatories thereto for and on behalf of Plateau West Exploration, Inc., a Utah corporation, and the said William M. Bingo did further acknowledge to me that the Agreement of Merger was the act, deed and agreement of the said Plateau West Exploration, Inc., a Utah corporation.

                                                /s/ Jean E. Moore
                                                ------------------------
                                                Notary Public
                                                Residing at:  Sarasota, Florida

Commission expires
Notary Public State of Florida
My commission expires Dec. 16, 1994


RECEIVED
SEP 11, 1991
Secretary of State

RECEIVED
AUG 21, 1991
Secretary of State


                                                                     Exhibit 2.1

                                                                     Exhibit 2.1


ARTICLES AND AGREEMENT OF MERGER

           MERGING

PLATEAU WEST CORPORATION, INC.
            (UT)

            INTO

PLATEAU WEST EXPLORATION, INC. (NV)


REQUESTED BY:

R. STEVEN CHAMBERS
350 SO. 400 EAST, STE. 114
SALT LAKE CITY, UT 84111

FILE NUMBER: 4283-91
FILE DATE:
FILING FEE: $75.00

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

FEB 07, 1995
No. 4283-91
Dean Heller
DEAN HELLER, SECRETARY OF STATE

                           Certificate of Amendment of

                            Articles of Incorporation

                                       of

                         Plateau West Exploration, Inc.



               Pursuant to the provisions of the Nevada Revised Statutes Title 7, Chapter 78, the undersigned officers do hereby certify:

        FIRST:     The name of the Corporation is Plateau West
        Exploration, Inc.

        SECOND:   The Board of Directors of the Corporation duly adopted the following resolutions on December 12, 1994:

              RESOLVED, that the Board approves the name Kendall Management Corporation as the new corporate name, and authorizes the officers of the Company to submit the matter of amending the Articles of Incorporation to reflect the name change as a proposal to the Company's shareholders at the annual meeting on January 17, 1995;

              RESOLVED FURTHER, that after approval by the shareholders upon submission for vote, the officers of the Company are, and each individually is, authorized and hereby directed to file, or cause to be filed, all documents required to effect the corporate name change, including the filing of an amendment to the Articles of Incorporation.

        THIRD: The total number of outstanding shares having voting power of the corporation is 6,697,732, and the total number of votes entitled to be cast by the holders of all said outstanding shares is 6,697,732.

        FOURTH: At a meeting of stockholders held on January 17, 1995, notice of which was duly given, the amendments herein certified were adopted by the holders of 5,542,177 shares, which represent 5,542,177 votes, and which constitute at least a majority of all of the voting power of the holders of shares having voting power.


                                                                     Exhibit 2.1

Signed on January 17, 1995,


                                         By: /s/ Sim Farar
                                            --------------------------
                                         Sim Farar, President

                                         By: /s/ Harold Fleischman
                                            --------------------------
                                         Harold Fleischman, secretary


  State of California      )
                           )
  County of Los Angeles    )

        On 1-17-95, 1995, before me, TAMARA L. JONES, Notary Public, personally appeared Sim Farar and Harold Fleischman, proved to me on the basis of satisfactory evidence to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities, and that by their signature on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

        WITNESS my hand and official seal.


Signature  /s/ Tamara Jones            (Seal)    TAMARA L. JONES
         ----------------------------            COMM. #1007021
                                                 Notary Public - California
                                                 LOS ANGELES COUNTY
                                                 My Comm. Expires DEC 25,1997


                                                                     Exhibit 2.1

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

FEB O6, 1995
No. 4283-91
Dean Heller
DEAN HELLER, SECRETARY OF STATE

                         PLATEAU WEST EXPLORATION, INC.
                           CERTIFICATE OF STOCK SPLIT

                Pursuant to Section 78-207 of the Nevada Revised Statutes, Sim Farar and Harold Fleischman certify that:

                1. They are the President and Secretary, respectively, of Plateau West Exploration, Inc., a Nevada corporation (the
        "Corporation");

                2. The board of directors, by at least a majority, approved a four-for-one reverse stock split on the Corporation's common stock;

                3. Upon the effectiveness of this change, each four outstanding shares shall be combined and converted into one share;

                4. Before the change the Corporation was authorized to issue 100,000,000 shares of common stock, $.001 par value;

                5. After the reverse stock split, the Corporation shall Continue to be authorized to issue 100,000,000 shares of common stock, $.001 par value;

                6. The number of outstanding shares of common stock affected by the reverse stock split is 6,697,732;

                7. No fractional shares will be issued and shares will be rounded up to the nearest whole number;

                8. The shareholders of the Corporation's common stock, by at least a majority, approved a four-for-one reverse stock split on the Corporation's common stock;

                9. This change will be effective upon filing of this Certificate with the Nevada Secretary of State.


                                                                     Exhibit 2.1

     I further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this Certificate are true and correct of my own knowledge.
                                                   /s/ Sim Farar
                                                   ------------------------
                Dated: January  17,  1995          Sim Farar, President

                                                   /s/ Harold Fleischman
                                                   ------------------------
                Dated: January  17,  1995          Harold Fleischman, Secretary



State of California     )
                        )
County of Los Angeles   )

     On JAN. 17, 1995, before me, TAMARA L. JONES Notary Public, personally appeared Sim Farar and Harold Fleischman, proved to me on the basis of satisfactory evidence to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities, and that by their signature on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

     WITNESS my hand and official seal.

Signature  /s/   TAMARA L. JONES        (Seal)
         ------------------------------                Tamara L. Jones
                                                       COMM. # 1007021
                                                       Notary Public-California
                                                       LOS ANGELES COUNTY
                                                       My Comm. Expires
                                                       DEC 25, 1997

                                                                     Exhibit 2.1

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
FEB 07, 1995
No. 4283-91
Dean Heller
DEAN HELLER, SECRETARY OF STATE



        SCOTT E. BARTH                        300 CAPITOL MALL, SUITE 1100
        DANIEL B. ING                         SACRAMENTO, CA 95814
        ROGER D. LINN                         TELEPHONE 916 442-0400
        REGINA J. SCHRODER                    FACSIMILE  916 442-3442
           ----------
        DAVID C. ADAMS
        MICHAEL J. RAINVILLE
        JON RIESE


                                                       February 7, 1995

         Nevada Secretary of State
         Capitol Complex
         Carson City, NV

                  Re: Kendall Management

         Dear Sir or Madam:

                  I reserved the name Kendall Management Corporation. I hereby release the name Kendall Management Corporation to Betsy Gould at Prentice Hall for the purpose of filing the amendment to Articles to change the corporation's name from Plateau West Exploration Inc. to Kendall Management Corporation.

                               Very truly yours,


                               /s/ Andrew Harris
                               -----------------
                               Andrew Harris


                                                                     Exhibit 2.1

               State of California
               County of Sacramento


               On  2-7-95   before me, Natalia Lorin Skalina
               personally appeared Andrew Harris




                X personally known to me -OR-     proved  to me on the  basis of
               ---                                satisfactory  evidence  to  be
                                                  the  person(s)  whose  name(s)
                                                  is/are   subscribed   to   the
                                                  within      instrument     and
                                                  acknowledged    to   me   that
                                                  he/she/they  executed the same
                                                  in  his/her/their   authorized
                                                  capacity(ies),   and  that  by
                                                  his/her/their  signature(s) on
                                                  the  instrument the person(s),
                                                  or the entity  upon  behalf of
                                                  which  the  person(s)   acted,
                                                  executed the instrument.

                                              Witness my hand and official seal.




                                        /s/ Natalia Skalina
                                        ------------------------
                                        (SIGNATURE OF NOTARY)



                                        NATALIA LORIN SKALINA
                                        COMM. # 1031956
                                        Notary Public - California
                                        SACRAMENTO COUNTY
                                        My Comm. Expires JUL 10, 1998










                                                                     Exhibit 2.1

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
SEP 30, 1996
No. C4283-91
Dean Heller
DEAN HELLER, SECRETARY OF STATE

                            CERTIFICATE OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION

     Kendall Management Corporation, a corporation organized under the laws of the State of Nevada, by its president and secretary, does hereby certify:

          1. That the board of directors of said corporation by unanimous written consent dated August 20, 1996, passed a resolution declaring that the following change and amendment in the articles of incorporation is advisable.

               RESOLVED, that Article One of the corporation's articles of incorporation be amended to read as follows:

               "Article one. The name of the corporation is Medical Resources Management, Inc."

          2. That the number of shares of the corporation outstanding and entitled to vote on an amendment to the articles of incorporation is 6,100,720; that the said change and amendment has been consented to and authorized by the written consent of stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

          IN WITNESS WHEREOF, the said Kendall Management Corporation has caused this certificate to be signed by its president and its secretary this 20th day of August, 1996

                                                     /s/ Allen H. Bonnifield
                                                     -----------------------
                                                     By: Allen H. Bonnifield

                                                     /s/ Michael Fewer
                                                     -----------------------
                                                     By:Michael Fewer, Secretary

STATE OF CALIFORNIA        )
                           )
COUNTY OF LOS ANGELES      )

     On September 25 , 1996, personally appeared before me, a Notary Public, Allen H. Bonnifield and Michael Fewer, who acknowledged that they executed the above instrument.
                                               /s/ Susan U. Hagen
(SEAL)       SUSAN U. HAGEN                    --------------------
             COMM. # 1049156                   (Notary Public)
             Notary Public - California
             LOS ANGELES COUNTY
             My Comm. Expires JAN 8, 1999

                                                                     Exhibit 2.1

                                                                     Exhibit 2.2
                         PLATEAU WEST EXPLORATION, INC.

                                     BYLAWS

ARTICLE I     MEETING OF STOCKHOLDERS

     1. Stockholders' Meetings shall be held in the office of the corporation, at Reno, Nevada, or at such other place or places as the Directors shall from time to time determine.

     2. The annual meeting of the stockholders of this corporation shall be held at 11:00 a.m. on the 15th day of January each year beginning in 1992, at which time there shall be elected by the stockholders of the corporation a Board of Directors for the ensuing year, and the stockholders shall transact such other business as shall properly come before them.

     3. A notice setting out the time and place of such annual meeting shall be mailed postage prepaid to each of the stock-holders of record, at his address and as the same appears on the stock book of the Company, or if no such address appears, at his last known place of business, at least ten (10) days prior to the annual meeting.

     4. If a quorum not be present at the annual meeting the stockholders present in person or by proxy may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid, to each stockholder at least ten (10) days before such adjourned meeting; but if a quorum be present, they may adjourn from day to day as they see fit, and no
notice  of  such   adjournment  need  be  given.

     5. Special meetings of the stockholders may be called at any time by the President, any three (3) Directors, or by the holder of a majority share of the capital stock of the corporation. The Secretary shall mail a notice of such meeting called to each stockholder of the company at least ten (10) days before such meeting, and such notice shall state the time and place of the meeting, and the object thereof. No business shall be transacted at a special meeting except as stated in the notice sent to the stockholders, unless by unanimous consent of all stockholders present, either in person or by proxy, all such stock being represented at the meeting.

     6. A majority of the stock issued and outstanding, either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders.

     7. Each stockholder shall be entitled to one vote for each share of stock in his own name on the books of the company, whether represented in person or by proxy.

     8. All proxies shall be in writing and signed.


                                                                     Exhibit 2.2

     9. The following order of business shall be observed at all meetings of the stockholders so far as is practicable:

          a.     Call the roll;
          b. Reading, correcting, and approving of the minutes of the previous meeting;
          C.     Reports of Officers
          d.     Reports of Directors;
          e.     Election of Directors;
          f.     Unfinished Business; and
          g.     New Business



ARTICLE II STOCK

     1. Certificates of stock shall be in a form adopted by the Board of Directors and shall be signed by the President and Secretary of the Corporation.

     2. All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby, with the number of such shares and the date of issue shall be entered on the company's books.

     3. All certificates of stock transferred by endorsement thereon shall be surrendered by cancellation and new certificates :issued to the purchaser or assignee.

ARTICLE III DIRECTORS

     1. A Board of Directors, consisting of at least three (3) and no more than seven (7) shall be chosen annually by the stockholders at their annual meeting to manage the affairs of the company except that in case all the shares of the Corporation are owned beneficially and of record by either one or two stockholders the number of Directors may be less than three (3) but not less than the number of stockholders. The Directors' term of office :shall be one (1) year, and Directors may be re-elected for successive annual terms.

     2. Vacancies on the Board of Directors by reason of death, resignation, or causes shall be filled by the remaining Director or Directors choosing a Director or Directors to fill the unexpired term.

     3. Regular meetings of the Board of Directors shall be held at 11:00 a.m. on the 15th day of January, April, July, and October, beginning in January, 1992, at the office of the company at Reno, Nevada, or at such other time or place as the Board of Directors shall by resolution appoint; special meetings may be called by the President, or any Director giving ten (10) days, notice to each Director. Special meetings may also be called by execution of the appropriate waiver of notice and call when executed by a majority of the Directors of the company. A majority of the Directors shall constitute a quorum.

     4. The Directors shall have the general management and control of the business and affairs of the company and shall exercise all the powers that may be exercised or performed by the corporation, under the statutes, the certificates of incorporation, and the Bylaws. Such management will be by equal


                                                                     Exhibit 2.2
vote of each member of the Board of Directors with each board member having an equal vote.

     5. A resolution, in writing, signed by all the members of the Board of Directors, shall constitute action by the Board of Directors to the effect therein expressed, with the same force and effect as though such resolution had been passed at a duly convened meeting; and it shall be the duty of the Secretary to record every such resolution in the Minute Book of the corporation under its proper date.

ARTICLE IV     OFFICERS

     1. The officers of this company shall consist of a President, one or more Vice Presidents, Secretary-Treasurer, Resident Agent and such other officers as shall from time to time be elected or appointed by the Board of Directors.

     2. The PRESIDENT shall preside at all meetings of the Directors and the Stockholders. He shall sign or countersign all stock certificates, contracts and other instruments of the corporation as authorized by the Board of Directors and shall perform all such other duties as are incident to his office or are required by him by the Board of Directors.

     3. The VICE PRESIDENT shall exercise the functions of the President during the absence or disability of the President and shall have such powers and such duties as may be assigned to him from time to time by the Board of Directors.

     4. The SECRETARY shall issue notices for all meetings as required by the Bylaws, shall keep a record of the minutes of the proceedings of the meetings of the Stockholders and Directors, shall have charge of the Corporate books, and shall make such reports and perform such other duties as are incident to his office, or properly required of him by the Board of Directors. He shall be responsible that the corporation complies with Section 78.105 of the Nevada Corporation Laws and supplies to the Nevada Resident Agent or Principal Office in Nevada, any and all amendments to the Corporation'-s Articles of Incorporation and any and all amendments or changes to the Bylaws of the Corporation.

In compliance with Section 78.105, he will also supply to the Nevada Resident Agent or Principal Office in Nevada, and maintain, a current statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete Post Office address, including street and number, if any, where such stock ledger or duplicate stock ledger specified in the section is kept.

     5. The TREASURER shall have the custody of all monies and securities of the corporation and shall keep regular books of account.. He shall disburse the funds of the corporation in payment of the just demands against the corporation, or as may be ordered by the Board of Directors, making proper vouchers for such disbursements and shall render to the Board of Directors from time to time, as may be required of him, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.


                                                                     Exhibit 2.2

     6. The RESIDENT AGENT shall be in charge of the corporation's registered office in the State of Nevada, upon whom process against the corporation may be served and shall perform all duties required of him by statute.

     7. The salaries of all officers shall be fixed by the Board of Directors and may be changed from time to time by a majority vote of the Board.

     8. Each of such officers shall serve for a term of one (1) year or until their successors are chosen and qualified.


Officers may be reelected or appointed for successive annual terms.

     9. The Board of Directors may appoint such other officers and agents as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

ARTICLE V  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     1. The corporation shall indemnify any and all of its Directors or Officers or former Directors or Officers or any person who may have served at its request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor/against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Directors or Officers or a Director or Officer of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suits or proceedings to be liable for negligence or misconduct, in the performance of duty. Such indemnification shall not be deemed exclusive or any others' rights to which those indemnified may be entitled, under Bylaw, agreement, vote of stockholders or otherwise.


ARTICLE VI  AMENDMENTS

     1. Any of these Bylaws may be amended by a majority vote of the stockholders at any annual meeting or at any special meeting called for that purpose.

     2. The Board of Directors may amend the Bylaws or adopt additional Bylaws, but shall not alter or repeal any Bylaws adopted by the stockholders of the company.

                                    CERTIFIED TO BE THE BYLAWS OF
                                    PLATEAU WEST EXPLORATION, INC.

                                    By


                                    /s/ Jean P. Boyd
                                    ------------------
                                    SECRETARY


                                                                     Exhibit 2.2

                                                                     Exhibit 3.1

                           CLASS A REDEEMABLE WARRANT

                       MEDICAL RESOURCES MANAGEMENT, INC.

                                WARRANT AGREEMENT
                                -----------------

          THIS AGREEMENT (the "Agreement"), dated as of November 1, 1996, is between Medical Resources Management, Inc., a California corporation (the "Company"), and those parties listed in Schedule A to this Agreement, hereinafter collectively called "Holder".

          WHEREAS, in connection with a private placement of up to 1,200,000 units (the "Units") , each Unit consisting of one share of the Company's common stock, $.001 par value (the "Common Stock"), and one Class A common stock purchase warrant (the "Class A Warrant") and one Class B common stock purchase warrant (the "Class B Warrant");

          WHEREAS, the Company desires to issue the Warrants on behalf of the Company to the holders, pursuant to the terms and conditions set forth in this Agreement;


          NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties agree as follows:


          SECTION 1. CERTAIN DEFINITIONS. For all purposes of this Warrant, unless the context otherwise requires:

            (A)"Commission" shall mean the Securities and Exchange commission, or any other Federal agency then administering the Securities Act.

            (B)"Common Stock" shall mean and include the Company's authorized Common Stock as the same existed on November 1, 1996.

            (C) "'Company" shall mean Medical Resources Management, Inc. and any other corporation assuming the obligations under the Warrant.

            (D) "Holder" shall mean the person(s) to whom this Warrant or the Warrant Stock is originally issued or is transferred in accordance with
  Section 4.

            (E) "Securities Act" shall mean the Securities Act of 1933, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

            (F) "Transfer," as used in Section 4, shall include any disposition of this Warrant or the Warrant Stock, or of any interest in either thereof, which would constitute a sale thereof within the meaning of the Securities Act.


                                                                     Exhibit 3.1

            (G) "Warrant" shall mean this Class A Redeemable Warrant evidencing the rights to purchase shares of Common Stock of the Company.

            (H) "Warrant Stock" and/or "Shares" shall mean the shares of Common Stock purchasable or purchased by the Holder of this Warrant upon the exercise thereof pursuant to Section 3.

          SECTION 2. WARRANTS AND FORM OF WARRANT CERTIFICATES.

            (A) Each Warrant shall entitle the Holder of the certificate representing such Warrant to purchase upon the exercise thereof one share of Common Stock, subject to the adjustments provided in Section 5 hereof, at any time until 5:00 p.m., Pacific Time, on November 1, 1999, unless earlier redeemed pursuant to Section 6 hereof.

            (B) The text of a Warrant certificate and the form of election to exercise a Warrant on the reverse side thereof shall be substantially in the form of Exhibit A attached hereto. Each Warrant certificate shall be dated as of the date of issuance thereof by the Company (whether upon initial issuance or upon transfer or exchange), and shall be executed on behalf of the Company by manual or facsimile signature of its President or a Vice President, under its corporate seal, affixed or in facsimile, and attested to by the manual or facsimile signature of its Secretary or an Assistant Secretary. In case any officer of the Company who shall have signed any Warrant certificate shall cease to be such officer of the Company prior to the issuance thereof, such Warrant certificate may nevertheless be issued and delivered with the same force and effect as though the person who signed the same had not ceased to be such officer of the Company. Any such Warrant certificate may be signed on behalf of the Company by persons who, at the actual date of execution of such Warrant certificate, are the proper officers of the Company, although at the nominal date of execution of such Warrant certificate, are the proper officers of the Company, although at the nominal date of such Warrant Certificate any such person shall not have been such officer of the company.


          SECTION 3. EXERCISE OF WARRANTS, DURATION AND WARRANT PRICE. Subject to the provisions of this Agreement, each Holder of one or more Warrant certificates shall have the right, which may be exercised as in such Warrant certificates expressed, to purchase ,from the company (and the Company shall issue and sell to such Holder) the number of shares of Common Stock to which the Warrants represented by such certificates are at the time entitled hereunder.

             Each Warrant not exercised by its expiration date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease on such date.

              A Warrant may be exercised by the surrender of the certificate representing such Warrant to the Company, at the office of the Company, with the subscription form set forth on the reverse thereof duly executed and properly endorsed with the signatures properly guaranteed, and upon payment in full to the Company of the Warrant Price (as hereinafter defined) for the number of shares of Common Stock as to which the Warrant is exercised. Such


                                                                     Exhibit 3.1

    Warrant Price shall be paid in full in cash, or by certified check or bank draft payable in United States currency to the order of the Company.

             The price per share of Common Stock at which the Warrants may be exercised (the "Warrant Price") shall be $2.50 (adjusted in accordance with Section 5 hereof, taking into account prior adjustments).

             Subject to the further provisions of this Section 3 and of Section 5 hereof, upon such surrender of Warrant certificates and payment of the Warrant Price as aforesaid, the Company shall issue and cause to be delivered, with all reasonable dispatch to or upon the written order of the Holder of such Warrants and in such name or names as such Holder may designate, a certificate or certificates for the number of securities so purchased upon the exercise of such Warrants, together with cash, as provided in Section 3 of this Agreement, in respect of any fraction of a share or security otherwise assumable upon such surrender. All shares of common Stock issued upon the exercise of a Warrant shall be validly issued, fully paid and nonassessable and shall be listed on any and fill national securities exchanges upon which any other shares of the Common Stock or securities otherwise assumable are then listed.

             Certificates representing such securities shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Securities as of the date of the surrender of such Warrants and payment of the Warrant Price as aforesaid provided, however, that if, at the date of surrender of such Warrants and payment of such Warrant Price, the transfer books for the Common Stock or other securities purchasable upon the exercise of such Warrants shall be closed, the certificates for the securities in respect of which such Warrants are then exercised shall be issuable as of the date on which such books shall next be opened and until such date the company shall be under no duty to deliver any certificate for such securities. The rights of purchase represented by each Warrant certificate shall be exercisable, at the election of the Holders thereof, either as an entirety or from time to time for part of the number of securities specified therein at any time prior to the expiration date of the Warrant certificate, a new Warrant certificate or certificates will be issued to such Holder for the remaining number of securities specified in the Warrant certificate so surrendered.


         SECTION 4. COMPLIANCE WITH SECURITIES ACT; REGISTRATION THEREUNDER.

         A. No Transfer in Violation of Securities Act. The Holder of the Warrant agrees not to transfer the related Warrant Stock in any manner which would result in a violation of the registration provisions of the Securities Act, and the Company shall not be required to take any action hereunder which would result in a violation of such provisions.

         B. Representations and Covenants of the Holder. The Holder represents and warrants to the Company that the Warrant and the Warrant Stock will be acquired by the Holder for its own account for investment and not with a view to the distribution thereof, except that this sentence shall not be deemed to prohibit or restrict transactions not in violation of this Agreement. As a condition to transfer of the Warrant or exercise of it the Holder will be


                                                                     Exhibit 3.1
required to acknowledge that this Warrant and the Warrant Stock are being issued by the Company without registration under the Securities Act of 1933, as amended (the "Securities Act") , and may not be offered or sold unless registered or exempt from registration under the Securities Act. The Holder will be required to covenant and agree that no Warrants or Warrant Stock will be offered or sold by or for the account, of the Holder except (i) pursuant to an exemption from registration under the Securities Act (which exemption is confirmed in a written opinion of the Holder's counsel addressed to the Company and satisfactory in form and substance to the Company's counsel) or (ii) pursuant to an effective registration statement under the Securities Act. Each certificate representing shares shall bear a legend making appropriate reference to the foregoing restrictions.

         (1) Unless and until removed as provided below, each Warrant Certificate and the certificates evidencing Warrant Stock shall bear a legend in substantially the following form:

         "The Securities have not been registered under the Securities Act of 1933, as amended, and may not be sold, pledged or otherwise transferred unless (A) covered by an effective registration statement under the Securities Act of 1933, as amended, (B) in compliance with Rule 144 under such Act, or (C) the Company has been furnished with an opinion of counsel reasonably acceptable to the Company to the effect that no registration is required by such transfer."

         (2)       The  Company  shall  issue a new  certificate  which does not contain  such  legend if (i) the shares  represented  by such certificate  are sold  pursuant to a  registration  statement
                   (including  a current  Prospectus)  which has  become  and is effective under the Securities Act, or (ii) the staff of the Securities and Exchange Commission (or any other Federal agency at the time administering the Securities Act) (the "Commission") shall have issued a "no action" letter, reasonably satisfactory to counsel for the Company, to the effect that such shares may be freely sold and thereafter traded publicly without registration under the Securities Act, or (iii) counsel acceptable to the Company shall have rendered an opinion satisfactory to the Company to the effect that such shares may be freely sold and thereafter traded publicly without registration under the Securities Act.


         SECTION 5. ADJUSTMENTS. THE NUMBER OF SHARES OF WARRANT STOCK SHALL BE SUBJECT TO ADJUSTMENT FROM TIME TO TIME AS FOLLOWS:

         A. ADJUSTMENT OF EXERCISE PRICE IN THE EVENT OF STOCK. Dividends, Stock Splits and Reverse Stock Splits. Anything in this Section to the contrary notwithstanding, in case the Company Shall at any time issue Common Stock or Convertible Securities by way of dividend or other distribution on any stock of the Company or effect a stock split or reverse stock split of the outstanding shares of Common Stock, the Exercise Price shall be proportionately decreased in the case of such stock split or increased in the case of such reversed stock split (on the date that such stock split or reverse stock split shall become effective), by multiplying the Exercise Price


                                                                     Exhibit 3.1
  in effect immediately prior to the stock dividend, stock split or reverse stock split by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such stock dividend, stock split or reverse stock split, and the denominator of which is the number of shares of Common Stock outstanding immediately after such stock dividend, stock split or reverse stock split.

         B. NO ADJUSTMENT FOR SMALL AMOUNTS. Anything in this Section to the contrary notwithstanding, the Company shall not be required to give effect to any adjustment in the Exercise Price unless and until the net effect of one or more adjustments, determined as above provided, shall have required a change of the Exercise Price by at least ten cents ($.l0), but when the cumulative net effect of more than one adjustment so determined shall be to change the actual Exercise Price by at least ten cents ($.10), such change in the Exercise Price shall thereupon be given effect.

         C. NUMBER OF SHARES ADJUSTED. Upon any adjustment of the Exercise Price, the Holder shall thereafter (until another such adjustment) be entitled to purchase, at the new Exercise Price, the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares of Warrant stock initially issuable upon exercise of any of the Warrants by the Exercise Price in effect on the date hereof and dividing the product so obtained by the new Exercise Price.

           D. Statement on Warrants. Irrespective of any adjustments in the Exercise Price or the number of kind of shares purchasable upon the exercise of the Warrants, the Warrant Certificates theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.


         SECTION 6. REDEMPTION.

           A. The then outstanding Warrants may be redeemed, at the option of the Company, at $.05 per share of Common Stock purchasable upon exercise of such Warrants, at any time after 9:00 a.m., Pacific Time, on May 1, 1997 and after the Daily Market Price per share of the Common Stock for a period of at least 20 consecutive trading days ending not more than three days prior to the date of the notice given pursuant to Section 6.B hereof has equaled or exceeded 120% of the then effective price of the Warrants, and prior to expiration of the Warrants. The Daily Market Price of the Common Stock shall be determined by the Company in the manner set forth in Section 6.E as of the end of each trading day (or, if no trading in the Common Stock occurred on such day, as of the end of the immediately preceding trading day in which trading occurred) before the company may give notice of Redemption. All outstanding Warrants must be redeemed if any are redeemed, and any right to exercise an outstanding Warrant shall terminate at 5:00 p.m., Pacific Time, on the business day immediately preceding the date fixed for redemption. A trading day shall mean a day in which trading of securities occurred on the New York Stock Exchange.

         B. The Company may exercise its right to redeem the Warrants only by giving the notice set forth in the following sentence by the end of the third day after the provisions of Section 6.A have been satisfied. In case the


                                                                     Exhibit 3.1

  Company shall exercise its right to redeem, it shall give notice to the registered holders of the Outstanding Warrants, by mailing to such registered holders a notice of redemption, first class, postage prepaid, at their addresses as they shall appear on the records of the Company. Any notice mailed in the manner provided herein shall be conclusively presumed to have been duly given whether or not the registered holder actually receives such notice.

         C. The notice of redemption shall specify the redemption price, the date fixed for redemption (which shall be between the thirtieth and forty-fifth day after such notice is mailed), the place where the Warrant certificates shall be delivered and the redemption price shall be paid, and that the right to exercise the Warrant shall terminate at 5:00 p.m., Pacific Time, on the business day immediately preceding the date fixed for redemption.

         D. Appropriate adjustment shall be made to the redemption price and to the minimum Daily Market Price prerequisite to redemption set forth in Section 6.A hereof, in each case on the same basis as provided in Section 5 hereof with respect to adjustment of the Warrant Price.

         E. For purposes of this Agreement, the term "Daily Market Price" shall mean (i) if the Common Stock is traded in the over the counter market and not in the NASDAQ National Market System nor on any national securities exchange, the closing bid price of the Common Stock on the trading day in question, as reported by NASDAQ or an equivalent generally accepted reporting service, or
  (ii) if the Common Stock is traded in the NASDAQ National Market System or on a national securities exchange, the daily per share closing price of the Common Stock in the NASDAQ National Market System or on the principal stock exchange on which it is listed on the trading day in question, as the case may be. For purposes of clause (i) above, if trading in the Common Stock is not reported by NASDAQ, the bid price referred to in said clause shall be the lowest bid price as reported in the "pink sheets" published by National Quotation Bureau, Incorporated. The closing price referred to in clause (ii) above shall be the last reported sale price or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices, in either case in the NASDAQ National Market System or on the national securities exchange on which the Common Stock is then listed.


         SECTION 7. OFFICER'S CERTIFICATE.

  Whenever the Exercise  Price shall be adjusted as required by the provision of
  Section 5 hereof, the company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office, an officer's certificate showing the adjusted Exercise Price determined as herein provided and setting forth in reasonable detail the facts requiring such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the Holders and the Company shall, forthwith after each such adjustment, deliver a copy of such certificate to each of the Holders. Such certificate shall be conclusive as to the correctness of such adjustment.

         SECTION 8. NOTICES TO WARRANTHOLDERS. So long as any Warrant shall be outstanding and unexercised


                                                                     Exhibit 3.1

  (a) if the Company shall pay any dividend or make any distribution upon the Common Stock or (b) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any shares of stock of any class or any other rights or (c) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then, in any such case, the Company shall cause to be delivered to the Holders, at least 30 days prior to the date specified in (i) or (ii) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (i) a record is to be taken for the purpose of such dividend, distribution or rights, or (ii) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any, as of which the holders of common stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.


         SECTION 9. CLOSING OF TRANSFER BOOKS. The Company will not at any time (except on dissolution, liquidation or winding up of the Company) close its transfer books against the transfer of any shares of Common Stock issued or issuable upon exercise of the Warrant in any manner which interferes with the timely exercise of the Warrant.


         SECTION 10. TRANSFER OF WARRANT: WARRANT LEDGER.

         A. Subject to the provisions of this Agreement, the Warrant and all rights hereunder are transferable, in whole or in part (but not as to a fractional share of Common Stock), by written assignment with appropriate notice to the Company of any such transfer.

         B. The Company shall at all times maintain a ledger indicating the ownership of the Warrant and the number of shares of Common Stock as to which the Warrant has been exercised and the date of such exercise (the "Warrant Ledger"). Upon any transfer of any interest in the Warrant by the Holder or by a transferee of the Holder as provided in this Section 9, the Company shall
  (i) note such transfer on the Warrant Ledger, (ii) issue and deliver a new Warrant Certificate (substantially in the form of Exhibit A with the blanks appropriately completed) evidencing such transferee's interest in the Warrant and (iii) if the Warrant Certificate Surrendered in connection with such transfer evidenced the right to acquire a greater number of shares of Common Stock than the interest which was transferred, issue a new Warrant Certificate (substantially in the form of Exhibit A with the blanks appropriately completed) evidencing the right to acquire shares of Common Stock which was not transferred.


         SECTION 11. Payment of Taxes. The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of the shares of Warrant Stock upon the exercise of Warrants; provided, however, that the


                                                                     Exhibit 3.1

  Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of the Warrant Certificates or the certificates for the shares of Warrant Stock in -a name other than that of the registered Warrantholder in respect of which such Warrants or shares of Warrant Stock are issued.


         SECTION 12. Mutilated or Missing Warrant Certificates. In case any Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company shall, at the request of the holder of such Certificate, issue and deliver, in exchange and substitution for and upon cancellation of the mutilated certificate or certificates, or in lieu of a substitution for the certificate or certificates lost, stolen or destroyed, a new Warrant Certificate or -Certificates of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant Certificate or Certificates, and indemnity, if requested, also satisfactory (as to form and amount) to the Company. An application for such a substitute Warrant Certificate or Certificates shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.


         SECTION 13. Reservation of Shares of Warrant Stock. There has been reserved, and the Company shall at all times keep reserved so long as any of the Warrants remain outstanding, out of its authorized Common Stock a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. The transfer agent for the Common Stock and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and directed at all times to reserve such number of authorized as shall be requisite for such purpose. The Company will keep a copy of this Agreement on file with the transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company will supply such transfer agent with duly executed stock certificates for such purpose and will provide or otherwise make available any cash which may be payable as provided in Section 13 hereof. All Warrant Certificates surrendered in exercise of the rights thereby evidenced shall be cancelled by the Company.


         SECTION 14. FRACTIONAL SHARES.

         No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the Warrants. With respect to any fraction of a share called for upon the exercise of any Warrant, the Company shall pay to the Warrantholder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

              (i) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges an such exchange, the current value shall be the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of


                                                                     Exhibit 3.1
         exercise of the Warrant or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange; or

              (ii) If the Common Stock is not so listed or admitted to unlisted trading privileges, the current value shall be the mean of the last reported bid and asked prices reported by the National Association or Securities Dealers Quotation System ("NASDAQ") , (or, if not so quoted by NASDAQ, by the National Quotation Bureau, Inc.) on the last business day prior to the date of the exercise of the Warrant; or

              (iii) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current value shall be an amount, not less than the book value, determined in such reasonable manner as may be prescribed by the board of directors of the Company, such determination to be final and binding on the Warrantholder.

         SECTION 15. APPLICABLE LAW.

         This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of California and for all purposes shall be construed in accordance with the laws of said state.


         SECTION 16.  BENEFITS OF THIS AGREEMENT.

         Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of such persons, the Company and the Holder.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above-written.





           (CORPORATE SEAL)

                                              MEDICAL RESOURCES MANAGEMENT, INC.


                                              By:
                                                 -------------------
                                                 Allen H. Bonnifield
                                                 President
ATTEST:


-------------------
Michael Fewer
Secretary



                                                                     Exhibit 3.1

                                   SCHEDULE A
                                 Warrantholders

--------------------------------------    --------------------------------------

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                                                                     Exhibit 3.1

            VOID AFTER 5:00 P.M. LOS ANGELES TIME ON NOVEMBER 1, 1999
                               CLASS A REDEEMABLE
                        WARRANTS TO PURCHASE COMMON STOCK

                                                                        Warrants
----------                                                 --------

                       Medical Resources Management, Inc.

  THIS CERTIFIES THAT
                     -----------------------------------------------
  or registered assigns, is the registered holder of the number of Warrants ("Warrants") set forth above. Each Warrant entitles the holder thereof to purchase from Medical Resources Management, Inc. a corporation incorporated under the laws of the State of California ("Company") , subject to the terms and conditions set forth hereinafter and in the Warrant Agreement hereinafter more fully described (the "Warrant Agreement") referred to, one fully paid and nonassessable share of Common Stock, $.001 par value, of the Company ("Common Stock") upon presentation and surrender of this Warrant Certificate with the instructions for the registration and delivery of Common Stock filled in, at any time on or after May 1, 1997, and prior to 5:00 P.M., Los Angeles Time, on November 1, 1999 at the corporate offices of the Company, and upon payment of the Exercise Price (as defined in the Warrant Agreement) and any applicable taxes paid either in cash, or by certified or official bank check, payable in lawful money of the United States of America to the order of the Company. Each Warrant initially entitles the holder to purchase one share of Common Stock for $2.50, subject to adjustments as provided in the Warrant Agreement. The number and kind of securities or other property for which the Warrants are exercisable are subject to adjustment in certain events, such as mergers, splits, stock dividends, recapitalizations and the like, to prevent dilution. All Warrants not theretofore exercised will expire on November 1, 1999. The Company shall have the right, upon 30 days' prior written notice, to reduce the exercise price or extend the expiration date of the Warrants.

           This Warrant Certificate is subject to all of the terms and Conditions of the Warrant Agreement, dated as of November 1, 1996 (Warrant Agreement") to all of which terms, provisions and conditions the registered holder of this Warrant Certificate consents by acceptance hereof. The Warrant Agreement is incorporated herein by reference and made a part hereof and reference is made to the Warrant Agreement for a full description of the rights, limitation of rights, obligations, duties and reference is made to the Warrant Agreement for a full description of the rights, limitations of rights, obligations, duties and immunities of the Company and the holders of the Warrant Certificates. Copies of the Warrant Agreement may be obtained upon written request addressed to the Company at 932 Grand Central Avenue, Glendale, CA 91201, Attention: Secretary.

           The Company shall not be required upon the exercise of the Warrants by this Warrant Certificate to issue fractions of Warrants, Common Stock or other securities, but shall make adjustment therefor in cash on the basis of the current market value of any fractional interest as provided in the Warrant Agreement. Furthermore, the Company will not be required to honor the exercise


                                                                     Exhibit 3.1
  of Warrants if, in the opinion of the Board of Directors, upon advice of counsel, the sale of securities upon exercise would be unlawful.

           This Warrant Certificate, with or without other Certificates, upon surrender at the corporate offices of the Company, may be exchanged for another Warrant Certificate or Certificates evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Certificates so surrendered. If the Warrants evidenced by this Warrant Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Warrant Certificate or Certificates evidencing the number of Warrants not so exercised.

           No holder of this Warrant Certificate, as such, shall be entitled to vote, receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose whatever, nor shall anything contained in the Warrant Agreement or herein be construed to confer upon the holder of this Warrant Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof or give or withhold consent to any corporate action (whether upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any merger, recapitalization, issuance of stock, reclassification of stock, change of per value or change of stock to a par value, consolidation, conveyance or otherwise) or to receive notice of meetings or other actions affecting stockholders (except as provided in the Warrant Agreement) or to receive dividends or subscription rights or otherwise until the Warrants Evidenced by this Warrant Certificate shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have become deliverable as provided in the Warrant Agreement.

           If this Warrant Certificate shall be surrendered for exercise within any period during which the transfer books for the Company's Common Stock or other class of stock purchasable upon the exercise of the Warrants evidenced by this Warrant Certificate are closed for any purpose, the Company shall not be required to make delivery of certificates for shares purchasable upon such transfer until the date of the reopening of said transfer books.

           Every holder of this Warrant Certificate by accepting the same consents and agrees with the Company and with every other holder of a Warrant Certificate that:

                (a) this Warrant Certificate is transferable on the books of the Company only upon the terms and conditions set forth in the Warrant Agreement, and

                (b) the Company may deem and treat the person in whose name this Warrant Certificate is registered as the absolute owner hereof (notwithstanding any notation of ownership or other writing thereon made by anyone other than the Company) for all purposes whatever and the Company shall not be affected by any notice to the contrary.


                                                                     Exhibit 3.1

           The Company shall not be required to issue or deliver any certificate for shares of Common Stock or other securities upon the Exercise of Warrants evidenced by this Warrant Certificate until any tax which may be payable in respect thereof by the holder of this Warrant Certificate pursuant to the Warrant Agreement shall have been paid, such tax being payable by the holder of this Warrant Certificate at the time of surrender.

           WITNESS, the facsimile signatures of the proper officers of the Company and its corporate seal.

  Date:        ,1997.

                                              Medical Resources Management, Inc.


                                           By:
                                               -----------------------
                                               Chief Executive Officer


                                        Attest

                                               --------------------------
                                               Secretary








                                                                     Exhibit 3.1

                       MEDICAL RESOURCES MANAGEMENT, INC.
                           CLASS A REDEEMABLE WARRANT
                              ELECTION TO EXERCISE
       (To be executed by the registered holder upon exercise of Warrants)

  Mailing Address:           Medical Resources Management, Inc.
                             932 Grand Central Avenue
                             Glendale, California 91201
                             Attn: Secretary

           The undersigned hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, shares of Common Stock, $.001 par value per share ("Warrant Shares"). and herewith tenders payment for such shares in the amount of $ by payment of cash or official bank or certified check, payable to the order of Medical Resources Management, Inc. The undersigned requests that a certificate for such Shares be registered in the name of::

                  Name:
                  Address:
                  Delivery Address:
                  (if different)

  If the number of Warrant Shares is less than all of the Warrant Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of the Warrants be registered in the name of, and delivered to as follows:

                Name:
                Address:
                Delivery Address:
                (if different)

  Dated:
        -------------------------


        -------------------------
        (Social Security or I.D. No)
                                          ------------------------
                                          (SIGNATURE OF REGISTERED
                                          HOLDER OR ASSIGNEE)


                                          ------------------------
                                          (SIGNATURE REGISTERED HOLDER
                                          OR ASSIGNEE, IF CO-OWNED)

                                          NOTE: THE  ABOVE SIGNATURES MUST
                                          CORRESPOND WITH THE NAMES AS WRITTEN
                                          UPON THE FACE OF THIS WARRANT
                                          CERTIFICATE IN EVERY PARTICULAR
                                          WITHOUT ALTERATION OR ENLARGEMENT OR
                                          ANY CHANGE WHATEVER, UNLESS THIS
                                          WARRANT HAS BEEN ASSIGNED.


                                                                     Exhibit 3.1

                                   ASSIGNMENT
     (To be executed by the registered holder in order to transfer Warrants)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers Warrants represented by this Warrant Certificate to


                      (PRINT NAME AND ADDRESS OF ASSIGNEE)

and does hereby irrevocably constitute and appoint attorney to transfer said Warrants on the books of the Company, with full power of substitution.

  Dated:
        -------------------------

        -------------------------
        (Social Security or I.D. No.)

                                          ------------------------
                                          (SIGNATURE OF REGISTERED
                                          HOLDER OR ASSIGNEE)

                                          ------------------------
                                          (SIGNATURE REGISTERED HOLDER
                                          OR ASSIGNEE, IF CO-OWNED)


                                          NOTE: THE  ABOVE SIGNATURES MUST
                                          CORRESPOND WITH THE NAMES AS WRITTEN
                                          UPON THE FACE OF THIS WARRANT
                                          CERTIFICATE IN EVERY PARTICULAR
                                          WITHOUT ALTERATION OR ENLARGEMENT OR
                                          ANY CHANGE WHATEVER, UNLESS THIS
                                          WARRANT HAS BEEN ASSIGNED.



                                                                     Exhibit 3.1

            VOID AFTER 5:00 P.M. LOS ANGELES TIME ON NOVEMBER 1, 1999
                               CLASS B REDEEMABLE
                        WARRANTS TO PURCHASE COMMON STOCK

                                                                        Warrants
----------                                                 --------

                       Medical Resources Management, Inc.

  THIS CERTIFIES THAT
                     -----------------------------------------------
or registered assigns, is the registered holder of the number of Warrants ("Warrants") set forth above. Each Warrant entitles the Holder thereof to purchase from Medical Resources Management, Inc. a corporation incorporated under the laws of the State of California ("Company") , subject to the terms and conditions set forth hereinafter and in the Warrant Agreement hereinafter more fully described (the "Warrant Agreement") referred to, one fully paid and nonassessable share of Common Stock, $.001 par value, of the Company ("Common Stock") upon presentation and surrender of this Warrant Certificate with the instructions for the registration and delivery of Common Stock filled in, at any time on or after May 3, 1997, and prior to 5:00 P.M., Los Angeles Time, on November 1, 1999 at the corporate offices of the Company, and upon payment of the Exercise Price (as defined in the Warrant Agreement) and any applicable taxes paid either in cash, or by certified or official bank check, payable in lawful money of the United States of America to the order of the Company. Each Warrant initially entitles the holder to purchase one share of Common Stock for $4.00, subject to adjustments as provided in the Warrant Agreement. The number and kind of securities or other property for which the Warrants are exercisable are subject to adjustment in certain events, such as mergers, splits, stock dividends, recapitalizations and the like, to prevent dilution. All Warrants not theretofore exercised will expire on November 1, 1999. The Company shall have the right, upon 30 days' prior written notice, to reduce the exercise price or extend the expiration date of the Warrants.

         This Warrant Certificate is subject to all of the terms and conditions of the Warrant Agreement, dated as of November 1, 1996 ('Warrant Agreement") to all of which terms, provisions and conditions the registered holder of this Warrant Certificate consents by acceptance hereof. The Warrant Agreement is incorporated herein by reference and made a part hereof and reference is made to the Warrant Agreement for a full description of' the rights, limitations of rights, obligations, duties and immunities of the Company and the holders of the Warrant Certificates. Copies of the Warrant Agreement may be obtained upon written request addressed to the Company at 932 Grand Central Avenue, Glendale, CA 91201, Attention: Secretary.

         The Company shall not be required upon the exercise of the Warrants by this Warrant Certificate to issue fractions of Warrants, Common Stock or other securities, but shall make adjustment therefor in cash on the basis of the current market value of any fractional interest as provided in the Warrant Agreement. Furthermore, the Company will not be required to honor the exercise of Warrants if, in the opinion of the Board of Directors, upon advice of counsel, the sale of securities upon exercise would be unlawful.


                                                                     Exhibit 3.1

         This Warrant Certificate, with or without other Certificates, upon surrender at the corporate offices of the Company, may be exchanged for another Warrant Certificate or certificates evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Certificates so surrendered. If the Warrants evidenced by this Warrant Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Warrant Certificate or Certificates evidencing the number of Warrants not so exercised.

         No holder of this Warrant Certificate, as such, shall be entitled to vote, receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose whatever, nor shall anything contained in the Warrant Agreement or herein be construed to confer upon the holder of this Warrant Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof or give or withhold consent to any corporate action (whether upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any merger, recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to a par value, consolidation, conveyance or otherwise) or to receive notice of meetings or other actions affecting stockholders (except as provided in the Warrant Agreement) or to receive Dividends or subscription rights or otherwise until the Warrants evidenced by this Warrant Certificate shall have been exercised and the Common Stock purchasable upon the exercise thereof shall have
 .become deliverable as provided in the Warrant Agreement.

         If this Warrant Certificate shall be surrendered for exercise within any period during which the transfer books for the Company's common Stock or other class of stock purchasable upon the exercise of the Warrants evidenced by this Warrant Certificate are closed for any purpose, the Company shall not be required to make delivery of certificates for shares purchasable upon such transfer until the date of the reopening of said transfer books.

         Every holder of this Warrant Certificate by accepting the same consents and agrees with the Company and with every other holder of a Warrant Certificate that:

              (a) this Warrant Certificate is transferable on the books of the Company only upon the terms and conditions set forth in the Warrant Agreement, and

              (b) The  Company  may deem and treat the person in whose name this
    Warrant Certificate is registered as the absolute owner hereof (notwithstanding any notation of ownership or other writing thereon made by anyone other than the Company) for all purposes whatever and the Company shall not be affected by any notice to the contrary.

             The Company shall not be required to issue or deliver any certificate for shares of Common Stock or other securities upon the exercise of Warrants evidenced by this Warrant Certificate until any tax which may be payable in respect thereof by the holder of this Warrant Certificate pursuant to the Warrant Agreement shall have been paid, such tax being payable by the holder of this Warrant Certificate at the time of surrender.


                                                                     Exhibit 3.1

             WITNESS, the facsimile signatures of the proper officers of the Company and its corporate seal.

    Date:         ,1997.

                                              Medical Resources Management, Inc.


                                              By:
                                                   -----------------------
                                                   Chief Executive Officer


                                                Attest

                                                --------------------------
                                                Secretary








                                                                     Exhibit 3.1

                       MEDICAL RESOURCES MANAGEMENT, INC.
                           CLASS B REDEEMABLE WARRANT
                              ELECTION TO EXERCISE
       (To be executed by the registered holder upon exercise of Warrants)

  mailing address:     Medical Resources Management, Inc.
                       932 Grand Central Avenue
                       Glendale, California 91201
                       Attn: Secretary

  The undersigned hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder --------- shares of Common Stock,. $.001 par value per share ('Warrant Shares"), and herewith tenders payment for such shares in the amount of $ by payment of cash or official bank or certified check, payable to the order of Medical Resources Management, Inc. The undersigned requests that a certificate for such Shares be registered in the name of:

                       Name:
                       Address:
                       Delivery Address:
                       (if different)

  If the number of Warrant Shares is less than all of the Warrant Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of the Warrants be registered in the name of, and delivered to as follows:

                     Name:
                     Address:
                     Delivery Address:
                    (if different)

  Dated:
       ------------------------------


       ------------------------------
       (Social Security or I.D. No.)
                                          ------------------------
                                          (SIGNATURE OF REGISTERED
                                          HOLDER OR ASSIGNEE)


                                          ------------------------
                                          (SIGNATURE REGISTERED HOLDER
                                          OR ASSIGNEE, IF CO-OWNED)

                                          NOTE: THE  ABOVE SIGNATURES MUST
                                          CORRESPOND WITH THE NAMES AS WRITTEN
                                          UPON THE FACE OF THIS WARRANT
                                          CERTIFICATE IN EVERY PARTICULAR
                                          WITHOUT ALTERATION OR ENLARGEMENT OR
                                          ANY CHANGE WHATEVER, UNLESS THIS
                                          WARRANT HAS BEEN ASSIGNED.


                                                                     Exhibit 3.1

                                   ASSIGNMENT
     (To be executed by the registered holder in order to transfer Warrants)

  FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers Warrants represented by this Warrant Certificate to


                      (PRINT NAME AND ADDRESS OF ASSIGNEE)
  and does hereby irrevocably constitute and appoint attorney to transfer said Warrants on the books of the Company, with full power of substitution.

  Dated:
        --------------------------

        --------------------------
        (Social Security or I.D. No.)


                                          ------------------------
                                          (SIGNATURE OF REGISTERED
                                          HOLDER OR ASSIGNEE)


                                          ------------------------
                                          (SIGNATURE REGISTERED HOLDER
                                          OR ASSIGNEE, IF CO-OWNED)


                                          NOTE: THE  ABOVE SIGNATURES MUST
                                          CORRESPOND WITH THE NAMES AS WRITTEN
                                          UPON THE FACE OF THIS WARRANT
                                          CERTIFICATE IN EVERY PARTICULAR
                                          WITHOUT ALTERATION OR ENLARGEMENT OR
                                          ANY CHANGE WHATEVER, UNLESS THIS
                                          WARRANT HAS BEEN ASSIGNED.






                                                                     Exhibit 3.1

                                                                     Exhibit 6.1

                      PLAN AND AGREEMENT OF REORGANIZATION

                                     BETWEEN

                         KENDALL MANAGEMENT CORPORATION

                                       AND

                             PHYSIOLOGIC REPS, INC.

                                       AND

                     SHAREHOLDERS OF PHYSIOLOGIC REPS, INC.

                               DATED JULY 31, 1996

















                                                                     Exhibit 6.1

                                TABLE OF CONTENTS




PLAN OF REORGANIZATION......................................................1


SECTION  1   TRANSFER OF PRI SHARES.........................................1

SECTION  2   ISSUANCE OF KENDALL STOCK TO
             PRI SHAREHOLDERS...............................................2

SECTION  3   CLOSING........................................................3

SECTION  4   REPRESENTATIONS AND WARRANTIES BY
             PRI AND SHAREHOLDERS LISTED IN EXHIBIT A.......................5

SECTION  5   REPRESENTATIONS AND WARRANTIES BY KENDALL.....................11

SECTION  6   ACCESS AND INFORMATION........................................14

SECTION  7   CONDUCT OF PARTIES PENDING CLOSURE............................14

SECTION  8   CONDITIONS PRECEDENT TO CLOSING...............................16

SECTION  9   ADDITIONAL COVENANTS OF THE PARTIES...........................18

SECTION 10   TERMINATION AND REMEDIES......................................20

SECTION 11   SURVIVAL OF REPRESENTATIONS, WARRANTIES
             AND COVENANTS.................................................21

SECTION 12   MISCELLANEOUS.................................................21

EXHIBIT LIST ..............................................................25

SCHEDULE LIST..............................................................25





                                                                     Exhibit 6.1

                      PLAN AND AGREEMENT OF REORGANIZATION


           This PLAN AND AGREEMENT OF REORGANIZATION ("Agreement") is entered into on this 31st day of July, 1996, by and between KENDALL MANAGEMENT CORPORATION, a Nevada corporation ("Kendall"), PHYSIOLOGIC REPS, INC., a California corporation ("PRI"), and the shareholders listed in Exhibit A hereto, being all of the shareholders of PRI who own at least ten percent (10%) of the outstanding common stock of PRI as of the date this Agreement is executed.

                             PLAN OF REORGANIZATION

           The transaction contemplated by this Agreement is intended to be a "tax free" exchange as contemplated by the provisions of Section 368(a) (1)
  (B) of the Internal Revenue Code of 1986, as amended. Kendall will offer to acquire 100% of PRI's issued and outstanding common stock, par value $1.00 per share (the "PRI Stock" or the "PRI Shares"), in exchange for 5,100,720 shares of Kendall's voting common stock, par value $.00l per share (the "Exchange Stock"). Upon the consummation of the exchange transaction and the issuance and transfer of the Exchange Stock as set forth in Section 2 hereinbelow, PRI will be a wholly-owned subsidiary of Kendall and the PRI Shareholders will own approximately 83.6% of the then outstanding common stock of Kendall.

                                    AGREEMENT

                                    SECTION 1

                             TRANSFER OF PRI SHARES

           The PRI Shareholders listed in Exhibit A as of the date of closing as such term is defined in section 3 hereof (the "Closing" or the "Closing Date"), shall transfer, assign, convey and deliver to Kendall at the Closing, certificates representing approximately 80% of the PRI Shares. In addition, all other Shareholders of PRI (numbering eight and, together with the PRI Shareholders listed in Exhibit A shall be referred to as the "PRI Shareholders") who wish to participate in the exchange transaction shall transfer, assign, convey and deliver to Kendall at the Closing, certificates representing their PRI Shares. The transfer of all PRI Shares shall be made free and clear of all liens, mortgages, pledges, encumbrances or charges, whether disclosed or undisclosed, except as any PRI shareholder and Kendall shall have otherwise agreed in writing.

                                    SECTION 2

                            ISSUANCE OF KENDALL STOCK
                               TO PRI SHAREHOLDERS

           2.1 ISSUANCE AND DELIVERY OF EXCHANGE STOCK. As consideration for the transfer, assignment, conveyance and delivery of the PRI Stock hereunder, at the Closing, Kendall shall issue to the PRI Shareholders, 2,406 shares of Kendall voting common stock for each one share of PRI Stock held by the PRI Shareholders immediately prior to the Closing, representing up to 5,100,720 shares of Kendall Common Stock which shall represent, when issued,


                                                                     Exhibit 6.1
  approximately 83.6% of the outstanding Common Stock of Kendall immediately following the Closing of this Agreement if all PRI Shareholders participate in this exchange transaction (the "Share Exchange"). In addition to the Exchange Stock, Kendall will convert outstanding PRI options into Kendall options exercisable into 81,804 shares of Kendall common stock ("PRI Stock Options"). To the extent that less than 100% of the PRI Stock is acquired, the number of Exchange Stock issued will be proportionately reduced. However, in no event will the Share Exchange occur if less than 80% of the PRI Stock is exchanged pursuant to this transaction. To the extent that the PRI Stock Options are replaced by Kendall options [see Section 4.1(b) herein], the number of Kendall Shares underlying such options will be in addition to the Exchange Stock and such shares will not be issued at the Closing but will be held in reserve by Kendall for later issuance upon exercise of such options.

           2.2 NO LIEN OR ENCUMBRANCES ON EXCHANGE STOCK. The issuance of the Exchange Stock shall be made free and clear of all liens, mortgages, pledges, encumbrances or charges, whether disclosed or undisclosed, except as the PRI Shareholders and Kendall shall have otherwise agreed in writing. As provided herein and immediately prior to the Closing, Kendall shall have issued and outstanding not more than 6,100,720 shares of Common Stock and shall not have any warrants, options or shares of preferred stock issued and outstanding.

           2.3 NO REGISTRATION OF THE EXCHANGE STOCK. None of the Exchange Stock issued to the PRI Shareholders shall, at the time of Closing, be registered under federal or state securities laws but, rather, the Exchange Stock shall be issued pursuant to an exemption therefrom and shall be considered "restricted stock" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").
  All of such shares shall bear a legend worded substantially as follows:

         "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are 'restricted securities' as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to registration or an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company."

Kendall's transfer agent shall annotate its records to reflect the restrictions on transfer embodied in the legend set forth above. There shall be no requirement that Kendall register the Exchange Stock under the Act, nor shall PRI or the PRI Shareholders be required to register any PRI Shares under the Act.

                                    SECTION 3

                                     CLOSING

           3.1 CLOSING OF TRANSACTION. The Closing of the Share Exchange (the "Closing Date") shall take place on August 19, 1996 unless another date shall,be mutually agreed upon by the parties. The Closing shall take place at the executive offices of PRI, 932 Grand Central Avenue, Glendale, California 91201.


                                                                     Exhibit 6.1

           3.2 DELIVERIES AT SIGNING OF AGREEMENT. Prior to executing this Agreement Kendall and PRI shall provide respective Board Minutes approving the terms of this Agreement and the transaction contemplated herein.

           3.3 DELIVERIES AT CLOSING BY PRI. PRI shall deliver or cause to be delivered to Kendall at the Closing:

                  (a)  a  copy  of  a  consent  of  PRI's  Board  of   Directors
         authorizing PRI to take the necessary steps toward Closing the transaction described by this Agreement;

                  (b) a copy of a Certificate of Good Standing for PRI issued not more than thirty days prior to Closing by the California Secretary of State; and

                  (c) a certificate signed by PRI's Chief Financial Officer dated as of the Closing Date stating PRI's financial statements, as determined in accordance with generally accepted accounting principles ("GAAP") , as of the Closing Date continue to accurately reflect the financial condition of PRI as of the time periods covered, and nothing has occurred since the last balance sheet date (October 31, 1995) which would render such financial statements to be misleading or incorrect.

           3.4 DELIVERIES AT CLOSING BY KENDALL. Kendall shall deliver to the PRI Shareholder, at Closing:

                  (a) certificates representing the Exchange Stock, in the name of the PRI Shareholders, or any nominee as may be designated by any PRI Shareholders, each in the appropriate denomination, requested by the PRI Shareholder, with the aggregate amount being as described in
         Section 2.

                  (b) Kendall shall deliver to the new Kendall Board, appointed pursuant to Section 8.1(k) below, at Closing:

                        (1) all of Kendall's corporate records; and

                        (2) executed bank forms for Kendall's bank accounts reflecting a change in management and signatories to said bank accounts.

                  (c) Kendall shall deliver or cause to be delivered to PRI, at the Closing:

                        (1) a copy of consent of  Kendall's  Board of  Directors
                  authorizing Kendall to take the necessary steps toward Closing the transaction described by this Agreement;

                        (2) a copy of a Certificate of Good Standing for Kendall
                  issued not more than thirty days prior to the Closing by the Nevada Secretary of State;

                        (3) an  originally  signed  Notice of Sale  Pursuant  to
                  Corporations   Code   Section   25102(f)   relating   to  this
                  transaction; and


                                                                     Exhibit 6.1

                        (4) an  internally  prepared,  unaudited  balance  sheet
                  indicating Kendall's assets and liabilities as of the Closing Date.

           3.5 DELIVERIES AT CLOSING ON BEHALF OF-PRI SHAREHOLDERS. PRI, on behalf of the holders of restricted shares of PRI Common Stock, as of the date of Closing, shall deliver to Kendall at the Closing:

                  (a) certificates representing all shares of the PRI Stock as described in Section 1, endorsed in blank by the registered owner;

                  (b) an agreement from the PRI Shareholders surrendering their PRI stock and agreeing to a restriction on the transfer of the Exchange Stock as described in Section 2.3 above;


           3.6 FILINGS; COOPERATION. PRI and Kendall shall, on request and without further consideration, cooperate with one another by furnishing or using their best efforts to cause others to furnish any additional information and/or executing and delivering or using their best efforts to cause others to execute and deliver any additional documents and/or instruments, and doing or using their best efforts to cause others to do any and all such other things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.


                                    SECTION 4

         REPRESENTATIONS AND WARRANTIES BY PRI AND THE PRI SHAREHOLDERS
                               LISTED IN EXHIBIT A


           4.1 Subject to the schedules, attached hereto and incorporated herein by this reference, (which schedules shall be acceptable to Kendall), PRI and the PRI Shareholders listed in Exhibit A represent and warrant to Kendall as follows:

                  (a) ORGANIZATION AND GOOD STANDING OF PRI. The Articles of Incorporation of PRI and all amendments thereto as presently in effect, certified by the California Secretary of State, and the Bylaws of PRI as presently in effect, certified by the President and Secretary of PRI, have been delivered to Kendall and are complete and correct and since the date of such delivery, there has been no amendment, modification or other change thereto.

                  (b) CAPITALIZATION. PRI's authorized capital stock consists of 25,000 shares of common stock, $1.00 par value of which 2,120 shares of voting common stock are issued and currently outstanding as of the Closing Date. All of such outstanding shares are validly issued, fully paid and non-assessable. PRI has outstanding stock options exercisable into 34 shares of PRI common stock which vest over a three year period. To the best of its knowledge, PRI has no currently outstanding promissory notes, other securities or debt instruments except as set forth in Schedule 4.1(b). No


                                                                     Exhibit 6.1
         other equity securities or debt instruments of PRI are authorized, issued or outstanding.

         According to PRI's books and records, it currently has 10 shareholders, and all such shareholders are currently residents of one of the following jurisdictions: California, Nevada. All securities issued by PRI as of the date of this Agreement have been issued in compliance with all applicable state and federal laws.

                  (c) SUBSIDIARIES. PRI has no subsidiaries and no other material investments, directly or indirectly, or other material financial interest in any other corporation or business organization, joint venture or partnership of any kind whatsoever.

                  (d) FINANCIAL STATEMENTS. PRI will deliver to Kendall, prior to the Closing, a copy of PRI's internally prepared unaudited financial statements for the nine month period ended July 31, 1996, and unaudited but independently reviewed, financial statements for the fiscal years ended October 31, 1995 and 1994 which will be true and complete and will have been prepared in accordance with GAAP (collectively referred to as the "PRI Financial Statements"). Other than changes in the usual and ordinary conduct of the business since October 31, 1995, there have been no material adverse changes in such financial statements.

                  (e) ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in
         Schedule 4.1(e), PRI has no liabilities which are not adequately reflected or reserved against in the PRI Financial Statements or otherwise reflected in this Agreement and PRI shall not have as of the Closing Date, any liabilities, other than those incurred in the ordinary course of business, (secured or unsecured and whether accrued, absolute, contingent, direct, indirect or otherwise) which were incurred after October 31, 1995, and would be individually, or in the aggregate, material to the results of operations or financial condition of PRI as of the Closing Date.

                  (f) LITIGATION. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against PRI or its properties. Except as disclosed in Schedule 4.1(f), there are no actions, suits or proceedings pending, or, to the knowledge of PRI, threatened against or affecting PRI, any of its officers or directors relating to their positions as such, or any of its properties, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, in connection with the business, operations or affairs of PRI which might result in any material adverse change in the operations or financial condition of PRI, or which might prevent or materially impede the consummation of the transactions under this Agreement.

                  (g) COMPLIANCE WITH LAWS. Except as set forth in Schedule 4.1(g), to the best of their knowledge, the operations and affairs of PRI do not violate any law, ordinance, rule or regulation currently in effect, or any order, writ, injunction or decree of any court or


                                                                     Exhibit 6.1
         governmental agency, the violation of which would substantially and adversely affect the business, financial condition or operations of PRI.

                  (h)  ABSENCE  OF  CERTAIN  CHANGES.  Except  as set  forth  in
         Schedule 4.1(h), or otherwise disclosed in writing to Kendall, since October 31, 1995:

                        (1) other than in the normal course of business, PRI has
                  not entered into any material transaction;

                        (2) there  has been no  material  adverse  change in the
                  condition (financial or otherwise), business, property, prospects, assets or liabilities of PRI as shown on the PRI Financial Statement, other than changes that both individually and in the aggregate do not have a consequence that is materially adverse to such condition, business, property, prospects, assets or liabilities;

                        (3) there has been no material damage to, destruction of
                  or loss of any of the properties or assets of PRI (whether or not covered by insurance) materially and adversely affecting the condition (financial or otherwise), business, property, prospects, assets or liabilities of PRI;

                        (4) PRI has not  declared  or paid any  dividend or made
                  any distribution on its capital stock, redeemed, purchased or otherwise acquired any of its capital stock, granted any options to purchase shares of its stock, or issued any shares of its capital stock;

                        (5) there  has been no  material  change,  except in the
                  ordinary course of business, in the contingent obligations of PRI by way of guaranty, endorsement, indemnity, warranty or otherwise;

                        (6) other than in the normal  course of business,  there
                  have been no loans made by PRI to its employees, officers or directors;

                        (7) there has been no waiver or  compromise  by PRI of a
                  valuable right or of a material debt owed to it;

                        (8) other than in the normal  course of business,  there
                  has been no extraordinary increase in the compensation of any of PRI's employees;

                        (9) other than in the normal  course of business,  there
                  has been no agreement or commitment by PRI to do or perform any of the acts described in this Section 5.1(h); and

                        (10) there has been no other event or  condition  of any
                  character which might reasonably be expected either to result in a material adverse change in the condition (financial or


                                                                     Exhibit 6.1
                  otherwise) business, property, prospects, assets or liabilities of PRI or to impair materially the ability of PRI to conduct the business now being conducted.

                  (i) EMPLOYEES. Except as disclosed in Schedule 4.1(i), there are no collective bargaining, bonus, profit sharing, compensation, or other plans, agreements or arrangements between PRI and any of its directors, officers or employees and there is no employment, consulting, severance or indemnification arrangements, agreements or understandings between PRI on the one hand, and any current or former directors, officers or employees of PRI on the other hand.

                  (j) ASSETS. All of the assets reflected on the October 31, 1995 PRI Financial Statements or acquired and held as of the Closing Date, other than any capital leases, will be owned by PRI on the Closing Date. Except as set forth in Schedule 4.1(j), PRI owns outright and has good and marketable title, or holds valid and enforceable leases, to all of such assets, and no liens exist, except for liens placed upon the property at the time of purchase or lease or through one or more financing transactions. None of PRI's equipment has any material defects and in all material respects is in good operating condition and repair, is adequate for the uses to which they are being put and is not in need of maintenance or repairs, except for ordinary, routine maintenance and repair. All inventory held by PRI is fit and available for use or resale. PRI represents that, except to the extent disclosed in Schedule 4.1(j) to this Agreement or reserved against on its balance sheet as of July 31, 1996, it is not aware of any accounts and contracts receivable existing that in its judgment would be uncollectible.

                  (k) TAX MATTERS. Except as set forth in Schedule 4.1(k) all federal, foreign, state and local tax returns, reports and information statements required to be filed by or with respect to the activities of PRI have been timely filed. Such returns, reports and information statements are true and correct in all material respects insofar as they relate to the activities of PRI.

         Except as set forth in Schedule 4.1(k), since October 31, 1995, PRI has not incurred any liability with respect to any federal, foreign, state or local taxes except in the ordinary and regular course of business and with respect to such tax or assessment PRI is not delinquent and no deficiencies for any amount of such tax have been proposed or assessed.

                  (1) CONTRACTS. Set forth on Schedule 4.1(1) hereto is a true and complete list of all material contracts, agreements or commitments to which PRI is a party or is bound. All such material contracts, agreements and commitments are valid and binding on PRI in accordance with their terms.

                  (m) INSURANCE. Set forth in Schedule 4.1(m) hereto is a list of insurance policies currently maintained by PRI which are in full force and effect and provide for coverages which are usual and customary in its business as to amount and scope, and are adequate to


                                                                     Exhibit 6.1
         protect PRI against any reasonably foreseeable risk of loss, including business interruptions.

                  (n) OPERATING AUTHORITIES. Except as set forth on Schedule 4.1(n), to the best of their knowledge, PRI has all material operating authorities, governmental certificates and licenses, permits, authorizations and approvals ("Permits") required to conduct its business as presently conducted. Such Permits are set forth on Schedule 4.1(n). Except as set forth on Schedule 4.1(n) or otherwise disclosed in this Agreement during the last 2 years, there has not been any notice or adverse development regarding such Permits; such Permits are in full force and effect; no material violations are or have been recorded in respect of any Permit; and no proceeding is pending or threatened to revoke or limit any Permit.

                  (o) BOOKS AND RECORDS. The books and records of PRI are complete and correct, are maintained in accordance with good business practice and accurately present and reflect, in all material respects, all of the transactions therein described, and there have been no transactions involving PRI which properly should have been set forth therein and which have not been accurately so set forth.

                  (p) AUTHORITY TO EXECUTE AGREEMENT. The Board of Directors of PRI, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by PRI of this Agreement, and has duly agreed to each of the transactions hereby contemplated. PRI has the power and authority to execute and deliver this Agreement, to approve the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. PRI has taken all actions required by law, its Articles of Incorporation, as amended, or otherwise to authorize the execution and delivery of this Agreement. This Agreement is valid and binding upon PRI and the PRI Shareholders listed in Exhibit A in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Articles of Incorporation, as amended, or the Bylaws, as amended, of PRI, or any agreement, stipulation, order, writ, injunction, decree, law, rule or regulation applicable to PRI.

                  (q) FINDER'S, BROKER'S, CONSULTING FEES. Neither PRI nor the PRI Shareholders are liable or obligated to pay any finder's, agent's, broker's or consultant's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

           4.2 DISCLOSURE. PRI and the PRI Shareholders listed in Exhibit A have disclosed all events, conditions and facts materially affecting the business and prospects of PRI. Neither PRI nor the PRI Shareholders listed in Exhibit A have withheld knowledge of any such events, conditions or facts which PRI or the PRI Shareholders listed in Exhibit A know, or have reasonable grounds to know, may materially affect PRI's business and prospects. No representation or warranty by PRI in this Agreement nor any certificate, exhibit, schedule or other written document or statement, furnished to Kendall by PRI or the PRI Shareholders listed in Exhibit A in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement


                                                                     Exhibit 6.1
  of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.

                                    SECTION 5

                    REPRESENTATIONS AND WARRANTIES BY KENDALL

           5.1 Kendall represents and warrants to PRI and the PRI Shareholders listed in Exhibit A as follows:

                  (a) ORGANIZATION AND GOOD STANDING. Kendall is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has full corporate power and authority to own or lease its properties and to carry on its business as now being conducted and as proposed to be conducted.

                  (b) CAPITALIZATION. Kendall's authorized capital stock consists of 100,000,000 shares of $.001 par value Common Stock (defined above as "Kendall Common Stock"), of which 1,680,013 are currently outstanding and 1,000,000 shares will be issued and outstanding as of the Closing Date and held by approximately 400 shareholders. Schedule 5.1(b) sets forth the names and share ownership of each Kendall shareholder owning over 5% of Kendall's outstanding common stock as of the date of this Agreement. There are no authorized and/or outstanding options and warrants for Kendall Common Stock and no other equity securities or debt obligations of Kendall authorized, issued or outstanding and there is no other outstanding options, warrants, agreements, contracts, calls, commitments or demands of any character, preemptive or otherwise, other than this Agreement, relating to any Kendall stock, and there is no outstanding security of any kind convertible into Kendall stock.

                  (c) AUTHORITY TO EXECUTE AGREEMENT. The Board of Directors of Kendall, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by Kendall of this Agreement, and has duly agreed to each of the transactions hereby contemplated. Kendall has the power and authority to execute and deliver this Agreement, to approve the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. Kendall has taken all actions required by law, its Articles of Incorporation, as amended, or otherwise to authorize the execution and delivery of this Agreement. This Agreement is valid and binding upon Kendall. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Articles of Incorporation, as amended, or the Bylaws, as amended, of Kendall, or any agreement, stipulation, order, writ, injunction, decree, law, rule or regulation applicable to Kendall.

                  (d) SUBSIDIARIES. Kendall has no subsidiaries and no investments, directly or indirectly, or other financial interest in any other corporation or business organization, joint venture or partnership of any kind whatsoever.


                                                                     Exhibit 6.1

                  (e) FINANCIAL-STATEMENTS. Kendall will deliver to PRI, prior to Closing, copies of all of Kendall's audited and unaudited financial statements through April 30, 1996, all of which are true and complete and have been prepared in accordance with generally accepted accounting principles. In addition, Kendall shall provide an internally prepared, unaudited balance sheet dated as of a date within three business days of the Closing Date (the "Pre-closing Balance Sheet") showing cash assets of at least $100,000 and no current or long term liabilities.

                  (f) ABSENCE OF CERTAIN CHANGES. Kendall is engaged in no active business and conducts no active operations. Since April 30, 1996, there has been no material change in Kendall's financial condition, assets or liabilities, except capital contributions and the incurring of expenses in connection with the acquisition of PRI which expenses, incurred prior to the Closing, shall be paid by Kendall. Further, since the Pre-closing Balance Sheet, there has been no change in Kendall's financial condition, assets or liabilities.

                  (g) ABSENCE OF UNDISCLOSED LIABILITIES. Except to the extent reflected in Kendall's balance sheet as of April 30, 1996, Kendall has no knowledge of any other liabilities, as of such date, of any nature, whether accrued, absolute, contingent, or otherwise except the expenses in connection with the acquisition of PRI, which would be individually or in the aggregate, be material to the results of operation or financial condition of Kendall.

                  (h) LITIGATION. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against Kendall or its properties. There are no actions, suits or proceedings pending, or, to the knowledge of Kendall, threatened against or relating to Kendall. Kendall is not in default under or with respect to any judgment, order, writ, injunction or decree of any court or of any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality.

                  (i) CONTRACTS. Kendall is not a party to any contract, nor is Kendall a party to any written or oral commitment for capital expenditures. Kendall has in all material respects performed all obligations required to be performed by it to date and is not in default in any material respect under any agreements or other documents to which it was a party.

                  (j) TAX MATTERS. All federal, foreign, state and local tax returns, reports and information statements required to be filed by or with respect to the activities of Kendall have been filed for all the years and periods for which such returns and statements were due, including extensions thereof. Kendall has not incurred any liability with respect to any federal, foreign, state or local taxes except in the ordinary and regular course of business. Kendall is not delinquent in the payment of any such tax or assessment, and no deficiencies for any amount of such tax have been proposed or assessed.


                                                                     Exhibit 6.1

                  (k) FINDER'S FEES. Kendall is not liable or obligated to pay any finder's, agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

           5.2 DISCLOSURE. No representation or warranty by Kendall in this Agreement, nor any statement or certificate furnished or to be furnished to PRI or the PRI Shareholders listed in Exhibit A, pursuant hereto, or in connection with the transactions contemplated hereby, knowingly contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.


                                    SECTION 6

                             ACCESS AND INFORMATION

           6.1 AS TO PRI AND PRI SHAREHOLDERS LISTED IN EXHIBIT A. Subject to the protections provided by Section 9.4 herein, PRI has given or will give to Kendall, its accountants and other representatives full access during normal business hours throughout the period prior to the Closing, to all of PRI's properties, books, contracts, commitments, and records, including information concerning its customer base and sales and manufacturing, and has furnished Kendall during such period with all such information concerning PRI's affairs as Kendall has reasonably requested.

           6.2 AS TO KENDALL. Subject to the protections provided by Section 9.4 herein, Kendall has given or will give to PRI, the PRI Shareholders listed in Exhibit A, their accountants and other representatives, full access, during normal business hours throughout the period prior to the Closing, to all of Kendall's books and records concerning Kendall's affairs as PRI and the PRI Shareholders listed in Exhibit A have reasonably requested.


                                    SECTION 7

                       CONDUCT OF PARTIES PENDING CLOSING

           7.1  CONDUCT  OF PRI  BUSINESS  PENDING  CLOSING.  PRI  and  the  PRI
  Shareholders listed in Exhibit A (to the extent within the PRI Shareholders' control), covenant that pending the Closing:

                  (a) PRI's business will be conducted only in the ordinary course.

                  (b) No change will be made in PRI's Articles of Incorporation or bylaws and, no change will be made in PRI's issued shares of stock, other than such changes as may be first approved in writing by Kendall. PRI will not raise additional capital through the sale of its common stock prior to the Closing.

                  (c) Neither PRI nor any PRI Shareholders listed in Exhibit A will consider any inquiries or proposals relating to the possible merger or reorganization of PRI or its assets, except to the extent


                                                                     Exhibit 6.1
         that they may be legally obligated to do so in which case Kendall would be notified in writing.

                  (d) Other than in the ordinary course of business, no contract or commitment will be entered into by or on behalf of PRI or indebtedness otherwise incurred, except with notice in writing to Kendall.

                  (e) No dividends shall be declared , no stock bonuses or options shall be granted and no extraordinary increases in compensation to employees, including officers, shall be declared and no new employment agreements shall be entered into with officers or directors of PRI, except with notice in writing to Kendall.

                  (f) Except as otherwise requested by Kendall, PRI will use its best efforts to preserve PRI's business organization intact; to keep available to PRI the services of its present officers and employees; and to preserve the goodwill of those having business relations with PRI.

           7.2 CONDUCT OF KENDALL PENDING CLOSING. Kendall covenants that, pending the Closing:

                  (a) Kendall, with PRI's approval and recommendation, shall use its best efforts to offer to each PRI Shareholder an opportunity to exchange his, her or its shares in a stock offering exempt from federal and state registration. Other than the foregoing, Kendall will conduct its business only in the ordinary course.

                  (b) Except as described in Section 8.1 herein, no change will be made in Kendall's Articles of Incorporation or bylaws or in Kendall's authorized or issued shares of stock, and no change will be made in Kendall's issued shares of stock except as may be first approved in writing by PRI.

                  (c) Kendall will not discuss or negotiate with any other corporation, firm or other person, or entertain or consider any inquiries or proposals relating to the possible disposition of its shares of capital stock, or its assets, except to the extent that it may be legally obligated to do so in which case PRI would be notified in writing.

                  (d) No dividends shall be declared, no stock options granted and no employment agreements shall be entered into with officers or directors of Kendall, except as may be first approved in writing by PRI.


                                    SECTION 8

                         CONDITIONS PRECEDENT TO CLOSING

           8.1 CONDITIONS PRECEDENT TO CLOSING. All obligations of Kendall, PRI and the PRI Shareholders listed in Exhibit A under this Agreement are subject


                                                                     Exhibit 6.1
  to the fulfillment, prior to or at the Closing, of all conditions elsewhere herein set forth, including, but not limited to, receipt by the appropriate party of all deliveries required by Section 3 herein, and fulfillment, prior to the Closing, of each of the following conditions:

                  (a) PRI'S, the PRI Shareholders' listed in Exhibit A and Kendall's representations, warranties and covenants contained in this Agreement shall be true at the time of Closing as though such representations, warranties and covenants were made at such time.

                  (b) PRI, the PRI Shareholders listed in Exhibit A and Kendall shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by each prior to or at the Closing.

                  (c) Kendall and PRI shall collaborate on the preparation and dissemination of an offer, which PRI shall approve and recommend, to the PRI Shareholders, to exchange the outstanding shares of PRI Common Stock for shares of Kendall Common Stock at an exchange ratio of 2,406 shares of Kendall Common Stock for each one share of PRI Common Stock exchanged.

                  (d) Each PRI Shareholder acquiring Exchange Stock will be required, at Closing, to submit an agreement confirming that all the Exchange Stock received will be acquired for investment and not with a view to, or for sale in connection with, any distribution thereof, and agreeing not to transfer any of the Exchange Stock except to those persons approved by legal counsel to Kendall as falling within an exemption from registration under the Act and any applicable state securities laws, which transfers do not constitute a public distribution of securities, and in which the transferees execute an investment letter in form and substance satisfactory to counsel for Kendall. The foregoing provision shall not prohibit the registration of those shares at any time following the Closing. The PRI Shareholders will be required to transfer to Kendall at the Closing PRI Shares representing at least 80% of the then outstanding shares of PRI, free and clear of all liens, mortgages, pledges, encumbrances or changes, whether disclosed or undisclosed.

                  (e) Kendall will cause one or more of its shareholders to cancel 680,013 shares of issued and outstanding Kendall Common Stock. In addition, one or more shareholders of Kendall shall agree to restrict the sale or transfer of 100,000 shares of their Kendall common stock for a period of one year from the date of Closing.

                  (f) If PRI Shareholders, who in the aggregate own ten percent (10%) or more of the PRI Shares, decline to participate in the proposed Share Exchange, or are unable or for any reason refuse to transfer any or all of their PRI Shares to Kendall in accordance with Section 1 of this Agreement, Kendall, at its option, may adjust the number of Exchange Stock being issued or terminate this Agreement.

                  (g) Each party shall have received favorable opinions from the
         other  party's   counsel  on  such  matters  in  connection   with  the


                                                                     Exhibit 6.1
         transactions contemplated by this Agreement as are reasonable and customary.

                  (h) Each party shall have satisfied itself that, since the date of this Agreement, the business of the other party has been conducted in the ordinary course. In addition, each party shall have satisfied itself that no withdrawals of cash or other assets have been made and no indebtedness has been incurred since the date of this Agreement, except which have occurred in the ordinary course of business or with respect to services rendered or expenses incurred in connection with the consummation of this Agreement, unless said withdrawals or indebtedness were either authorized by the terms of this Agreement or subsequently disclosed in writing by the parties.

                  (i) Each party shall have  granted to the other party  (acting through its management personnel, counsel, accountants or other representatives designated by it) full opportunity to examine its books and records, properties, plants and equipment, proprietary rights and other instruments, rights and papers of all kinds in accordance with
         Section 6 hereof and each party shall be satisfied to proceed with the transactions contemplated by this Agreement upon completion of such examination and investigation.

                  (j) On the Closing Date Kendall shall have cash assets of at least $100,000 and no current or long term liabilities.

                  (k) Effective as of the Closing Date, all of the members of Kendall's current board of directors and each and every person serving as an officer of Kendall shall resign their respective positions and/or offices by tendering written resignations. Immediately prior to said resignations, Kendall's board of directors shall appoint as members of Kendall's new board, those persons nominated by PRI to fill said director positions, with such appointments to be effective as of the Closing.

                  (1) All press releases, shareholder communications, federal and state filings and other publicity generated by Kendall or PRI regarding the transactions contemplated by this Agreement prior to Closing shall have been provided to the other party before their release to the public or any governmental agency.

                  (m) Each party shall have satisfied itself that all transactions contemplated by this Agreement, including those contemplated by the exhibits attached hereto, shall be legal and binding under applicable statutory and case law of the States of Nevada and California, respectively, including, but not limited to all other applicable state securities laws.


                                                                     Exhibit 6.1

                                    SECTION 9

                       ADDITIONAL COVENANTS OF THE PARTIES

           9.1 COOPERATION. PRI, the PRI Shareholders listed in Exhibit A and Kendall will cooperate with each other and their respective agents in carrying out the transactions contemplated by this Agreement, and in delivering all documents and instruments deemed reasonably necessary or useful by the other party.

           9.2 EXPENSES. Each of the parties hereto shall pay all of its respective costs and expenses (including attorneys' and accountants' fees, finder's and consultant's fees, costs and expenses) incurred in connection with this Agreement and the consummation of the transactions contemplated herein.

           9.3 PUBLICITY. Prior to the Closing, and for a period of three months after the Closing Date, any written news releases and/or other shareholder communication by any party pertaining to this Agreement or the transactions contemplated herein shall be submitted to the other parties for their review and approval prior to such news release and/or other shareholder communication provided, however, that (a) such approval shall not be unreasonably withheld, and (b) such review and approval shall not be required of disclosures required to comply, in the judgment of counsel, with federal or state securities or corporate laws or policies.

           9.4 CONFIDENTIALITY. While each party is obligated to provide access to and furnish information in accordance with this Agreement, it is understood and agreed that such disclosure and information obtained as a result of such disclosures are proprietary and confidential in nature. Each party agrees to hold such information in confidence and not to reveal any such information to any person who is not a party to this Agreement, or an officer, director or key employee thereof, and not to use the information obtained for any purpose other than assisting in its due diligence inquiry. This subsection 9.4 shall survive the execution and delivery of this Agreement, the Closing and the consummation of the transaction called for by this Agreement and shall not be limited to the time period otherwise set forth in Section 12 below.

           9.5 POST-CLOSING COVENANTS. The parties hereto agree to the following covenants to Kendall's operation after the Closing:

                  (a) Kendall will use its best efforts to amend Kendall's Articles of Incorporation to change Kendall's name to "PRI" or to such other name as may be requested by PRI.

                  (b) Kendall shall not conduct a reverse stock split for a period of two years after the Closing Date except that after one year, a reverse stock split may be conducted if requested by an underwriter in writing in conjunction with a public offering of Kendall shares being registered with the U.S. Securities and Exchange Commission;

                  (c) Kendall shall maintain an independent transfer agent for a period of one year after the Closing Date;


                                                                     Exhibit 6.1

                  (d) For all Post-Closing actions by, reports to or obligations of "Kendall" as specified in this Agreement except those actions specified in this subsection 9.5, Sim Farar shall be designated as the authorized representative of Kendall to take such action, receive such reports or satisfy such obligations on behalf of Kendall after the Closing Date.


                                   SECTION 10

                            TERMINATION AND REMEDIES

           10.1 MUTUAL TERMINATION. PRI, the PRI Shareholders listed in Exhibit A and Kendall may agree to mutually terminate this Agreement prior to Closing without any liability to each other.

           10.2 CONDITIONS PERMITTING TERMINATION. If either PRI, the PRI Shareholders listed in Exhibit A or Kendall materially default in the due and timely performance of any of their respective warranties, covenants, or agreements under this Agreement or if PRI, the PRI Shareholders listed in Exhibit A or Kendall shall determine during their respective due diligence that one or more material adverse conditions exists regarding the other party which conditions make the consummation of this Agreement no longer advisable, the nondefaulting/nonaffected party or parties may on or prior to the Closing Date give notice of termination of this Agreement, in the manner provided in subsection 12.7. The notice will specify with particularity the default(s) or material condition(s) on which the notice is based. The termination will be effective five days after the notice is received by the addressee, unless the specified default(s) or material condition(s) have been cured on or before the effective date for termination.

           10.3  ACTIONS NOT PERMITTING TERMINATION.

                  (a) In the event that either PRI, or any PRI Shareholders listed in Exhibit A cancels or refuses to close this Agreement after signing for any reason other than as specified in subsection 10.2, then PRI shall pay to Kendall a termination penalty of $10,000.

                  (b) In the event that Kendall cancels or refuses to close this Agreement after signing for any reason other than as specified in subsection 10.2, then Kendall shall pay to PRI a termination penalty of $10,000.

           10.4 ARBITRATION. Any controversy or claim arising from or relating to this Agreement, or its making, performance, or interpretation, will be settled by binding arbitration before one arbitrator mutually acceptable to all parties in Los Angeles, California under the commercial arbitration rules of the American Arbitration Association then existing. Judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.


                                                                     Exhibit 6.1

                                   SECTION 11

                          SURVIVAL OF REPRESENTATIONS,
                            WARRANTIES AND COVENANTS

           11.1 AS TO PRI AND THE PRI SHAREHOLDERS. The representations, warranties and covenants of PRI and the PRI Shareholders listed in Exhibit A contained herein shall survive the execution and delivery of this Agreement, the Closing and the consummation of the transactions called for by this Agreement for a period of 9 months from the date of this Agreement unless a lesser time period is specified.

           11.2 AS TO KENDALL. The representations, warranties and covenants of Kendall contained herein shall survive the execution and delivery of this Agreement, the Closing and the consummation of the transactions called for by this Agreement for a period of 9 months from the date of this Agreement unless a lesser time period is specified.


                                   SECTION 12

                                  MISCELLANEOUS

           12.1 ENTIRE AGREEMENT, AMENDMENTS. This Agreement (including the Exhibits and Schedules hereto) contains the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, representations, warranties, commitments, offers, contracts, and writings prior to the date hereof. No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the parties to this Agreement.

           12.2 BINDING AGREEMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective assigns and successors in interest; provided, that neither this Agreement nor any right hereunder shall be assignable by Kendall, PRI or the PRI Shareholders listed in Exhibit A without the prior written consent of the other parties.

           12.3 INDEMNIFICATION

                  (a) By Kendall. For a period of 9 months from the date this Agreement is signed, Kendall covenants and agrees to defend, indemnify and hold harmless PRI, each of its officers, directors, employees, agents, advisors and affiliates and the PRI Shareholders listed in Exhibit A (collectively, the "PRI Indemnitees") from and against, any loss, liability, damage or expense (including reasonable attorney's fees and costs) which any PRI Indemnitee may suffer, sustain or become subject to as a result of a breach of any representation or warranty by Kendall contained in this Agreement up to a maximum of $50,000.

                  (b) By PRI and the PRI Shareholders listed in Exhibit A. For a period of 9 months from the date this Agreement is signed, PRI and the PRI Shareholders listed in Exhibit A covenant and agree to defend, indemnify and hold harmless each of the officers, directors, employees, agents, advisors of Kendall, and shareholders owning over 10% of Kendall's common stock, as such persons existed prior to the Closing


                                                                     Exhibit 6.1

         Date (collectively, the "Kendall Indemnitees") from and against any loss, liability, damage or expense (including reasonable attorney's fees and costs) which the Kendall Indemnitees may suffer, sustain or become subject to, as a result of a breach of any representation, warranty or covenant by PRI or any PRI Shareholders listed in Exhibit A contained in this Agreement.

           12.4  ATTORNEY'S  FEES.  Except as otherwise  provided for in Section
  12.3 above, in the event of any controversy, claim or dispute among the parties to this Agreement arising out of or relating to this Agreement or breach thereof, each party hereto shall pay his, her or its own legal expenses, attorney's fees and costs.

           12.5 SEVERABILITY. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect on any other provisions hereof.

           12.6 GOVERNING LAW. In any action or proceeding arising out of or related to this Agreement, the law of the State of California shall be followed.

           12.7 NOTICES. All notices or other communications required hereunder shall be in writing and shall be sufficient in all respects and shall be deemed delivered after 3 days if sent via registered or certified mail, postage prepaid; the next day if sent by overnight courier service; or upon completion of transmission if sent by facsimile:

           To PRI:

           Allen Bonnifield, President
           Physiologic Reps, Inc.
           932 Grand Central Avenue
           Glendale, CA 91201
           Fax: (818) 240-8535

           To the PRI shareholders Listed in Exhibit A:

           The address indicated beneath each Shareholder's name as set forth in Exhibit A hereto.

           To Kendall:

           Sim Farar
           20501 Ventura Blvd., Suite 116
           Woodland Hills, CA 91364
           Fax: (818) 702-9439

or if by facsimile to the facsimile number provided by the party, or by personal delivery.


                                                                     Exhibit 6.1

           12.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which may be deemed an original, but all of which together, shall constitute one and the same instrument.

           IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


KENDALL MANAGEMENT CORPORATION,              PHYSIOLOGIC REPS, INC.
a Nevada corporation                         a California corporation


By:   /s/ Sim Farar                          By:  /s/ Allen Bonnifield
  -------------------------                     -------------------------
    Sim Farar, President                        Allen Bonnifield, President






                                                                     Exhibit 6.1

                  SHAREHOLDERS OF PHYSIOLOGIC REPS, INC. OWNING
                   10% OR MORE OF ITS OUTSTANDING COMMON STOCK


                                                                   Shares Held
                                                                   -----------
    AB Investment Trust
    Dated January  1996                                                850


    /S/ Allen Bonnifield
    --------------------
    Allen Bonnifield, Trust Manager



    PRI Stock Account Trust                                            850
    Dated January 1, 1996

    /s/ Susan Bonnifield
    --------------------------
    Susan Bonnifield, Trust Manager






                                                                     Exhibit 6.1

                                  EXHIBIT LIST


  Exhibit A-- List of Shareholders Owning 10% or more of the Outstanding Common Stock of Physiologic Reps, Inc.

  Exhibit B-- Form of Certificate entitled "Restated Articles of Incorporation of PRI."

                                  SCHEDULE LIST
   PRI
   ---
   Schedule 4.1(b):             Promissory Notes

   Schedule 4.1(e):             Undisclosed Liabilities

   Schedule 4.1(f):             Litigation

   Schedule 4.1(g):             Noncompliance with Laws

   Schedule 4.1(h):             Absence of Certain Changes

   Schedule 4.1(j):             Asset Ownership Exceptions

   Schedule 4.1(k):             Tax Liabilities

   Schedule 4.1(l):             List of Material Contracts

   Schedule 4.1(n):             Operating Permits/Licenses Exceptions

   KENDALL
   -------
   Schedule 5.1(b)              5% Stock Ownership









                                                                     Exhibit 6.1

                                                                     Exhibit 6.2

                       MEDICAL RESOURCES MANAGEMENT, INC.

                            1996 STOCK INCENTIVE PLAN

     1. GENERAL PROVISIONS

         1.1 Purpose.

         The 1996 Stock Incentive Plan (the "Plan") is intended to allow designated officers and employees (all of whom are sometimes collectively referred to herein as "Employees") and certain Non-Employee Directors of Medical Resources Management, Inc. ("MRM") and its Subsidiaries which it may have from time to time (MRM and such Subsidiaries are referred to herein as the "Company") to receive certain options ("Stock Options") to purchase MRM's common stock, $.001 par value ("Common Stock"), and to receive grants of Common Stock subject to certain restrictions ("Awards"). As used in this Plan, the term "Subsidiary" shall mean each corporation which is a "subsidiary corporation" of MRM within the meaning of Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"). The purpose of this Plan is to provide Employees with equity-based compensation incentives to make significant and extraordinary contributions to the long-term performance and growth of the Company, and to attract and retain Employees of exceptional ability.

         1.2 Administration.

              1.2.1 The Plan shall be administered by the Compensation Committee (the "Committee") of, or appointed by, the Board of Directors of MRM (the "Board"). Each member of the Committee shall be a "disinterested person" as that term is defined in Rule 16b-3 promulgated by the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), but no action of the Committee shall be invalid if this requirement is not met. The Committee shall select one of its members as Chairman and shall act by vote of a majority of a quorum, or by unanimous written consent. A majority of its members shall constitute a quorum. The Committee shall be governed by the provisions of MRM's By-Laws and of Delaware law applicable to the Board, except as otherwise provided herein or determined by the Board.

              1.2.2 The Committee shall have full and complete authority, in its discretion, but subject to the express provisions of the Plan to approve the Employees nominated by the management of the Company to be granted Awards or Stock Options; to determine the number of Awards or Stock Options to be granted to an Employee; to determine the time or times at which Awards or Stock Options shall be granted; to establish the terms and conditions upon which Awards or Stock Options may be exercised; to remove or adjust any restrictions and conditions upon Awards or Stock Options; to specify, at the time of grant, provisions relating to exercisability of Stock Options and to accelerate or otherwise modify the exercisability of any Stock Options; and to adopt such rules and regulations and to make all other determinations deemed necessary or desirable for the administration of the Plan. All interpretations and constructions of the Plan by the Committee, and all of its actions hereunder, shall be binding and conclusive on all persons for all purposes.


                                                                     Exhibit 6.2

              1.2.3 The Company hereby agrees to indemnify and hold harmless each Committee member and each employee of the Company, and the estate and heirs of such Committee member or employee, against all claims, liabilities, expenses, penalties, damages or other pecuniary losses, including legal fees, which such Committee member or employee, his or her estate or heirs may suffer as a result of his or her responsibilities, obligations or duties in connection with the Plan, to the extent that insurance, if any, does not cover the payment of such items. No member of the Committee or the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Stock Option granted pursuant to the Plan.

         1.3 Eligibility and Participation.

         Employees eligible under the Plan shall be approved by the Committee from those Employees who, in the opinion of the management of the Company, are in positions which enable them to make significant and extraordinary contributions  to the  long-term  performance  and  growth  of the  Company.  In selecting Employees to whom Stock Options or Awards may be granted, consideration shall be given to factors such as employment position, duties and responsibilities, ability, productivity, length of service, morale, interest in the Company and recommendations of supervisors. No member of the Committee shall be eligible to participate under the Plan or under any other Company plan if such participation would contravene the standard of paragraph 1.2.1 above relating to "disinterested persons."

         1.4 Shares Subject to the Plan.

         The maximum number of shares of Common Stock that may be issued pursuant to the Plan shall be 750,000, subject to adjustment pursuant to the provisions of paragraph 4.1. If shares of Common Stock awarded or issued under the Plan are reacquired by the Company due to a forfeiture or for any other reason, such shares shall be cancelled and thereafter shall again be available for purposes of the Plan. If a Stock Option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of Common Stock not purchased thereunder shall again be available for purposes of the Plan.

     2. PROVISIONS RELATING TO STOCK OPTIONS

         2.1 Grants of Stock Options.

         The Committee may grant Stock Options in such amounts, at such times, and to such Employees nominated by the management of the Company as the Committee, in its discretion, may determine. Stock Options granted under the Plan shall constitute "incentive stock options" within the meaning of Section
422 of the Code, if so designated by the Committee on the date of grant. The Committee shall also have the discretion to grant Stock Options which do not constitute incentive stock options, and any such Stock Options shall be designated non-statutory stock options by the Committee on the date of grant. The aggregate fair market value (determined as of the time an incentive stock option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by any Employee during any one calendar year (under all plans of the Company and any parent or Subsidiary of the Company) may not exceed the maximum amount permitted under Section 422 of the Code (currently $100,000.00). Non-statutory stock options shall not be


                                                                     Exhibit 6.2
subject to the limitations relating to incentive stock options contained in the preceding sentence. Each Stock Option shall be evidenced by a written agreement (the "Option Agreement") in a form approved by the Committee, which shall be executed on behalf of the Company and by the Employee to whom the Stock Option is granted, and which shall be subject to the terms and conditions of this Plan. In the discretion of the Committee, Stock Options may include provisions (which need not be uniform), authorized by the Committee in its discretion, that accelerate an Employee's rights to exercise Stock Options following a "Change in Control," upon termination of such Employee employment by the Company without "Cause" or by the Employee for "Good Reason," as such terms are defined in paragraph 3.1 hereof. The holder of a Stock Option shall not be entitled to the privileges of stock ownership as to any shares of Common Stock not actually issued to such holder.

         2.2 Purchase Price.

         The purchase price (the "Exercise Price") of shares of Common Stock subject to each Stock Option ("Option Shares") shall equal the fair market value ("Fair Market Value") of such shares on the date of grant of such Stock Option. Notwithstanding the foregoing, the Exercise Price of Option Shares subject to an incentive stock option granted to an Employee who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or Subsidiary shall be at least equal to 110% of the Fair Market Value of such shares on the date of grant of such Stock Option. The Fair Market Value of a share of Common Stock on any date shall be equal to the closing price (or if no closing price is reported, the average of the last bid and asked prices) of the Common Stock for the last preceding day on which MRM's shares were traded, and the method for determining the closing price shall be determined by the Committee.

         2.3 Option Period.

         The Stock Option period (the "Term") shall commence on the date of grant of the Stock Option and shall be ten years or such shorter period as is determined by the Committee. Notwithstanding the foregoing, the Term of an incentive stock option granted to an Employee who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or Subsidiary shall not exceed five years. Each Stock Option shall provide that it is exercisable over its term in such periodic installments as the Committee in its sole discretion may determine. Such provisions need not be uniform. Notwithstanding the foregoing, but subject to the provisions of paragraphs 1.2.2 and 2. 1, Stock Options granted to Employees who are subject to the reporting requirements of Section 16(a) of the Exchange Act ("Section 16 Reporting Persons") shall not be exercisable until at least six months and one day from the date the Stock Option is granted.

         2.4 Exercise of Options.

              2.4.1 Each Stock Option may be exercised in whole or in part (but not as to fractional shares) by delivering it for surrender or endorsement to the Company, attention of the Corporate Secretary, at the principal office of the Company, together with payment of the Exercise Price and an executed Notice and Agreement of Exercise in the form prescribed by paragraph 2.4.2. Payment may


                                                                     Exhibit 6.2
be made (i) in cash, (ii) by cashier's or certified check, (iii) by surrender of previously owned shares of the Company's Common Stock valued pursuant to paragraph 2.2 (if the Committee authorizes payment in stock in its discretion),
(iv) by withholding from the Option Shares which would otherwise be issuable upon the exercise of the Stock Option that number of Option Shares having an aggregate fair market value (determined in the manner prescribed by paragraph 2.2) as of the date of the exercise of the Stock Option equal to the exercise price of the Stock Option, if such withholding is authorized by the Committee in its discretion, or (v) in the discretion of the Committee, by the delivery to the Company of the optionee's promissory note secured by the Option Shares, bearing interest at a rate sufficient to prevent the imputation of interest under Sections 483 or 1274 of the Code, and having such other terms and conditions as may be satisfactory to the Committee.

              2.4.2 Exercise of each Stock Option is conditioned upon the agreement of the Employee to the terms and conditions of this Plan and of such Stock Option as evidenced by the Employee's execution and delivery of a Notice and Agreement of Exercise in a form to be determined by the Committee in its discretion. Such Notice and Agreement of Exercise shall set forth the agreement of the Employee that: (a) no Option Shares will be sold or otherwise distributed in violation of the Securities Act of 1933 (the "Securities Act") or any other applicable federal or state securities laws, (b) each Option Share certificate may be imprinted with legends reflecting any applicable federal and state securities law restrictions and conditions, (c) the Company may comply with said securities law restrictions and issue "stop transfer" instructions to its Transfer Agent and Registrar without liability, (d) if the Employee is a Section 16 Reporting Person, the Employee will furnish to the Company a copy of each Form 4 or Form 5 filed by said Employee and will timely file all reports required under federal securities laws, and (e) the Employee will report all sales of Option Shares to the Company in writing on a form prescribed by the Company.

              2.4.3 No Stock Option shall be exercisable unless and until any applicable registration or qualification requirements of federal and state securities laws, and all other legal requirements, have been fully complied with. The Company will use reasonable efforts to maintain the effectiveness of a Registration Statement under the Securities Act for the issuance of Stock
Options and shares acquired thereunder, but there may be times when no such Registration Statement will be currently effective. The exercise of Stock Options may be temporarily suspended without liability to the Company during times when no such Registration Statement is currently effective, or during times when, in the reasonable opinion of the Committee, such suspension is necessary to preclude violation of any requirements of applicable law or regulatory bodies having jurisdiction over the Company. If any Stock Option would expire for any reason except the end of its term during such a suspension, then if exercise of such Stock Option is duly tendered before its expiration, such Stock Option shall be exercisable and exercised (unless the attempted exercise is withdrawn) as of the first day after the end of such suspension. The Company shall have no obligation to file any Registration Statement covering resales of Option Shares.


                                                                     Exhibit 6.2

         2.5 Continuous Employment.

         Except as provided in paragraph 2.7 below, an Employee may not exercise a Stock Option unless from the date of grant to the date of exercise such Employee remains continuously in the employ of the Company. For purposes of this paragraph 2.5, the period of continuous employment of an Employee with the Company shall be deemed to include (without extending the term of the Stock Option) any period during which such Employee is on leave of absence with the consent of the Company, provided that such leave of absence shall not exceed three months and that such Employee returns to the employ of the Company at the expiration of such leave of absence. If such Employee fails to return to the employ of the Company at the expiration of such leave of absence, such Employee's employment with the Company shall be deemed terminated as of the date such leave of absence commenced. The continuous employment of an Employee with the Company shall also be deemed to include any period during which such Employee is a member of the Armed Forces of the United States, provided that such Employee returns to the employ of the Company within 90 days (or such longer period as may be prescribed by law) from the date such Employee first becomes entitled to discharge. If an Employee does not return to the employ of the Company within 90 days (or such longer period as may be prescribed by law) from the date such Employee first becomes entitled to discharge, such Employee's employment with the Company shall be deemed to have terminated as of the date such Employee's military service ended.

         2.6 Restrictions on Transfer.

         Each Stock Option granted under this Plan shall be transferable only by will or the laws of descent and distribution. No interest of any Employee under the Plan shall be subject to attachment, execution, garnishment, sequestration, the laws of bankruptcy or any other legal or equitable process. Each Stock Option granted under this Plan shall be exercisable during an Employee's lifetime only by such Employee or by such Employee's legal representative.

         2.7 Termination of Employment.

              2.7.1 Upon an Employee's Retirement, Disability or death, (a) all Stock Options to the extent then presently exercisable shall remain in full force and effect and may be exercised pursuant to the provisions thereof, including expiration at the end of the fixed term thereof, and (b) unless otherwise provided by the Committee, all Stock Options to the extent not then presently exercisable by such Employee shall terminate as of the date of such termination of employment and shall not be exercisable thereafter.

              2.7.2 Upon the termination of the employment of an Employee with the Company for any reason other than the reasons set forth in paragraph 2.7.1 hereof, (a) all Stock Options to the extent then presently exercisable by such Employee shall remain exercisable only for a period of 90 days after the date of such termination of employment (except that the 90-day period shall be extended to 12 months if the Employee shall die during such 90-day period), and may be exercised pursuant to the provisions thereof, including expiration at the end of the fixed term thereof, and (b) unless otherwise provided by the Committee, all Stock Options to the extent not then presently exercisable by such Employee shall terminate as of the date of such termination of employment and shall not be exercisable thereafter.


                                                                     Exhibit 6.2

              2.7.3 For purposes of this Plan:

                   (a) "Retirement" shall mean an Employee's retirement from the employ of the Company on or after the date on which such Employee attains the age of sixty-five (65) years; and

                   (b) "Disability" shall mean total and permanent incapacity of an Employee, due to physical impairment or legally established mental incompetence, to perform the usual duties of such Employee's employment with the Company, which disability shall be determined(i) on medical evidence by a licensed physician designated by the Committee, or (ii) on evidence that the Employee has become entitled to receive primary benefits as a disabled employee under the Social Security Act in effect on the date of such disability.

         2.8 Grants of Options to Non-Employee Directors.

         Each member of the Board who is not an Employee (a "Non-Employee Director:), whether or not such member is a member of the Committee, shall automatically be granted non-statutory Stock Options to purchase 10,000 shares of Common Stock on each anniversary of such Non-Employee Director's continuous service on the Board. The term of each such Stock Option granted to a Non-Employee Director shall commence on the date of grant and shall be for ten years thereafter. Each such Stock Option granted to a Non-Employee Director shall first be exercisable six months and one day from the later of the date of grant or the date of shareholder approval of this Plan, and thereafter shall be exercisable at any time until the expiration of its term, whether or not the Non-Employee Director is a member of the Board at the time of exercise or later enters the employ of the Company. Notwithstanding the foregoing or any other provision of this Plan, all unexercised Stock Options held by a Non-Employee Director shall automatically terminate as of the date his or her directorship is terminated, if such directorship is terminated on account of any act of fraud, embezzlement, misappropriation or conversion of assets or opportunities of the Company. Upon termination of such Stock Options, such Non-Employee Director shall forfeit all rights and benefit sunder this Plan. Notwithstanding the provisions of paragraph 4.4, the provisions of this paragraph 2.8 may not be amended more than once every six months, other than to comport with changes in the Code or the regulations thereunder. The Committee shall not grant any Awards to Non-Employee Directors and shall have no discretion as to (a) the selection of Non-Employee Directors to whom Stock Options may be granted, (b) the number of Stock Options granted to any Non-Employee Director, (c) the times at which or the periods within which Stock Options may be granted to, or exercised by, Non-Employee Directors, or (d) except to the limited extent provided in paragraph 2.2, the price at which any Stock Option granted to a Non-Employee Director may be exercised. Except as specifically set forth in this paragraph 2.8, Stock Options granted to Non-Employee Directors will be governed by all of the other terms and provisions of this Plan.

     3. PROVISIONS RELATING TO AWARDS

         3.1 Grant of Awards.

         Subject to the provisions of the Plan, the Committee shall have full and complete authority, in its discretion, but subject to the express provisions of this Plan, to (i) grant Awards pursuant to the Plan, (ii) determine the


                                                                     Exhibit 6.2
number of shares of Common Stock subject to each Award ("Award Shares"), (iii) determine the terms and conditions (which need not be identical) of each Award, including the consideration (if any) to be paid by the Employee for such Common Stock, which may, in the Committee's discretion, consist of the delivery of the Employee's promissory note meeting the requirements of paragraph 2.4.1, (iv) establish and modify performance criteria for Awards, and (v) make all of the determinations necessary or advisable with respect to Awards under the Plan. Each award under the Plan shall consist of a grant of shares of Common Stock subject to a restriction period (after which the restrictions shall lapse), which shall be a period commencing on the date the award is granted and ending on such date as the Committee shall determine (the "Restriction Period"). The Committee may provide for the lapse of restrictions in installments, for acceleration of the lapse of restrictions upon the satisfaction of such performance or other criteria or upon the occurrence of such events as the Committee shall determine, and for the early expiration of the Restriction
Period upon an Employee's death, Disability or Retirement as defined in paragraph 2.7.3, or, following a Change of Control, upon termination of an Employee's employment by the Company without "Cause" or by the Employee for "Good Reason," as those terms are defined herein. For purposes of this Plan:

         "Change of Control" shall be deemed to occur (a) on the date the Company first has actual knowledge that any person (as such term is used in Sections 13 (d) and 14(d) (2) of the Exchange Act) has become the beneficial owner (as defined in Rule 13(d)-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 40% or more of the combined voting power of the Company's then outstanding securities, or (b) on the date the shareholders of the Company approve (i) a merger of the Company with or into any other corporation in which the Company is not the surviving corporation or in which the Company survives as a subsidiary of another corporation, (ii) a consolidation of the Company with any other corporation, or
(iii) the sale or disposition of all or substantially all of the Company's assets or a plan of complete liquidation.

         "Cause," when used with reference to termination of the employment of an Employee by the Company for "Cause," shall mean:

                   (a) the Employee's continuing willful and material breach of his or her duties to the Company after he or she receives a demand from the Chief Executive of the Company specifying the manner in which he or she has willfully and materially breached such duties, other than any such failure resulting from Disability of the Employee or his or her resignation for "Good Reason," as defined herein; or

                   (b) the conviction of the Employee of a felony; or

                   (c) the Employee's commission of fraud in the course of his or her employment with the Company, such as embezzlement or other material and intentional violation of law against the Company; or

                   (d) the Employees gross misconduct causing material harm to the Company.

                   "Good Reason" shall mean any one or more of the following, occurring following or in connection with a Change of Control and within 90 days


                                                                     Exhibit 6.2
prior to the Employee's resignation, unless the Employee shall have consented thereto in writing:

                   (a) the assignment to the Employee of duties inconsistent with his or her executive status prior to the Change of Control or a substantive change in the officer or officers to whom he or she reports from the officer or officers to whom he or she reported immediately prior to the Change of Control; or

                   (b) the elimination or reassignment of a majority of the duties and responsibilities that were assigned to the Employee immediately prior to the Change of Control; or

                   (c) a reduction by the Company in the Employee's annual base salary as in effect immediately prior to the Change of Control; or

                   (d) the Company's requiring the Employee to be based anywhere outside a 35-mile radius from his or her place of employment immediately prior to the Change of Control, except for required travel on the Company's business to an extent substantially consistent with the Employee's business travel obligations immediately prior to the Change of Control, or

                   (e) the failure of the Company to grant the Employee a performance bonus reasonably equivalent to the same percentage of salary the Employee normally received prior to the Change of Control, given comparable performance by the Company and the Employee; or

                   (f) the  failure  of the  Company  to  obtain a  satisfactory
Assumption Agreement (as defined in paragraph 4.12 of the Plan) from a successor, or the failure of such successor to perform such Assumption Agreement.

         3.2 Incentive Agreements.

         Each Award granted under the Plan shall be evidenced by a written agreement (an "Incentive Agreement") in a form approved by the Committee and executed by the Company and the Employee to whom the Award is granted. Each Incentive Agreement shall be subject to the terms, and conditions of the Plan and other such terms and conditions as the Committee may specify.

         3.3 Waiver of Restrictions.

         The Committee may modify or amend any Award under the Plan or waive any restrictions or conditions applicable to such Awards; provided, however, that the Committee may not undertake any such modifications, amendments or waivers if the effect thereof materially increases the benefits to any Employee, or adversely affects the rights of any Employee without his or her consent.

         3.4 Terms and Conditions of Awards.

              3.4.1 Upon receipt of an Award of shares of Common Stock under the Plan, even during the Restriction Period, an Employee shall be the holder of


                                                                     Exhibit 6.2
record of the shares and shall have all the rights of a shareholder with respect to such shares, subject to the terms and conditions of the Plan and the Award.

              3.4.2 Except as otherwise provided in this paragraph 3.4, no shares of Common Stock received pursuant to the Plan shall be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of during the Restriction Period applicable to such shares. Any purported disposition of such Common Stock in violation of this paragraph 3.4.2 shall be null and void.

              3.4.3 If an Employee's employment with the Company terminates prior to the expiration of the Restriction Period for an Award, subject to any provisions of the Award with respect to the Employee's death, Disability or Retirement, or Change of Control, all shares of Common Stock subject to the Award shall be immediately forfeited by the Employee and reacquired by the Company, and the Employee shall have no further rights with respect to the Award. In the discretion of the Committee, an Incentive Agreement may provide that, upon the forfeiture by an Employee of Award Shares, the Company shall repay to the Employee the consideration (if any) which the Employee paid for the Award Shares on the grant of the Award. In the discretion of the Committee, an Incentive Agreement may also provide that such repayment shall include an interest factor on such consideration from the date of the grant of the Award to the date of such repayment.

              3.4.4 The Committee may require under such terms and conditions as it deems appropriate or desirable that (i) the certificates for Common Stock delivered under the Plan are to be held in custody by the Company or a person or institution designated by the Company until the Restriction Period expires, (ii) such certificates shall bear a legend referring to the restrictions on the Common Stock pursuant to the Plan, and (iii) the Employee shall have delivered to the Company a stock power endorsed in blank relating to the Common Stock.

     4. MISCELLANEOUS PROVISIONS

         4.1 Adjustments Upon Change in Capitalization.

              4.1.1 The number and class of shares subject to each outstanding Stock Option, the Exercise Price thereof (but not the total price), the maximum number of Stock Options that may be granted under the Plan, the minimum number of shares as to which a Stock Option may be exercised at any one time, and the number and class of shares subject to each outstanding Award, shall be proportionately adjusted in the event of any increase or decrease in the number of the issued shares of Common Stock which results from a split-up or consolidation of shares, payment of a stock dividend or dividends exceeding a total of 5% for which the record dates occur in any one fiscal year, a recapitalization (other than the conversion of convertible securities according to their terms), a combination of shares or other like capital adjustment, so that (i) upon exercise of the Stock Option, the Employee shall receive the number and class of shares such Employee would have received had such Employee been the holder of the number of shares of Common Stock for which the Stock Option is being exercised upon the date of such change or increase or decrease in the number of issued shares of the Company, and (ii) upon the lapse of restrictions of the Award Shares, the Employee shall receive the number and class of shares such Employee would have received if the restrictions on the Award Shares had lapsed on the date of such change or increase or decrease in the number of issued shares of the Company.


                                                                     Exhibit 6.2

              4.1.2 Upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which MRM is not the surviving corporation or in which MRM survives as a wholly-owned subsidiary of another corporation, or upon a sale of all or substantially all of the property of the Company to another corporation, or any dividend or distribution to shareholders of more than 10% of the Company's assets, adequate adjustment or other provisions shall be made by the Company or other party to such transaction so that there shall remain and/or be substituted for the Option Shares and Award Shares provided for herein, the shares, securities or assets which would have been issuable or payable in respect of or in exchange for such Option Shares and Award Shares then remaining, as if the Employee had been the owner of such shares as of the applicable date. Any securities so substituted shall be subject to similar successive adjustments.

         4.2 Withholding Taxes.

         The Company shall have the right at the time of exercise of any Stock Option, the grant of an Award, or the lapse of restrictions on Award Shares, to make adequate provision for any federal, state, local or foreign taxes which it believes are or may be required by law to be withheld with respect to such exercise ("Tax Liability"), to ensure the payment of any such Tax Liability. The Company may provide for the payment of any Tax Liability by any of the following means or a combination of such means, as determined by the Committee in its sole and absolute discretion in the particular case: (i) by requiring the Employee to tender a cash payment to the Company, (ii) by withholding from the Employee's salary, (iii) by withholding from the Option Shares which would otherwise be issuable upon exercise of the Stock Option, or from the Award Shares on their grant or date of lapse of restrictions, that number of Option Shares or Award Shares having an aggregate fair market value (determined in the manner prescribed by paragraph 2.2) as of the date the withholding tax obligation arises in an amount which is equal to the Employee's Tax Liability or (iv) by any other method deemed appropriate by the Committee. Satisfaction of the Tax Liability of a Section 16 Reporting Person may be made by the method of payment specified in clause (iii) above only if the following two conditions are satisfied:

                   (a) the withholding of Option Shares or Award Shares and the exercise of the related Stock Option occur at least six months and one day following the date of grant of such Stock Option or Award; and

                   (b) the withholding of Option Shares or Award Shares is made either (i) pursuant to an irrevocable election ("Withholding Election") made by such Employee at least six months in advance of the withholding of Options Shares or Award Shares, or (ii) on a day within a ten-day "window period" beginning on the third business day following the date of release of the Company's quarterly or annual summary statement of sales and earnings.

Anything herein to the contrary notwithstanding, a Withholding Election may be disapproved by the Committee at any time.

         4.3 Relationship to Other Employee Benefit Plans.

         Stock Options and Awards granted hereunder shall not be deemed to be salary or other compensation to any Employee for purposes of any pension,


                                                                     Exhibit 6.2
thrift, profit-sharing, stock purchase or any other employee benefit plan now maintained or hereafter adopted by the Company.

         4.4 Amendments and Termination.

         The Board of Directors may at any time suspend, amend or terminate this Plan. No amendment, except as provided in paragraph 2.8, or modification of this Plan may be adopted, except subject to stockholder approval, which would: (a) materially increase the benefits accruing to Employees under this Plan, (b) materially increase the number of securities which may be issued under this Plan (except for adjustments pursuant to paragraph 4.1 hereof), or (c) materially modify the requirements as to eligibility for participation in the Plan.

         4.5 Successors in Interest.

         The provisions of this Plan and the actions of the Committee shall be binding upon all heirs, successors and assigns of the Company and of Employees.

         4.6 Other Documents.

         All documents prepared, executed or delivered in connection with this Plan (including, without limitation, Option Agreements and Incentive Agreements) shall be, in substance and form, as established and modified by the Committee; provided, however, that all such documents shall be subject in every respect to the provisions of this Plan, and in the event of any conflict between the terms of any such document and this Plan, the provisions of this Plan shall prevail.

         4.7 No Obligation to Continue Employment.

         This Plan and grants hereunder shall not impose any obligation on the Company to continue to employ any Employee. Moreover, no provision of this Plan or any document executed or delivered pursuant to this Plan shall be deemed modified in any way by any employment contract between an Employee (or other employee) and the Company.

         4.8 Misconduct of an Employee.

         Notwithstanding any other provision of this Plan, if an Employee commits fraud or dishonesty toward the Company or wrongfully uses or discloses any trade secret, confidential data or other information proprietary to the Company, or intentionally takes any other action materially inimical to the best interests of the Company, as determined by the Committee, in its sole and absolute discretion, such Employee shall forfeit all rights and benefits under this Plan.

         4.9 Term of Plan.

         This Plan was adopted by the Board effective September 11, 1996. No Stock Options or Awards may be granted under this Plan after September 11, 2006.

         4.10 Governing Law.

         This Plan shall be construed in accordance with, and governed by, the laws of the State of California.


                                                                     Exhibit 6.2

         4.11 Shareholder Approval.

         No Stock Option shall be exercisable, or Award granted, unless and until the Shareholders of the Company have approved this Plan and all other legal requirements have been fully complied with.

         4.12 Assumption Agreements.

         The Company will require each successor, (direct or indirect, whether by purchase, merger, consolidation or otherwise), to all or substantially all of the business or assets of the Company, prior to the consummation of each such transaction, to assume and agree to perform the terms and provisions remaining to be performed by the Company under each Incentive Agreement and Stock Option and to preserve the benefits to the Employees thereunder. Such assumption and agreement shall be set forth in a written agreement in form and substance satisfactory to the Committee (an "Assumption Agreement"), and shall include such adjustments, if any, in the application of the provisions of the Incentive Agreements and Stock Options and such additional provisions, if any, as the Committee shall require and approve, in order to preserve such benefits to the Employees. Without limiting the generality of the foregoing, the Committee may require an Assumption Agreement to include satisfactory undertakings by a successor:

                   (a) to provide liquidity to the Employees at the end of the Restriction Period applicable to Common Stock awarded to them under the Plan, or on the exercise of Stock Options;

                   (b) if the succession occurs before the expiration of any period specified in the Incentive Agreements for satisfaction of performance criteria applicable to the Common Stock awarded thereunder, to refrain from interfering with the Company's ability to satisfy such performance criteria or to agree to modify such performance criteria and/or waive any criteria that cannot be satisfied as a result of the succession;

                   (c) to require any future successor to enter into an Assumption Agreement; and

                   (d) to take or refrain from taking such other actions as the Committee may require and approve, in its discretion.

                   The Committee referred to in this paragraph 4.12 is the Committee appointed by a Board of Directors in office prior to the succession then under consideration.


                                                                     Exhibit 6.2

         4.13 Compliance With Rule 16B-3.

         Transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3. To the extent that any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

           IN WITNESS WHEREOF, this Plan has been executed effective as of the 11 day of September ,1996.

                                            MEDICAL RESOURCES MANAGEMENT, INC.


                                         BY: /S/ Allen Bonnifield
                                            --------------------
                                            Allen H. Bonnifield
                                            President












                                                                     Exhibit 6.2

                                                                     Exhibit 6.3

  Merrill Lynch                                                    No.9503551501

                        TERM LOAN AND SECURITY AGREEMENT

  Term Loan and Security Agreement ("Loan Agreement") dated as of March 28, 1995, between PHYSIOLOGIC REPS D/B/A P.R.I., a corporation organized and existing under the laws of the State of California having its principal office at 932 Grand Central, Glendale, CA 91201 ("Customer"), and MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC., a corporation organized and existing under the laws of the State of Delaware having its principal office at 33 West Monroe Street, Chicago, IL 60603 ("MLBFS").

  In consideration of the mutual covenants of the parties hereto, Customer and MLBFS hereby agree as follows:

  1.     DEFINITIONS

  (a)  Specific  Terms.  In addition  to terms  defined  elsewhere  in this Loan
  Agreement, when used herein the following terms shall have the following meanings:

  (i) "Account Debtor" shall mean any party who is or may become obligated with respect to an Account or Chattel Paper.

  (ii) "Additional Agreements" shall mean all agreements, instruments, documents and opinions other than this Loan Agreement which are contemplated hereby or otherwise reasonably required by MLBFS, and relate to this Loan Agreement or evidence the creation, guaranty or collateralization of any of the Obligations or the granting or perfection of security interests upon the Collateral or any other collateral for the Obligations, and shall include, without limitation, the Note.

  (iii) "Business Day" shall mean any day other than a Saturday, Sunday, federal holiday or other day on which the New York Stock Exchange is regularly closed.

  (iv) "Closing Date" shall mean the date upon which all conditions precedent to MLBFS' obligation to make the first advance on account of the Loan shall have been met to the satisfaction of MLBFS.

  (v) "Collateral" shall mean all Accounts, Chattel Paper, Contract Rights, Inventory, Equipment (including, without limitation the specified equipment of Customer more fully described on Exhibit "A" attached hereto and made a part hereof), Fixtures, General Intangibles, Deposit Accounts, Documents and Instruments of Customer, howsoever arising, whether now owned or existing or hereafter acquired or arising, and wherever located; together with all parts thereof (including spare parts), all accessories and accessions thereto, all books and records (including computer records) directly related thereto, all proceeds thereof (including without limitation, proceeds in the form of Accounts and insurance proceeds), and the additional collateral described in
  Section 8 (b) hereof.

  (vi) "Commitment Expiration Date" shall mean April 30, 1995.


                                                                     Exhibit 6.3

  (vii) "Commitment Fee" shall mean a fee of $5,000.00 due to MLBFS in connection with this Loan Agreement.

  (viii) "Conversion Date" shall mean the first to occur of the first day of the calendar month immediately following the date of funding the final advance on account of the Loan permitted under the terms hereof, or May 1. 1996.

  (ix) "General Funding Conditions' shall mean each of the following conditions to each loan or advance by MLBFS hereunder: (A) no Event of Default, or event which with the giving of notice, passage of time, or both, would constitute an Event of Default, shall have occurred and be continuing or would result from the making of any such loan or advance hereunder by MLBFS; (B) there shall not have occurred any material adverse change in the business or financial condition of Customer or any Guarantor, (C) all representations and warranties of Customer or any Guarantor herein or in any Additional Agreements shall then be true and correct in all material respects; (D) no other event shall then have occurred and be continuing which shall have reasonably caused MLBFS to in good faith believe that the prospect of payment or performance by Customer or any Guarantor has been materially impaired; (E) MLBFS shall have received this Loan Agreement and all Additional Agreements, duly executed and filed or recorded where applicable, all of which shall be in form and substance reasonably satisfactory to MLBFS; (F) the Commitment Fee shall have been paid in full; (G) MLBFS shall have received evidence reasonably satisfactory to it as to the ownership of the Collateral and the perfection and priority of MLBFS' liens and security interests thereon, as well as the ownership of and the perfection and priority of MLBFS' liens and security interests on any other collateral for the Obligations furnished pursuant to any of the Additional Agreements; (H) MLBFS shall have received evidence reasonably satisfactory to it of the insurance required hereby or by any of the Additional Agreements; and (I) any additional conditions specified in an Approval Letter or Commitment Letter executed by MLBFS with respect to the transactions contemplated hereby shall have been met to the reasonable satisfaction of MLBFS.

  (x) "Guarantor" shall mean a person or entity who has either guaranteed or provided collateral for any or all of the Obligations.

  (xi) "Loan" shall mean a multi-advance term installment loan of four-years from the Conversion Date in an amount equal to the lesser of. (A) 100% of the amount required by Customer to satisfy or fulfill the Loan Purpose, (B) the aggregate amount requested by Customer to be advanced by MLBFS on account of the Loan Purpose on or prior to the Conversion Date, or (C) $1,000,000.00.

  (xii) "Loan Purpose" shall mean the purpose for which the proceeds of the Loan will be used; to wit: to refinance existing bank debt at both Bank of Stockton and Wells Fargo Bank and to finance the acquisition of specified surgical laser medical equipment.

  (xiii) "Location of Tangible Collateral" shall mean the address of Customer set forth at the beginning of this Loan Agreement, together with any other address or addresses set forth on an exhibit hereto as being a Location of Tangible Collateral.


                                                                     Exhibit 6.3

  (xiv) "Obligations" shall mean all liabilities, indebtedness and obligations of Customer to MLBFS, howsoever created, arising or evidenced, whether now existing or hereafter arising, whether direct or indirect, absolute or contingent, due or to become due, primary or secondary or joint or several, and, without limiting the foregoing, shall include all present and future liabilities, indebtedness and obligations of Customer under the Note and this Loan Agreement.

  (xv) "Permitted Liens" shall mean (A) liens for current taxes not delinquent, other liens arising in the ordinary course of business for sums not due, and, if MLBFS' rights to and interest in the Collateral are not materially and adversely affected thereby, any such liens for taxes or other sums arising in the ordinary course of business being contested in good faith by appropriate proceedings; (B) liens in favor of MLBFS; (C) liens which will be discharged with the proceeds of the initial WCMA Loan; (D) existing liens upon and leases of Equipment and Fixtures, if any, together with any future purchase money liens upon and leases of Equipment and Fixtures; and (E) any other liens expressly permitted in writing by MLBFS.

  (b) Other Terms. Except as otherwise defined herein, all terms used in this Loan Agreement which are defined in the Uniform Commercial Code of Illinois ("UCC")shall have the meanings set forth in the UCC.



  2. THE LOAN

  (a) Commitment. Subject to the terms and conditions hereof, MLBFS hereby agrees to make the Loan to Customer for the Loan Purpose, and Customer agrees to borrow all amounts borrowed to satisfy the Loan Purpose from MLBFS. The Loan shall be funded in up to five separate advances as requested by Customer prior to the Conversion Date; provided, however. that Customer shall not request funding of, and MLBFS shall not be obligated to fund, any advances on account of the Loan in an amount less than $200,000.00. Unless otherwise hereafter agreed by MLBFS, each such advance shall either be funded directly to the applicable third party or parties on account of the Loan Purpose or to reimburse Customer for amounts directly expended by it; all as directed by Customer in an Advance Certificate to be executed and delivered to MLBFS prior to the funding date of each advance.

  (b) Note. The Loan will be evidenced by and repayable in accordance with that certain Collateral Installment Note made by Customer payable to the order of MLBFS and issued pursuant to this Loan Agreement (the "Note").
  The Note is hereby incorporated as a part hereof as if fully set forth herein.

  (c) Conditions of MLBFS' Obligation. The Closing Date and MLBFS' obligation to make each advance on account of the Loan prior to the Conversion Date are subject to the prior fulfillment of each of the following conditions: (i) MLBFS shall have received a written request from Customer that an advance on account of the Loan be funded in accordance with the terms hereof, together with a written direction from Customer as to the method of payment and payee(s) of the proceeds of the Loan, which request and direction shall have been received by MLBFS not less than two Business Days prior to any requested


                                                                     Exhibit 6.3
  funding date; (ii) MLBFS shall have received a copy of invoices, bills of sale, payoff letters or other applicable evidence reasonably satisfactory to it that the proceeds of such advance will be applied on account of the Loan Purpose; (iii) the Commitment Expiration Date shall not then have occurred;
  and (iv) each of the General Funding Conditions ;shall have been met or satisfied to the reasonable satisfaction of MLBFS.

  (d) Use of Loan Proceeds. The proceeds of the Loan shall be used by Customer solely for the Loan Purpose, or, with the prior written consent of MLBFS, for other lawful business purposes of Customer not prohibited hereby. In no event shall the proceeds of the Loan be used for personal, family or household purposes of any person whatsoever, or to purchase, carry or trade in securities or repay debt incurred to purchase, carry or trade in securities.

  e) Commitment Fee. In consideration of the agreement by MLBFS to extend the Loan to Customer in accordance with and subject to the terms hereof, Customer has paid or shall, on or before the Closing Date pay, the Commitment Fee to MLBFS.

  3. REPRESENTATIONS AND WARRANTIES

  Customer represents and warrants to MLBFS that:

  (a) Due Organization, etc. Customer is a corporation, duly organized, validly existing and in good standing under the laws of the State of California.

  (b) Execution, Delivery and Performance. The execution, delivery and performance by Customer of this. Loan Agreement and by Customer and each Guarantor of such of the Additional Agreements to which it is a party: (1) have been duly authorized by all requisite action, (ii) do not and will not violate or conflict with any law or other governmental requirement, or any of the agreements, instruments or documents which formed or govern Customer or any such Guarantor, and (iii) do not and will not breach or violate any of the provisions of, and will not result in a default by Customer or any such Guarantor under, any other agreement, instrument or document to which it is a party or by which it is bound.

  (c) Notices and Approvals. Except as may have been given or obtained, no notice to or consent or ;approval of any governmental body or authority or other third party whatsoever (including, without limitation, any other creditor) is required in connection with the execution, delivery or performance by Customer or any Guarantor of such of this Loan Agreement, the Note and the other Additional Agreements to which it is a party.

  (d) Enforceability. This Loan Agreement, the Note and such of the other Additional Agreements to which it is a party are the legal, valid and binding obligations of Customer and each Guarantor, enforceable against it or them, as the case may be, in accordance with their respective terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally or by general principles of equity.

  (e) Collateral. Subject to any Permitted Liens: (i) Customer has good and marketable title to the Collateral, (ii) none of the Collateral is subject to any lien, encumbrance or security interest other than the liens and security


                                                                     Exhibit 6.3
  interests of MLBFS, and (iii) upon the filing of all Uniform Commercial Code financing statements executed by Customer with respect to the Collateral in the appropriate jurisdiction(s) and/or the completion of any other action required by applicable law to perfect its liens and security interests, MLBFS will have valid and perfected first liens and security interests upon all of the Collateral.

  (f) Financial Statements. Except as expressly set forth in Customer's financial statements, all financial statements of Customer furnished to MLBFS have been prepared in conformity with generally accepted accounting principles, consistently applied, are true and correct, and fairly present the financial condition of it as at such dates and the results of its operations for the periods then ended; and since the most recent date covered by such financial statements, there has been no material adverse change in any such financial condition or operation. All financial statements furnished to MLBFS of any Guarantor are true and correct and fairly represent such Guarantor's financial condition as of the date of such financial statements, and since the most recent date of such financial statements, there has been no material adverse change in such financial condition.

  (g) Litigation. No litigation, arbitration, administrative or governmental proceedings are pending or threatened against Customer or any Guarantor, which would, if adversely determined, materially and adversely affect the financial condition of Customer or any such Guarantor or the continued operations of Customer.

  (h) Tax Returns. All federal, state and local tax returns, reports and statements required to be filed by Customer and each Guarantor have been filed with the appropriate governmental agencies and all taxes due and payable by Customer and each Guarantor have been timely paid (except to the extent that any such failure to file or pay will not materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer).

  (i) Collateral Location. All of the tangible Collateral is located at a Location of Tangible Collateral. Each of the foregoing representations and warranties are continuing and shall be deemed remade by Customer on the Closing Date, on the date of funding of each additional advance on account of the Loan, and again on the Conversion Date.

  4. FINANCIAL AND OTHER INFORMATION

  Customer shall furnish or cause to be furnished to MLBFS during the term of this Loan Agreement all of the following:

  (a) Annual Financial Statements. Within 120 days after the close of each fiscal year of Customer, Customer shall furnish or cause to be furnished to
  MLBFS: (i) a copy of the annual reviewed financial statements of Customer consisting of at least a balance sheet as at the close of such fiscal year and related statements of income, retained earnings and cash flows, reviewed by


                                                                     Exhibit 6.3
  its current independent accountants or other independent accountants reasonably acceptable to MLBFS and certified by its chief financial officer, and (ii) the balance sheet of Allen H. Bonnifield, Jr. as of said fiscal year-end, certified by him.

  (b) Interim Financial Statements. Within 45 days after the close of each fiscal quarter of Customer, Customer shall furnish or cause to be furnished to
  MLBFS: (i) a statement of profit and loss for the fiscal quarter then ended, and (ii) a balance sheet as at the close of such fiscal quarter; all in reasonable detail and certified by its chief financial officer.

  (c) Aging of Accounts. Within 45 days after the close of each fiscal quarter of , Customer shall furnish or cause to be furnished to MLBFS an aging of its Accounts and any Chattel Paper, certified by its chief financial officer.

  (d) Other Information. Customer shall furnish or cause to be furnished to MLBFS such other information as MLBFS may from time to time reasonably request relating to Customer, any Guarantor or the Collateral.

  Customer acknowledges that the failure to provide any such information within the time required will constitute a material breach by Customer of this Loan Agreement.

  5. OTHER COVENANTS

  Customer further agrees during the term of this Loan Agreement that:

  (a) Financial Records; Inspection. Customer will: (i) maintain complete and accurate books and records, and maintain all of its financial records in a manner consistent with the financial statements heretofore furnished to MLBFS, or prepared on such other basis as may be approved in writing by MLBFS; and
  (ii) permit MLBFS, upon reasonable notice, and at reasonable times, to inspect its properties (both real or personal), operations, books and records.

  (b) Taxes. Customer and each Guarantor will pay when due all taxes, assessments and other governmental charges, howsoever designated, and all other liabilities and obligations, except to the extent that any such failure to pay will not materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor or the continued operations of Customer.

  (c) Compliance With Laws and Agreements. Neither Customer nor any Guarantor will violate any law, regulation or other governmental requirement, any judgment or order of any court or governmental agency or authority, or any agreement, instrument or document to which it is a party or by which it is bound if any such violation will materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer.

  (d) Continuity. Except upon the prior written consent of MLBFS, which consent will not be unreasonably withheld: (i) Customer will not be a party to any merger or consolidation with, or purchase or otherwise acquire all or substantially all of the assets or stock of, or any material partnership or joint venture interest in, any person or entity, or sell, transfer or lease


                                                                     Exhibit 6.3
  all or any substantial part of its assets if any such action causes a material change in its control or principal business, or a material adverse change in its financial condition or operations; (ii) Customer will preserve its existence and good standing in the jurisdictions of establishment and operation, and will not operate in any material business other than a business substantially the same as its business as of the date of application by
  Customer for credit from MLBFS; and (iii) Customer will not cause or permit any material change in its controlling ownership, controlling senior management or, except upon not less than 30 days prior written notice to MLBFS, its name or principal place of business.

  (e) Loans and Transfers. Customer shall not without the prior written consent of MLBFS directly or indirectly lend any moneys to, or transfer any assets or property to either Ladd's Stockton Marina, Inc., or any other person or entity (other than arms length transfers for fair consideration in the ordinary course of business).

  B.  COLLATERAL

  (a) Pledge of Collateral. To secure payment and performance of the Obligations, Customer hereby pledges, assigns, transfers and sets over to MLBFS, and grants to MLBFS first liens and security interests in and upon all of the Collateral, subject only to Permitted Liens.

  (b) Liens. Customer shall not create or permit to exist any lien, encumbrance or security interest upon or with respect to any Collateral now owned or hereafter acquired, except for any Permitted Liens. Customer shall further perform any and all acts reasonably requested by MLBFS to establish, perfect, maintain and continue MLBFS' security interests and liens upon the Collateral, including, but not limited to: (i) executing financing statements and any and all other instruments and documents when and as reasonably requested by MLBFS, and (ii) if in the reasonable judgment of MLBFS it is required by local law, causing the owners and/or mortgagees of the real property on which any Collateral may be located to execute and deliver to MLBFS waivers or subordinations reasonably satisfactory to MLBFS with respect to any rights in such Collateral.

  (c) Performance of Obligations. Customer shall perform all of its obligations owing on account of or with respect to the Collateral; it being understood that nothing herein, and no action or inaction by MLBFS, under this Loan Agreement or otherwise, shall be deemed an assumption by MLBFS of any of Customer's said obligations.

  (d) Sales and Collections. So long as no Event of Default shall have occurred and is continuing, Customer may in the ordinary course of its business: (i) sell any Inventory normally held by Customer for sale, (ii) use or consume any materials and supplies normally held by Customer for use or consumption, and
  (iii) collect all of its Accounts. Customer shall take such action with respect to protection of its Inventory and the other Collateral and the collection of its Accounts as MLBFS may from time to time reasonably request.

  (e) Account Schedules. Upon the request of MLBFS, made now or at any reasonable time or times hereafter, Customer shall deliver to MLBFS, in addition to the other information required hereunder, a schedule identifying,


                                                                     Exhibit 6.3
  for each Account and all Chattel Paper subject to MLBFS' security interests hereunder, each Account Debtor by name and address and amount, invoice or contract number and date of each invoice or contract. Customer shall furnish to MLBFS such additional information with respect to the Collateral, and amounts received by Customer as proceeds of any of the Collateral, as MLBFS may from time to time reasonably request.

  (f) Alterations and Maintenance. Except upon the prior written consent of MLBFS, Customer shall not make or permit any material alterations to any tangible Collateral which might materially reduce or impair its market value or utility. Customer shall at all times keep the tangible Collateral in good condition and repair and shall pay or cause to be paid all obligations arising from the repair and maintenance of such Collateral, as well as all obligations with respect to the premises where any Collateral is or may be located, except for any such obligations being contested by Customer in good faith by appropriate proceedings.

  (g) Location. Except for movements required in the ordinary course of Customer's business, Customer shall give MLBFS 30 days' prior written notice of the placing at or movement of any tangible Collateral to any location other than a Location of Tangible Collateral. In no event shall Customer cause or permit any material tangible Collateral to be removed from the United States without the express prior written consent of MLBFS.

  (h) Insurance. Customer shall insure all of the tangible Collateral under a policy or policies of physical damage insurance providing that losses will be payable to MLBFS as its interests may appear pursuant to a Lender's Loss Payable Endorsement and containing such other provisions as may be reasonably required by MLBFS. Customer shall further provide and maintain a policy or policies of comprehensive public liability insurance naming MLBFS as an additional party insured. Customer shall maintain such other insurance as may be required by law or is customarily maintained by companies in a similar business or otherwise reasonably required by MLBFS. All such insurance shall provide that MLBFS will receive not less than 10 days prior written notice of any cancellation, and shall otherwise be in form and amount and with an insurer or insurers reasonably acceptable to MLBFS. Customer shall furnish MLBFS with a copy or certificate of each such policy or policies and, prior to any expiration or cancellation, each renewal or replacement thereof.

  (i) Event of Loss. Customer shall at its expense promptly repair all repairable damage to any tangible Collateral. In the event that any tangible Collateral is damaged beyond repair, lost, totally destroyed or confiscated (an "Event of Loss") and such Collateral had a value prior to such Event of Loss of $25,000.00 or, more, then, on or before the first to occur of (i) 90 days after the occurrence of such Event of Loss, or (ii) 10 Business Days after the date on which either Customer or MLBFS shall receive any proceeds of insurance on account of such Event of Loss, or any underwriter of insurance on such Collateral shall advise either Customer or MLBFS that it disclaims liability in respect of such Event of Loss, Customer shall, at customer's option, either replace the Collateral subject to such Event of Loss with comparable Collateral free of all liens other than Permitted Liens (in which event Customer shall be entitled to utilize the proceeds of insurance on account of such Event of Loss for such purpose, and may retain any excess proceeds of such insurance), or prepay the Loan by an amount equal to the


                                                                     Exhibit 6.3
  actual cash value of such Collateral as determined by either the insurance company's payment (plus any applicable deductible) or, in absence of insurance company payment, as reasonably determined by MLBFS. Notwithstanding the foregoing, if at the time of occurrence of such Event of Loss or any time thereafter prior to replacement or prepayment, as aforesaid, an Event of Default shall occur hereunder, then MLBFS may at its sole option, exercisable at any time while such Event of Default shall be continuing, require Customer to either replace such Collateral or make a prepayment on account of the Loan, as aforesaid. Any partial prepayment of the Loans shall be applied to installments due in inverse order of maturity.

  (j) Notice of Certain Events. Customer shall give MLBFS immediate notice of any attachment, lien, judicial process, encumbrance or claim affecting or involving $25,000.00 or more of the Collateral.

  (k) Indemnification. Customer shall indemnify, defend and save MLBPS harmless from and against any and all claims, liabilities, losses, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) of any nature whatsoever which may be asserted against or incurred by MLBFS arising out of or in any manner occasioned by (i) the ownership, collection, possession, use or operation of any collateral, or (ii) any failure by Customer to perform any of its obligations hereunder; excluding, however, from said indemnity any such claims, liabilities, etc. arising directly out of the willful wrongful act or active gross negligence of MLBFS. This indemnity shall survive the expiration or termination of this Loan Agreement as to all matters arising or accruing prior to such expiration or termination.

  7. EVENTS OF DEFAULT

  The occurrence of any of the following events shall constitute an "Event of Default" under this Loan Agreement:

  (a) Failure to Pay. Customer shall fail to pay when due any amount owing by Customer to MLBFS under the Note or this Loan Agreement, and such failure shall continue for more than 5 Business Days after written notice thereof shall have been given by MLBFS to Customer.

  (b) Failure to Perform. Customer or any Guarantor shall default in the performance or observance of any covenant or agreement on its part to be performed or observed under this Loan Agreement, the Note or any of the other Additional Agreements (not constituting an Event of Default under any other clause of this Section), and such default shall continue unremedied for 10 Business Days after written notice thereof shall have been given by MLBFS to Customer.

  (c) Breach of Warranty. Any representation or warranty made by Customer or any Guarantor contained in this Loan Agreement, the Note or any of the other Additional Agreements shall at any time prove to have been incorrect in any material respect when made.

  (d) Default Under Other Agreement. A default or Event of Default by Customer or any Guarantor shall occur under the terms of any other agreement,


                                                                     Exhibit 6.3
  instrument or document with or intended for the benefit of MLBFS, MLPF&S or any of their affiliates, and any required notice shall have been given and required passage of time shall have elapsed.

  (e) Bankruptcy, Etc. A proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt or receivership law or statute shall be filed by Customer or any Guarantor, or any such proceeding shall be filed against Customer or any Guarantor and shall not be dismissed or withdrawn within 60 days after filing, or Customer or any Guarantor shall make an assignment for the benefit of creditors, or Customer or any Guarantor shall become insolvent or generally fail to pay, or admit in writing its inability to pay, its debts as they become due.

  (f) Material Impairment. Any event shall occur which shall reasonably cause MLBFS to in good faith believe that the prospect of payment or performance by Customer or any Guarantor has been materially impaired.

  (g) Acceleration of Debt to Other Creditors. Any event shall occur which results in the acceleration of the maturity of any indebtedness of $100,000.00 or more of Customer or any Guarantor to another creditor under any indenture, agreement, undertaking, or otherwise.

  (h) Seizure or Abuse of Collateral. The Collateral, or any material part thereof, shall be or become subject to any material abuse or misuse, or any levy, attachment, seizure or confiscation which is not released within 10 Business Days.

  8. REMEDIES

  (a) Remedies Upon Default. Upon the occurrence and during the continuance of any Event of Default, MLBFS may at its sole option do any one or more or all of the following, at such time and in such order as MLBFS may in its sole discretion choose:

  (i) Termination. MLBFS may without notice terminate its obligation to make further advances on account of the Loan (if any portion of the Loan has not then been funded), or otherwise extend any credit to or for the benefit of Customer, and upon any such termination MLBFS shall be relieved of all such obligations.

  (ii) Acceleration. MLBFS may declare the principal of and interest and any premium on the Note, and all other Obligations to be forthwith due and payable, whereupon all such amounts shall be immediately due and payable, without presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate or other notice or formality of any kind, all of which are hereby expressly waived.

  (iii) Exercise Rights of Secured Party. MLBFS may exercise any or all of the remedies of a secured party under applicable law, including, but not limited to, the UCC, and any or all of its other rights and remedies under this Loan Agreement and the Additional Agreements.

  (iv) Possession. MLBFS may require Customer to make the Collateral and the records pertaining to the Collateral available to MLBFS at a place designated


                                                                     Exhibit 6.3
  by MLBFS which is reasonably convenient, or may take possession of the Collateral and the records pertaining to the Collateral without the use of any judicial process and without any prior notice to Customer.

  (v) Sale. MLBFS may sell any or all of the Collateral at public or private sale upon such terms and conditions as MLBFS may reasonably deem proper. MLBFS may purchase any Collateral at any such public sale. The net proceeds of any such public or private sale and all other amounts actually collected or received by MLBFS pursuant hereto, after deducting all costs and expenses incurred at any time in the collection of the Obligations and in the protection, collection and sale of the Collateral, will be applied to the payment of the Obligations, with any remaining proceeds paid to Customer or whoever else may be entitled thereto, and with Customer and the Guarantors remaining jointly and severally liable for any amount remaining unpaid after such application.

  (vi) Delivery of Cash, Checks, Etc. MLBFS may require Customer to forthwith upon receipt, transmit and deliver to MLBFS in the form received, all cash, checks, drafts and other instruments for the payment of money (properly endorsed, where required, so that such items may be collected by MLBFS) which may be received by Customer at any time in full or partial payment of any Collateral, and require that Customer not commingle any such items which may be so received by Customer with any other of its funds or property but instead hold them separate and apart and in trust for MLBFS until delivery is made to MLBFS.

  (vii) Notification of Account Debtors. MLBFS may notify any Account Debtor that its Account or Chattel Paper has been assigned to MLBFS and direct such Account Debtor to make payment directly to MLBFS of all amounts due or becoming due with respect to such Account or Chattel Paper, and MLBFS may enforce payment and collect, by legal proceedings or otherwise, such Account or Chattel Paper.

  (viii) Control of Collateral. MLBFS may otherwise take control in any lawful manner of any cash or non-cash items of payment or proceeds of Collateral and of any rejected, returned, stopped in transit or repossessed goods included in the Collateral and endorse Customer's name on any item of payment on or proceeds of the Collateral.

  (b) Set-Off. MLBFS shall have the further right upon the occurrence and during the continuance of an Event of Default to set-off, appropriate and apply toward payment of any of the Obligations, in such order of application as MLBFS may from time to time and at any time elect, any cash, credit, deposits, accounts, securities and any other property of Customer which is in transit to or in the possession, custody or control of MLBFS, MLPF&S or any agent, bailee, or affiliate of MLBFS or MLPF&S, including, without limitation, the WCMA Account and any Money Accounts, and all cash and securities therein or controlled thereby, and all proceeds thereof. Customer hereby collaterally assigns and grants to MLBFS a security interest in all such property as additional Collateral.

  (c) Remedies are Severable and Cumulative. All rights and remedies of MLBFS herein are severable and cumulative and in addition to all other rights and remedies available in the Note, the other Additional Agreements, at law or in equity, and any one or more of such rights and remedies may be exercised simultaneously or successively.

                                                                     Exhibit 6.3

  (d) Notices. To the fullest extent permitted by applicable law, Customer hereby irrevocably waives and releases MLBFS of and from any and all liabilities and penalties for failure of MLBFS to comply with any statutory or other requirement imposed upon MLBFS relating to notices of sale, holding of sale or reporting of any sale, and Customer waives all rights of redemption from any such sale. Any notices required under applicable law shall be reasonably and properly given to Customer if given by any of the methods provided herein at least 5 Business Days prior to taking action. MLBFS shall have the right to postpone or adjourn any sale or other disposition of Collateral at any time without giving notice of any such postponed or adjourned date. In the event MLBFS seeks to take possession of any or all of the Collateral by court process, Customer further irrevocably waives to the fullest extent permitted by law any bonds and any surety or security relating thereto required by any statute, court rule or otherwise as an incident to such -possession, and any demand for possession prior to the commencement of any suit or action.

  9.     MISCELLANEOUS

  (a) Non-Waiver. No failure or delay on the part of MLBFS in exercising any right, power or remedy pursuant to this Loan Agreement, the Note or any of the other Additional Agreements shall operate as a waiver thereof, and no single or partial exercise of any such right, power or remedy shall preclude any other or further exercise thereof, or the exercise of any other right, power or remedy. Neither any amendment, modification, supplement, termination or waiver of any provision of this Loan Agreement, the Note, or any of the other Additional Agreements, nor any consent to any departure by Customer therefrom, shall be effective unless the same shall be in writing and signed by MLBFS. Any waiver of any provision of this Loan Agreement, the Note or any of the other Additional Agreements and any consent to any departure by Customer from the terms of this Loan Agreement, the Note or any of the other Additional Agreements shall be effective only in the specific instance and for the specific purpose for which given. Except as otherwise expressly provided herein, no notice to or demand on Customer shall in any case entitle Customer to any other or further notice or demand in similar or other circumstances.

  (b) Disclosure. Customer and each Guarantor hereby irrevocably authorizes MLBFS and each of its affiliates, including without limitation MLPF&S, to at any time (whether or not an Event of Default shall have occurred) obtain from and disclose to each other any and all financial and other information about Customer or any Guarantor.

  (c) Communications. All notices and other communications required or permitted hereunder shall be in writing, and shall be either delivered personally, mailed by postage prepaid certified mail or sent by express overnight courier or by facsimile. Such notices and communications shall be deemed to be given on the date of personal delivery, facsimile-transmission or actual delivery of certified mail, or one Business Day after delivery to an express overnight courier. Unless otherwise specified in a notice sent or delivered in accordance with the terms hereof, notices and other communications in writing shall be given to the parties hereto at their respective addresses set forth at the beginning of this Loan Agreement, or, in the case of facsimile transmission, to the parties at their respective regular facsimile telephone number.


                                                                     Exhibit 6.3

  (d) Costs, Expenses and Taxes. Customer shall upon demand pay or reimburse MLBFS for: (i) all Uniform Commercial Code filing and search fees and expenses incurred by MLBFS in connection with the verification, perfection or preservation of MLBFS' rights hereunder or in the Collateral or any other collateral for the Obligations; (ii) any and all stamp, transfer and other taxes and fees payable or determined to be payable in connection with the execution, delivery and/or recording of this Loan Agreement or any of the Additional Agreements; and (iii) all reasonable fees and out-of-pocket expenses (including, but not limited to, reasonable fees and expenses of outside counsel) incurred by MLBFS in connection with the enforcement of this Loan Agreement or any of the Additional Agreements or the protection of MLBFS' rights hereunder or thereunder, excluding, however, salaries and expenses of MLBFS' employees. The obligations of Customer under this paragraph shall survive the expiration or termination of this Loan Agreement and the Discharge of the other Obligations.

  (e) Right to Perform Obligations. If Customer shall fail to do any act or thing which it has covenanted to do under this Loan Agreement or any representation or warranty on the part of Customer contained in this Loan Agreement shall be breached, MLBFS may, in its sole discretion, after 5 Business Days written notice is sent to Customer, do the same or cause it to be done or remedy any such breach, and may expend its funds for such purpose. Any and all reasonable amounts so expended by MLBFS shall be repayable to MLBFS by Customer upon demand, with interest at the ".Interest Rate" (as that term is defined in the Note) during the period from and including the date funds are so expended by MLBFS to the date of repayment, and all such amounts shall be additional Obligations.

  (f) Late Charge. Any payment required to be made by Customer pursuant to this Loan Agreement or any of the Additional Agreements not paid within 5 Business Days of the applicable due date shall be subject to a late charge in an amount equal to the lesser of: (i) 5% of the overdue amount, or (ii) the maximum amount permitted by applicable law. Such late charge shall be payable on demand.

  (g) Further Assurances. Customer agrees to do such further acts and things and to execute and deliver to MLBFS such additional agreements, instruments and documents as MLBFS may reasonably require or deem advisable to effectuate the purposes of this Loan Agreement, or to confirm unto MLBFS its rights, powers and remedies under this Loan Agreement, the Note and the other Additional Agreements.

  (h) Binding Effect. This Loan Agreement, the Note and the other Additional Agreements shall be binding upon, and shall inure to the benefit of MLBFS, Customer and their respective successors and assigns. Customer shall not assign any of its rights or delegate any of its obligations under this Loan Agreement, the Note or any of the other Additional Agreements without the prior written consent of MLBFS. Unless otherwise expressly agreed to in a writing signed by MLBFS, no such consent shall in any event relieve Customer of any of its obligations under this Loan Agreement, the Note or any of the other Additional Agreements.


                                                                     Exhibit 6.3

  (i) Headings. Captions and section and paragraph headings in this Loan Agreement and the Additional Agreements are inserted only as a matter of convenience, and shall not affect the interpretation hereof.

  (j) Governing Law. This Loan Agreement, the Note and, unless otherwise expressly provided therein, each of the other Additional Agreements, shall be governed in all respects by the laws of the State of Illinois.

  (k) Severability of Provisions. Whenever possible, each provision of this Loan Agreement, the Note and the other Additional Agreements shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Loan Agreement, the Note or any of the other Additional Agreements which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Loan Agreement, the Note and the other Additional Agreements or affecting the validity or enforceability of such provision in any other jurisdiction.

  (1) Term. This Loan Agreement shall become effective when accepted by MLBFS as its office in Chicago, Illinois, and subject to the terms hereof, shall continue in effect so long thereafter as there shall be any moneys owing hereunder or under the Note, or there shall be any other Obligations outstanding.

  (m) Integration. THIS LOAN AGREEMENT, TOGETHER WITH THE NOTE AND THE OTHER ADDITIONAL AGREEMENTS, CONSTITUTES THE ENTIRE UNDERSTANDING AND REPRESENTS THE FULL AND FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR WRITTEN AGREEMENTS OR PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS OF THE PARTIES. Without limiting the foregoing, Customer acknowledges that: (i) no promise or commitment has been made to it by MLBFS, MLPF&S or any of their respective employees, agents or representatives to make the Loan on any terms other than as expressly set forth herein and in the Note, or to make any other loan or otherwise extend any other credit to Customer or any other party; and (ii) except as otherwise expressly provided herein, this Loan Agreement supersedes and replaces any and all proposals, letters of intent and approval and commitment letters from MLBFS to Customer, none of which shall be considered an Additional Agreement.

  (n) Jurisdiction; Waiver. CUSTOMER ACKNOWLEDGES THAT THIS LOAN AGREEMENT IS BEING ACCEPTED BY MLBFS IN PARTIAL CONSIDERATION OF MLBFS' RIGHT AND OPTION, IN ITS SOLE DISCRETION, TO ENFORCE THIS LOAN AGREEMENT, THE NOTE AND THE OTHER ADDITIONAL AGREEMENTS IN EITHER THE STATE OF ILLINOIS OR IN ANY OTHER JURISDICTION WHERE CUSTOMER OR ANY COLLATERAL FOR THE OBLIGATIONS MAY BE LOCATED. CUSTOMER CONSENTS TO JURISDICTION IN THE STATE OF ILLINOIS AND VENUE IN ANY STATE OR FEDERAL COURT IN THE COUNTY OF COOK FOR SUCH PURPOSES, AND CUSTOMER WAIVES ANY AND ALL RIGHTS TO CONTEST SAID JURISDICTION AND VENUE. CUSTOMER FURTHER WAIVES ANY RIGHTS TO COMMENCE ANY ACTION AGAINST MLBFS IN ANY JURISDICTION EXCEPT IN THE COUNTY OF COOK AND STATE OF ILLINOIS. MLBFS AND CUSTOMER HEREBY EACH EXPRESSLY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER PARTY WITH RESPECT TO ANY MATTER RELATING TO, ARISING OUT OF


                                                                     Exhibit 6.3

  OR IN ANY WAY CONNECTED WITH THE LOAN, THE NOTE, THIS LOAN AGREEMENT, ANY OTHER ADDITIONAL AGREEMENTS AND/OR ANY OF THE TRANSACTIONS WHICH ARE THE SUBJECT MATTER OF THIS LOAN AGREEMENT.

  IN WITNESS WHEREOF, this Loan Agreement has been executed as of the day and year first above written.

  PHYSIOLOGIC REPS D/B/A P.R.I.

  By: /s/ Allen H. Bonnifield       /s/ Susan A. Bonnifield
      -------------------------     -------------------------
            Signature (1)                  Signature (2)

          Allen H. Bonnifield           Susan A. Bonnifield
      -------------------------     -------------------------
            Printed Name                   Printed Name

             President                  Secretary/Treasurer
      -------------------------     -------------------------
                Title                        Title



Accepted at Chicago, Illinois:
MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC.


By:
  ---------------------------


                                                                     Exhibit 6.3

                                    EXHIBIT A

ATTACHED TO AND HEREBY MADE A PART OF TERM LOAN AND SECURITY AGREEMENT NO. 9503551501 BETWEEN MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC. AND PHYSIOLOGIC REPS D/B/A P.R.I.
===============================================================================

Locations of Tangible Collateral:

932 Grand Central, Glendale, CA 91201
4911 W. March Lane, Stockton, CA 95219 (Sales Office & Residence)

Additional Collateral:
List of Specified Equipment:









                                                                     Exhibit 6.3

                                                                     Exhibit 6.4

Merrill Lynch                                                      No.9606550201


                        TERM LOAN AND SECURITY AGREEMENT

TERM LOAN AND SECURITY AGREEMENT ("Loan Agreement") dated as of June 5, 1996, between PHYSIOLOGIC REPS, INC. D/B/A PRI, a corporation organized and existing under the laws of the State of California having its principal office at 932 Grand Central, Glendale, CA 91201 ("Customer), and MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC., a corporation organized and existing under the laws of the State of Delaware having its principal office at 33 West Monroe Street, Chicago, IL 60603 ("MLBFS").

In consideration of the mutual covenants of the parties hereto, Customer and MLBFS hereby agree as follows:

1. DEFINITIONS

(a)  Specific  Terms.  In  addition  to terms  defined  elsewhere  in this  Loan
Agreement, when used herein the following terms shall have the following meanings:

(i) "Account Debtor" shall mean any party who is or may become obligated with respect to an Account or Chattel Paper.

(ii) "Additional Agreements" shall mean all agreements, instruments, documents and opinions other than this Loan Agreement, whether with or from Customer or any other party, which are contemplated hereby or otherwise reasonably required by MLBFS in connection herewith, or which evidence the creation, guaranty or collateralization of any of the Obligations or the granting or perfection of liens or security interests upon the Collateral or any other collateral for the Obligations, and shall include, without limitation, the Note.

(iii) "Business Day" shall mean any day other than a Saturday, Sunday, federal holiday or other day on which the New York Stock Exchange is regularly closed.

(iv) "Closing Date" shall mean the date upon which all conditions precedent to MLBFS' obligation to make the first advance on account of the Loan shall have been met to the satisfaction of MLBFS.

(v) "Collateral" shall mean all Accounts, Chattel Paper, Contract Rights, Inventory, Equipment, Fixtures, General Intangibles, Deposit Accounts, Documents and Instruments of Customer, howsoever arising, whether now owned or existing or hereafter acquired or arising, and wherever located; together with all parts thereof (including spare parts), all accessories and accessions thereto, all books and records (including computer records) directly related thereto, all proceeds thereof (including, without limitation, proceeds in the form of Accounts and insurance proceeds), and the additional collateral described in
Section 8 (b) hereof.

(vi) "Commitment Expiration Date" shall mean July 5, 1996.


                                                                     Exhibit 6.4

(vii) "Commitment Fee" shall mean a fee of $7,500.00 due to MLBFS in connection with this Loan Agreement.

(viii) "Conversion Date" shall mean the first to occur of the first day of the calendar month immediately following the date of funding the final adcance on account of the Loan permitted under the terms hereof, or June 30, 1997.

(ix) "General Funding Conditions" shall mean each of the following conditions to each loan or advance by MLBFS hereunder: (A) no Event of Default, or event which with the giving of notice, passage of time, or both, would constitute an Event of Default, shall have occurred and be continuing or would result from the making of any such loan or advance hereunder by MLBFS; (B) there shall not have occurred any material adverse change in the business or financial condition of Customer or any Guarantor; (C) all representations and warranties of Customer or any Guarantor herein or in any Additional Agreements shall then be true and correct in all material respects; (D) MLBFS shall have received this Loan Agreement and all Additional Agreements, duly executed and filed or recorded where applicable, all of which shall be in form and substance reasonably satisfactory to MLBFS; (E) the Commitment Fee shall have been paid in full; (F) MLBFS shall have received evidence reasonably satisfactory to it as to the ownership of the collateral and the perfection and priority of MLBFS' liens and security interests thereon, as well as the ownership of and the perfection and priority of MLBFS' liens and security interests on any other collateral for the Obligations furnished pursuant to any of the Additional Agreements; (G) MLBFS shall have received evidence reasonably satisfactory to it of the insurance required hereby or by any of the Additional Agreements; and (H) any additional conditions specified in the "Term Loan Approval" letter executed by MLBFS with respect to the transactions contemplated hereby shall have been met to the reasonable satisfaction of MLBFS.

(x)"Guarantor" shall mean a person or entity who has either guaranteed or provided collateral for any or all of the Obligations.

(xi) "Loan" shall mean a multi-advance term installment loan of four-years from the Conversion Date in an amount equal to the lesser of: (A) 100% of the amount required by Customer to satisfy or fulfill the Loan Purpose, (B) the principal balance of the Loan outstanding on the Conversion Date, or (C) $750,000.00.

(xii) "Loan Purpose" shall mean the purpose for which the proceeds of the Loan will be used; to wit: to finance the purchase of new equipment, as evidenced by invoices.

(xiii) "Location of Tangible Collateral" shall mean the address of Customer set forth at the beginning of this Loan Agreement, together with any other address or addresses set forth on an exhibit hereto as being a Location of Tangible Collateral.

(xiv) "Obligations" shall mean all liabilities, indebtedness and obligations of Customer to MLBFS, howsoever created, arising or evidenced, whether now existing or hereafter arising, whether direct or indirect, absolute or contingent, due or to become due, primary or secondary or joint or several, and, without limiting the foregoing, shall include interest accruing after the filing of any petition in bankruptcy, and all present and future liabilities, indebtedness and obligations of Customer under the Note and this Loan Agreement.


                                                                     Exhibit 6.4

(xv) "Permitted Liens" shall mean with respect to the Collateral: (A) liens for current taxes not delinquent, other non-consensual liens arising in the ordinary course of business for sums not due, and, if MLBFS' rights to and interest in the Collateral are not materially and adversely affected thereby, any such liens for taxes or other non-consensual liens arising in the ordinary course of business being contested in good faith by appropriate proceedings; (B) liens in favor of MLBFS; (C) liens which will be discharged with the proceeds of the Loan; and (D) any other liens expressly permitted in writing by MLBFS.

(b) Other Terms. Except as otherwise defined herein, all terms used in this Loan Agreement which are defined in the Uniform Commercial Code of Illinois ("UCC") shall have the meanings set forth in the UCC.

2. THE LOAN

(a) Commitment. Subject to the terms and conditions hereof, MLBFS hereby agrees to make the Loan to Customer for the Loan Purpose, and Customer agrees to borrow all amounts borrowed to satisfy the Loan Purpose from MLBFS. The Loan shall be funded in up to four separate advances as requested by Customer prior to the Conversion Date; provided, however, that Customer shall not request funding of, and MLBFS shall not be obligated to fund, any advances on account of the Loan in an amount less than $200,000.00. Unless otherwise hereafter agreed by MLBFS, each such advance shall either be funded directly to the applicable third party or parties on account of the Loan Purpose or to reimburse Customer for amounts directly expended by it; all as directed by Customer in an Advance Certificate to be executed and delivered to MLBFS prior to the funding date of each advance.

(b) Note. The Loan will be evidenced by and repayable in accordance with that certain Collateral Installment Note made by Customer payable to the order of MLBFS and issued pursuant to this Loan Agreement (the "Note"). The Note is hereby incorporated as a part hereof as if fully set forth herein.

(c) Conditions of MLBFS' Obligation. The Closing Date and MLBFS' obligation to make each advance on account of the Loan prior to the Conversion Date are subject to the prior fulfillment of each of the following conditions: (i) MLBFS shall have received a written request from Customer that an advance on account of the Loan be funded in accordance with the terms hereof, together with a written direction from Customer as to the method of payment and payee(s) of the proceeds of the Loan, which request and direction shall have been received by MLBFS not less than two Business Days prior to any requested funding date; (ii) MLBFS -Shall have received a copy of invoices, bills of sale, payoff letters or other applicable evidence reasonably satisfactory to it that the proceeds of such advance will be applied on account of the Loan Purpose; (iii) the Commitment Expiration Date shall not then have occurred; and (iv) each of the General Funding Conditions shall have been met or satisfied to the reasonable satisfaction of MLBFS.

(d) Use of Loan Proceeds. The proceeds of the Loan shall be used by Customer solely for the Loan Purpose, or, with the prior written consent of MLBFS, for other lawful business purposes of Customer not prohibited hereby. In no event shall the proceeds of the Loan be used for personal, family or household purposes of any person whatsoever, or to purchase, carry or trade in securities or repay debt incurred to purchase, carry or trade in securities.


                                                                     Exhibit 6.4

(e) Commitment Fee. In consideration of the agreement by MLBFS to extend the Loan to Customer in accordance with and subject to the terms hereof, Customer has paid or shall, on or before the Closing Date pay, the Commitment Fee to MLBFS. Customer acknowledges and agrees that the Commitment Fee has been fully earned by MLBFS, and that it will not under any circumstances be refundable.

3. REPRESENTATIONS AND WARRANTIES

Customer represents and warrants to MLBFS that:

(a) Organization and Existence. Customer is a corporation, duly organized and validly existing in good standing under the laws of the State of California and is qualified to do business and in good standing in each other state where the nature of its business or the property owned by it make such qualification necessary.

(b) Execution, Delivery and Performance. The execution, delivery and performance by Customer of this Loan Agreement and by Customer and each Guarantor of such of the Additional Agreements to which it is a party: (i) have been duly authorized by all requisite action, (ii) do not and will not violate or conflict with any law or other governmental requirement, or any of the agreements, instruments or documents which formed or govern Customer or any such Guarantor, and (iii) do not and will not breach or violate any of the provisions of, and will not result in a default by Customer or any such Guarantor under, any other agreement, instrument or document to which it is a party or by which it or its properties are bound.

(c) Notices and Approvals. Except as may have been given or obtained, no notice to or consent or approval of any governmental body or authority or other third party whatsoever (including, without limitation, any other creditor) is required in connection with the execution, delivery or performance by Customer or any Guarantor of such of this Loan Agreement, the Note and the other Additional Agreements to which it is a party.

(d) Enforceability. This Loan Agreement, the Note and such of the other Additional Agreements to which it is a party are the legal, valid and binding obligations of Customer and each Guarantor, enforceable against it or them, as the case may be, in accordance with their respective terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally or by general principles of equity.

(e) Collateral. Subject to any Permitted Liens: (i) Customer has good and marketable title to the Collateral, (ii) none of the Collateral is subject to any lien, encumbrance or security interest, and (iii) upon the filing of all Uniform Commercial Code financing statements executed by Customer with respect to the Collateral in the appropriate jurisdiction(s) and/or the completion of any other action required by applicable law to perfect its liens and security interests, MLBFS will have valid and perfected first liens and security interests upon all of the Collateral.

(f) Financial Statements. Except as expressly set forth in Customer's financial statements, all financial statements of Customer furnished to MLBFS have been prepared in conformity with generally accepted accounting principles, consistently applied, are true and correct, and fairly present the financial


                                                                     Exhibit 6.4
condition of it as at such dates and the results of its operations for the periods then ended; and since the most recent date covered by such financial statements, there has been no material adverse change in any such financial condition or operation. All financial statements furnished to MLBFS of any Guarantor are true and correct and fairly represent such Guarantor's financial condition as of the date of such financial statements, and since the most recent date of such financial statements, there has been no material adverse change in such financial condition.

(g) Litigation. No litigation, arbitration, administrative or governmental proceedings are pending or, to the knowledge of Customer, threatened against Customer or any Guarantor, which would, if adversely determined, materially and adversely affect the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any such Guarantor or the continued operations of Customer.

(h) Tax Returns. All federal, state and local tax returns, reports and statements required to be filed by Customer and each Guarantor have been filed with the appropriate governmental agencies and all taxes due and payable by Customer and each Guarantor have been timely paid (except to the extent that any such failure to file or pay will not materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer).

(i) Collateral Location. All of the tangible Collateral is located at a Location of Tangible Collateral.

Each of the foregoing representations and warranties are continuing and shall be deemed remade by Customer on the Closing Date, on the date of funding of each additional advance on account of the Loan, and again on the Conversion Date.

4. FINANCIAL AND OTHER INFORMATION

Customer shall furnish or cause to be furnished to MLBFS during the term of this Loan Agreement all of the following:

(a) Annual Financial Statements. Within 120 days after the close of each fiscal year of Customer, Customer shall furnish or cause to be furnished to MLBFS: (i) a copy of the annual reviewed financial statements of Customer consisting of at least a balance sheet as at the close of such fiscal year and related statements of income, retained earnings and cash flows, reviewed by its current independent accountants or other independent accountants reasonably acceptable to MLBFS and certified by its chief financial officer, and (ii) the balance sheet of each individual Guarantor as of said fiscal year-end, certified by such Guarantor.

(b) Interim Financial Statements. Within 45 days after the close of each fiscal quarter of Customer. Customer shall furnish or cause to be furnished to MLBFS:
(i) a statement of profit and loss for the fiscal quarter then ended, and (ii) a balance sheet as at the close of such fiscal quarter; all in reasonable detail and certified by its chief financial officer.

(c) Aging of Accounts. Within 45 days after the close of each fiscal quarter of Customer, Customer shall furnish or cause to be furnished to MLBFS an aging of its Accounts and any Chattel Paper, certified by its chief financial officer.


                                                                     Exhibit 6.4

(d) Other Information. Customer shall furnish or cause to be furnished to MLBFS such other information as MLBFS may from time to time reasonably request relating to Customer, any Guarantor or the Collateral.

5.  OTHER COVENANTS

Customer further agrees during the term of this Loan Agreement that:

(a) Financial Records; Inspection. Customer will: (i) maintain at its principal place of business complete and accurate books and records, and maintain all of its financial records in a manner consistent with the financial statements heretofore furnished to MLBFS, or prepared on such other basis as may be approved in writing by MLBFS; and (ii) permit MLBFS or its duly authorized representatives, upon reasonable notice and at reasonable times, to inspect its properties (both real or personal), operations, books and records.

(b) Taxes. Customer and each Guarantor will pay when due all taxes, assessments and other governmental charges, howsoever designated, and all other liabilities and obligations, except to the extent that any such failure to pay will not materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer.

(c) Compliance with Laws and Agreements. Neither Customer nor any Guarantor will violate any law, regulation or other governmental requirement, any judgment or order of any court or governmental agency or authority, or any agreement, instrument or document to which it is a party or by which it is bound, if any such violation will materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer.

(d) Continuity. Except upon the prior written consent of MLBFS, which consent will not be unreasonably withheld: (i) Customer will not be a party to any merger or consolidation with, or purchase or otherwise acquire all or substantially all of the assets or stock of, or any material partnership or joint venture interest in, any person or entity, or sell, transfer or lease all or any substantial part of its assets if any such action causes a material change in its control or principal business, or a material adverse change in its financial condition or operations; (ii) Customer will preserve its existence and good standing in the jurisdictions of establishment and operation, and will not operate in any material business other than a business substantially the same as its business as of the date of application by Customer for credit from MLBFS; and (iii) Customer will not cause or permit any material change in its controlling ownership, controlling senior management or, except upon not less than 30 days prior written notice to MLBFS, its name or principal place of business.

(e) Minimum Net Worth and Subordinated Debt. The sum of (x) Customer's aggregate subordinated debt and (y) Customer's "tangible net worth" shall at all times maintain a minimum of $1,400,000.00. For the purposes hereof, the term "tangible net worth" shall mean Customer's net worth as shown on Customer's regular financial statements prepared in a manner consistent with the terms hereof, but


                                                                     Exhibit 6.4
excluding an amount equal to (i) any assets which are ordinarily classified as "intangible" in accordance with generally accepted accounting principles, and
(ii) any amounts now or hereafter directly or indirectly owing to Customer by officers, shareholders or affiliates of Customer (including any subordinated debt).

(f) Debt to Worth. The ratio of Customer's total debt to Customer's tangible net worth plus subordinated debt. determined as aforesaid, shall not at any time exceed 3.5 to 1.

(g) Loans and Transfers. Customer shall not without the prior written consent of MLBFS directly or indirectly lend any moneys to, or transfer any assets or property to either Ladd's Stockton Marina, Inc., or any other person or entity (other than arms length transfers for fair consideration in the ordinary course of business).

6.  COLLATERAL

(a) Pledge of Collateral. To secure payment and performance of the Obligations, Customer hereby pledges, assigns, transfers and sets over to MLBFS, and grants to MLBFS first liens and security interests in and upon all of the Collateral, subject only to Permitted Liens.

(b) Liens. Except upon the prior written consent of MLBFS, Customer shall not create or permit to exist any lien. encumbrance or security interest upon or with respect to any Collateral now owned or hereafter acquired other than Permitted Liens.

(c)Performance of Obligations. Customer shall perform all of its obligations owing on account of or with respect to the Collateral; it being understood that nothing herein, and no action or inaction by MLBFS, under this Loan Agreement or otherwise, shall be deemed an assumption by MLBFS of any of Customer's said Obligations.

(d) Sales and Collections. So long as no Event of Default shall have occurred and is continuing, Customer may in the ordinary course of its business: (i) sell any Inventory normally held by Customer for sale, (ii) use or consume any materials and supplies normally held by Customer for use or consumption, and
(iii) collect all of its Accounts. Customer shall take such action with respect to protection of its Inventory and the other Collateral and the collection of its Accounts as MLBFS may from time to time reasonably request.

(e) Account Schedules. Upon the request of MLBFS, made now or at any reasonable time or times hereafter, Customer shall deliver to MLBFS, in addition to the other information required hereunder, a schedule identifying, for each Account and all Chattel Paper subject to MLBFS' security interests hereunder, each Account Debtor by name and address and amount, invoice or contract number and date of each invoice or contract. Customer shall furnish to MLBFS such additional information with respect to the Collateral, and amounts received by Customer as proceeds of any of the Collateral, as MLBFS may from time to time reasonably request.

(f) Alterations and Maintenance. Except upon the prior written consent of MLBFS, Customer shall not make or permit any material alterations to any tangible Collateral which might materially reduce or impair its market value or utility.


                                                                     Exhibit 6.4

Customer shall at all times keep the tangible Collateral in good condition and repair and shall pay or cause to be paid all obligations arising from the repair and maintenance of such Collateral, as well as all obligations with respect to any Location of Tangible Collateral, except for any such obligations being contested by Customer in good faith by appropriate proceedings.

(g) Location. Except for movements required in the ordinary course of Customer's business, Customer shall give MLBFS 30 days' prior written notice of the placing at or movement of any tangible Collateral to any location other than a Location of Tangible Collateral. In no event shall Customer cause or permit any material tangible Collateral to be removed from the United States without the express prior written consent of MLBFS.

(h) Insurance. Customer shall insure all of the tangible Collateral under a policy or policies of physical damage insurance providing that losses will be payable to MLBFS as its interests may appear pursuant to a Lender's Loss Payable Endorsement and containing such other provisions as may be reasonably required by MLBFS.. Customer shall further provide and maintain a policy or policies of comprehensive public liability insurance, naming MLBFS as an additional party insured. Customer shall maintain such other insurance as may be required by law or is customarily maintained by companies in a similar business or otherwise reasonably required by MLBFS. All such insurance shall provide that MLBFS will receive not less than 10 days prior written notice of any cancellation, and shall otherwise be in form and amount and with an insurer or insurers reasonably acceptable to MLBFS. Customer shall furnish MLBFS with a copy or certificate of each such policy or policies and, prior to any expiration or cancellation, each renewal or replacement thereof.

(i) Event of Loss. Customer shall at its expense promptly repair all repairable damage to any tangible Collateral. In the event that any tangible Collateral is damaged beyond repair, lost, totally destroyed or confiscated (an "Event of Loss") and such Collateral had a value prior to such Event of Loss of $25,000.00 or more, then, on or before the first to occur of (i) 90 days after the occurrence of such Event of Loss, or (ii) 10 Business Days after the date on which either Customer or MLBFS shall receive any proceeds of insurance on account of such Event of Loss, or any underwriter of insurance on such Collateral shall advise either Customer or MLBFS that it disclaims liability in respect of such Event of Loss, Customer shall, at Customer's option, either replace the Collateral subject to such Event of Loss with comparable Collateral free of all liens other than Permitted Liens (in which event Customer shall be entitled to utilize the proceeds of insurance on account of such Event of Loss for such purpose, and may retain any excess proceeds of such insurance), or prepay the Loan by an amount equal to the actual cash value of such Collateral as (determined by either the insurance company's payment (plus any applicable deductible) or, in absence of insurance company payment, as reasonably determined by MLBFS. Notwithstanding the foregoing, if at the time of occurrence of such Event of Loss or any time thereafter prior to replacement or prepayment, as aforesaid, an Event of Default shall occur hereunder, then MLBFS may at its sole option, exercisable at any time while such Event of Default shall be continuing, require Customer to either replace such Collateral or make a prepayment on account of the Loan, as aforesaid. Any partial prepayment of the Loans shall be applied to installments due in inverse order of maturity.


                                                                     Exhibit 6.4

(j) Notice of Certain Events. Customer shall give MLBFS immediate notice of any attachment, lien, judicial process, encumbrance or claim affecting or involving $25,000.00 or more of the Collateral.

(k) Indemnification. Customer shall indemnify, defend and save MLBFS harmless from and against any and all claims, liabilities, losses, costs and expenses (including, without limitation, reasonable attorneys" fees and expenses) of any nature whatsoever which may be asserted against or incurred by MLBFS arising out of or in any manner occasioned by (i) the ownership, collection, possession, use or operation of any Collateral, or (ii) any failure by Customer to perform any of its obligations hereunder; excluding, however, from said indemnity any such claims, liabilities, etc. arising directly out of the willful wrongful act or active gross negligence of MLBFS. This indemnity shall survive the expiration or termination of this Loan Agreement as to all matters arising or accruing prior to such expiration or termination.

7. EVENTS OF DEFAULT

The occurrence of any of the following events shall constitute an "Event of Default" under this Loan Agreement:

(a) Failure to Pay. Customer shall fail to pay when due any amount owing by Customer to MLBFS under the Note or this Loan Agreement, or shall fail to pay when due any other Obligations, and any such failure shall continue for more than 5 Business Days after written notice thereof shall have been given by MLBFS to Customer.

(b) Failure to Perform. Customer or any Guarantor shall default in the performance or observance of any covenant or agreement on its part to be performed or observed under this Loan Agreement, the Note or any of the other Additional Agreements (not constituting an Event of Default under any other clause of this Section), and such default shall continue unremedied for 10 Business Days after written notice thereof shall have been given by MLBFS to Customer.

(c) Breach of Warranty. Any representation or warranty made by Customer or any Guarantor contained in this Loan Agreement, the Note or any of the other Additional Agreements shall at any time prove to have been incorrect in any material respect when made.

(d) Default Under Other Agreement. A default or Event of Default by Customer or any Guarantor shall occur under the terms of any other agreement, instrument or document with or intended for the benefit of MLBFS, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or any of their affiliates, and any required notice shall have been given and required passage of time shall have elapsed.

(e) Bankruptcy, Etc. A proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt or receivership law or statute shall be filed by Customer or any Guarantor, or any such proceeding shall be filed against Customer or any Guarantor and shall not be dismissed or withdrawn within 60 days after filing, or Customer or any Guarantor shall make an assignment for the benefit of creditors, or


                                                                     Exhibit 6.4

Customer or any Guarantor shall become insolvent or generally fail to pay, or admit in writing its inability to pay, its debts as they become due.

(f)Material Impairment. Any event shall occur which shall reasonably cause MLBFS to in good faith believe that the prospect of payment or performance by Customer or any Guarantor has been materially impaired.

(g) Acceleration of Debt to Other Creditors. Any event shall occur which results in the acceleration of the maturity of any indebtedness of $100,000.00 or more of Customer or any Guarantor to another creditor under any indenture, agreement, undertaking, or otherwise.

(h) Seizure or Abuse of Collateral. The Collateral, or any material part thereof, shall be or become subject to any material abuse or misuse, or any levy, attachment, seizure or confiscation which is not released within 10 Business Days.

8.  REMEDIES

(a) Remedies Upon Default. Upon the occurrence and during the continuance of any Event of Default, MLBFS may at its sole option do any one or more or all of the following, at such time and in such order as MLBFS may in its sole discretion choose:

(i) Termination. MLBFS may without notice terminate its obligation to make any further advances on account of the Loan (if any portion of the Loan has not then been funded), or otherwise extend any credit to or for the benefit of Customer; and upon any such termination MLBFS shall be relieved of all such obligations.

(ii) Acceleration. MLBFS may declare the principal of and interest and any premium on the Note, and all other Obligations to be forthwith due and payable, whereupon all such amounts shall be immediately due and payable, without presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate or other notice or formality of any kind, all of which are hereby expressly waived.

(iii) Exercise Rights of Secured Party. MLBFS may exercise any or all of the remedies of a secured party under applicable law, including, but not limited to, the UCC, and any or all of its other rights and remedies under this Loan Agreement and the Additional Agreements.

(iv) Possession. MLBFS may require Customer to make the Collateral and the records pertaining to the Collateral available to MLBFS at a place designated by MLBFS which is reasonably convenient, or may take possession of the Collateral and the records pertaining to the Collateral without the use of any judicial process and without any prior notice to Customer.

(v) Sale. MLBFS may sell any or all of the Collateral at public or private sale upon such terms and conditions as MLBFS may reasonably deem proper. MLBFS may purchase any Collateral at any such public sale. The net proceeds of any such public or private sale and all other amounts actually collected or received by MLBFS pursuant hereto, after deducting all costs and expenses incurred at any time in the collection of the Obligations and in the protection, collection and


                                                                     Exhibit 6.4
sale of the Collateral, will be applied to the payment of the Obligations, with any remaining proceeds paid to Customer or whoever else may be entitled thereto and with Customer and each Guarantor remaining jointly and severally liable for any amount remaining unpaid after such application.

(vi) Delivery of Cash, Checks, Etc. MLBFS may require Customer to forthwith upon receipt, transmit and deliver to MLBFS in the form received, all cash, checks, drafts and other instruments for the payment of money (properly endorsed, where required, so that such items may be collected by MLBFS) which may be received by Customer at any time in full or partial payment of any Collateral, and require that Customer not commingle any such items which may be so received by Customer with any other of its funds or property but instead hold them separate and apart and in trust for MLBFS until delivery is made to MLBFS.

(vii)Notification of Account Debtors. MLBFS may notify any Account Debtor that its Account or Chattel Paper, has been assigned to MLBFS and direct such Account Debtor to make payment directly to MLBFS of all amounts due or becoming due with respect to such Account or Chattel Paper; and MLBFS may enforce payment and collect, by legal proceedings or otherwise, such Account or Chattel Paper.

(viii) Control of Collateral. MLBFS may otherwise take control in any lawful manner of any cash or noncash items of payment or proceeds of Collateral and of any rejected, returned, stopped in transit or repossessed goods included in the Collateral and endorse Customer's name on any item of payment on or proceeds of the Collateral.

(b) Set-Off. MLBFS shall have the further right upon the occurrence and during the continuance of an Event of Default to set-off, appropriate and apply toward payment of any of the Obligations, in such order of application as MLBFS may from time to time and at any time elect, any cash, credit, deposits, accounts, securities and any other property of Customer which is in transit to or in the possession, custody or control of MLBFS, MLPF&S or any agent, bailee, or affiliate of MLBFS or MLPF&S. Customer hereby collaterally assigns and grants to MLBFS a security interest in all such property as additional Collateral.

(c) Remedies are Severable and Cumulative. All rights and remedies of MLBFS herein are severable and cumulative and in addition to all other rights and remedies available in the Note, the other Additional Agreements, at law or in equity, and any one or more of such rights and remedies may be exercised simultaneously or successively.

(d) Notices. To the fullest extent permitted by applicable law, Customer hereby irrevocably waives and releases MLBFS of and from any and all liabilities and penalties for failure of MLBFS to comply with any statutory or other requirement imposed upon MLBFS relating to notices of sale, holding of sale or reporting of any sale, and Customer waives all rights of redemption or reinstatement from any such sale. Any notices required under applicable law shall be reasonably and properly given to Customer if given by any of the methods provided herein at least 5 Business Days prior to taking action. MLBFS shall have the right to postpone or adjourn any sale or other disposition of Collateral at any time without giving notice of any such postponed or adjourned date. In the event MLBFS seeks to take possession of any or all of the Collateral by court process,


                                                                     Exhibit 6.4

Customer further irrevocably waives to the fullest extent permitted by law any bonds and any surety or security relating thereto required by any statute, court rule or otherwise as an incident to such possession, and any demand for possession prior to the commencement of any suit or action.

9. MISCELLANEOUS

(a) Non-Waiver. No failure or delay on the part of MLBFS in exercising any right, power or remedy pursuant to this Loan Agreement, the Note or any of the other Additional Agreements shall operate as a waiver thereof, and no single or partial exercise of any such right, power or remedy shall preclude any other or further exercise thereof, or the exercise of any other right, power or remedy. Neither any waiver of any provision of this Loan Agreement, the Note or any of the other Additional Agreements, nor any consent to any, departure by Customer therefrom, shall be effective unless the same shall be in writing and signed by MLBFS. Any waiver of any provision of this Loan Agreement, the Note or any of the other Additional Agreements and any consent to any departure by Customer from the terms of this Loan Agreement, the Note or any of the other Additional Agreements shall be effective only in the specific instance and for the specific purpose for which given. Except as otherwise expressly provided herein, no notice to or demand on Customer shall in any case entitle Customer to any other or further notice or demand in similar or other circumstances.

(b) Disclosure. Customer and each Guarantor hereby irrevocably authorizes MLBFS and each of its affiliates, including without limitation MLPF&S, to at any time (whether or not an Event of Default shall have occurred) obtain from and disclose to each other any and all financial and other information about Customer or any Guarantor.

(c) Communications. All notices and other communications required or permitted hereunder shall be in writing, and shall be either delivered personally, mailed by postage prepaid certified mail or sent by express overnight courier or by facsimile. Such notices and communications shall be deemed to be given on the date of personal delivery, facsimile transmission or actual delivery of certified mail, or one Business Day after delivery to an express overnight courier. Unless otherwise specified in a notice sent or delivered in accordance with the terms hereof, notices and other communications in writing shall be given to the parties hereto at their respective addresses set forth at the beginning of this Loan Agreement, or, in the case of facsimile transmission, to the parties at their respective regular facsimile telephone number.

(d) Costs, Expenses and Taxes. Customer shall upon demand pay or reimburse MLBFS for: all Uniform Commercial Code and other filing and search fees and expenses incurred by MLBFS in connection with the verification, perfection or preservation of MLBFS' rights hereunder or in the Collateral or any other collateral for- the Obligations; (ii) any and all stamp, transfer and other taxes and fees payable or determined to be payable in connection with the execution, delivery and/or recording of this Loan Agreement or any of the Additional Agreements; and (iii) all reasonable fees and out-of-pocket expenses (including, but not limited to, reasonable fees and expenses of outside counsel) incurred by MLBFS in connection with the enforcement of this Loan Agreement or any of the Additional Agreements and the protection of MLBFS' rights hereunder or thereunder, excluding, however, salaries and expenses of MLBFS' employees. The obligations of Customer under this paragraph shall survive the expiration or termination of this Loan Agreement and the discharge of the other Obligations.


                                                                     Exhibit 6.4

(e) Right to Perform Obligations. If Customer shall fail to do any act or thing which it has covenanted to do under this Loan Agreement or any representation or warranty on the part of Customer contained in this Loan Agreement shall be breached, MLBFS may, in its sole discretion, after 5 Business Days written notice is sent to Customer (or such lesser notice, including no notice, as is reasonable under the circumstances), do the same or cause it to be done or remedy any such breach, and may expend its funds for such purpose. Any and all reasonable amounts so expended by MLBFS shall be repayable to MLBFS by Customer upon demand, and, with interest at the "Interest Rate" (as that term is defined in the Note) during the period from and including the date funds are so expended by MLBFS to the date of repayment, and all such amounts shall be additional Obligations. The payment or performance by MLBFS of any of Customer's obligations hereunder shall not relieve Customer of said obligations or of the consequences of having failed to pay or perform the same, and shall not waive or be deemed a cure of any Event of Default.

(f) Late Charge. Any payment required to be made by Customer pursuant to this Loan Agreement or any of the additional Agreements not paid within 10 days of the applicable due date shall be subject to a late charge in an amount equal to the lesser of: (i) 5% of the overdue amount, or (ii) the maximum amount permitted by applicable law. Such late charge shall be payable on demand.

(g) Further Assurances. Customer agrees to do such further acts and things and to execute and deliver to MLBFS such additional agreements, instruments and documents as MLBFS may reasonably require or deem advisable to effectuate the purposes of this Loan Agreement, the Note or any of the other Additional Agreements, or to establish, perfect and maintain MLBFS' security interests and liens upon the Collateral, including, but not limited to: (i) executing financing statements or amendments thereto when and as reasonably requested by MLBFS; and (ii) if in the reasonable judgment of MLBFS it is required by local law, causing the owners and/or mortgagees of the real property on which any Collateral may be located to execute and deliver to MLBFS waivers or subordinations reasonably satisfactory to MLBFS with respect to any rights in such Collateral.

(h) Binding Effect. This Loan Agreement, the Note and the other Additional Agreements shall be binding upon, and shall inure to the benefit of MLBFS, Customer and their respective successors and assigns. Customer shall not assign any of its rights or delegate any of its obligations under this Loan Agreement, the Note or any of the other Additional Agreements without the prior written consent of MLBFS. Unless otherwise expressly agreed to in a writing signed by MLBFS, no such consent shall in any event relieve Customer of any of its obligations under this Loan Agreement, the Note or any of the other Additional Agreements.

(i) Headings. Captions and section and paragraph headings in this Loan Agreement are inserted only as a matter of convenience, and shall not affect the interpretation hereof.

(j) Governing Law. This Loan Agreement, the Note and, unless otherwise expressly provided therein, each of the other Additional Agreements, shall be governed in all respects by the laws of the State of Illinois.

(k) Severability of Provisions.  Whenever possible,  each provision of this Loan


                                                                     Exhibit 6.4

Agreement, the Note and the other Additional Agreements shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Loan Agreement, the Note or any of the other Additional Agreements which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Loan Agreement, the Note and the other Additional Agreements or affecting the validity or enforceability of such provision in any other jurisdiction.

(l) Term. This Loan Agreement shall become effective when accepted by MLBFS as its office in Chicago, Illinois, and subject to the terms hereof, shall continue in effect so long thereafter as there shaft be any moneys owing hereunder or under the Note, or there shall be any other Obligations outstanding.

(m) Integration. THIS LOAN AGREEMENT, TOGETHER WITH THE NOTE AND THE OTHER ADDITIONAL AGREEMENTS, CONSTITUTES THE ENTIRE UNDERSTANDING AND REPRESENTS THE FULL AND FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR WRITTEN AGREEMENTS OR PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS OF THE PARTIES. Without limiting the foregoing, Customer acknowledges that:(i) no promise or commitment has been made to it by MLBFS, MLPF&S or any of their respective employees, agents or representatives to make the Loan on any terms other than as expressly set forth herein and in the Note, or to make any other loan or otherwise extend any other credit to Customer or any other party; and (ii) except as otherwise expressly provided herein, this Loan Agreement supersedes and replaces any and all proposals, letters of intent and approval and commitment letters from MLBFS to Customer, none of which shall be considered an Additional Agreement. No amendment or modification of this Agreement or any of the Additional Agreements to which Customer is a party shall be effective unless in a writing signed by both MLBFS and Customer.

(n) Jurisdiction; Waiver. CUSTOMER ACKNOWLEDGES THAT THIS LOAN AGREEMENT IS BEING ACCEPTED BY MLBFS IN PARTIAL CONSIDERATION OF MLBFS' RIGHT AND OPTION, IN ITS SOLE DISCRETION, TO ENFORCE THIS LOAN AGREEMENT, THE NOTE AND THE OTHER ADDITIONAL AGREEMENTS IN EITHER THE STATE OF ILLINOIS OR IN ANY OTHER JURISDICTION WHERE CUSTOMER OR ANY COLLATERAL FOR THE OBLIGATIONS MAY BE LOCATED. CUSTOMER CONSENTS TO JURISDICTION IN THE STATE OF ILLINOIS AND VENUE IN ANY STATE OR FEDERAL COURT IN THE COUNTY OF COOK FOR SUCH PURPOSES, AND CUSTOMER WAIVES ANY AND ALL RIGHTS TO CONTEST SAID JURISDICTION AND VENUE. CUSTOMER FURTHER WAIVES ANY RIGHTS TO COMMENCE ANY ACTION AGAINST MLBFS IN ANY
JURISDICTION EXCEPT IN THE COUNTY OF COOK AND STATE OF ILLINOIS. MLBFS AND CUSTOMER HEREBY EACH EXPRESSLY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER PARTY WITH RESPECT TO ANY MATTER RELATING TO, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE LOAN, THE NOTE, THIS LOAN AGREEMENT, ANY OTHER ADDITIONAL AGREEMENTS AND/OR ANY OF THE TRANSACTIONS WHICH ARE THE SUBJECT MATTER OF THIS LOAN AGREEMENT.


                                                                     Exhibit 6.4

IN WITNESS WHEREOF, this Loan Agreement has been executed as of the day and year first above written.

PHYSIOLOGIC REPS, INC.  D/B/A PRI


By:  /s/ Allen Bonnifield               /s/ Susan Bonnifield
   ---------------------------------------------------------------
         Signature (1)                       Signature (2)

        Allen Bonnifield                   Susan Bonnifield
   ---------------------------------------------------------------
         Printed Name                        Printed Name

           President                           Secretary
   ---------------------------------------------------------------
             Title                               Title


Accepted at Chicago, Illinois:
MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC.


By:
    ------------------------------









                                                                     Exhibit 6.4

                                                                     Exhibit 6.5

Merrill Lynch                                                       No.208-07K26

                    WCMA(R) NOTE, LOAN AND SECURITY AGREEMENT

WCMA NOTE, LOAN AND SECURITY AGREEMENT ("Loan Agreement")dated as of June 5, 1996, between PHYSIOLOGIC REPS, INC. D/B/A PRI, a corporation organized and existing under the laws of the State of California having its principal office at 932 Grand Central, Glendale, CA 91201 ("Customer"), and MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC., a corporation organized and existing under the laws of the State of Delaware having its principal office at 33 West Monroe Street, Chicago, IL 60603 ("MLBFS").

In accordance with that certain WORKING CAPITAL MANAGEMENT ACCOUNT AGREEMENT NO. 208-07K26 ("WCMA Agreement") between Customer and MLBFS' affiliate, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED ("MLPF&S"), Customer has subscribed to the WCMA Program described in the WCMA Agreement. The WCMA Agreement is by this reference incorporated as a part hereof. In conjunction therewith and as part of the WCMA Program, Customer has requested that MLBFS provide, and subject to the terms and conditions herein set forth MLBFS has agreed to provide, a commercial line of credit for Customer (the "WCMA Line of Credit").

Accordingly, and in consideration of the premises and of the mutual covenants of the parties hereto, Customer and MLBFS hereby agree as follows:

1.   DEFINITIONS

(a)  Specific  Terms.  In  addition  to terms  defined  elsewhere  in this  Loan
Agreement, when used herein the following terms shall have the following meanings:

(i) "Account Debtor" shall mean any party who is or may become obligated with respect to an Account or Chattel Paper.

(ii) "Activation Date" shall mean the date upon which MLBFS shall cause the WCMA Line of Credit to be fully activated under MLPF&S computer system as part of the WCMA Program.

(iii) "Additional Agreements" shall mean all agreements, instruments, documents and opinions other than this Loan Agreement, whether with or from Customer or any other party, which are contemplated hereby or otherwise reasonably required by MLBFS in connection herewith, or which evidence the creation, guaranty or collateralization of any of the Obligations or the granting or perfection of liens or security interests upon the Collateral or any other collateral for the Obligations.

(iv) "Business Day" shall mean any day other than a Saturday, Sunday, federal holiday or other day on which the New York Stock Exchange is regularly closed.

(v) "Collateral" shall mean all Accounts, Chattel Paper, Contract Rights, Inventory, Equipment, Fixtures, General Intangibles, Deposit Accounts, Documents and Instruments of Customer, howsoever arising, whether now owned or existing or hereafter acquired or arising, and wherever located; together with all parts thereof (including spare parts), all accessories and accessions thereto, all books and records (including computer records) directly related thereto, all


                                                                     Exhibit 6.5
proceeds thereof (including, without limitation, proceeds in the form of Accounts and insurance proceeds), and the additional collateral described in
Section 9 (b) hereof.

(vi) "Commitment Expiration Date" shall mean July 5, 1996.

(vii) "General Funding Conditions" shall mean each of the following conditions to any WCMA Loan by MLBFS hereunder: (A) no Event of Default, or event which with the giving of notice, passage of time, or both, would constitute an Event of Default, shall have occurred and be continuing or would result from the making of any WCMA Loan hereunder by MLBFS: (B) there shall not have occurred any material adverse change in the business or financial condition of Customer or any Guarantor; (C) all representations and warranties of Customer or any Guarantor herein or in any Additional Agreements shall then be true and correct in all material respects; (D) MLBFS shall have received this Loan Agreement and all of the Additional Agreements, duly executed and filed or recorded where applicable, all of which shall be in form and substance reasonably satisfactory to MLBFS; (E) MLBFS shall have received evidence reasonably satisfactory to it as to the ownership of the Collateral and the perfection and priority of MLBFS' liens and security interests thereon, as well as the ownership of and the perfection and priority of MLBFS' liens and security interests on any other collateral for the Obligations furnished pursuant to any of the Additional Agreements; (F) MLBFS shall have received evidence reasonably satisfactory to it of the insurance required hereby or by any of the Additional Agreements; and (G) any additional conditions specified in the "WCMA Line of Credit Approval" letter executed by MLBFS with respect to the transactions contemplated hereby shall have been met to the reasonable satisfaction of MLBFS.

(viii) "Guarantor" shall mean a person or entity who has either guaranteed or provided collateral for any or all of the Obligations.

(ix) "Interest Rate" shall mean a variable per annum rate of interest equal to the sum of 1.00% and the Prime Rate. "Prime Rate" shall mean, as of the date of any determination, the interest rate then most recently published in the "Money Rates" section of The Wall Street Journal as the Prime Rate (or if more than one rate is published as the Prime Rate, then the highest of such rates). The Interest Rate will change as of the date of publication in The Wall Street Journal of a Prime Rate that is different from that published on the preceding Business Day. In the event that the Wall Street Journal shall, for any reason, fail or cease to publish the Prime Rate, MLBFS will choose a reasonably comparable index or source to use as the basis for the Interest Rate.

(x) "Line Fee" shall mean a fee of $1,250.00 due to MLBFS in connection with the WCMA Line of Credit for the period prior to the current Maturity Date.

(xi) "Location of Tangible Collateral" shall mean the address of Customer set forth at the beginning of this Loan Agreement, together with any other address or addresses set forth on an exhibit hereto as being a Location of Tangible Collateral.

(xii) "Maturity Date" shall mean June 30, 1997, or such later date as may be consented to in writing by MLBFS.

(xiii) "Maximum WCMA Line of Credit" shall mean $250,000.00.


                                                                     Exhibit 6.5

(xiv) "Obligations" shall mean all liabilities, indebtedness and other obligations of Customer to MLBFS, howsoever created, arising or evidenced, whether now existing or hereafter arising, whether direct or indirect, absolute or contingent, due or to become due, primary or secondary or joint or several, and, without limiting the foregoing, shall include interest accruing after the filing of any petition in bankruptcy, and all present and future liabilities, indebtedness and obligations of Customer under this Loan Agreement.

(xv) "Permitted Liens" shall mean (A) liens for current taxes not delinquent, other non-consensual liens arising in the ordinary course of business for sums not due, and, if MLBFS' rights to and interest in the Collateral are not materially and adversely affected thereby, any such liens for taxes or other nonconsensual liens arising in the ordinary course of business being contested in good faith by appropriate proceedings; (B) liens in favor of MLBFS; (C) liens which will be discharged with the proceeds of the initial WCMA Loan; and (D) any other liens expressly permitted in writing by MLBFS.

(xvi) "WCMA Account" shall mean and refer to the Working Capital Management Account of Customer with MLPF&S identified as Account No. 208-07K26.

(xvii) "WCMA Loan" shall mean each advance made by MLBFS pursuant to this Loan Agreement.

(b) Other Terms. Except as otherwise defined herein: (i) all terms used in this Loan Agreement which are defined in the Uniform Commercial Code of Illinois ("UCC") shall have the meanings set forth in the UCC, and (ii) capitalized terms used herein which are defined in the WCMA Agreement shall have the meaning set forth in the WCMA Agreement.

2.  WCMA PROMISSORY NOTE

FOR VALUE RECEIVED, Customer hereby promises to pay to the order of MLBFS, at the times and in the manner set forth in this Loan Agreement, or in such other manner and at such place as MLBFS may hereafter designate in writing, the following: (a) on the Maturity Date, the aggregate unpaid principal amount of all WCMA Loans (the "WCMA Loan BAllence"); (b) interest at the Interest Rate on the outstanding WCMA Loan BAllence, from and including the date on which the initial WCMA Loan is made until the date of payment of all WCMA Loans in full; and (c) on demand, all other sums payable pursuant to this Loan Agreement, including, but not limited to, the Line Fee and any late charges. Except as otherwise expressly set forth herein, Customer hereby waives presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate and all other notices and formalities in connection with this WCMA Promissory Note and this Loan Agreement.

3.  WCMA LOANS

(a) ACTIVATION DATE. Provided that: (i) the Commitment Expiration Date shall not then have occurred, and (ii) Customer shall have subscribed to the WCMA Program and its subscription to the WCMA Program shall then be in effect, the Activation Date shall occur on or promptly after the date, following the acceptance of this Loan Agreement by MLBFS at its office in Chicago, Illinois, upon which each of the General Funding Conditions shall have been met or satisfied to the


                                                                     Exhibit 6.5
reasonable satisfaction of MLBFS. No activation by MLBFS of the WCMA Line of Credit for a nominal amount shall be deemed evidence of the satisfaction of any of the conditions herein set forth, or a waiver of any of the terms or conditions hereof. Customer hereby authorizes MLBFS to pay out of and charge to Customer's WCMA Account on the Activation Date all amounts necessary to fully pay off any bank or other financial institution having a lien upon any of the Collateral other than a Permitted Lien.

(b) WCMA Loans. Subject to the terms and conditions hereof, during the period from and after the Activation Date to the Maturity Date: (i) MLBFS will make WCMA Loans to Customer in such amounts as Customer may from time to time request in accordance with the terms hereof, up to an aggregate outstanding amount not to exceed the Maximum WCMA Line of Credit, and (ii) Customer may repay any WCMA Loans in whole or in part at any time without premium or penalty, and request a re-borrowing of amounts repaid on a revolving basis. Customer may request WCMA Loans by use of WCMA Checks, FTS, Visa(R) charges, wire transfers, or such other means of access to the WCMA Line of Credit as may be permitted by MLBFS from time to time; it being understood that so long as the WCMA Line of Credit shall be in effect, any charge or debit to the WCMA Account which but for the WCMA Line of Credit would under the terms of the WCMA Agreement result in an overdraft, shall be deemed a request by Customer for a WCMA Loan.

(c) CONDITIONS OF WCMA LOANS. Notwithstanding the foregoing, MLBFS shall not be obligated to make any WCMA Loan, and may without notice refuse to honor any such request by Customer, if at the time of receipt by MLBFS of Customer's request:
(i) the making of such WCMA Loan would cause the Maximum WCMA Line of Credit to be exceeded; or (ii) the Maturity Date shall have occurred, or the WCMA Line of Credit shall have otherwise been terminated in accordance with the terms hereof; or (iii) Customer's subscription to the WCMA Program shall have been terminated; or (iv) an event shall have occurred and is continuing which shall have caused any of the General Funding Conditions to not then be met or satisfied to the reasonable satisfaction of MLBFS. The making by MLBFS of any WCMA Loan at a time when any one or more of said conditions shall not have been met shall not in any event be construed as a waiver of said condition or conditions or of any Event of Default, and shall not prevent MLBFS at any time thereafter while any condition shall not have been met from refusing to honor any request by Customer for a WCMA Loan.

(d) FORCE MAJEURE. MLBFS shall not be responsible, and shall have no liability to Customer or any other party, for any delay or failure of MLBFS to honor any request of Customer for a WCMA Loan or any other act or omission of MLBFS, MLPF&S or any of their affiliates due to or resulting from any system failure, error or delay in posting or other clerical error, loss of power, fire, Act of God or other cause beyond the reasonable control of MLBFS, MLPF&S or any of their affiliates unless directly arising out of the willful wrongful act or active gross negligence of MLBFS. In no event shall MLBFS be liable to Customer or any other party for any incidental or consequential damages arising from any act or omission by MLBFS, MLPF&S or any of their affiliates in connection with the WCMA Line of Credit or this Loan Agreement.

(e) INTEREST. The WCMA Loan BAllence shall bear interest at the Interest Rate. Interest shall be computed for the actual number of days elapsed on the basis of a year consisting of 360 days. Notwithstanding any provision to the contrary in this Agreement or any of the Additional Agreements, no provision of this


                                                                     Exhibit 6.5

Agreement or any of the Additional Agreements shall require the payment or permit the collection of any amount in excess of the maximum amount of interest permitted to be charged by law ("Excess Interest"). If any Excess Interest is provided for, or is adjudicated as being provided for, in this Agreement or any of the Additional Agreements, then: (a)Customer shall not be obligated to pay any Excess Interest; and (b) any Excess Interest that MLBFS may have received hereunder or under any of the Additional Agreements shall, at the option of MLBFS, be: (i) applied as a credit against the then unpaid bAllence of the WCMA Line of Credit, (ii) refunded to the payor thereof, or (iii) any combination of the foregoing. Except as otherwise provided herein, accrued and unpaid interest on the WCMA Loan BAllence shall be payable monthly on the last Business Day of each calendar month, commencing with the last Business Day of the calendar month in which the Activation Date shall occur. Customer hereby irrevocably authorizes and directs MLPF&S to pay MLBFS such accrued interest from any available free credit bAllences in the WCMA Account, and if such available free credit bAllences are insufficient to satisfy any interest payment due, to liquidate any investments in the Money Accounts (other than any investments constituting any Minimum Money Accounts BAllence under the WCMA Directed Reserve program) in an amount up to the bAllence of such accrued interest, and pay to MLBFS the available proceeds on account thereof. If available free credit bAllences in the WCMA Account and available proceeds of the Money Accounts are insufficient to pay the entire bAllence of accrued interest, and Customer otherwise fails to make such payment when due, MLBFS may, in its sole discretion, make a WCMA Loan in an amount equal to the bAllence of such accrued interest and pay the proceeds of such WCMA Loan to itself on account of such interest. The amount of any such WCMA Loan will be added to the WCMA Loan BAllence. If MLBFS declines to extend a WCMA Loan to Customer under these circumstances, Customer hereby authorizes and directs MLPF&S to make all such interest payments to MLBFS from any Minimum Money Accounts BAllence. If there is no Minimum Money Accounts BAllence, or it is sufficient to pay all such interest, MLBFS will invoice Customer for payment of the bAllence of the accrued interest, and Customer shall pay such interest as directed by MLBFS within 5 Business Days of receipt of such invoice.

(f) PAYMENTS. All payments required or permitted to be made pursuant to this Loan Agreement shall be made in lawful money of the United States. Unless otherwise directed by MLBFS, payments on account of the WCMA Loan BAllence may be made by the delivery of checks (other than WCMA Checks), or by means of FTS or wire transfer of funds (other than funds from the WCMA Line of Credit) to MLPF&S for credit to Customer's WCMA Account. Notwithstanding anything in the WCMA Agreement to the contrary, Customer hereby irrevocably authorizes and directs MLPF&S to apply available free credit bAllences in the WCMA Account to the repayment of the WCMA Loan BAllence prior to application for any other purpose. Payments to MLBFS from funds in the WCMA Account shall be deemed to be made by Customer upon the same basis and schedule as funds are made available for investment in the Money Accounts in accordance with the terms of the WCMA Agreement. All funds received by MLBFS from MLPF&S pursuant to the aforesaid authorization shall be applied by MLBFS to repayment of the WCMA Loan BAllence. The acceptance by or on behalf of MLBFS of a check or other payment for a lesser amount than shall be due from Customer, regardless of any endorsement or statement thereon or transmitted therewith, shall not be deemed an accord and satisfaction or anything other than a payment on account, and MLBFS or anyone acting on behalf of MLBFS may accept such check or other payment without prejudice to the rights of MLBFS to recover the bAllence actually due or to pursue any other remedy under this Loan Agreement or applicable law for such ballence. All checks accepted by or on behalf of MLBFS in connection with the WCMA Line of Credit are subject to final collection.


                                                                     Exhibit 6.5

(g) EXCEEDING THE MAXIMUM WCMA LINE OF CREDIT. In the event that the WCMA Loan Ballence shall at any time exceed the Maximum WCMA Line of Credit, Customer shall within 1 Business Day of the first to occur of (i) any request or demand of MLBFS, or (ii) receipt by Customer of a statement from MLPF&S showing a WCMA Loan Ballence in excess of the Maximum WCMA Line of Credit, deposit sufficient funds into the WCMA Account to reduce the WCMA Loan BAllence below the Maximum WCMA Line of Credit.

(h) LINE FEE; EXTENSIONS. In consideration of the extension of the WCMA Line of Credit by MLBFS to Customer during the period prior to the current Maturity Date, Customer has paid or shall pay the Line Fee to MLBFS. If such fee has not heretofore been paid by Customer, Customer hereby authorizes MLBFS, at its option, to either cause said fee (and any renewal Line Fee) to be paid with a WCMA Loan which is added to the WCMA Loan BAllence, or invoice Customer for said fee (in which event Customer shall pay said fee within 5 Business Days after receipt of such invoice). No delay in the Activation Date, howsoever caused, shall entitle Customer to any rebate or reduction in the Line Fee or extension of the Maturity Date. In the event MLBFS and Customer, in their respective sole discretion, agree to renew the WCMA Line of Credit beyond the current Maturity Date, Customer agrees to pay a renewal Line Fee in the amount then set forth in the writing signed by MLBFS which extends the Maturity Date; it being understood that any request by Customer for a WCMA Loan or failure of Customer to pay any WCMA Loan Ballence outstanding on the immediately prior Maturity Date, after the receipt by Customer of a writing signed by MLBFS extending the Maturity Date, shall be deemed a consent by Customer to both the renewal Line Fee and the new Maturity Date. If no renewal Line Fee is set forth in the writing signed by MLBFS extending the Maturity Date, the renewal Line Fee shall be deemed to be the same as the immediately preceding Line Fee.

(i) STATEMENTS. MLPF&S will include in each monthly statement it issues under the WCMA Program information with respect to WCMA Loans and the WCMA Loan BAllence. Any questions that Customer may have with respect to such information should be directed to MLBFS; and any questions with respect to any other matter in such statements or about or affecting the WCMA Program should be directed to MLPF&S.

(j) USE OF LOAN PROCEEDS; SECURITIES TRANSACTIONS. On the Activation Date, a WCMA Loan will be made to pay any indebtedness of Customer to a third party secured by all or any part of the Collateral. The proceeds of each subsequent WCMA Loan shall be used by Customer solely for working capital in the ordinary course of its business, or, with the prior written consent of MLBFS, for other lawful business purposes of Customer not prohibited hereby. Customer agrees that under no circumstances will funds borrowed from MLBFS through the WCMA Line of Credit be used: (i) for personal, family or household purposes of any person whatsoever, (ii) to purchase, carry or trade in securities, including shares of the Money Accounts, or (iii) to repay debt incurred to purchase, carry or trade in securities; nor will any such funds be remitted, directly or indirectly, to MLPF&S or any other broker or dealer in securities, by WCMA Check, check, FTS, wire transfer, or otherwise.


                                                                     Exhibit 6.5

4. REPRESENTATIONS AND WARRANTIES

Customer represents and warrants to MLBFS that:

(a) ORGANIZATION AND EXISTENCE. Customer is a corporation, duly organized and validly existing in good standing under the laws of the State of California and is qualified to do business and in good standing in each other state where the nature of its business or the property owned by it make such qualification necessary

(b) EXECUTION, DELIVERY AND PERFORMANCE. The execution, delivery and performance by Customer of this Loan Agreement and by Customer and each Guarantor of such of the Additional Agreements to which it is a party: (i) have been duly authorized by all requisite action, (ii) do not and will not violate or conflict with any law or other governmental requirement, or any of the agreements, instruments or documents which formed or govern Customer or any such Guarantor, and (iii) do not and will not breach or violate any of the provisions of, and will not result in a default by Customer or any such Guarantor under, any other agreement, instrument or document to which it is a party or by which it or its properties are bound.

(c) NOTICES AND APPROVALS. Except as may have been given or obtained, no notice to or consent or approval of any governmental body or authority or other third party whatsoever (including, without limitation, any other creditor) is required in connection with the execution, delivery or performance by Customer or any Guarantor of such of this Loan Agreement and the Additional Agreements to which it is a party.

(d) ENFORCEABILITY. This Loan Agreement and such of the Additional Agreements to which it is a party are the legal, valid and binding obligations of Customer and each Guarantor, enforceable against it or them, as the case may be, in accordance with their respective terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally or by general principles of equity.

(e) COLLATERAL. Subject to any Permitted Liens: (i) Customer has good and marketable title to the Collateral, (ii) none of the Collateral is subject to any lien, encumbrance or security interest, and (iii) upon the filing of all Uniform Commercial Code financing statements executed by Customer with respect to the Collateral in the appropriate jurisdiction(s) and/or the completion of any other action required by applicable law to perfect its liens and security interests, MLBFS will have valid and perfected first liens and security interests upon all of the Collateral.

(f) FINANCIAL STATEMENTS. Except as expressly set forth in Customer's financial statements, all financial statements of Customer furnished to MLBFS have been prepared in conformity with generally accepted accounting principles, consistently applied, are true and correct, and fairly present the financial condition of it as at such dates and the results of its operations for the periods then ended; and since the most recent date covered by such financial statements, there has been no material adverse change in any such financial condition or operation. All financial statements fumished to MLBFS of any Guarantor are true and correct and fairly represent such Guarantors financial condition as of the date of such financial statements, and since the most recent


                                                                     Exhibit 6.5
date of such financial statements, there has been no material adverse change in such financial condition.

(g) LITIGATION. No litigation, arbitration, administrative or governmental proceedings are pending or, to the knowledge of Customer, threatened against Customer or any Guarantor, which would, if adversely determined, materially and adversely affect the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any such Guarantor or the continued operations of Customer.

(h) TAX RETURNS. All federal, state and local tax returns, reports and statements bAllenced to be filed by Customer and each Guarantor have been filed with the appropriate governmental agencies and all taxes due and payable by Customer and each Guarantor have been timely paid (except to the extent that any such failure to file or pay will not materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer).

(i) COLLATERAL LOCATION. All of the tangible Collateral is located at a Location of Tangible Collateral.

Each of the foregoing representations and warranties are continuing and shall be deemed remade by Customer concurrently with each request for a WCMA Loan.

5. FINANCIAL AND OTHER INFORMATION

Customer shall furnish or cause to be furnished to MLBFS during the term of this Loan Agreement all of the following:

(a) ANNUAL FINANCIAL STATEMENTS. Within 120 days after the close of each fiscal year of Customer, Customer shall furnish or cause to be furnished to MLBFS: (i) a copy of the annual reviewed financial statements of Customer consisting of at least a bAllence sheet as at the close of such fiscal year and related statements of income, retained earnings and cash flows, reviewed by its current independent accountants or other independent accountants reasonably acceptable to MLBFS and certified by its chief financial officer, and (ii) the bAllence sheet of each individual Guarantor as of said fiscal year-end, certified by such Guarantor.

(b) INTERIM FINANCIAL STATEMENTS. Within 45 days after the close of each fiscal quarter of Customer, Customer shall furnish or cause to be furnished to MLBFS:
(i) a statement of profit and loss for the fiscal quarter then ended, and (ii) a bAllence sheet as at the close of such fiscal quarter; all in reasonable detail and certified by its chief financial officer.

(c) AGING OF ACCOUNTS. Within 45 days after the close of each fiscal quarter of Customer, Customer shall furnish or cause to be furnished to MLBFS an aging of its Accounts and any Chattel Paper, certified by its chief financial officer.

(d) OTHER INFORMATION. Customer shall furnish or cause to be furnished to MLBFS such other information as MLBFS may from time to time reasonably request relating to Customer, any Guarantor or the Collateral.


                                                                     Exhibit 6.5

6. OTHER COVENANTS

Customer further agrees during the term of this Loan Agreement that:

(a) FINANCIAL RECORDS; INSPECTION. Customer will: (i) maintain at its principal place of business complete and accurate books and records, and maintain all of its financial records in a manner consistent with the financial statements heretofore furnished to MLBFS, or prepared on such other basis as may be approved in writing by MLBFS; and (ii) permit MLBFS or its duly authorized representatives, upon reasonable notice and at reasonable times, to inspect its properties (both real or personal), operations, books and records.

(b) TAXES. Customer and each Guarantor will pay when due all taxes, assessments and other governmental charges, howsoever designated, and all other liabilities and obligations, except to the extent that any such failure to pay will not materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor or the continued operations of Customer,

(c)COMPLIANCE WITH LAWS AND AGREEMENTS. Neither Customer nor any Guarantor will violate any law, regulation or other governmental requirement, any judgment or order of any court or governmental agency or authority, or any agreement, instrument or document to which it is a party or by which it is bound, if any such violation will materially and adversely affect either the liens and security interests of MLBFS hereunder or under any of the Additional Agreements, the financial condition of Customer or any Guarantor, or the continued operations of Customer.

(d) CONTINUITY. Except upon the prior written consent of MLBFS, which consent will not be unreasonably withheld: (i) Customer will not be a party to any merger or consolidation with, or purchase or otherwise acquire all or substantially all of the assets or stock of, or any material partnership or joint venture interest in any person or entity, or sell, transfer or lease all or any substantial part of its assets if any such action causes a material change in its control or principal business, or a material adverse change in its financial condition or operations; (ii) Customer will preserve its existence and good standing in the jurisdictions of establishment and operation, and will not operate in any material business other than a business substantially the same as its business as of the date of application by Customer for credit from MLBFS; and (iii) Customer will not cause or permit any material change in its controlling ownership, controlling senior management or, except upon not less than 30 days prior written notice to MLBFS, its name or principal place of business.

(e) MINIMUM NET WORTH AND SUBORDINATED DEBT. The sum of (x) Customer's aggregate subordinated debt and (y) Customer's "tangible net worth" shall at all times maintain a minimum of $1,400,000.00. For the purposes hereof, the term "tangible net worth" shall mean Customers net worth as shown on Customer's regular financial statements prepared in a manner consistent with the terms hereof, but excluding an amount equal to (i) any assets which are ordinarily classified as "intangible" in accordance with generally accepted accounting principles, and
(ii) any amounts now or hereafter directly or indirectly owing to Customer by officers, shareholders or affiliates of Customer (including any subordinated debt).


                                                                     Exhibit 6.5

(f) DEBT TO WORTH. The ratio of Customer's total debt to Customer's tangible net worth plus subordinate debt, determined as aforesaid, shall not at any time exceed 3.5 to 1.

(g) LOANS AND TRANSFERS. Customer shall not without the prior written consent of MLBFS directly or indirectly lend any moneys to, or transfer any assets or property to either Ladd's Stockton Marina, Inc., or any other person or entity (other than arms length transfers for fair consideration in the ordinary course of business).

7. COLLATERAL

(a) PLEDGE OF COLLATERAL. To secure payment and performance of the Obligations, Customer hereby pledges, assigns, transfers and sets over to MLBFS, and grants to MLBFS first liens and security interests in and upon all of the Collateral, subject only to Permitted Liens.

(b) LIENS. Except upon the prior written consent of MLBFS, Customer shall not create or permit to exist any lien, encumbrance or security interest upon or with respect to any Collateral now owned or hereafter , acquired other than Permitted Liens.

(c)PERFORMANCE OF OBLIGATIONS. Customer shall perform all of its obligations owing on account of or with respect to the Collateral; it being understood that nothing herein, and no action or inaction by MLBFS, under this is Loan Agreement or otherwise, shall be deemed an assumption by MLBFS of any of Customer's said obligations.

(d) SALES AND COLLECTIONS. So long as no Event of Default shall have occurred and is continuing, Customer may in the ordinary course of its business: (i) sell any Inventory normally held by Customer for sale, use or (ii) consume any materials and supplies normally held by Customer for use or consumption, and
(iii) collect of its all Accounts. Customer shall take such action with respect to protection of its Inventory and the other Collateral and the collection of its Accounts as MLBFS may from time to time reasonably request.

(e) ACCOUNT SCHEDULES. Upon the request of MLBFS, made now or at any reasonable time or times hereafter, Customer shall deliver to MLBFS, in addition to the other information required hereunder, a schedule identifying, for each Account and all Chattel Paper subject to MLBFS' security interests hereunder, each Account Debtor by name and address and amount, invoice or contract number and date of each invoice or contract. Customer shall furnish to MLBFS such additional information with respect to the Collateral, and amounts received by Customer as proceeds of any of the Collateral, as MLBFS may from time a to time reasonably request.

(f) ALTERATIONS AND MAINTENANCE. Except upon the prior written consent of MLBFS, Customer shall not make or permit any material alterations to any tangible Collateral which might materially reduce or impair its market value or utility. Customer shall at all times keep the tangible Collateral in good condition and repair and shall pay or cause to be paid all obligations arising from the repair and maintenance of such Collateral, as well as all obligations with respect to each Location of Tangible Collateral, except for any such obligations being contested by Customer in good faith by appropriate proceedings.


                                                                     Exhibit 6.5

(g) LOCATION. Except for movements required in the ordinary course of Customer's business, Customer shall give MLBFS 30 days' prior written notice of the placing at or movement of any tangible Collateral to any location other than a Location of Tangible Collateral. In no event shall Customer cause or permit any material tangible Collateral to be removed from the United States without the express prior written consent of MLBFS.

(h) INSURANCE. Customer shall insure all of the tangible Collateral under a policy or policies of physical damage insurance providing that losses will be payable to MLBFS as its interests may appear pursuant to a Lender's Loss Payable Endorsement and containing such other provisions as may be reasonably required by MLBFS. Customer shall further provide and maintain a policy or policies of comprehensive public liability insurance naming MLBFS as an additional party insured. Customer shall maintain such other insurance as may be required by law or is customarily maintained by companies in a similar business or otherwise reasonably required by MLBFS. All such insurance shall provide that MLEBFS will receive not less than 10 days prior written notice of any cancellation, and shall otherwise be in form and amount and with an insurer or insurers reasonably acceptable to MLBFS. Customer shall furnish MLBFS with a copy or certificate of each such policy or policies and, prior to any expiration or cancellation, each renewal or replacement thereof.

(i) EVENT OF LOSS. Customer shall at its expense promptly repair all repairable damage to any tangible Collateral. In the event that any tangible Collateral is damaged beyond repair, lost, totally destroyed or confiscated (an "Event of Loss") and such Collateral had a value prior to such Event of Loss of $25,000.00 or more, then, on or before the first to occur of (i) 90 days after the occurrence of such Event of Loss, or (ii) 10 Business Days after the date on which either Customer or MLBFS shall receive any proceeds of insurance on account of such Event of Loss, or any underwriter of insurance on such Collateral shall advise either Customer or MLBFS that it disclaims liability in respect of such Event of Loss, Customer shall, at Customer's option, either replace the Collateral subject to such Event of Loss with comparable Collateral free of all liens other than Permitted Liens (in which event Customer shall be entitled to utilize the proceeds of insurance on account of such Event of Loss for such purpose, and may retain any excess proceeds of such insurance), or consent to a reduction in the WCMA Line of Credit in an amount equal to the actual cash value of such Collateral as determined by either the applicable insurance company's payment (plus any applicable deductible) or, in absence of insurance company payment, as reasonably determined by MLBFS. Notwithstanding the foregoing, if at the time of occurrence of such Event of Loss or any time thereafter prior to replacement or line reduction, as aforesaid, an Event of Default shall occur hereunder, then MLBFS may at its sole option, exercisable at any time while such Event of Default shall be continuing, require Customer to either replace such Collateral or, on its own volition and without the consent of Customer, reduce the WCMA Line of Credit, as aforesaid.

(j) NOTICE OF CERTAIN EVENTS. Customer shall give MLBFS immediate notice of any attachment, lien, judicial process, encumbrance or claim affecting or involving $25,000.00 or more of the Collateral.

(k) INDEMNIFICATION. Customer shall indemnify, defend and save MLBFS harmless from and against any and all claims, liabilities, losses, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) of any


                                                                     Exhibit 6.5
nature whatsoever which may be asserted against or incurred by MLBFS arising out of or in any manner occasioned by (i) the ownership, collection, possession, use or operation of any Collateral, or (ii) any failure by Customer to perform any of its obligations hereunder; excluding, however, from said indemnity any such claims, liabilities, etc. arising directly out of the willful wrongful act or active gross negligence of MLBFS. This indemnity shall survive the expiration or termination of this Loan Agreement as to all matters arising or accruing prior to such expiration or termination.

8. EVENTS OF DEFAULT

The occurrence of any of the following events shall constitute an "Event of Default" under this Loan Agreement


(a) FAILURE TO PAY. Customer shall fail to pay to MLBFS or deposit into the WCMA Account when due any amount owing or required to be deposited by Customer under this Loan Agreement, or shall fail to pay when due any other Obligations, and any such failure shall continue for more than 5 Business Days after written notice thereof shall have been given by MLBFS to Customer.

(b) FAILURE TO PERFORM. Customer or any Guarantor shall default in the performance or observance of any covenant or agreement on its part to be performed or observed under this Loan Agreement or any of the ,Additional Agreements (not constituting an Event of Default under any other clause of this Section), and such default shall continue unremedied for 10 Business Days after written notice thereof shall have been given by MLBFS to Customer.

(c) BREACH OF WARRANTY. Any representation or warranty made by Customer or any Guarantor contained in this Loan Agreement or any of the Additional Agreements shall at any time prove to have been incorrect in any material respect when made.

(d) DEFAULT UNDER OTHER AGREEMENT. A default or Event of Default by Customer or any Guarantor shall occur under the terms of any other agreement, instrument or document with or intended for the benefit of MLBFS, MLPF&S or any of their affiliates, and any required notice shall have been given and required passage of time shall have elapsed.

(e) BANKRUPTCY, ETC. A proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt or receivership law or statute shall be filed by Customer or any Guarantor, or any such proceeding shall be filed against Customer or any Guarantor and shall not be dismissed or withdrawn within 60 days after filing, or Customer or any Guarantor shall make an assignment for the benefit of creditors, or Customer or any Guarantor shall become insolvent or generally fail to pay, or admit in writing its inability to pal, its debts as they become due.

(f) MATERIAL IMPAIRMENT. Any event shall occur which shall reasonably cause MLBFS to in good faith believe that the prospect of payment or performance by Customer or any Guarantor has been materially impaired.

(g) ACCELERATION OF DEBT TO OTHER CREDITORS. Any event shall occur which results in the acceleration of the maturity of any indebtedness of $100,000.00 or more


                                                                     Exhibit 6.5
of Customer or any Guarantor to another creditor under any indenture, agreement, undertaking, or otherwise.

(h) SEIZURE OR ABUSE OF COLLATERAL. The Collateral, or any material part thereof, shall be or become subject to any material abuse or misuse, or any levy, attachment, seizure or confiscation which is not released within 10 Business Days.

9. REMEDIES

(a) REMEDIES UPON DEFAULT. Upon the occurrence and during the continuance of any Event of Default, MLBFS may at its sole option do any one or more or all of the following, at such time and in such order as MLBFS may in its sole discretion choose:

(i) TERMINATION. MLBFS may without notice terminate the WCMA Line of Credit and all obligations to provide the WCMA Line of Credit or otherwise extend any credit to or for the benefit of Customer, and upon any such termination MLBFS shall be relieved of all such obligations.

(ii) ACCELERATION. MLBFS may declare the principal of and interest on the WCMA Loan BAllence, and all other Obligations to be forthwith due and payable, whereupon all such amounts shall be immediately due and payable, without presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate or other notice or formality of any kind, all of which are hereby expressly waived.

(iii) EXERCISE RIGHTS OF SECURED PARTY. MLBFS may exercise any or all of the remedies of a secured party under applicable law, including, but not limited to, the UCC, and any or all of its other rights and remedies under this Loan Agreement and the Additional Agreements.

(iv) POSSESSION. MLBFS may require Customer to make the Collateral and the records pertaining to the Collateral available to MLBFS at a place designated by MLBFS which is reasonably convenient, or may take possession of the Collateral and the records pertaining to the Collateral without the use of any judicial process and without any prior notice to Customer.

(v) SALE. MLBFS may sell any or all of the Collateral at public or private sale upon such terms and conditions as MLBFS may reasonably deem proper. MLBFS may purchase any Collateral at any such public sale. The net proceeds of any such public or private sale and all other amounts actually collected or received by MLBFS pursuant hereto, after deducting all costs and expenses incurred at any time in the collection of the Obligations and in the protection, collection and sale of the Collateral, will be applied to the payment of the Obligations, with any remaining proceeds paid to Customer or whoever else may be entitled there o, and with Customer and each Guarantor remaining jointly and severally liable for any amount remaining unpaid after such application.

(vi) DELIVERY OF CASH, CHECKS, ETC. MLBFS may require Customer to forthwith upon receipt, transmit and deliver to MLBFS in the form received, all cash, checks, drafts and other instruments for the payment of money (properly endorsed, where required, so that such items may be collected by MLBFS) which may be received by Customer at any time in full or partial payment of any Collateral, and require


                                                                     Exhibit 6.5
that Customer not commingle any such items which may be so received by Customer with any other of its funds or property but instead hold them separate and apart and in trust for MLBFS until delivery is made to MLBFS.

(vii) NOTIFICATION OF ACCOUNT DEBTORS. MLBFS may notify any Account Debtor that its Account or Chattel Paper has been assigned to MLBFS and direct such Account Debtor to make payment directly to MLBFS of all amounts due or becoming due with respect to such Account or Chattel Paper; and MLBFS may enforce payment and collect, by legal proceedings or otherwise, such Account or Chattel Paper.

(viii) CONTROL OF COLLATERAL. MLBFS may otherwise take control in any lawful manner of any cash or non-cash items of payment or proceeds of Collateral and of any rejected, returned, stopped in transit or repossessed goods included in the Collateral and endorse Customer's name on any item of payment on or proceeds of the Collateral.

(b) SET-OFF. MLBFS shall have the further right upon the occurrence and during the continuance of an Event of Default to set-off, appropriate and apply toward payment of any of the Obligations, in such order of application as MLBFS may from time to time and at any time elect, any cash, credit, deposits, accounts, securities and any other property of Customer which is in transit to or in the possession, custody or control of MLBFS, MLPF&S or any agent, bailee, or affiliate of MLBFS or MLPF&S, including, without limitation, the WCMA Account and any Money Accounts, and all cash and securities therein or controlled thereby, and all proceeds thereof. Customer hereby collaterally assigns and grants to MLBFS a security interest in all such property as additional Collateral.

(c) REMEDIES ARE SEVERABLE AND CUMULATIVE. All rights and remedies of MLBFS herein are severable and cumulative and in addition to all other rights and remedies available in the Additional Agreements, at law or in equity, and any one or more of such rights and remedies may be exercised simultaneously or successively.

(d) NOTICES. To the fullest extent permitted by applicable law, Customer hereby irrevocably waives and releases MLBFS of and from any and all liabilities and penalties for failure of MLBFS to comply with any statutory or other requirement imposed upon MLBFS relating to notices of sale, holding of sale or reporting of any sale, and Customer waives all rights of redemption or reinstatement from any such sale. Any notices required under applicable law shall be reasonably and properly given to Customer if given by any of the methods provided herein at least 5 Business Days prior to taking action. MLBFS shall have the right to postpone or adjourn any sale or other disposition of Collateral at any time without giving notice of any such postponed or adjourned date. In the event MLBFS seeks to take possession of any or all of the Collateral by court process, Customer further irrevocably waives to the fullest extent permitted by law any bonds and any surety or security relating thereto required by any statute, court rule or otherwise as an incident to such possession, and any demand for possession prior to the commencement of any suit or action.

10. MISCELLANEOUS

(a) NON-WAIVER. No failure or delay on the part of MLBFS in exercising any right, power or remedy pursuant to this Loan Agreement or any of the Additional


                                                                     Exhibit 6.5

Agreements shall operate as a waiver thereof, and no single or partial exercise of any such right, power or remedy shall preclude any other or further exercise thereof, or the exercise of any other right, power or remedy. Neither any waiver of any provision of this Loan Agreement or any of the Additional Agreements, nor any consent to any departure by Customer therefrom, shall be effective unless the same shall be in writing and signed by MLBFS. Any waiver of any provision of this Loan Agreement or any of the Additional Agreements and any consent to any departure by Customer from the terms of this Loan Agreement or any of the Additional Agreements shall be effective only in the specific instance and for the specific purpose for which given. Except as otherwise expressly provided herein, no notice to or demand on Customer shall in any case entitle Customer to any other or further notice or demand in similar or other circumstances.

(b) DISCLOSURE. Customer and each Guarantor hereby irrevocably authorizes MLBFS and each of its affiliates, including without limitation MLPF&S, to at any time (whether or not an Event of Default shall have occurred) obtain from and disclose to each other any and all financial and other information about Customer or any Guarantor.


(c) COMMUNICATIONS. All notices and other communications required or permitted hereunder shall be in writing, and shall be either delivered personally, mailed by postage prepaid certified mail or sent by express overnight courier or by facsimile. Such notices and communications shall be deemed to be given on the date of personal delivery, facsimile transmission or actual delivery of certified mail, or one Business Day alter delivery to an express overnight courier. Unless otherwise specified in a notice sent or delivered in accordance with the terms hereof, notices and other communications in writing shall be given to the parties hereto at their respective addresses set forth at the beginning of this Loan Agreement, or, in the case of facsimile transmission, to the parties at their respective regular facsimile telephone number.

(d) COSTS, EXPENSES AND TAXES. Customer shall upon demand pay or reimburse MLBFS for: (i) all Uniform Commercial Code filing and search fees and expenses incurred by MLBFS in connection with the verification, perfection or preservation of MLBFS' rights hereunder or in the Collateral or any other collateral for, the Obligations; (ii) any and all stamp, transfer and other taxes and fees payable or determined to be payable in connection with the execution, delivery and/or recording of this Loan Agreement or any of the Additional Agreements; and (iii) all reasonable fees and out-of-pocket expenses (including, but not limited to, reasonable fees and expenses of outside counsel) incurred by MLBFS in connection with the enforcement of this Loan Agreement or any of the Additional Agreements or the protection of MLBFS' rights hereunder or thereunder, excluding, however, salaries and expenses of MLBFS' employees. The obligations of Customer under this paragraph shall survive the expiration or termination of this Loan Agreement and the discharge of the other Obligations.

(e) RIGHT TO PERFORM OBLIGATIONS. If Customer shall fail to do any act or thing which it has covenanted to do under this Loan Agreement or any representation or warranty on the part of Customer contained in this Loan Agreement shall be breached, MLBFS may, in its sole discretion, after 5 days written notice is sent to Customer (or such lesser notice, including no notice, as is reasonable under the circumstances), do the same or cause it to be done or remedy any such breach, and may expend its funds for such purpose. Any and all reasonable


                                                                     Exhibit 6.5
amounts so expended by MLBFS shall be repayable to MLBFS by Customer upon demand, with interest at the Interest Rate during the period from and including the date funds are so expanded by MLBFS to the date of repayment, and all such amounts shall be additional Obligations. The payment or performance by MLBFS of any of Customer's obligations hereunder shall not relieve Customer of said obligations or of the consequences of having failed to pay or perform the same, and shall not waive or be deemed a cure of any Event of Default.

(f) LATE CHARGE. Any payment required to be made by Customer pursuant to this Loan Agreement not paid within 10 days of the applicable due date shall be subject to a late charge in an amount equal to the lesser of: (i) 5% of the overdue amount, or (ii) the maximum amount permitted by applicable law. Such late charge shall be payable on demand, or, without demand, may in the sole discretion of MLBFS be paid by a WCMA Loan and added to the WCMA Loan BAllence in the same manner as provided herein for accrued interest.

(g) FURTHER ASSURANCES. Customer agrees to do such further acts and things and to execute and deliver to MLBFS such additional agreements, instruments and documents as MLBFS may reasonably require or deem advisable to effectuate the purposes of this Loan Agreement or any the Additional Agreements, or to establish, perfect and maintain MLBFS' security interests and liens upon the Collateral, including, but not limited to: (i) executing financing statements or amendments thereto when and as reasonably requested by MLBFS; and (ii) if in the reasonable judgment of MLBFS it is required by local law, causing the owners and/or mortgagees of the real property on which any Collateral may be located to execute and deliver to MLBFS waivers or subordinations reasonably satisfactory to MLBFS with respect to any rights in such Collateral.

(h) BINDING EFFECT. This Loan Agreement and the Additional Agreements shall be binding upon, and shall inure to the benefit of MLBFS, Customer and their respective successors and assigns. Customer shall not assign any of its rights or delegate any of its obligations under this Loan Agreement or any of the Additional Agreements without the prior written consent of MLBFS. Unless otherwise expressly agreed to in a writing signed by MLBFS, no such consent shall in any event relieve Customer of any of its obligations under this Loan Agreement or the Additional Agreements.

(i) HEADINGS. Captions and section and paragraph headings in this Loan Agreement are inserted only as a matter of convenience, and shall not affect the interpretation hereof.

(j) GOVERNING LAW. This Loan Agreement, and, unless otherwise expressly provided therein, each of the Additional Agreements, shall be governed in all respects by the laws of the State of Illinois.

(k) SEVERABILITY OF PROVISIONS. Whenever possible, each provision of this Loan Agreement and the Additional Agreements shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Loan Agreement or any of the Additional Agreements which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Loan Agreement and the Additional Agreements or affecting the validity or enforceability of such provision in any other jurisdiction.


                                                                     Exhibit 6.5

(l) TERM. This Loan Agreement shall become effective on the date accepted by MLBFS at its office in Chicago, Illinois, and, subject to the terms hereof, shall continue in effect so long thereafter as the WCMA Line of Credit shall be in effect or there shall be any Obligations outstanding.

(m) INTEGRATION. THIS LOAN AGREEMENT, TOGETHER WITH THE ADDITIONAL AGREEMENTS, CONSTITUTES THE ENTIRE UNDERSTANDING AND REPRESENTS THE FULL AND FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR WRITTEN AGREEMENTS OR PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS OF THE PARTIES. Without limiting the foregoing, Customer acknowledges that: (i) no promise or commitment has been made to it by MLBFS, MLPF&S or any of their respective employees, agents or representatives to extend the availability of the WCMA Line of Credit or the due date of the WCMA Loan BAllence beyond the current Maturity Date, or to increase the Maximum WCMA Line of Credit, or otherwise extend any other credit to Customer or any other party; (ii) no purported extension of the Maturity Date, increase in the Maximum WCMA Line of Credit or other extension or agreement to extend credit shall be valid or binding unless expressly set forth in a written instrument signed by MLBFS; and (iii) except as otherwise expressly provided here in, this Loan Agreement supersedes and replaces any and all proposals, letters of intent and approval and commitment letters from MLBFS to Customer, none of which shall be considered an Additional Agreement. No amendment or modification of this Agreement or any of the Additional Agreements to which Customer is a party shall be effective unless in a writing signed by both MLI IFS and Customer.

(n) JURISDICTION; WAIVER. CUSTOMER ACKNOWLEDGES THAT THIS LOAN AGREEMENT IS BEING ACCEPTED BY MLBFS IN PARTIAL CONSIDERATION OF MLBFS' RIGHT AND OPTION, IN ITS SOLE DISCRETION, TO ENFORCE THIS LOAN AGREEMENT AND THE ADDITIONAL AGREEMENTS IN EITHER THE STATE OF ILLINOIS OR IN ANY OTHER JURISDICTION WHERE CUSTOMER OR ANY COLLATERAL FOR THE OBLIGATIONS MAY BE LOCATED. CUSTOMER CONSENTS TO JURISDICTION IN THE STATE OF ILLINOIS AND VENUE IN ANY STATE OR FEDERAL COURT IN THE. COUNTY OF COOK FOR SUCH PURPOSES, AND CUSTOMER WAIVES ANY AND ALL RIGHTS TO CONTEST SAID JURISDICTION AND VENUE. CUSTOMER FURTHER WAIVES ANY RIGHTS TO COMMENCE ANY ACTION AGAINST MLBFS IN ANY JURISDICTION EXCEPT IN THE COUNTY OF COOK AND STATE OF ILLINOIS. MLBFS AND CUSTOMER HEREBY EACH EXPRESSLY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES AGAINST THE OTHER PARTY WITH RESPECT TO ANY MATTER RELATING TO, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE WCMA LINE OF CREDIT, THIS LOAN AGREEMENT, ANY ADDITIONAL AGREEMENTS AND/OR ANY OF THE TRANSACTIONS WHICH ARE THE SUBJECT MATTER OF THIS LOAN AGREEMENT.


                                                                     Exhibit 6.5

IN WITNESS WHEREOF, this Loan Agreement has been executed as of the day and year first above written


PHYSIOLOGIC REPS, INC. D/B/A PRI

By:
/S/ Allen Bonnifield                    /S/ Susan Bonnifield
------------------------                 ------------------------
    Signature (1)                            Signature (2)

    Allen Bonnifield                         Susan Bonnifield
------------------------                 ------------------------
    Printed Name                              Printed Name

      President                                    CEO
------------------------                 ------------------------
        Title                                      Title

    Accepted at Chicago, Illinois:
    MERRILL LYNCH BUSINESS FINANCIAL
    SERVICES INC.

By:
   ---------------------------------







                                                                     Exhibit 6.5

                                                                     Exhibit 6.6

                      PLAN AND AGREEMENT OF REORGANIZATION

                                     BETWEEN

                          PULSE MEDICAL PRODUCTS, INC.
                                       AND
                       MEDICAL RESOURCES MANAGEMENT, INC.
                   RELATING TO THE EXCHANGE OF COMMON STOCK OF
                          PULSE MEDICAL PRODUCTS, INC.
                                       FOR
               COMMON STOCK OF MEDICAL RESOURCES MANAGEMENT, INC.
                              DATED MARCH 31, 1997

                                TABLE OF CONTENTS

PLAN OF REORGANIZATION  .   .   .   .   .   .   .   .   .   .   .   .   .   1

AGREEMENT   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   1

SECTION 1         TRANSFER OF PMP SHARES    .   .   .   .   .   .   .   .   1

SECTION 2         ISSUANCE OF EXCHANGE STOCK AND ADDITIONAL
                  STOCK TO PMP SHAREHOLDERS .   .   .   .   .   .   .   .   2

SECTION 3         CLOSING    .   .   .   .  .   .   .   .   .   .   .   .   3

SECTION 4         REPRESENTATIONS AND WARRANTIES BY PMP AND
                  CERTAIN SHAREHOLDERS   .  .  .  .  .  .  .  .  .  .   .   5

SECTION 5         REPRESENTATIONS AND WARRANTIES BY MRM .  .  .  .  .   .   10

SECTION 6         ACCESS AND INFORMATION .  .  .  .  .  .  .  .  .  .   .   14

SECTION 7         COVENANTS OF PMP   .   .  .  .  .  .  .  .  .  .  .   .   14

SECTION 8         COVENANTS OF MRM   .   .  .  .  .  .  .  .  .  .  .   .   16

SECTION 9         ADDITIONAL COVENANTS OF THE PARTIES   .  .  .  .  .   .   17

SECTION 10        SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS .   18
SECTION 11        CONDITIONS PRECEDENT TO OBLIGATIONS OF PARTIES    .   .   18

SECTION 12        TERMINATION, AMENDMENT, WAIVER  .  .  .  .  .  .  .   .   21

SECTION 13        MISCELLANEOUS  .   .   .  .  .  .  .  .  .  .  .  .   .   23

EXHIBIT LIST .   .   .   .   .   .   .   .  .  .  .  .  .  .  .  .  .   .   27

SCHEDULE LIST    .   .   .   .   .   .   .  .  .  .  .  .  .  .  .  .   .   27



                                                                     Exhibit 6.6

                      PLAN AND AGREEMENT OF REORGANIZATION

         This PLAN AND AGREEMENT OF REORGANIZATION ("Agreement") is entered into on this 31st day of March, 1997, by and between MEDICAL RESOURCES MANAGEMENT, INC., a Nevada corporation ("MRM") and PULSE MEDICAL PRODUCTS, INC., an Idaho corporation ("PMP") , and those persons listed in Exhibit A hereto, being all of the shareholders of PMP who own individually at least five percent (5%) of the outstanding stock of PMP and together hold over 50% of the outstanding stock of PMP as of the date this Agreement is executed.

                             PLAN OF REORGANIZATION

         The transaction contemplated by this Agreement is intended to be a "tax free" exchange as contemplated by the provisions of Sections 351 and 368 (a) (1)
(B) of the Internal Revenue Code of 1986, as amended. MRM will acquire up to 100% of PMP's issued and outstanding common stock, ($1.00 par value per share) and all warrants and options outstanding (the "PMP Stock" or the "PMP Shares"), in exchange for approximately 400,000 shares of MRM's common stock, $0.001 par value per share (the "Exchange Stock"). Upon the consummation of the exchange transaction and the issuance and transfer of the MRM common stock as set forth in Section 2 hereinbelow, PMP Shareholders could hold approximately 6% of the then outstanding common stock of MRM. The Exchange Transaction will result in PMP becoming a wholly owned subsidiary of MRM.

                                    AGREEMENT

                                    SECTION 1
                             TRANSFER OF PMP SHARES

         1.1 All shareholders of PMP (the "Shareholders" or the "PMP Shareholders"), as of the date of Closing as such term is defined in Section 3 herein (the "Closing" or the "Closing Date"),, shall transfer, assign, convey and deliver to MRM at the date of Closing, certificates representing 100% of the PMP Shares or such lesser percentage as shall be acceptable to MRM, but in no event less than 95% of the PMP Shares. The transfer of the PMP Shares shall be made free and clear of all liens, mortgages, pledges, encumbrances or charges, whether disclosed or undisclosed, except as the PMP Shareholders and MRM shall have otherwise agreed in writing.







                                                                     Exhibit 6.6

                                    SECTION 2

                    ISSUANCE OF EXCHANGE STOCK AND ADDITIONAL
                            STOCK TO PMP SHAREHOLDERS

           2.1 As consideration for the transfer, assignment, conveyance and delivery of the PMP Stock hereunder, MRM shall, at the Closing issue to the PMP Shareholders, pro rata in accordance with each Shareholder's percentage ownership of PMP immediately prior to the Closing, certificates for 325,000 shares (the "Exchange Stock"). The parties intend that the Exchange Stock being issued will be used to acquire all outstanding PMP Shares. To the extent that less than 100% of the PMP Stock is acquired, the number of shares issuable to those PMP Shareholders who have elected to participate in the exchange described in this Agreement (the "Exchange") shall increase proportionately.

           2.2 Additional shares of MRM common stock ("Additional Stock") shall be issued to the PMP Shareholders pro rata in accordance with each Shareholder's percentage ownership of PMP immediately prior to the Closing. The amount of Additional Stock will be based upon the estimated Book Value of PMP as of December 31, 1996, and each MRM share is based upon $1.25 per share. Upon completion of an audit of PMP's October 31, 1995 and 1996 year end, the Book Value of PMP at December 31, 1996 will be extrapolated and Additional Stock will be issued and delivered to the Shareholders. Book Value shall be determined and defined in accordance with generally accepted accounting principles. (Example: If PMP's Book Value at December 31, 1996 is $450,000, MRM will issue and deliver 35,000 Additional Stock - $450,000 divided by $1.25 = 360,000 Shares) .

           2.3 The issuance of the Exchange stock and Additional Stock shall be made free and clear of all liens, mortgages, pledges, encumbrances or charges, whether disclosed or undisclosed, except as the PMP Shareholders and MRM shall have otherwise agreed in ,writing. As provided herein, and immediately prior to the Closing, MRM shall have issued and outstanding: (i) not more than 6,350,000 shares of Common Stock; (ii) not more than 750,000 options outstanding; (iii) not more than 240,000 Class A warrants issued in conjunction with the Private Offering; (iv) not more than 240,000 Class B warrants issued in conjunction with the private Offering; (v) 45,000 warrants held by an investment relations firm; and (vi) shall not have any shares of preferred stock issued and outstanding.

           2.4 None of the Exchange stock or Additional stock issued or to be issued to the PMP Shareholders, nor any of the PMP Stock transferred to MRM hereunder shall, at the time of Closing, be registered under federal securities laws but, rather, shall be issued pursuant to an exemption therefrom and be considered "restricted stock" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). All of such shares shall bear a legend worded substantially as follows:

           "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are `restricted securities' as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred



                                                                     Exhibit 6.6
           except pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company."

  The respective transfer agents of MRM and PMP shall annotate their records to reflect the restrictions on transfer embodied in the legend set forth above. There shall be no requirement that MRM register the Exchange Stock or Additional Stock under the Act, nor shall PMP or the Shareholders be required to register any PMP Shares under the Act.

                                    SECTION 3

                                     CLOSING

           3.1 Closing of Transaction. Subject to the fulfillment or waiver of the conditions precedent set forth in Section 11 hereof, the Closing shall take place on the Closing Date at the offices of Medical Resources Management, Inc., 932 Grand Central Avenue, Glendale, California at 10:00 A.M., local time, or at such other time on the Closing Date as PMP and MRM may mutually agree in writing.

           3.2 Closing Date. The Closing Date of the Exchange shall take place on a date chosen by mutual agreement of PMP and MRM within sixty (60) days from the date of this Agreement, or such later date upon which PMP and MRM may mutually agree in writing, or as extended pursuant to subsection 12.1(b) hereinbelow.

           3.3 Deliveries at Closing.

               (a)    PMP shall deliver or cause to be delivered to MRM at
               Closing:

                      (1) certificates representing all shares, or an amount of shares acceptable to MRM, of the PMP Stock as described in
                      Section 1, each endorsed in blank by the registered owner;

                      (2) an agreement from each Shareholder surrendering his or her shares agreeing to a restriction on the transfer of the Exchange Stock as described in Section 2 hereof;

                      (3) a copy of a consent of PMP's board of directors authorizing PMP to take the necessary steps toward Closing the transaction described by this Agreement in the form set forth in Exhibit B;

                      (4) a copy of a Certificate of Good Standing for PMP issued not more than thirty days prior to Closing by the Idaho Secretary of State;

                      (5) an opinion of Foley & Freeman, Chartered, counsel to PMP, dated the Closing Date, in a form deemed acceptable by MRM and its counsel;


                                                                     Exhibit 6.6

                      (6) Articles of Incorporation and Bylaws of PMP certified as of the Closing Date by the President and Secretary of PMP;

                      (7) all of PMP's corporate records;

                      (8) executed bank forms for MRM bank accounts reflecting a
                      change  in  management   and   signatories  to  said  bank
                      accounts;

                      (9) such other documents, instruments or certificates as shall be reasonably requested by MRM or its counsel.

               (b) MRM shall deliver or cause to be delivered to PMP at Closing:

                      (1) a copy of a consent of MRM's board of directors authorizing MRM to take the necessary steps toward Closing the transaction described by this Agreement in the form set forth in Exhibit C;

                      (2) a copy of a Certificate of Good Standing for MRM issued not more than thirty days prior to Closing by the Secretary of State of California.

                      (3) stock certificate(s) or a computer listing from MRM's transfer agent representing the Exchange Stock to be newly issued by MRM under this Agreement, which certificates shall be in the names of the appropriate PMP Shareholders, each in the appropriate denomination as described in
                      Section 2;

                      (4) an opinion of William B. Barnett, Esq., special counsel to MRM, dated the Closing Date, in a form deemed acceptable by PMP and its counsel;

                      (5) Articles of Incorporation and Bylaws of MRM certified as of the Closing Date by the President and Secretary of MRM

                      (6) such other documents, instruments or certificates as shall be reasonably requested by PMP or its counsel.

           3.4 Filings; Cooperation.

               (a) Prior to the Closing, the parties shall proceed with due diligence and in good faith to make such filings and take such other actions as may be necessary to satisfy the conditions precedent set forth in Section 11 below.

               (b) On and after the Closing Date, MRM, PMP and the Shareholders set forth in Exhibit A shall, on request and without further consideration, cooperate with one another by furnishing or using their best efforts to cause others to furnish any additional information and/or executing and delivering or using their best


                                                                     Exhibit 6.6
               efforts to cause others to execute and deliver any additional documents and/or instruments, and doing or using their best efforts to cause others to do any and all such other things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.


                                    SECTION 4

                        REPRESENTATIONS AND WARRANTIES BY
                          PMP AND CERTAIN SHAREHOLDERS

           4.1 Subject to the schedule of exceptions, attached hereto and incorporated herein by this reference, (which schedules shall be acceptable to MRM), PMP and those Shareholders listed on Exhibit A represent and warrant to MRM as follows:

               (a) Organization and Good Standing of PMP. The Articles of Incorporation of PMP and all Amendments thereto as presently in effect, certified by the Secretary of State of Idaho, and the Bylaws of PMP as presently in effect, certified by the President and Secretary of PMP, have been delivered to MRM and are complete and correct and since the date of such delivery, there has been no amendment, modification or other change thereto.

               (b) Capitalization. PMP's authorized capital stock is 1, 000, 000 shares of $1. 00 par value Common Stock (defined as "PMP Common Stock"), of which 5,000 shares are issued and outstanding prior to the Closing Date, and held of record by four persons, who are currently residents of one of the following jurisdictions: Idaho. All of such outstanding shares are validly issued, fully paid and All securities issued by PMP as of the date of this Agreement have been issued in compliance with all applicable state and federal laws. Except as set forth in Schedule 4.1(b), no other equity securities or debt obligations of PMP are authorized, issued or outstanding.

               (c) Subsidiaries. PMP has no subsidiaries and no other investments, directly or indirectly, or other financial interest in any other corporation or business organization, joint venture or partnership of any kind whatsoever.


               (d) Financial Statements. PMP will deliver to MRM, prior to Closing, a copy of PMP's unaudited financial statements through December 31, 1996, which will be true and complete. The unaudited financial statements through December 31, 1996 will be signed by the President and Secretary of PMP certifying that, to the best of their knowledge, such financial statements are true and complete. Other than changes in the usual and ordinary conduct of the business since December 31, 1996, there have been, and at the Closing Date there will be no material adverse changes in such financial statements.


                                                                     Exhibit 6.6

               (e) Absence of Undisclosed Liabilities. PMP has no liabilities which are not adequately reflected or reserved against in the PMP Financial Statements or otherwise reflected in this Agreement and PMP shall not have as of the Closing Date, any liabilities (secured or unsecured and whether accrued, absolute, direct, indirect or otherwise) which were incurred after December 31, 1996, and would be individually or in the aggregate, material to the results of operations or financial condition of PMP as of the Closing Date.

               (f) Litigation. Except as disclosed in Schedule 4. 1 (f) there are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against PMP or its properties. Except as disclosed in Schedule 4.l (f), there are no actions, suits or proceedings pending, or, to the knowledge of PMP, threatened against or affecting PMP or its affiliated company, any of its officers or directors relating to their positions as such, or any of its properties, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, in connection with the business, operations or affairs of PMP or its affiliated company which might result in any material adverse change in the operations or financial condition of PMP, or which might prevent or materially impede the consummation of the transactions under this Agreement.

               (g) Compliance with Laws. To the best of its knowledge, the operations and affairs of PMP do not violate any law, ordinance, rule or regulation currently in effect, or any order, writ, injunction or decree of any court or governmental agency, the violation of which would substantially and adversely affect the business, financial conditions or operations of PMP.

               (h) Absence of Certain  Changes.  Except as set forth in Schedule
               4. 1 (h), or otherwise disclosed in writing to MRM, since December 31, 1996, (i) PMP has not entered into any material transaction; (ii) there has been no change in the condition
               (financial or otherwise), business, property, prospects, assets or liabilities of PMP as shown on the PMP Financial Statement, other than changes that both individually and in the aggregate do not have a consequence that is materially adverse to such condition, business, property, prospects, assets or liabilities;
               (iii) there has been no damage to, destruction of or loss of any of the properties or assets of PMP (whether or not covered by insurance) materially and adversely affecting the condition (financial or otherwise), business, property, prospects, assets or liabilities of PMP; (iv) PMP has not declared, or paid any dividend or made any distribution on its capital stock, redeemed, purchased or otherwise acquired any of its capital stock, granted any options to purchase shares of its stock, or issued any shares of its capital stock except in conjunction with the private placement described in Schedule 4. 1 (h); (v) there has been no


                                                                     Exhibit 6.6
               material adverse change, except in the ordinary course of business, in the contingent obligations of PMP by way of guaranty, endorsement, indemnity, warranty or otherwise; (vi) there have been no loans made by PMP to its employees, officers or directors; (vii) there has been no waiver or compromise by PMP of a valuable right or of a material debt owed to it; (viii) there has been no extraordinary increase in the compensation of any of PMP's employees; (ix) there has been no agreement or commitment by PMP to do or perform any of the acts described in this Section 4. 1 (h) ; and (x) there has been no other event or condition of any character which might reasonably be expected either to result in a material and adverse change in the condition (financial or otherwise) business, property, prospects, assets or liabilities of PMP or to impair materially the ability of PMP to conduct the business now being conducted.

               (i)  Employees.  There are,  except as  disclosed in Schedule 4.l
               (i), no collective bargaining, bonus, profit sharing, compensation, or other plans, agreements or arrangements between PMP and any of its directors, officers or employees and there is no employment, consulting, severance or indemnification arrangements, agreements or understandings between PMP on the one hand, and any current or former directors, officers or employees of PMP on the other hand.

               (j) Assets. All of the assets reflected on the December 31, 1996, PMP Financial Statements or acquired and held as of the Closing Date, will be owned by PMP on the Closing Date. Except as set forth in Schedule 4.1(j), PMP owns outright and has good and marketable title, or holds valid and enforceable leases, to all of such assets. None of PMP' s equipment used by the PMP in connection with its business has any material defects and all of them are in all material respects in good operating condition and repair, and are adequate for the uses to which they are being put; none of PMP's equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repair. PMP represents that, except to the extent disclosed in Schedule 4.1(j) to this Agreement or reserved against on its balance sheet as of December 31, 1996, it is not aware of any accounts and contracts receivable existing that in its judgment would be uncollectible.

               (k) Tax  Matters.  PMP  represents  that,  except as set forth in
               Schedule 4.1(k) to this Agreement, all federal, foreign, state and local tax returns, reports and information statements required to be filed by or with respect to the activities of PMP have been timely filed. Since December 31, 1996, PMP has not incurred any liability with respect to any federal, foreign, state or local taxes except in the ordinary and regular course of business. Such returns, reports and information statements are true and correct in all material respects insofar as they relate to the activities of PMP. On the date of this Agreement, PMP is not delinquent in the payment of any such tax or assessment, and no deficiencies for any amount of such tax have been proposed or


                                                                     Exhibit 6.6
               assessed. Any tax sharing agreement among or between PMP and any affiliate thereof shall be terminated as of the Closing Date.

               (l) Contracts. Set forth on Schedule 4.1(l) hereto is a true and complete list of all material contracts, agreements or commitments to which PMP is a party or is bound. All such material contracts agreements and commitments are valid and binding on PMP in accordance with their terms.

               (m) Insurance - Set forth on Schedule 4. 1 (m) hereto as a list of insurance policies currently maintained by PMP in full force and effect which provide for coverages which are usual and customary in its business as to amount and scope, and are adequate to protect PMP against any reasonably foreseeable risk of loss.

               (n) Operating Authorities. To the best knowledge of PMP, PMP has all material operating authorities, governmental certificates and licenses. permits, authorizations and approvals ("Permits") required to conduct its business as presently conducted. Such Permits are set forth on Schedule 4.1(n). Since PMP's inception, there has not been any notice or adverse development regarding such Permits; such Permits are in full force and effect; no material violations are or have been recorded in respect of any permit; and no proceeding is pending or threatened to revoke or limit any Permit.

               (o) Continuation of Key Management. To the best knowledge of PMP, all key management personnel of PMP intend to continue their employment with PMP after the Closing. For purposes of this subsection 4.1(o), "key management personnel" shall include Stephen D. Coughlin and Robert H. Clifford.

               (p) Books and Records. The books and records of PMP are complete and correct, are maintained in accordance with good business practice and accurately present and reflect, in all material respects, all of the transactions therein described, and there have been no material transactions involving PMP which properly should have been set forth therein and which have not been accurately so set forth.

               (q) Authority to Execute Agreement. The Board of Directors of PMP, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by PMP of this Agreement, and has duly authorized each of the transactions hereby contemplated. PMP has the power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. PMP has taken all actions required by law, its Articles of Incorporation, as amended, or otherwise to authorize the execution and delivery of this Agreement. This Agreement is valid and binding upon PMP and those Shareholders listed in Exhibit A hereto in accordance with its terms. Neither the execution and delivery of this Agreement


                                                                     Exhibit 6.6
               nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Articles of Incorporation, as amended, or the Bylaws, as amended, of PMP, or any agreement, stipulation, order, writ, injunction, decree, law, rule or regulation applicable to PMP.

               (r) Finder's Fees. PMP is not, and on the Closing Date will not be, liable or obligated to pay any finder's agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

         4.2 Disclosure. At the date of this Agreement, PMP and those Shareholders listed in Exhibit A have, and at the Closing Date they will have, disclosed all events, conditions and facts materially affecting the business and prospects of PMP. PMP and such Shareholders have not now and will not have at the Closing Date, withheld knowledge of any such events, conditions or facts which they know, or have reasonable grounds to know, may materially affect PMP's business and prospects. Neither this Agreement nor any certificate, exhibit, schedule or other written document or statement, furnished to MRM by PMP and/or by such Shareholders in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.


                                    SECTION 5

                      REPRESENTATIONS AND WARRANTIES BY MRM

         5.1 Subject to the schedule of exceptions, attached hereto and incorporated herein by this reference, (which schedules shall be acceptable to PMP) , MRM represents and warrants to PMP and those Shareholders listed in Exhibit A as follows:

               (a) Organization and Good Standing. MRM is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has full corporate power and authority to own or lease its properties and to carry on its business as now being conducted and as proposed to be conducted. MRM is qualified to conduct business as a foreign corporation in no other jurisdiction, and the failure to so qualify in any other jurisdiction does not materially, adversely affect the ability of MRM to carry on its business as most recently conducted. The Articles of Incorporation of MRM and all amendments thereto as presently in effect certified by the Secretary of State of California, and the Bylaws of MRM as presently in effect, certified by the President and Secretary of MRM, have been delivered to PMP and are complete and correct and since the date or such delivery, there has been no amendment, modification or other change thereto.

               (b) Capitalization. MRM's authorized capital stock consists of 100,000,000 shares of $. 001 par value Common Stock (defined above as "MRM Common Stock"), approximately 6,350,000 of which are issued and outstanding, prior to Closing Date (and up to 3,600,000 additional


                                                                     Exhibit 6.6
          shares to be issued and reserved in conjunction with up to 1,200,000 Units, consisting of common stock and warrants, being offered by MRM in a Private Placement). All authorized and/or outstanding options and warrants are set forth on Schedule 5.1(b). Except as set forth in
          Schedule 5.1(b), no other equity securities or debt obligations of MRM are authorized, issued or outstanding and as of the Closing, there will be no other outstanding options, warrants, agreements, contracts, calls, commitments or demands of any character, preemptive or otherwise, other than this Agreement, relating to any of the MRM Common Stock, and there will be no outstanding security of any kind convertible into MRM Common Stock. The shares of MRM Common Stock are free and clear of all liens, charges, claims, pledges, restrictions and encumbrances whatsoever of any kind or nature that would inhibit, prevent or otherwise interfere with the transactions contemplated hereby. All of the outstanding MRM Common Stock are validly issued, fully paid and nonassessable and there are no voting trust agreements or other contracts, agreements or arrangements restricting or affecting voting or dividend rights or transferability with respect to the outstanding shares of MRM Common Stock;

               (c) Issuance of Exchange Stock and Additional Stock. All of the MRM Common Stock to be issued to or transferred to PMP Shareholders pursuant to this Agreement, when issued, transferred and delivered as provided herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be free and clear of all liens, charges, claims, pledges, restrictions and encumbrances whatsoever of any kind or nature, except those restrictions imposed by State or Federal corporate and securities regulations.

               (d) MRM will use its best efforts to forthwith obtain any approval of the transaction set forth in this Agreement by its outstanding shares if required by the General Corporation Law of California;

               (e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by MRM with any of the provisions hereof will:

                    (1) violate or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of MRM or any note, bond, mortgage, indenture, deed of trust, license, agreement or other instrument to which MRM is a party, or by which it or its properties or assets may be bound or affected; or

                    (2) violate any order, writ, injunction or decree, or any statute, rule, permit, or regulation applicable to MRM or any of its properties or assets.

               (f) Financial Statements. MRM will deliver to PMP prior to Closing, copies of all of MRM's unaudited financial statements through


                                                                     Exhibit 6.6

          October 31, 1996, all of which are true and complete and have been prepared in accordance with generally accepted accounting principles.

               (g) Absence of Undisclosed Liabilities. Except as disclosed in MRM's Financial Statements, MRM did not have, as of the Closing Date, any liabilities (secured or unsecured and whether accrued, absolute, direct, indirect or otherwise) which were incurred after October 31, 1996 and would be individually or, in the aggregate, materially adverse to the results of operation or financial condition of MRM.

               (h)  Litigation.  There  are no  outstanding  orders,  judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against MRM or its properties. There are no actions, suits or proceedings pending, or, to the knowledge of MRM, threatened against or relating to MRM. MRM is not, and on the Closing Date will not be, in default under or with respect to any judgment, order, writ, injunction or decree of any court or of any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality; and MRM has, and on the Closing Date will have, complied in all material respects with all laws, rules, regulations and orders applicable to it, if any.

               (i) Tax Matters. Except as set forth in Schedule 5.1(i), all federal, foreign, state and local tax returns, reports and information statements required to be filed by or with respect to the activities of MRM have been filed for all the years and periods for which such returns and statements were due, including extensions thereof. Since October 31, 1996, MRM has not incurred any liability with respect to any federal, foreign, state or local taxes except in the ordinary and regular course of business. Such returns, reports and information statements are true and correct in all material respects insofar as they relate to the activities of MRM. On the date of this Agreement, MRM is not delinquent in the payment of any such tax or assessment, and no deficiencies for any amount of such tax have been proposed or assessed. Any tax sharing agreement among or between MRM and any affiliate thereof shall be terminated as of the Closing Date.

               (j)  Authority  to Execute  Agreement.  The Board of Directors of
          MRM, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by MRM of this Agreement and the Exchange Stock, and has duly authorized each of the transactions hereby contemplated. MRM has the power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. MRM has taken all the actions required by law, its Certificate of Incorporation, as amended, its
          Bylaws, as amended, or otherwise to authorize the execution and delivery of the Exchange Stock pursuant to the provisions hereof. This Agreement is valid and binding upon MRM in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Certificate of Incorporation, as amended, or the Bylaws, as amended of MRM, or any agreement, stipulation,


                                                                     Exhibit 6.6
          order, writ, injunction, decree, law, rule or regulation applicable to MRM.

               (k) Finder's Fees. MRM is not, and on the Closing Date will not be liable or obligated to pay any finder's, agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

               (l) Books and Records. The books and records of MRM are complete and correct, are maintained in accordance with good business practice and accurately present and reflect in all material respects, all of the transactions therein described and there have been no transactions involving MRM which properly should have been set forth therein and which have not been accurately so set forth.

         5.2 Disclosure. MRM has and at the Closing Date it will have, disclosed all events, conditions and facts materially affecting the business and prospects of MRM. MRM has not now and will not have at the Closing Date, withheld knowledge of any such events, conditions and facts which it knows, or has reasonable grounds to know, may materially affect MRM's business and prospects. Neither this Agreement, nor any certificate, exhibit, schedule or other written document or statement, furnished to PMP or the PMP Shareholders by MRM in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.


                                    SECTION 6

                             ACCESS AND INFORMATION

         6.1 As to PMP. Subject to the protections provided by subsection 9.4 herein, PMP shall give to MRM and to MRM's counsel, accountants and other representatives full access during normal business hours throughout the period prior to the Closing, to all of PMP's properties, books, contracts, commitments, and records, including information concerning products and customer base, and patents held by, or assigned to, PMP, and furnish MRM during such period with all such information concerning PMP's affairs as MRM reasonably may request.

         6.2 As to MRM. Subject to the protections provided by subsection 9.4 herein, MRM shall give to PMP, the PMP Shareholders and their counsel, accountants and other representatives, full access, during normal business hours throughout the period prior to the Closing, to all of MRM's properties, books, contracts, Commitments, and records, if any, and shall furnish PMP and the PMP Shareholders during such period with all such information Concerning MRM's affairs as PMP and the PMP Shareholders reasonably may request.


                                                                     Exhibit 6.6

                                    SECTION 7

                    COVENANTS OF PMP AND CERTAIN SHAREHOLDERS

         7.1 No Solicitation. PMP and those Shareholders listed on Exhibit A, to the extent within each Shareholder's control, will use their best efforts to cause its officers, employees, agents and representatives not, directly or indirectly, to solicit, encourage, or initiate any discussions with, or indirectly to solicit, encourage, or initiate any discussions with, or negotiate or otherwise deal with, or provide any information to, any person or entity other than MRM and its officers, employees, and agents, concerning any merger, sale of substantial assets, or similar transaction involving PMP, or any sale of any of its capital stock or of the capital stock held by such Shareholders in excess of 10% or of such Shareholder's current stock holdings except as otherwise disclosed in this Agreement. PMP will notify MRM immediately upon receipt of an inquiry, offer, or proposal relating to any of the foregoing. None of the foregoing shall prohibit providing information to others in a manner in keeping with the ordinary conduct of PMP's business, or providing information to government authorities.

         7.2 Conduct of Business Pending the Transaction. PMP and those Shareholders listed on Exhibit A, to the extent within each Shareholder's control, covenant and agree with MRM that, prior to the consummation of the transaction called for by this Agreement, and Closing, or the termination of this Agreement pursuant to its terms, unless MRM shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, PMP and those Shareholders listed on Exhibit A, to the extent within each Shareholder's control, will comply with each of the following:

               (a) Its business shall be conducted only in the ordinary and usual course. PMP shall use reasonable efforts to keep intact its business organization and good will, keep available the services of its respective officers and employees, and maintain good relations with suppliers, creditors, employees, customers, and others having business or financial relationships with it, and it shall immediately notify MRM of any event or occurrence which is material to, and not in the ordinary and usual course of business of, PMP;

               (b) It shall not (i) amend its Articles of Incorporation or Bylaws or (ii) split, combine, or reclassify any of its outstanding securities, or declare, set aside, or pay any dividend or other distribution on, or make or agree or commit to make any exchange for or redemption of any such securities payable in cash, stock or property;

               (c) It shall not except as described in the next sentence, (i) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, or (ii) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing, except as set forth in this Agreement;

               (d) It shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital


                                                                     Exhibit 6.6
          expenditures or commitment for capital expenditures, except in the ordinary course of business and consistent with past practice;

               (e) It shall not (i)  adopt,  enter  into,  or amend  any  bonus, profit sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination or other employee benefit plan, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director, or employee, or
          (ii) agree to any material (in relation to historical compensation) increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer, director or employee except, with respect to employees who are not officers or directors, in the ordinary course of business in accordance with past practice, or with the written approval of MRM;

               (f) It shall not sell lease, mortgage, encumber, or otherwise dispose of or grant any interest in any of its assets or properties except for: (i) sales, encumbrances, and other dispositions or grants in the ordinary course of business and consistent with past practice;
          (ii) liens for taxes not yet due; (iii) liens or encumbrances that are not material in amount or effect and do not impair the use of the property, or (iv) as specifically provided for or permitted in this Agreement;

               (g) Neither it nor any of its Subsidiaries shall enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in subparagraphs (a) through (f) above;

               (h) It will continue properly and promptly to file when due all federal, state, local, foreign, and other tax returns, reports, and declarations required to be filed by it, and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by it;

               (i) It will comply with all laws and regulations applicable to it and its operations;

               (j) It will maintain in full force and effect insurance coverage of a type and amount customary in its business, but not less than that set forth in Schedule 4.1(m).

                                    SECTION 8

                                COVENANTS OF MRM

         8.1 No Solicitation. MRM will not discuss or negotiate with any other corporation, firm or other person or entertain or consider any inquiries or proposals relating to the possible disposition of its shares of capital stock, or its assets, and will conduct business only in the ordinary course. Notwithstanding the foregoing, MRM shall be free to engage in activities mentioned in the preceding sentence which are designed to further the mutual interests of the parties to this Agreement.


                                                                     Exhibit 6.6

         8.2 Conduct of MRM Pending Closing. MRM covenants and agrees with PMP that, prior to the consummation of the transactions called for by this Agreement, and Closing, or the termination of this Agreement pursuant to its terms, unless PMP shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, MRM will comply with each of the following.

               (a) No change will be made in MRM's Certificate of Incorporation or Bylaws or in MRM's authorized or issued shares of stock, except as may be first approved in writing by PMP. PMP hereby acknowledges and agrees that MRM will continue its efforts to raise additional capital through the sale of its common stock and warrants throughout the period prior to the Closing as contemplated in the Private Placement Memorandum dated November 1, 1996.

               (b) No dividends shall be declared, no stock options granted and no employment agreements shall be entered into with officers or directors in MRM, except as may be first approved in writing by PMP.


                                    SECTION 9

                       ADDITIONAL COVENANTS OF THE PARTIES

         9.1 Cooperation. Both PMP and MRM will cooperate with each other and their respective counsel, accountants and agents in carrying out the transaction contemplated by this Agreement, and in delivering all documents and instruments deemed reasonably necessary or useful by the other party.

         9.2 Expenses. Each of the parties hereto shall pay all of its respective costs and expenses (including attorneys' and accountants' fees, costs and expenses) incurred in connection with this Agreement and the consummation of the transactions contemplated herein.

         9.3 Publicity. Prior to the Closing, any written news releases or public disclosure by either party pertaining to this Agreement shall be submitted to the other party for its review and approval prior to such release or disclosure, provided, however, that (a) such approval shall not be unreasonably withheld, and (b) such review and approval shall not be required of disclosures required to comply, in the judgment of counsel, with federal or state securities or corporate laws or policies.

         9.4 Confidentiality. While each party is obligated to provide access to and furnish information in accordance with Sections 4 and 5 herein, it is understood and agreed that such disclosure and information subsequently obtained as a result of such disclosures are proprietary and confidential in nature. Each party agrees to hold such information in confidence and not to reveal any such information to any person who is not a party to this Agreement, or an officer, director or key employee thereof, and not to use the information obtained for any purpose other than assisting in its due diligence inquiry precedent to the Closing. Upon request of any party, a confidentiality agreement, acceptable to the disclosing party, will be executed by any person selected to receive such proprietary information, prior to receipt of such information.


                                                                     Exhibit 6.6

                                   SECTION 10

                          SURVIVAL OF REPRESENTATIONS.
                            WARRANTIES AND COVENANTS

         10.1 The representations, warranties and covenants of PMP and those Shareholders listed in Exhibit A contained herein shall survive the execution and delivery of this Agreement, the Closing and the consummation of the transactions called for by this Agreement. The representations, warranties and covenants of MRM contained herein shall survive the execution and delivery of this Agreement, the Closing and the consummation of the transactions called for by this Agreement.


                                   SECTION 11

                             CONDITIONS PRECEDENT TO
                             OBLIGATIONS OF PARTIES

         11.1 The obligations of MRM, PMP and those Shareholders listed in Exhibit A under this Agreement shall be subject to the fulfillment, on or prior to the closing, of all conditions elsewhere herein set forth, including, but not limited to, receipt by the appropriate party of all deliveries required by sections 4 and 5 herein, and fulfillment, prior to Closing, of each of the following conditions:

               (a) All representations and warranties made by PMP, Shareholders listed in Exhibit A and MRM in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date;

               (b) PMP, Shareholders listed in Exhibit A and MRM shall have performed or complied with all covenants, agreements and conditions contained in this Agreement on their part required to be performed or complied with at or prior to the Closing.

               (c) All material authorizations, consents or approvals of any and all governmental regulatory authorities necessary in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect.

               (d) The Closing shall not violate any permit or order, decree or judgment of any court or governmental body having competent jurisdiction and there shall not have been instituted any legal or administrative action or proceeding to enjoin the transaction contemplated hereby or seeking damages from any party with respect thereto.

               (e) Each PMP Shareholder acquiring Exchange Stock will be required, at Closing, to submit an agreement confirming that all the Exchange Stock received will be acquired for investment and not with a view to, or for sale in connection with, any distribution thereof, and


                                                                     Exhibit 6.6
          agreeing not to transfer any of the Exchange Stock for a period of one year from the date of the Closing, except to those persons approved by legal counsel to MRM as falling within the exemption from registration under the Securities Act of 1933 and any applicable state securities laws, which transfers do not constitute a public distribution of securities, and in which the transferees execute an investment letter in form and substance satisfactory to counsel for MRM. Each PMP
          Shareholder acquiring Exchange Stock will be required to transfer to MRM at the Closing his/her respective PMP Shares, free and clear of all liens, mortgages, pledges, encumbrances or changes, whether disclosed or undisclosed.

               (f) All schedules, prepared by PMP shall be current or updated as necessary as of the Closing Date.

               (g) Each party shall have  received  favorable  opinions from the
          other  party's   counsel  on  such  matters  in  connection  with  the
          transactions contemplated by this Agreement as are reasonable.

               (h) Each party shall have satisfied itself that since the date of this Agreement the business of the other party has been conducted in the ordinary course. In addition, each party shall have satisfied itself that no withdrawals of cash or other assets have been made and no indebtedness has been incurred since the date of this Agreement, except in the ordinary course of business or with respect to services rendered or expenses incurred in connection with the Closing of this Agreement, unless said withdrawals or indebtedness were either authorized by the terms of this Agreement or subsequently consented to in writing by the parties.

               (i) Each party covenants that, to the best of its knowledge, it has complied in all material respects with all applicable laws, orders and regulations of federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, applicable to their assets, to the business conducted by them and to the transactions contemplated by this Agreement.

               (j) MRM shall have provided to PMP through October 31, 1996, unaudited financial statements prepared in accordance with generally accepted accounting principles.

               (k) PMP shall have provided to MRM unaudited financial statements of PMP for the year then ended, prepared in accordance with generally accepted accounting principles.

               (l) Each party shall have granted to the other party (acting through its management personnel, counsel, accountants or other representatives designated by it) full opportunity to examine its books and records, properties, plants and equipment, proprietary rights and other instruments, rights and papers of all kinds in accordance with Sections 4 and 5 hereof, and each party shall be satisfied to proceed with the transactions contemplated by this Agreement upon completion of such examination and investigation.


                                                                     Exhibit 6.6

               (m) If Shareholders, who in the aggregate own more than five percent (5%) of the PMP Shares, dissent from the proposed share exchange, or are unable or for any reason refuse to transfer any or all of their PMP Shares to MRM in accordance with Section 1 of this Agreement, MRM, at its option, may terminate this Agreement.

               (n) Each party shall have satisfied itself that all transactions contemplated by this Agreement, including those contemplated by the exhibits and schedules attached hereto, shall be legal and binding under applicable statutory and case law of the State of California, including, but not limited to California securities laws and all other applicable state securities laws.

               (o) MRM and PMP shall agree to indemnify each other against any liability to any broker or finder to which that party may become obligated.

               (p) The Exchange shall be approved by the Boards of Directors of both PMP and MRM. Furthermore, the Exchange shall be approved by the shareholders of PMP and MRM, if deemed necessary or appropriate by counsel for the same, within forty-five (45) days following execution of this Agreement. If such a meeting is deemed necessary, the management of PMP and MRM agree to recommend approval to their respective Shareholders and to solicit proxies in support of the same.

               (q) MRM and PMP and their respective legal counsel shall have received copies of all such certificates, opinions and other documents and instruments as each party or its legal counsel may reasonably request pursuant to this Agreement or otherwise in connection with the consummation of the transactions contemplated hereby, and all such certificates, opinions and other documents and instruments received by each party shall be reasonably satisfactory, in form and substance, to each party and its legal counsel.

               (r) Both PMP and MRM shall have the right to waive any or all of the conditions precedent to its obligations hereunder not otherwise legally required; provided, however, that no waiver by a party of any condition precedent to its obligations hereunder shall constitute a waiver by such party of any other condition.


                                   SECTION 12

                         TERMINATION, AMENDMENT, WAIVER

         12.1 This Agreement may be terminated at any time prior to the Closing, and the contemplated transactions abandoned, without liability to either party, except with respect to the obligations of MRM, PMP and the PMP Shareholders under Section 9.4 hereof:

               (a) By mutual agreement of MRM and PMP;


                                                                     Exhibit 6.6

               (b) if the Closing (as defined in Section 3) shall not have taken place on or prior to May 15, 1997, this Agreement can be terminated upon written notice given by MRM or PMP which is not in material default.

               (c) By MRM, if in its reasonable believe there has been a material misrepresentation or breach of warranty on the part of any Shareholder in the representations and warranties set forth in the Agreement.

               (d) By PMP or a majority of those Shareholders listed in Exhibit A (as measured by their equity interest) if, in the reasonable belief of PMP or any such Shareholders, there has been a material misrepresentation or breach of warranty on the part of MRM in the representations and warranties set forth in the Agreement;

               (e) By MRM if, in its opinion or that of its counsel, the Exchange does not qualify for exemption from registration under applicable federal and state securities laws, or qualification, if obtainable, cannot be accomplished in MRM's opinion or that of its counsel, without unreasonable expense or effort;

               (f) By MRM, if, in its opinion or that of its counsel, the Exchange cannot be consummated under California or other relevant state corporate law or, if consummation is possible, that it cannot be accomplished, in MRM's opinion or that of its counsel, without unreasonable expense or effort;

               (g) By MRM or by a majority of those Shareholders listed in Exhibit A (as measured by their equity interest) if either party shall determine in its sole discretion that the Exchange has become inadvisable or impracticable by reason of the institution or threat by state, local or federal governmental authorities or by any other person of material litigation or proceedings against any party [it being understood and agreed that a written request by a governmental authority for information with respect to the Exchange, which information could be used in connection with such litigation or proceedings, may be deemed to be a threat of material litigation or proceedings regardless of whether such request is received before or after the signing of this Agreement];

               (h) By MRM if the business or assets or financial condition of PMP, taken as a whole, have been materially and adversely affected, whether by the institution of litigation or by reason of changes or developments or in operations in the ordinary course of business or otherwise; or, by a majority of those Shareholders listed in Exhibit A (as measured by their equity interest) if the business or assets or financial condition of MRM, taken as a whole, have been materially and adversely affected, whether by the institution of litigation or by reason of changes or developments or in operations in the ordinary course of business or otherwise;

               (i) By MRM if holders of more than five percent (5%) of the PMP Shares fail to tender their stock at the Closing of the Exchange;


                                                                     Exhibit 6.6

               (j) By MRM if, in its sole discretion, it should appear that the combined entity will not be auditable;

               (k) By PMP if MRM fails to perform material conditions set forth in Section 11 herein;

               (l) By PMP if examination of MRM's books and records  pursuant to
          Section 5 herein uncovers a material deficiency;

               (m) By MRM if PMP fails to perform material conditions set forth in Section 11 herein; and

               (n) By MRM if examination of PMP's books and records  pursuant to
          Section 4 herein uncovers a material deficiency.


                                   SECTION 13

                                  MISCELLANEOUS

         13.1 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) contains the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, representations, warranties, commitments, offers, contracts, and writings prior to the date hereof. No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

         13.2 Binding Agreement.

               (a) This Agreement shall become binding upon the parties when, but only when, it shall have been signed on behalf of all parties.

               (b) Subject to the condition stated in subsection (a), above, this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their legal representatives, successors and assigns. This Agreement, in all of its particulars, shall be enforceable by the means set forth in subsection 13.9 for the recovery of damages or by way of specific performance and the terms and conditions of this Agreement shall remain in full force and effect subsequent to Closing and shall not be deemed to be merged into any documents conveyed and delivered at the time of Closing. In the event that subsection 13.9 is found to be unenforceable as to any party for any reason or is not invoked by any party, and any person is required to initiate any action at law or in equity for the enforcement of this Agreement, the prevailing party in such litigation shall be entitled to recover from the party determined to be in default, all of its reasonable costs incurred in said litigation, including attorneys' fees.

         13.3 Shareholders Owning at Least Five Percent (5%) of the Outstanding Common Stock of PMP. The Shareholders owning at least 5% of the outstanding common stock of PMP (see Exhibit A hereto) are only executing this Agreement with respect to sections 3.4, 4, 7, 9.4, 10, 11, 12.1(d and g ), 13.2, 13.3,
13.4, 13.8, and 13.9.


                                                                     Exhibit 6.6

         13.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which may be deemed an original, but all of which together, shall constitute one and the same instrument.

         13.5 Severability. If any provisions hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect or any other provision hereof.

         13.6 Assignability. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto; provided, that neither this Agreement nor any right hereunder shall be assignable by PMP or MRM without prior written consent of the other party.

         13.7 Captions. The captions of the various Sections of this Agreement have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Agreement.

         13.8 Governing Law. The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of California.

         13.9 Dispute Resolution. In the event of a dispute between the parties hereto involving a claim of breach of representation or warranty hereunder, or to enforce a covenant herein (either or both of which are referred to hereafter as a "Claim") , if it is the desire of any party for quick resolution, the rights and obligations of the parties hereto arising under the terms of this Agreement with respect to such Claims and/or resolution of such disputes will be by the means of the judgment of an independent third party ("Rent-A-Judge") who has been selected and hired through the mutual agreement of the parties. The utilization of this subsection 13.9, if invoked by any party hereto, shall be the exclusive remedy for resolving a Claim regardless of whether legal action has or has not been otherwise instituted. If legal action has been instituted by any party, and this subsection 13.9 is invoked in a timely manner, any such legal action shall be void ab initio and immediately withdrawn.

               (a) In the event of a Claim by any party, any party may make a written request upon the other parties for a "Rent-A-Judge." A request by any party for the employment of a "Rent-A-Judge" to resolve the Claim shall be binding on all other parties to this Agreement in accordance with the terms hereof.

               The parties may agree upon one "Rent-A-Judge," but in the event that they cannot agree, there shall be three, one named in writing by each of the parties within twenty (20) days after the initial demand for employment of a "Rent-A-Judge," and a third chosen by the two appointed. Should either party refuse or neglect to join in the appointment of the "Rent-A-Judge(s)" or to furnish the
          "Rent-A-Judge(s)" with any papers or information demanded, the "Rent-A-Judge(s)" are empowered by all parties to this Agreement to proceed ex parte.

               (b) Claim resolution proceedings shall take place in the City or County of Los Angeles, State of California, and the hearing before the "Rent-A-Judge(s)" of the matter to be arbitrated shall be at the time


                                                                     Exhibit 6.6
          and place within said city or county as is selected by the "Rent-A-Judge(s)." The "Rent-A-Judge(s)" shall select such time and place promptly after appointment and shall give written notice thereof to each party at least thirty (30) days prior to the date so fixed. At the hearing, any relevant evidence may be presented by either party, and the formal rules of evidence applicable to judicial proceedings shall not govern. Evidence may be admitted or excluded in the sole discretion of the "Rent-A-Judge(s)." Said "Rent-A-Judge(s)" shall hear and determine the matter and shall execute and acknowledge their award in writing and cause a copy thereof to be delivered to each of the parties.

               (c) If there is only one (1) "Rent-A-Judge," his or her decision shall be binding and conclusive on the parties, and if there are three
          (3) "Rent-A-Judge(s)" the decision of any two (2) shall be binding and conclusive.

               (d) If three (3) "Rent-A-Judge(s)" are selected under the foregoing procedure, but two (2) of the three (3) fail to reach an agreement in the determination of the matter in question, the matter shall be decided by three (3) new "Rent-A-Judge(s)" who shall be appointed and shall proceed in the same manner, and the process shall be repeated until a decision is finally reached by two (2) of the three (3) "Rent-A-Judge(s)" selected.

               (e) The costs of such Claim resolution shall be borne by the parties equally and each party shall pay its own attorneys' fees, provided, however, that in the event either party challenges or in any way seeks to have the Rent-A-Judge's decision or award vacated or corrected or modified, if the challenge is denied or the original decision or award is affirmed, the challenging party shall pay the costs and fees, including reasonable attorneys' fees, of the non-challenging party, both for the challenge and for the original Claim resolution process.

         13.10 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person or sent by certified mail, postage prepaid and properly addressed as follows:

           To PMP:

           Stephen D. Coughlin, President
           Pulse Medical Products, Inc.
           5449 Kendall Street
           Boise, ID 83706


           With a Copy to:


           Mark Freeman, Esq.
           Foley & Freeman
           77 Idaho street, Suite 300
           Meridian, ID 83680


                                                                     Exhibit 6.6

           To MRM:

           Allen H. Bonnifield, President
           Medical Resources Management, Inc.
           932 Grand central Avenue
           Glendale, CA 91201

           With a Copy to:

           William B. Barnett, Esq.
           Transworld Bank Plaza
           15233 Ventura Boulevard, Suite 1110
           Sherman Oaks, CA 91403

                  Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the respective party hereto.

                  All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 13.10 if delivered personally, shall be effective upon delivery; and, if delivered by mail, shall be effective three days following deposit in the United States mail, postage prepaid.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MEDICAL RESOURCES MANAGEMENT, INC    FIVE PERCENT SHAREHOLDERS OF
a Nevada corporation                 PULSE MEDICAL PRODUCTS, INC.


By: /s/ Allen H. Bonnifield           /s/ Stephen D. Coughlin
   ------------------------------    ----------------------------
       Allen H. Bonnifield           Stephen D. Coughlin
       President
                                     ----------------------------
                                     Robert H. Clifford


PULSE  MEDICAL  PRODUCTS,  INC       --------------------------
an  Idaho corporation                Stephan    D.     Coughlin

By: /s/ Stephen D. Coughlin
   ------------------------------    ---------------------------
       Stephen D. Coughlin           Jennifer A. Coughlin
       President


                                                                     Exhibit 6.6

                                  EXHIBIT LIST

Exhibit A:   Five Percent Shareholders of Pulse Medical Products, Inc.

Exhibit B:   Consent of Board of Directors of Pulse Medical Products, Inc.

Exhibit C:   Consent of Board of Directors of Medical Resources management, Inc.

                                  SCHEDULE LIST

Schedule 4.1(b):           PMP Common Stock Outstanding

Schedule 4.1(f):           Litigation Involving PMP

Schedule 4.1(h):           Absence of Certain Changes - PMP

Schedule 4.1(i):           PMP Employee Benefit Plans

Schedule 4.1(j):           Asset Ownership Exceptions

Schedule 4.1(k):           Tax Matters

Schedule 4.1(1):           List of Contracts

Schedule 4.1(m):           List of Insurance Policies in Force

Schedule 4.1(n)i           Operating Permits/Licenses ,

Schedule 5.1(b):           MRM Options and Warrants Outstanding

Schedule 5.1(i):           MRM Tax Matters





                                                                     Exhibit 6.6

                                    EXHIBIT A



                        FIVE PERCENT SHAREHOLDERS OF PMP

         Shareholder               No. of Shares      Percentage
         -----------               -------------      ----------

         Stephen D. Coughlin             4,000            80.0%

         Robert H. Clifford                500            10.0%

         Stephan D. Coughlin               250             5.0%

         Jennifer A. Coughlin              250             5.0%



                                                                     Exhibit 6.6

                                   EXHIBIT "B"


                             CONSENT OF DIRECTORS OF
                          PULSE MEDICAL PRODUCTS, INC.


         A special Meeting of the Directors of Pulse Medical Products, Inc. (the "Corporation"), an Idaho corporation, was held by consent and without an actual meeting. The undersigned, being all of the Directors, do hereby waive notice of the time, place and purpose of this meeting of the Directors of the Corporation and, in lieu thereof hereby agree and consent to the adoption of the following corporate actions.

         WHEREAS, the Corporation entered into a Letter of Intent as of January 29, 1997 with Medical Resources Management, Inc. ("MRM") whereby the Corporation intends to exchange all of the issued and outstanding capital stock of the Corporation for a specified number of MRM common shares;

         WHEREAS, a formal agreement has been prepared consistent with the terms of the Letter of Intent, which "Plan and Agreement of Reorganization" is attached hereto;

         WHEREAS, it is in the Corporation's best interests to approve the terms and execution of the Plan and Agreement of Reorganization on behalf of the Corporation;

         NOW, THEREFORE, BE IT RESOLVED, that the terms and conditions of the exchange as set forth in the Plan and Agreement or Reorganization be, and the same hereby are, ratified and confirmed, and the President and Secretary of the Corporation are authorized to execute the same on behalf of the Corporation.

  GENERAL AUTHORIZATION

         BE IT RESOLVED that the President and Secretary of the Corporation be, and they hereby are, authorized, directed and empowered to prepare or cause to be prepared, execute and deliver all such documents and instruments and to undertake all such actions as they deem necessary or advisable in order to carry out and perform any or all of the matters contemplated by the Plan and Agreement of Reorganization and as authorized in the foregoing resolution.

         IN WITNESS WHEREOF, each of the undersigned has executed this written consent, which shall be effective as of March 20, 1997.

/s/ Stephen D. Coughlin                /s/ Anna M. Coughlin
------------------------------         ------------------------------
Stephen D. Coughlin                    Anna M. Coughlin

/s/ Robert H. Clifford                 /s/ Stephan D. Coughlin
------------------------------         ------------------------------
Robert H. Clifford                     Stephan D. Coughlin


                                                                     Exhibit 6.6

                                   EXHIBIT "C"

         CONSENT OF DIRECTORS OF MEDICAL RESOURCES MANAGEMENT, INC.

        A special meeting of the Directors of Medical Resources Management, Inc. (the "Corporation"), a Nevada corporation, was held by consent and without an actual meeting. The undersigned, being all of the Directors, do hereby waive notice of the time, place and purpose of this meeting of the Directors of the corporation and, in lieu thereof, hereby agree and consent to the adoption of the following corporate actions.

        WHEREAS, the Corporation entered into a Letter of Intent as of January 29, 1997, with Pulse Medical Products, Ind. ("Pulse") whereby the Corporation intends to purchase all the issued and outstanding capital stock of Pulse in exchange for a specified number of the Corporation's common stock;

        WHEREAS, the Corporation's legal counsel has prepared a formal agreement consistent with the terms of the Letter of Intent, which "Plan and Agreement of Reorganization" is attached hereto as Exhibit A;

        WHEREAS, it is in the corporation's best interests to approve the terms and execution of the Plan and Agreement of Reorganization on behalf of the Corporation;

        NOW, THEREFORE, BE IT RESOLVED that the terms and conditions of the exchange as set forth in the Plan and Agreement of Reorganization be, and the same hereby are, ratified and confirmed, and the President of the Corporation is authorized to execute the same on behalf of the Corporation.

  GENERAL AUTHORIZATION

        BE IT RESOLVED that the President and Secretary of the Corporation be, and they hereby are, authorized, directed and empowered to prepare or cause to be prepared, execute and deliver all such documents and instruments and to undertake all such actions as they deem necessary or advisable in order to carry out and perform any or all of the matters contemplated by the Plan and Agreement of Reorganization and is authorized in the foregoing resolution.

        IN WITNESS WHEREOF, each of the undersigned has executed this written consent, which shall be effective as of March 26, 1997.

/s/ ALLEN H. BONNIFIELD                     /s/  GREGORY BONNIFIELD
----------------------------------          ----------------------------
ALLEN H. BONNIFIELD                         GREGORY BONNIFIELD

/s/ ROBERT STUCKELMAN
----------------------------------
ROBERT STUCKELMAN


                                                                     Exhibit 6.6

                                                                     Exhibit 6.7

                   EQUIPMENT NOTE LOAN AND SECURITY AGREEMENT

This Equipment Note Loan and Security Agreement (this "Agreement"), made as of April 24, 1997 by, between and among LINC CAPITAL MANAGEMENT, a division of LINC CAPITAL, INC. ("Lender"), a Delaware corporation with its principal place of business at 303 East Wacker Drive, Suite 1000, Chicago, Illinois 60601-5212 and PULSE MEDICAL PRODUCTS, INC. (`'Pulse") a(n) Idaho corporation with its principal place of business at 5449 Kendall Street, Boise, Idaho 83706, PHYSIOLOGIC REPS, INC. ("PRI") a California corporation with its principal place of business at 932 Grand Central Avenue, Glendale, California 91201 and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") a Nevada corporation with its principal place of business at 932 Grand Central Avenue, Glendale, California 91201 (each of Pulse, MRM and PRI are hereinafter individually and collectively referred to as "Borrower").

                                   Witnesseth:

Whereas, pursuant to Borrower's request, Lender, in the event it accepts this Agreement in writing, will lend monies to Borrower pursuant hereto and thereto;

Now, Therefore, in consideration of the promises set forth herein, Borrower agrees to borrow monies from Lender, and Lender agrees to lend monies to Borrower, upon the following terms and conditions:

                        1. General Definitions and Terms

1.1 The following words, terms and /or phrases shall have the meanings set forth thereafter and such meanings shall be applicable to the singular and plural form thereof giving effect to the numerical difference:

         A. "Affiliate" shall mean any "Person" (hereinafter defined) in which one or more stockholders of Borrower, "Subsidiary" (hereinafter defined), and/or "Parent" (hereinafter defined), jointly and/or severally, now or at any time or times hereafter, have an equity or other ownership interest equal to or in excess of fifty percent (50%) of the total equity of or other ownership interest in such Person.

         B. "And/or" shall mean one or the other or both, or any one or more or all of the things or Persons in connection with which the conjunction is used.

         C. "Borrower's Liabilities" shall mean all obligations and liabilities of Borrower to Lender (including without limitation all debts, claims, and indebtedness) whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under this Agreement (including any sums due under Paragraph
3.5 hereof) or the "Other Agreements" (hereinafter defined), or by oral agreement or operation of law or other wise.

         D. "Charges" shall mean all national, federal, state, county, city, municipal and/or other governmental (or any instrumentality, division, agency, body or department thereof including without limitation the Pension Benefit Guaranty Corporation) taxes, levies, assessments, charges, liens, claims or


                                                                     Exhibit 6.7
encumbrances upon and/or relating to "the Collateral" (as Accounts, Inventory and Equipment hereinafter defined), Borrower's Liabilities, Borrower's business, Borrower's ownership and/or use of any of its assets, and/or Borrower's income and/or gross receipts.

         E. "Financials" shall mean those financial statements described and/or identified on Exhibit "A" attached hereto and made a part hereof and those financial statements described on Paragraph 9.4.

         F. "Indebtedness" shall mean all obligations and liabilities of Borrower to any Person (including without limitation all debts, claims and indebtedness) whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under written or oral agreement, operation of law, or otherwise. Indebtedness includes, without limiting the generality of the foregoing: (a) obligations or liabilities of any Person that are secured by any lien, claim, encumbrance, or security interest upon property owned by Borrower even though Borrower has not assumed or become liable for the payment therefor; and (b) obligations or liabilities created or arising under any lease of real or personal property, or conditional sale or other title retention agreement with respect to property used and/or acquired by Borrower, even though the rights and remedies of the lessor, seller and/or lender thereunder are limited to repossession of such property including but not limited to the Normed Lease (as hereinafter defined) and that certain Master Lease (as hereinafter defined) between Lender as lessor and Borrower as lessee.

         G. "Obligor" shall mean any Person who is and/or may become obligated to Borrower under or on account of "Accounts" (hereinafter defined).

         H. "Other Agreements" shall mean all agreements, instruments and documents, including, without limitation, guaranties, mortgages, deeds of trust, pledges, powers of attorney, consents, assignments, contracts, notices, security agreements, leases, financing statements and all other written matter heretofore, now and/or from time to time hereafter executed by and/or on behalf of Borrower and delivered to Lender by Borrower including any Master Lease Agreement executed and delivered by Borrower, as lessee, and Lender, as lessor.

         I. "Parent" shall mean any corporation, now or at any time or times hereafter, owning or controlling (alone or with Borrower, any Subsidiary and/or any other Person) at least a majority of the issued and outstanding "Stock" (hereinafter defined) of Borrower or any Subsidiary.

         J. "Participant" shall mean any Person, now or from time to time hereafter participating with Lender in the loans made by Lender to Borrower pursuant to this Agreement.

         K. "Person" shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or government (whether national, federal, state, county, city, municipal or otherwise, including without limitation, any instrumentality, division, agency, body or department thereof) .


                                                                     Exhibit 6.7

         L. "Stock" shall mean all shares, interests, participations or other equivalents (however, designated) of or in a corporation, whether or not voting, including but not limited to common stock, warrants, preferred stock, convertible debentures and all agreements, instruments and documents convertible, in whole or in part, into any one or more or all of the foregoing.


         M. "Subsidiary" shall mean any corporation at least a majority of whose issued and outstanding Stock now or at any time or times hereafter is owned by Borrower and/or one or more Subsidiaries.

Except as otherwise defined in this Agreement, all words, terms and/or phrases used herein shall be defined by the applicable definition therefor (if any) in the Uniform Commercial Code as adopted by the State whose law is chosen in this Agreement .

1.2 Any check, draft or similar item of payment by or for the account of Borrower delivered to Lender or to a depository account maintained in Lender's name for the account of Borrower, shall solely for the purpose of computing interest earned by Lender, be applied by Lender on account of Borrower's Liabilities on the same day Lender's depository bank shall have received good funds in the amount of said items of payment to Lender's operating account. Checks or other items of payment received after 2:00 p.m. shall be deemed received the following business day.

1.3 All monies, costs, expenses or advances to be reimbursed by Borrower to Lender pursuant to this Agreement shall be payable by Borrower to Lender within ten ( 10) days after demand, and shall bear interest as hereinafter provided.

1.4 Lender shall provide a statement of account or invoice for sums due hereunder on a monthly basis. The failure to provide such a statement shall not impair or diminish any sums actually then due to Lender. Each statement of account by Lender delivered to Borrower relating to Borrower's Liabilities shall be presumed correct and accurate and shall constitute an account stated between Borrower and Lender unless thereafter waived in writing by Lender, in Lender's discretion, or unless within thirty (30) days after Borrower's receipt of said statement, Borrower delivers to Lender, by registered or certified mail addressed to Lender at its place of business specified above, written objection thereto specifying the error or errors, if any, contained in any such statements.

1.5 Provided that an "Event of Default" (hereinafter defined), does not exist or would not be created thereby, Borrower may direct the application of payments received by Lender on account of Borrower's Liabilities to any portion of Borrower's Liabilities. From and after an Event of Default, Lender shall have the continuing and exclusive right to apply or reverse and reapply any and al I such payments to any portion of Borrower's Liabilities. Unless otherwise reflected on any statement of account, payments received by Lender shall be applied first to charges or reimbursable expenses then to accrued and unpaid interest and unpaid payments due hereunder.


                                                                     Exhibit 6.7

1.6 Borrower covenants, warrants and represents to Lender that all representations and warranties of Borrower contained in this Agreement and the Other Agreements shall be true at the time of Borrower's execution of this Agreement and the Other Agreements, shall survive the execution, delivery and acceptance thereof by the parties thereto and the closing of the transactions described therein or related thereto and shall be true from the time of Borrower's execution of this Agreement to the end of the original term and each renewal term hereof.

1.7 This Agreement and the Other Agreements may not be modified, altered or amended except by an agreement in writing signed by Borrower and Lender. Borrower may not sell, assign or transfer this Agreement, or the Other Agreements or any portion thereof, including without limitation Borrower's rights, titles, interests, remedies, powers and/or duties thereunder. Borrower hereby consents to Lender's sale, assignment, transfer or other disposition, at any time and from time to time hereafter, of this Agreement, or the Other Agreements, or of any portion thereof, including without limitation Lender's rights, titles, interests, remedies, powers and/or duties.

1.8 Lender's failure at any time or times hereafter to require strict performance by Borrower of any provision of this Agreement shall not waive, affect or diminish any right of Lender thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Lender of an Event of Default by Borrower under this Agreement or the Other Agreements shall not suspend, waive or affect any other Event of Default by Borrower under this Agreement or the Other Agreements, whether the same is prior or subsequent thereto and whether of the same or of a different type. None of the undertakings, agreements, warranties, covenants end representations of Borrower contained in this Agreement or the Other Agreements and no Event of Default by the Borrower under this Agreement or the Other Agreements shall be deemed to have been suspended or waived by Lender unless such suspension or waiver is by an instrument in writing signed by an officer of Lender and directed to Borrower specifying such suspension or waiver.

1.9 If any provisions of this Agreement or the Other Agreements or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the Other Agreements and the application of such provision to other Persons or circumstances will not be affected thereby and the provisions of this Agreement and the Other Agreements shall be severable in any such instance.

1.10 This Agreement and the Other Agreements shall be binding upon and inure to the benefit of the successors and assigns of Borrower and Lender. This provision, however, shall not be deemed to modify Paragraph 1.7 hereof.

1.11 The provision of the Other Agreements are incorporated in this Agreement by this reference thereto. Except as otherwise provided in this Agreement and except as otherwise provided in the Other Agreements by specific reference to the applicable provision of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any provision in the Other Agreements, the provision contained in this Agreement shall govern and control.


                                                                     Exhibit 6.7

1.12 Except to the extent provided to the contrary in this Agreement and in the Other Agreements no termination or cancellation (regardless of cause or procedure) of this Agreement or the Other Agreements shall in any way effect or impair the powers, obligations, duties, rights end liabilities of Borrower or Lender in any way or respect relating to: (a) any transaction or event occurring prior to such termination or cancellation; (b) the Collateral; and/or (c) any of the undertakings, agreements, covenants, warranties and representations of Borrower or Lender contained in this Agreement or the Other Agreements. All such undertakings, agreements, covenants, warranties and representations shall survive such termination or cancellation.

1.13 Except as otherwise specifically provided in this Agreement, Borrower waives presentment, demand and protest and notice of presentment, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all commercial paper, accounts, contract rights, documents, instruments, chattel paper and guaranties at any time held by Lender on which Borrower may in any way be liable and hereby ratifies and confirms whatever Lender may do in this regard.

1.14 Until Lender is notified by Borrower to the contrary in writing by registered or certified mail directed to Lender's principal place of business, the signature upon this Agreement or upon any of the Other Agreements of a person designated in Borrower's Secretary's Certificate of even date herewith, constituting one of the Other Agreements shall bind Borrower and be deemed to be the act of Borrower affixed pursuant to and in accordance with resolutions duly adopted by Borrower's Board of Directors.

1.15 Upon demand by Lender therefor, Borrower shall reimburse Lender for all actual costs, fees and expenses incurred by Lender or for which Lender becomes obligated, in connection with the negotiation, preparation, conclusion and ongoing administration of this Agreement and the Other Agreements, including, but not limited to, attorneys' fees, costs and expenses, search fees, appraisal fees, costs and expenses, title insurance policy fees, costs and expenses and all taxes payable in connection with this Agreement or the Other Agreements. Lender and Borrower have agreed that the sum of $5,000 shall be paid by Borrower to Lender at the initial funding made by Lender hereunder (or if previously deposited by Borrower to Lender such sum shall be retained by Lender) as a documentation fee in connection with the negotiation, preparation, and conclusion of this Agreement

1.16 This Agreement and the Other Agreements are submitted by Borrower to Lender (for Lenders acceptance or rejection thereof) at Lender's principal place of business as an offer by Borrower to borrow monies from Lender now and from time to time hereafter and shall not be binding upon Lender or become effective until and unless accepted by Lender, in writing, at said place of business. If so accepted by Lender, this Agreement and the Other Agreements shall be deemed to have been made at said place of business. This Agreement and the Other
Agreements shall be governed and controlled by the law of Illinois as to interpretation, enforcement, validity, construction, effect, choice of law and in all other respects including, but not limited to, the legality of the interest rate and other charges, but excluding perfection which shall be governed and controlled by the laws of the relevant jurisdiction.


                                                                     Exhibit 6.7

1.17 TO INDUCE LENDER TO ACCEPT THIS AGREEMENT AND THE OTHER AGREEMENTS, BORROWER, IRREVOCABLY, AGREES THAT, SUBJECT TO LENDER'S SOLE AND ABSOLUTE ELECTION, ALL ACTIONS OR PROCEEDINGS IN ANY WAY, MANNER OR RESPECT, ARISING OUT OF OR FROM OR RELATED TO THIS AGREEMENT, THE OTHER AGREEMENTS OR THE COLLATERAL SHALL BE LITIGATED IN COURTS HAVING SITUS WITHIN THE COUNTY OF COOK, STATE OF ILLINOIS. BORROWER HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED WITHIN SAID COUNTY AND STATE. BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRANSFER OR CHANGE THE VENUE OF ANY LITIGATION BROUGHT AGAINST BORROWER BY LENDER IN ACCORDANCE WITH THIS PARAGRAPH .

1.18 If more than one Borrower is named in this Agreement, the liability of each shall be joint and several.

                            2. Loans: General Terms

2.1 Except where evidenced by notes or other instruments issued and/or made by Borrower to Lender specifically containing provisions in conflict with this Paragraph (in which event the conflicting provisions of said notes or other instruments shall govern and control) that portion of Borrower's Liabilities consisting of: (a) principal payable on account of loans made by Lender to Borrower pursuant to this Agreement shall be payable by Borrower to Lender, within ten ( 10) business days after demand; (b) actual costs, fees and expenses payable pursuant to this Agreement shall be payable by Borrower to Lender or to such other person or persons designated by Lender, within ten (10) business days after demand; (c) interest payable pursuant to this Agreement shall be payable by Borrower to Lender, monthly, on the first day of each month hereafter; and
(d) the balance of Borrower's Liabilities, if any, shall be payable by Borrower to Lender as and when provided in this Agreement or the Other Agreements. All of such payments to Lender shall be payable at Lender's principal place of business specified at the beginning of this Agreement or at such other place or places as Lender may designate in writing to Borrower. All of such payments to Persons other than Lender shall be payable at such place or places as Lender may designate in writing to Borrower.

2.2 Loans made by Lender to Borrower pursuant to this Agreement may or may not (at Lender's sole and absolute discretion) be evidenced by notes or other instruments issued or made by Borrower to Lender. Where such loans are not so evidenced, such loans shall be evidenced solely by entries upon certain books and records designated by Lender.

2.3 All of Borrower's Liabilities shall constitute one loan secured by Lender's security interest in the Collateral and by all other security interests, liens, claims and encumbrances now and/or from time to time hereafter granted by Borrower to Lender.

2.4 Borrower warrants and represents to Lender that Borrower shall use the proceeds of all loans made by Lender to Borrower pursuant to this Agreement and the Other Agreements solely for legal and proper corporate purposes (duly authorized by its Board of Directors) and consistent with all applicable laws and statutes.

2.5 Notwithstanding anything contained in this Agreement to the contrary: (a) the principal portion of Borrower's Liabilities outstanding at any one time shall not exceed $2,500,000; (b) the principal portion of Borrower's Liabilities


                                                                     Exhibit 6.7
outstanding at any one time and solely arising under Paragraph 3.1 below shall not exceed $300,000 less the then outstanding principal portion of Borrower's Liabilities outstanding under Paragraph 3.2 below; (c) the principal portion of Borrower's Liabilities outstanding at any one time and solely arising under Paragraph 3.2 below shall not exceed $300,000 less the then outstanding principal portion of Borrower's Liabilities outstanding under Paragraph 3.1 below; and (d) the principal portion of Borrower's Liabilities outstanding at any one time and solely arising under Paragraph 3.3 below shall not exceed $2,200,000 less the original equipment cost to Lender under any equipment lease now or hereafter existing between Lender, as lessor and Borrower as lessee; less any Mandatory Prepayments made or required to be made in accordance with the terms of this Agreement. Lender, in its sole and absolute discretion, at any time and from time to time, may suspend the restrictions imposed in this Paragraph.

2.6 Each loan made by Lender to Borrower pursuant to this Agreement or the Other Agreements shall constitute an automatic warranty and representation by Borrower to Lender that there does not then exist an Event of Default or any event or condition which with notice, lapse of time and/or the making of such loan would constitute an Event of Default.

2.7 Borrower hereby authorizes and directs Lender to disburse, for and on behalf of Borrower and for Borrower's account, the proceeds of loans made by Lender to Borrower pursuant to this Agreement to such Person or Persons as an officer or director of Borrower shall direct, whether in writing or orally.

2.8 Borrower shall pay to Lender, on demand, any and all actual charges, costs and expenses imposed upon Lender for or with respect to any claims asserted by a bank against Lender for or with respect to Lender's depositing for collection any check or item of payment received and/or delivered to Lender on account of Borrower's Liabilities.

2.9 Borrower's Liabilities consisting of loans shall bear interest payable monthly, calculated (on a daily basis) on a 360 day year comprised of twelve
(12) months at a per annum Interest Rate equal to the following:

 (a) For loans made under Paragraph 3. I and 3.2 TWELVE: AND 00/100 percent (12.00%) per annum;. and

 (b) For loans made under Paragraph 3.3 FOURTEEN AND 40/100 percent (14.40%) per annum.

         The Interest Rate and the Monthly Payment Factor (for loans made under Paragraph 3.3) will be indexed to the yield for U.S. Treasury Notes maturing closest to the date forty-two (42) months from the commencement date of each Note Schedule (the "Index Instrument")currently 6.12% for the 5.97% Treasury Notes maturing September, 2000 as reported in the Wall Street Journal dated February 18, 1997. The Monthly Payment Factor shall be adjusted to provide for any increase in the yield of the Index Instrument. On the date of the disbursement of each loan made under Paragraph 3.3, the Monthly Payment Factor shall be fixed for the initial forty-eight (48) month term of such loan.

         Interest on each loan made to Borrower hereunder shall be payable in advance on the first calendar day of each month (each a "Payment Date")


                                                                     Exhibit 6.7
beginning with the first Payment Date occurring after the disbursement of funds to Borrower and continuing on each Payment Date thereafter until the loan is paid in full. On each Payment Date Borrower shall pay the following sums to
Lender:

         (i) For loans made under Paragraph 3. l and 3.2 a "Monthly Payment Factor" comprising interest due each month commencing on the first Payment Date and continuing for 48 consecutive months of 1% of the original principal balance of each loan; and

         (ii) For loans made under Paragraph 3.3 a "Monthly Payment Factor" comprising interest and principal due each month commencing on the first Payment Date and continuing for 48 consecutive months of 2.72% of the original principal amount of each loan plus either (i) a balloon payment due on the 48~ Payment Date after the first Payment Date equal to 10% of the original principal amount of the loan plus any accrued and unpaid principal and interest remaining due under the loan or (ii) payment of a "Monthly Payment Factor" due each month commencing on the 49th Payment Date after the first Payment Date and continuing for l2 consecutive months of 1% of the original principal balance of each loan.

         The entire outstanding and unpaid principal amount on each loan made to Borrower hereunder shall be due and payable on the Payment Date occurring in the FORTY-EIGHTH (48th) month after the first Payment Date.

2.10 Subject to the provisions of Paragraph 10.3 below, Lender's obligation to loan monies or extend lease financing to Borrower, and Borrower's obligation to borrow monies from or enter into lease financing transactions with Lender, pursuant to the provisions of this Agreement shall be in effect until December 31, 1997 unless terminated as hereinafter provided. Borrower may terminate such financing under this Agreement prior to December 31, 1997 by giving Lender notice of such termination, by registered or certified mail or next day air courier delivery addressed to Lender at its principal place of business at least sixty (60) days prior thereto; provided, however, in the event that Borrower elects to so terminate, in order for notice of termination by Borrower to become effective, on or before the termination date Borrower shall pay to Lender, in full, in cash or by certified or cashier's check, all of Borrower's Liabilities outstanding under this Agreement (including any of Borrower's Liabilities evidenced by any non-cancelable equipment lease agreements included within the Other Agreements) plus any sums due under Paragraph 3.5 hereof. Lender may terminate its obligation to loan monies or extend lease financing to Borrower under this Agreement prior to December 31, 1997 by giving Borrower notice of such termination at any time after an occurrence of an Event of Default.

2.11 Borrower hereby agrees that in the event that Borrower elects to terminate this Agreement prior to December 31, 1997 Borrower will pay to Lender or to whom Lender so directs the total of the following. (a) an amount equal to that set forth in Paragraph 3.5, (b) any amount of interest accrued through the end of the month in which such termination occurs, with respect to the outstanding Borrower's Liabilities plus any other accrued and unpaid sums due under this Agreement or the Other Agreements (including any of Borrower's Liabilities evidenced by any non-cancelable equipment lease agreements included within the Other Agreements); and (c) the outstanding amount of Borrower's Liabilities (including any of Borrower's Liabilities evidenced by any non-cancelable equipment lease agreements included within the Other Agreements).


                                                                     Exhibit 6.7

2.12 In lieu of making the loans described in Paragraph 3.3, Lender may extend lease financing terms to Borrower in accordance with Addendum No. I attached hereto.

2.13 In consideration of Lender's commitment to make loans and/or lease financing terms to Borrower, Borrower shall issue to Lender a warrant to purchase 100,000 of shares of MRM common stock at an exercise price per share equal to $2.00. The warrants shall be issued and delivered to Lender within ten
(10) business days after execution of the Agreement. Lender shall have no obligation to make any loans hereunder unless and until it receives the warrant executed by MRM. The warrant expiration date shall be six (6) years from the date of the Agreement. The terms of the warrant shall include anti-dilution rights and `'piggyback" registration rights. The warrant shall provide for demand registration rights in favor of LINC which may be exercised at any time after thirty-six (36) months have elapsed from the date hereof unless and until the Company has registered the shares issuable upon exercise of the warrant.

2.14 So long as there are amounts outstanding under this Agreement under the Note and Security Agreement, MRM shall supply Lender with financial and operating performance data on MRM and Pulse as is provided to Board Members and investors and, if applicable, the S.E.C., and shall immediately notify Lender of any material adverse change in its financial condition or business prospects.

2.15 With the exception of financing facilities with third parties to which Borrower has committed to prior to the date of this Agreement, Borrower grants to Lender a right of first offer with respect to the financing of all new Equipment to be acquired by Borrower so long as any obligations remain outstanding hereunder to Lender. Borrower shall notify Lender of the type and quantity of Equipment Borrower intends to acquire and provide Lender with an opportunity to propose financing terms for the Equipment. Borrower agrees to negotiate in good faith with Lender on the terms of such financing for at least thirty (30) days. If Borrower and Lender are not able to agree to financing terms at the end of that period, then Borrower shall be free to negotiate Equipment financing terms with other sources of such financing. Lender agrees to release its security interest in favor of any subsequent provider of Equipment financing in specific items of Equipment acquired by Borrower after the date hereof when such Equipment has been financed by any third party .

2.16 Lender's obligation to loan monies or extend lease financing to Borrower, pursuant to the provisions of this Agreement shall be contingent upon the execution and delivery of the documents identified and described in the Checklist of Documents prepared by Lender and attached hereto as Schedule B.

                             3. Loans Disbursements

3.1 Provided that an Event of Default does not then exist or would not then be created thereby or any event which with notice or lapse of time or both would constitute an Event of Default does not then exist, Lender shall loan to Borrower the lesser of either (a) $300,000 or (b) sum of up to Seventy percent (70%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Obligors in connection therewith)of all then existing "Eligible Accounts" (hereinafter defined) of Pulse that are scheduled on the Initial Schedule of Accounts or (c) the sum of up to Seventy percent (70%) of the face amount (less maximum discounts, credits and allowances which


                                                                     Exhibit 6.7
may be taken by or granted to Obligors in connection therewith) of all then existing Eligible Accounts that are scheduled on each related subsequent Schedule of Accounts (excepting therefrom those Eligible Accounts theretofore scheduled to Lender on the initial Schedule of Accounts and/or on any subsequent Schedule of Accounts delivered to Lender theretofore) minus the original principal portion of Borrower's Liabilities then outstanding under Paragraphs 3. l and 3.2 hereof. Borrower warrants and represents to and covenants with Lender that there shall be attached to each Schedule of Accounts a true and correct copy of all invoices, and other documents relating to the Accounts scheduled "hereon. Said loan shall be evidenced by a Collateral Note, in form and substance acceptable to Lender and its counsel, executed and delivered by Borrower to Lender before or concurrently with Lender's disbursement of said loan to or for the account of Borrower.

3.2 Provided that an Event of Default does not then exist or would not then be created thereby, or any event which with notice or lapse of time or both would constitute an Event of Default does not then exist, Lender shall loan to Borrower, upon Borrower's execution and delivery to Lender of the initial
Designation of Inventory, the lesser of (a) $300,000 or (b) (i) Sixty percent (60%) of the value of "Eligible Inventory" (hereinafter defined) of Pulse determined as of not later than two business days prior to the date of the loan disbursement plus (ii) upon Borrower's execution and delivery to Lender of each subsequent Designation of Inventory, the sum of up to Sixty percent (60%) of the value therein described of then owned and existing Eligible Inventory less a sum of money equal to the portion of Borrower's Liabilities consisting of principal then owed by Borrower to Lender on account of loans theretofore made pursuant to this Paragraph and minus the original principal portion of Borrower's Liabilities then outstanding under Paragraphs 3.1 and 3.2 hereof. Said loan shall be evidenced by a Collateral Note, in form and substance acceptable to Lender and its counsel, executed and delivered by Borrower to Lender before or concurrently with Lender's disbursement of said loan to or for the account of Borrower.

3.3 Provided that an Event of Default does not then exist or would not then be created thereby or any event which with notice or lapse of time or both would constitute an Event of Default does not then exist, Lender shall loan to Borrower, upon Borrower's execution and delivery of a Schedule of Equipment setting forth and describing(in form and substance acceptable to Lender) substantially (in value) all of Borrower's then owned Eligible Equipment, the sum of up to $2,200,000 comprised of the sum of (a) the lesser of (i) $1,200,000 or (ii) One Hundred percent (100%) of the Equipment Cost of "Used Eligible Equipment" (hereinafter defined) determined as of not later than two business days prior to the date of the loan disbursement minus the aggregate Equipment Cost previously paid by Lessor for any Eligible Equipment purchased by Lender for lease to Borrower including the Normed Lease (as defined herein) and minus the original principal portion of Borrower's Liabilities then outstanding under Paragraphs 3.3(a) and 3.3 (b) plus (b) the lesser of (i) $1,000,000 or (ii) One Hundred percent (100%) of the Equipment Cost of "New Eligible Equipment" (hereinafter defined) determined as of not later than two business days prior to the date of the loan disbursement minus the aggregate Equipment Cost previously paid by Lessor for any Eligible Equipment purchased by Lender for lease to Borrower and minus the original principal portion of Borrower's Liabilities then outstanding under Paragraphs 3.3(a) and 3.3(b). Each such loan shall be evidenced by a Collateral Note, in form and substance acceptable to Lender and


                                                                     Exhibit 6.7
its counsel, executed and delivered by Borrower to Lender before or concurrently with Lender's disbursement of said loan to or for the account of Borrower.

3.4 The Borrower's Liabilities shall be prepaid and mandatory prepayments (the "Mandatory Prepayments",) shall become due and payable upon the occurrence of the following events:

         (a) If the value of Eligible Inventory during any monthly period is less than an amount equal to one hundred forty three percent (143%) the amount of the then outstanding amount of Borrower's Liabilities outstanding under
Section 3. I then the Borrower shall be obligated to make a mandatory principal prepayment to Lender on the next Payment Date equal to the difference between the value of the Eligible Inventory minus an amount equal to one hundred forty three percent (143%) the then outstanding amount of Borrower's Liabilities outstanding under Section 3. I .

         (b) If the value of Eligible Accounts during any monthly period is less than an amount equal to one hundred sixty seven percent(167 %) the amount of the then outstanding amount of Borrower's Liabilities outstanding under Section 3.2 then the Borrower shall be obligated to make a mandatory principal prepayment to Lender on the next Payment Date equal to the difference between the value of the Eligible Accounts minus an amount equal to one hundred sixty seven percent(167%) the then outstanding amount of Borrower's Liabilities outstanding under Section 3.2.

         (c) Mandatory prepayments under this Paragraph 3.4 shall be without premium or penalty, shall be made together with a payment of accrued interest on the amount prepaid.

3.5 At any time the Borrower may, from time to time, prepay the then outstanding amount of Borrower's Liabilities represented by loans made under Paragraphs 3.1 and 3.2 above, in the whole or in part upon not less than three (3) Business Day's prior notice to the Lender, which notice shall specify the prepayment date (which shall be a Business Day) (the "Prepayment Date") and the amount intended to be prepaid (the "Prepayment Amount"). If the Prepayment Amount is less than the amount necessary to prepay the Borrower's Liabilities represented by loans made under Paragraphs 3.1 and 3.2 above in their entirety the Prepayment Amount paid shall be applied to the monthly payments due from Borrower to Lender based on the applicable Monthly Payment Factor in inverse order of maturity. The amount required to prepay the Borrower's Liabilities in their entirety shall be the present value of all unpaid monthly payments due Lender based on the applicable Monthly payment Factor discounted at the applicable Interest Rate. Any such notice of prepayment shall be irrevocable and effective only upon receipt by the Lender of the full amount of the Prepayment Amount plus any accrued prepayment premium and provided that all accrued and unpaid interest and other sums due Lender hereunder, accrued to the date the prepayment is received by Lender, shall be paid on the Prepayment Date. Lender shall be entitled to receive a prepayment premium from Borrower in accordance with the following schedule:

         (a) If the Prepayment Date occurs prior to the 12~ Payment Date then Lender shall have earned and Borrower shall pay a prepayment premium equal to 8% of the initial principal amount of the loan;


                                                                     Exhibit 6.7

         (b) If the Prepayment Date occurs on or after the l 2'h Payment Date but prior to the 24~ Payment Date then Lender shall have earned and Borrower shall pay a prepayment premium equal to 6% of the initial principal amount of the loan;

         (c) If the Prepayment Date occurs on or after the 24~ Payment Date but prior to the 36~ Payment Date then Lender shall have earned end Borrower shall pay a prepayment premium equal to 4% of the initial principal amount of the loan; and

         (d) If the Prepayment Date occurs on or after the 36~ Payment Date but prior to the 48th Payment Date then Lender shall have earned and Borrower shall pay a prepayment premium equal to 2% of the initial principal amount of the loan.

         (e) If the Prepayment Date occurs on or after the 48~ Payment Date then Lender shall not be entitled to receive a prepayment premium.

         Borrower shall have no right to prepay the then outstanding amount of Borrower's Liabilities represented by loans made under Paragraph 3.3 above.

                          4. Collateral: General Terms

4.1 To secure to Lender the prompt full and faithful payment and performance of Borrower's Liabilities, Borrower grants to Lender a security interest in and to all of Borrower's now existing and/or owned and hereafter arising and/or acquired: (a) accounts, chattel paper, contract rights, instruments, documents and general intangibles(sometimes hereinafter individually and collectively referred to as "Accounts"), and all goods whose sale, lease or other disposition by Borrower has given rise to Accounts and have been returned to or repossessed or stopped in transit by Borrower; (b) all inventory goods, merchandise and other personal property, wherever located, to be furnished under any contract of service or held for sale or lease, all raw materials, work in process, finished goods and materials and supplies of any kind, nature or description which are or might be used or consumed in Debtor's business or used in connection with the manufacture, packing, shipping, advertising, selling or finishing of such goods, merchandise and other personal property, and all documents of title or other documents representing them ("Inventory"); (c) goods (other than Inventory), equipment, vehicles and fixtures, together with all accessions thereto including but not limited to the equipment listed and identified on each Schedule A provided by Borrower to Lender (sometimes hereinafter individually and collectively referred to as ,'Equipment"); (d) monies, reserves and property now or at any time or times hereafter in the possession or under the control of Lender or its bailee; and (e) all products and proceeds of the foregoing including without limitation all proceeds of insurance policies insuring the foregoing and all books and records with respect thereto (all of the foregoing personal property is hereinafter sometimes individually and sometimes collectively referred to as "Collateral"). Borrower shall make appropriate entries upon its financial statements and its books and records disclosing Lender's security interest in the Collateral.

 4.2 Borrower shall execute and/or deliver to Lender, at any time and from time to time hereafter at the request of Lender, al I agreements, instruments, documents and other written matter (hereinafter individually and/or


                                                                     Exhibit 6.7
collectively, referred to as "Supplemental Documentation") that Lender reasonably may request, in a form and substance acceptable to Lender, to perfect and maintain perfected Lender's security interest in the Collateral and to consummate the transactions contemplated in or by this Agreement and the Other Agreements. Upon an Event of Default, Borrower, irrevocably, hereby makes, constitutes and appoints Lender (and all Persons designated by Lender for that purpose) as Borrower's true and lawful attorney (and agent-in-fact) to sign the name of Borrower on the Supplemental Documentation and to deliver the Supplemental Documentation to such Persons as Lender in its sole and absolute discretion, may elect .

 4.3 Lender (by any of its officers, employees and/or agents) shall have the right, upon not less than forty-eight (48) hours prior notice, at any time or times during Borrower's usual business hours, to inspect the Collateral and all related records(and the premises upon which it is located) and to verify the amount and condition of or any other and all financial records and matter whether or not relating to the Collateral. After an Event of Default, all costs, fees and expenses incurred by Lender, or for which Lender has become obligated, in connection with such inspection and/or verification shall be payable by Borrower to Lender.

 4.4 Borrower warrants and represents to and covenants with Lender that: (a) except as specifically stated on Exhibit "B" attached hereto and made a part hereof, Lender's security interest in the Collateral is now and at all times hereafter shall be perfected and have a first priority; (b) the offices and/or locations where Borrower keeps the Collateral and Borrower's books and records concerning the Collateral are at the locations set forth on Exhibit "C" attached hereto end made a part hereof and Borrower shall not remove such books and records and/or the Collateral therefrom and shall not keep any of such books and records and/or the Collateral at any other office or location unless Borrower gives Lender written notice thereof at least thirty (30) days prior thereto and the same is within the continental United States of America; and (c) the addresses specified on Exhibit "C" hereto include and designate Borrower's chief executive office, chief place of business and other offices and places of business and are Borrower's sole offices and places of business. Borrower, by written notice delivered to Lender at least thirty (30) days prior thereto, shall advise Lender of Borrower's opening of any new office or place of business or its closing of any existing office or place of business and any new office or place of business shall be within the continental United States of America.

4.5 Upon and after an occurrence of an Event of Default hereunder, Borrower shall receive, as the sole and exclusive property of Lender and as trustee for Lender, all monies, checks, notes, drafts and all other payment for and/or proceeds of Collateral which come into the possession or under the control of Borrower (or any of its shareholders, directors, officers, employees, agents or those Persons acting for or in concert with Borrower)and within two (2) business days after receipt thereof. Borrower shall: (a) remit the same (or cause the same to be remitted), in kind, to Lender (at Lender's principal place of business designated at the beginning of this Agreement) or to any agent or agents (at its or their designated address or addresses) appointed by Lender for that purpose; or (b) deposit same (or cause the same to be deposited) in a cash collateral or similar account in the name of Lender.

4.6 Upon the  occurrence of an Event of Default,  Lender,  now or at any time or


                                                                     Exhibit 6.7
times hereafter, in its sole and absolute discretion, may endorse Borrower's name to any of the items of payment or proceeds described in Paragraph 4.5 above which come into Lender's possession or under Lender's control and, pursuant to the provisions of this Agreement, Lender shall apply the same to and on account of Borrower's Liabilities. For the purposes of this Paragraph, Borrower, irrevocably, hereby makes, constitutes and appoints Lender (and all persons designated by Lender for that purpose) as Borrower's true and lawful attorney (and agent-in-fact) to endorse Borrower's name to said items of payment and/or proceeds.

4.7 Lender, in its sole and absolute discretion, without waiving or releasing any obligation, liability or duty of Borrower under this Agreement or the Other Agreements or any Event of Default, may at any time or times hereafter, but shall be under no obligation to pay, acquire and/or accept an assignment of any security interest, lien, encumbrance or claim asserted by any Person against the Collateral. All sums paid by Lender in respect thereof and all costs, fees and expenses, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto incurred by Lender on account thereof shall be payable by Borrower to Lender.

4.8 Immediately upon Borrower's receipt of that portion of the Collateral evidenced by an agreement instrument and/or document ("Special Collateral") Borrower shall deliver the original thereof to Lender, together with appropriate endorsement and/or other specific evidence of assignment (in form and substance acceptable to Lender) thereof to Lender.

                                 5. Collateral:Accounts

5.1 An "Eligible Account" is an Account that, when scheduled to Lender and at all times thereafter does not violate the negative covenants and other provisions of this Article and does satisfy the positive covenants of this Article. The following Accounts are not Eligible Accounts: (a) Accounts which remain unpaid for more than ninety (90) days after their invoice dates, Accounts which are not due and payable within ninety (90) days after the date said Accounts are scheduled by Borrower to Lender, and Accounts owing by a single Obligor, including a currently scheduled Account, if ten percent ( 10%) of the balance owing by said Obligor upon Accounts remains unpaid more than ninety (90) days after invoice date; (b) Accounts with respect to which the Obligor is a director, officer, employee or agent of Borrower or is a Parent, a Subsidiary or an Affiliate; (c) Accounts with respect to which payment by the Obligor is or may be conditional and Accounts commonly known as bill and hold or Accounts of a similar or like arrangement; (d) Accounts with respect to which the Obligor is not a resident or citizen of or otherwise located in the continental United States of America, or with respect to which the Obligor is not subject to service of process in the continental United States of America; (e) Accounts with respect to which the Obligor is the United States of America or any department, agency or instrumentality thereof; (f) Accounts with respect to which Borrower is or may become liable to the Obligor for goods sold or services rendered by such Obligor to Borrower; (g) Accounts with respect to which the goods giving rise thereto have not been shipped and delivered to and accepted as satisfactory by the Obligor thereof or with respect to which the services performed giving rise thereto have not been completed and accepted as satisfactory by the Obligor thereof; (h) Accounts which are not invoiced (and dated as of such date) and sent to the Obligor thereof concurrently with or not


                                                                     Exhibit 6.7
later than ten ( 10) days after the shipment and delivery to and acceptance by said Obligor of the goods giving rise thereto or the performance of the services giving rise thereto; (i) Accounts with respect to which possession and/or control of the goods sold giving rise thereto is held, maintained or retained by Borrower (or by any agent or custodian of Borrower) for the account of or subject to further and/or future direction from the Obligor thereof; (j) Accounts arising from a "sale on approval" or a "sale or return"; (k) Accounts as to which Lender, at any time or times hereafter, determines, in good faith, that the prospect of payment or performance by the Obligor is or will be impaired; and (1) Accounts of an Obligor to the extent but only to the extent that the same exceed a credit limit determined by Lender in its discretion, at any time or times hereafter. Lender shall notify Borrower of any determination pursuant to this Paragraph within a reasonable time after it is made. Borrower, within five (5) business days after demand from Lender, shall pay to Lender an amount of money equal to the monies theretofore advanced by Lender to Borrower upon an Account that is no longer an Eligible Account and Lender shall apply such payment to and on account of Borrower's Liabilities.

To the extent that Accounts are included as Collateral; upon request made by Lender to Borrower from time to time (but no more frequently than monthly), Borrower shall provide Lender with a detailed description of all Accounts, a list of the name and address of all Obligors and the location of each item of Collateral, if any.

5.2 With respect to Accounts whether or not scheduled, listed or referred to on any Schedule of Accounts or on any subsequent Schedule of Accounts, Borrower warrants and represents to Lender that: (a) they are genuine, in all respects what they purport to be and are not evidenced by a judgment; (b) they represent undisputed, bona fide transactions completed in accordance with the terms and provisions contained in the invoices and other documents delivered to Lender with respect thereto; (c) the amounts thereof shown on the respective initial Schedule of Accounts or upon any subsequent Schedule of Accounts and/or all invoices and statements delivered to Lender with respect thereto are actually and absolutely owing to Borrower and are not contingent for any reason; (d) no payments have been or shall be made thereon except payments immediately delivered to Lender pursuant to this Agreement; (e) there are no set-offs, counterclaims or disputes existing or asserted with respect thereto and Borrower has not made any agreement with any Obligor thereof for any deduction therefrom except a discount or allowance allowed by Borrower in the ordinary course of its business for prompt payment; (f) there are no facts, events or occurrences which in any way impair the validity or enforcement thereof or tend to reduce the amount payable thereunder from the amount thereof as shown on the respective initial Schedule of Accounts or upon any subsequent Schedule of Accounts and on all invoices and statements delivered to Lender with respect thereto; (g) to the best of Borrower's knowledge all Obligors thereof have the capacity to contract and are solvent; (h) the services furnished and for goods sold giving rise thereto are not subject to any lien, claim, encumbrance or security interest except that of Lender and/or as specifically stated in Exhibit "B" attached hereto and made a part hereof; (i) Borrower has no knowledge of any fact or circumstance which would impair the validity or collectibility thereof; and (j) to the best of Borrower's knowledge, there are no proceedings or actions which are threatened or pending against any Obligor thereof which might result in any material adverse change in its financial condition.


                                                                     Exhibit 6.7

5.3 Upon an occurrence of an Event of Default, any of Lender's officers, employees or agents shall have the right, at any time or times hereafter, in Lender's name or in the name of a nominee of Lender, to verify the validity, amount or any other matter relating to any Accounts by mail, telephone, telegraph or otherwise. Upon the occurrence of an Event of Default, all costs, fees and expenses relating thereto incurred by Lender (or for which Lender becomes obligated) shall be payable by Borrower to Lender.

5.4 Upon an occurrence of an Event of Default, within twenty-one (21 ) days after the close of business on the last day of each calendar month from and after the date thereof, Borrower shall deliver to Lender, in form and substance acceptable to Lender, a detailed aged trial balance of al I then existing
Accounts and such other matters and information relating to the status of then existing Accounts as Lender shall reasonably request. Borrower shall keep accurate and complete records of its Accounts, which records shall be made available to Lender at all times hereafter (during Borrower's customary business hours) for Lender's inspection, copying, verification or otherwise.

5.5 Unless Lender notifies Borrower in writing after the occurrence of an Event of Default that Lender suspends any one or more of the following requirements, Borrower shall during any continuance of such Event of Default: (a) promptly upon Borrower's learning thereof, inform Lender, in writing, of any material delay in Borrower's performance of any of its obligations to any Obligor and of any assertion of any claims, offsets or counterclaims by any Obligor and of any allowances, credits and/or other monies granted by Borrower to any Obligor; (b) not permit or agree to any extension, compromise or settlement or make any change or modification of any kind or nature with respect to any Account, including any of the terms relating thereto; (c) promptly upon Borrower's receipt or learning thereof, furnish to and inform Lender of all material adverse information relating to the financial condition of any Obligor; and (d) promptly upon Borrower's learning/hereof, notify Lender in writing which of its then existing Accounts scheduled to Lender with respect to which Lender has made an advance are no longer Eligible Accounts.

5.6 Notwithstanding Paragraph 10.8 below, Lender, at any time or times after and during any continuance of an Event of Default, and after the expiration of any applicable grace periods or cure periods, in its sole and absolute discretion, without notice thereof to Borrower, may notify any or all Obligors that the Accounts and Special Collateral have been assigned to Lender and that Lender has a security interest therein and Lender may direct such Obligors thereafter to make all payments due from them to Borrower upon the Accounts and Special Collateral; (a) directly to Lender; or (b) indirectly to a lock box established by Lender in Lender's name or otherwise.

                            6. Collateral: Inventory

6.1 "Eligible Inventory" shall mean the portion of Inventory that: (a) consists without limitation all Inventory located at the location(s) specified in Exhibit C; (b) does not violate the negative covenants and provisions of this Article and does satisfy the positive covenants and provisions of this Article; (c) is not obsolete; and (d) Lender has in good faith determined, in accordance with Lender's customary business practices, is not unacceptable due to age, type, category and/or quantity. Lender shall notify Borrower of any determination pursuant to this Paragraph within a reasonable time after it has been made. The


                                                                     Exhibit 6.7

"value" of Eligible Inventory shall mean the lesser of Borrower's cost thereof or the wholesale market value thereof.

6.2 Borrower warrants and represents to and covenants with Lender that: (a) Inventory only shall be kept at the locations specified on Exhibit "C" hereto;
(b) Borrower, immediately upon demand by Lender therefor, now and from time to time hereafter, shall execute and deliver to Lender Designations of Inventory specifying Borrower's cost of Inventory and of Eligible Inventory and such other matters and information relating to Inventory and Eligible Inventory as Lender may request; (c) Borrower does now keep and hereafter et all times shall keep correct end accurate records itemizing and describing-the kind, type, quality and quantity of Inventory, and of Eligible Inventory, Borrower's cost therefor and selling price thereof and the daily withdrawals therefrom and additions thereto, all of which records shall be available (during Borrower's usual business hours), upon demand, to any of Lender's officers, employees or agents for inspection and copying thereof; (d) all Inventory is now and shall at all times hereafter be of good and merchantable quality, free from defects; (e) Inventory is not subject to any licensing, patent, royalty, trademark, trade name or copyright agreements with any third parties, Borrower's right to sell the Inventory is not restricted geographically or by customer type and the sale by Lender of Inventory after repossession will not violate the terms or conditions of any agreement to which Borrower is a party or by the terms of which Borrower is bound; (f) Inventory is not now and shall not at any time or times hereafter be stored with a bailee, warehouseman or similar party without Lender's prior written consent, and, in such event, Borrower will concurrently therewith cause any such bailee, warehouseman or similar party to issue and deliver to Lender, in form and substance acceptable to Lender, warehouse receipts therefor in Lender's name; and (g) any of Lender's officers, employees or agents shall have the right, upon demand, now and at any time or times hereafter during Borrower's usual business hours, to inspect and examine Inventory and any other Collateral and to check and test the same as to quality, quantity, value and condition and Borrower agrees to use its best efforts to cause its employees and agents to cooperate with Lender in this regard, and after an Event of Default, to pay to Lender, on demand, all of Lender's actual out of pocket costs, fees and expenses in so doing. In the event the value of Eligible Inventory is reduced to an amount which is insufficient to support the loans made pursuant to Paragraph 3.2 hereof ("Inventory Loans"), Borrower, immediately, shall pay to Lender an amount of monies sufficient to reduce the Inventory Loans to an amount up to the percentages set forth in Paragraph 3.2 hereof. Lender in its sole and absolute discretion, may pay to itself, for the account of Borrower, from the loans to be made by Lender to Borrower pursuant to Paragraph 3. I above, an amount of monies necessary to satisfy (in whole or in part) the foregoing requirement. Notwithstanding Paragraph 10.1 hereof, if Borrower does not timely make such payment or if the monies available from the loans to be made pursuant to Paragraph 3.1 above are not sufficient therefor, the same shall be deemed an Event of Default by Borrower under this Agreement.

6.3 Until an Event of Default, Borrower may sell Inventory in the ordinary course of its business (which does not include a transfer in partial or total satisfaction of Indebtedness). In no event shall Borrower make any sale of Inventory which shall be less than its value as set forth in Paragraph 6.1 above.


                                                                     Exhibit 6.7

6.4 Borrower shall be liable or responsible for: (a) the safekeeping of Inventory; (b) any loss or damage thereto or destruction thereof occurring or arising in any manner or fashion from any cause; (c) any diminution in the value thereof; or (d) any act or default of any carrier, warehouseman, bailee or forwarding agency thereof or other person whomsoever. Notwithstanding the foregoing, Lender shall use reasonable care in the custody and preservation of Inventory in the actual possession of Lender.

6.5 Upon the occurrence of an Event of Default, Lender may, now or at any time or times thereafter, in its sole and absolute discretion, may require that the Inventory be stored with a bailee, warehouseman or similar party and warehouse receipts therefor be issued in Lender's name and be delivered to Lender. Borrower hereby agrees to do whatever acts are required to effectuate the foregoing. All costs and expenses incurred and/or arising in connection with this Paragraph shall be paid by Borrower.

                            7. Collateral: Equipment

7.1 Borrower warrants and represents to Lender that Borrower has good, indefeasible, and merchantable title to and ownership of the Equipment described and/or listed on each Schedule of Equipment delivered to Lender from time-to-time on a Schedule A and/or located on each of Borrower's places of business set forth in Exhibit "C", and that Equipment shall be kept and/or maintained solely at the addresses set forth in Exhibit "C" or as indicated on each Schedule A. The "Eligible Equipment" shall consist of durable medical equipment which shall include: infusion pumps, ventilators, monitors, surgical lasers and miscellaneous medical and computer equipment. All Eligible Equipment shall be located in the United States. Unless otherwise agreed by Lender at the time of any disbursement, "Eligible Used Equipment" shall mean any Eligible Equipment placed in service by Borrower prior to March 31, 1997. Unless otherwise agreed by Lender at the time of any disbursement, "Eligible New Equipment" shall mean any Eligible Equipment placed in service by Borrower after March 31, 1997. Unless otherwise agreed by Lender at the time of any disbursement, "Equipment Cost" shall be equal to the lowest of (l) manufacturer's net invoice price exclusive of taxes, freight, and installation for the Equipment; (2 ) net book value (determined in accordance with generally accepted accounting principles) of the Equipment; (3) fair market value of the Equipment; or (4) the out of pocket cost paid by Lender for the Equipment.

7.2 Borrower shall keep and maintain the Equipment in good operating condition and repair and shall make all necessary replacements thereof and renewals thereto so that the value and operating efficiency thereof shall at all times be maintained and preserved. Borrower shall not permit any such items to become a fixture to real estate or accession to other personal property.

7.3 Borrower, immediately on demand by Lender, shall deliver to Lender any and all evidence of ownership of, including without limitation, certificates of title to and applications for title to, any of the Equipment.

        8. Warranties, Representations and Covenants: Insurance and Taxes

8.1 Borrower, at its sole cost and expense, shall keep and maintain the Collateral insured for the full insurable value against loss or damage by fire, theft, explosion, sprinklers and all other hazards and risks ordinarily insured


                                                                     Exhibit 6.7
against by other owners or users of such properties in similar businesses. All such policies of insurance shall be in form and with insurers recognized as adequate by prudent business persons and all such policies shall be in such amounts as may be satisfactory to Lender. Borrower shall deliver to Lender a Certificate of Insurance issued by the insurance carrier and, if requested by Lender, a copy of each policy of insurance and evidence of payment of all premiums therefor. Such policies of insurance shall contain an endorsement, in a form and substance acceptable to Lender, showing loss payable to Lender. Such endorsement or an independent instrument furnished to Lender, shall provide that the insurance companies will give Lender at least thirty (30) days written notice before any such policy or policies of insurance shall be altered or canceled and that no act or default of Borrower or any other person shall affect the right of Lender to recover under such policy or policies of insurance in case of loss or damage. Borrower hereby directs all insurers under such policies of insurance to pay all proceeds payable thereunder directly to Lender. Borrower, irrevocably, makes, constitutes and appoints Lender (and all officers, employees or agents designated by Lender) as Borrower's true and lawful attorney (and agent-in fact) for the purpose of making, settling and adjusting claims relating to the Collateral under such policies of insurance, endorsing the name of Borrower on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect to such policies of insurance. In the event Borrower at any time or time hereafter shall fail to obtain or maintain any of the policies of insurance required above or to perform any obligation or pay any premium in whole or in part relating thereto, then Lender, without waiving or releasing any obligation or default by Borrower hereunder' may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premium and take any other action with respect thereto which Lender deems advisable. All sums so disbursed by Lender, including reasonable attorneys' fees, court costs, expenses and other charges relating/hereto, shall be payable by Borrower to Lender. So long as no Event of Default has occurred or is continuing hereunder and so long as no material adverse change in Borrower's financial condition has occurred, Lender will perm it the proceeds of insurance to be used to purchase replacements to the Collateral.

8.2 Subject to the provisions of Paragraph 9.3 below: (a) Borrower shall pay promptly, when due, all of the Charges; and (b) Borrower shall not permit the Charges to arise, or to remain, and will promptly discharge the same. In the event Borrower, at any time or times hereafter, shall fail to pay the Charges or to obtain such discharges, Borrower shall so advise Lender thereof in writing; Lender may, without waiving or releasing any obligation or liability of Borrower hereunder or Event of Default, in its sole and absolute discretion, at any time or times thereafter, make such payment, or any part thereof, or obtain such discharge and take any other action with respect thereto which Lender deems advisable. All sums so paid by Lender and any expenses, including reasonable attorneys' fees, court costs, expenses and other charges relating thereto, shall be payable by Borrower to Lender.

              9. Warranties, Representations and Covenants: General

9.1 Except as expressly disclosed in the Financials submitted prior to the date hereof, or prior to the date of any disbursement made hereunder, Borrower warrants and represents to and covenants with Lender that: (a) Borrower is and


                                                                     Exhibit 6.7
at all times hereafter shall be a corporation duly organized and existing and in good standing (or similar active status) under the laws of the state of its incorporation as represented at the beginning of this Agreement and qualified or licensed to do business in all other states in which the laws thereof require Borrower to be so qualified and/or licensed;(b) Borrower has the right end power end is duly authorized and empowered to enter into, execute, deliver add perform this Agreement and the Other Agreements; (c) the execution, delivery and/or performance by Borrower of this Agreement and the Other Agreements shall not, by the lapse of time, the giving of notice or otherwise, constitute a violation of any applicable law or a breach of any provision contained in Borrower's Articles of Incorporation or By-Laws or contained in any agreement, instrument or document to which Borrower is now or hereafter a party or by which it is or may become bound; (d) Borrower has and at all times hereafter shall have good, indefeasible and merchantable title to and ownership of the Collateral, free and clear of all liens, claims, security interests and encumbrances except those of Lender and those, if any, described on Exhibit "B" hereto; (e) Borrower is now and at al I times hereafter shall be solvent and able to pay its debts as they mature, and Borrower now owns and shall at all times hereafter own property whose fair salable value is greater than the amount required to pay its debts;
(f) Borrower now has and shall have at all times hereafter capital sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; (g) there are no actions or proceedings which are pending or threatened against Borrower which might result in any material and adverse change in its financial condition or materially affect its assets or the Collateral; (h) except for trade payables arising in the ordinary course of its business since the dates reflected in the Financials and except as disclosed in the Financials, Borrower has no other material indebtedness other than as disclosed on Exhibit D; (i) Borrower is not subject to the renegotiation of any government contracts; (j) Borrower possesses adequate assets, licenses, patents, copyrights, trademarks and trade names to continue to conduct its business as previously conducted by it and Borrower will not be in breach of any agreement if Lender should exercise any of its rights pursuant to this Agreement against the Collateral; (k) Borrower has and is in good standing with respect to all governmental permits, certificates. consents and franchises necessary to continue to conduct its business as previously conducted by it and to own or lease and operate its properties as now owned or leased by it; (l) none of said permits, certificates, consents or franchises contain any term, provision, condition, or limitation more burdensome then such as are generally applicable to persons engaged in the same or similar business as Borrower; (m) Borrower is not a party to any contract or agreement or subject to any charge, corporate restriction, judgment, decree or order materially and adversely affecting its business, property, assets, operations or condition, financial or otherwise; (n) Borrower is not in violation of any applicable statute, regulation or ordinance of the United States of America, of any state, city, town, municipality, county or of any other jurisdiction, or of any agency thereof, in any respect materially and adversely affecting its business, property, assets, operations or condition, financial or otherwise; (o) Borrower is not in default with respect to any indenture, loan agreement, mortgage, deed or other similar agreement relating to the borrowing of monies to which it is a party or by which it is bound; (p) the Financials fairly and accurately present the assets, liabilities and financial conditions and results of operations of Borrower and such other Persons described therein as of and for the periods ending on such dates and have been prepared in accordance with generally accepted accounting principles and such principles have been applied on a basis consistently followed in all


                                                                     Exhibit 6.7
material respects throughout the periods involved; and (q) there has been no material and adverse change in the assets, liabilities or financial condition of Borrower since the date of the Financials.

9.2 Borrower warrants and represents to and covenants with Lender that Borrower shall not, without Lender's prior written consent thereto, which Lender shall not unreasonably withhold or delay, concurrently or hereafter: (a) except as disclosed on Exhibit B grant a security interest in, assign, sell or transfer any of the Collateral to any person or permit, grant, or suffer or permit a lien, claim or encumbrance upon any of the Collateral; (b) permit or suffer any levy, attachment or restraint to be made affecting the Collateral in excess of the amount set forth in Exhibit D; (c) permit or suffer any receiver, trustee or assignee for the benefit of creditors to be appointed to take possession of any of the Collateral; (d) merge or consolidate with or acquire or be acquired by any Person unless Borrower is the surviving entity and its tangible net worth following such consolidation or merger is not less than such tangible net worth immediately prior thereto; (e) enter into any transaction not in the ordinary course of its business which materially and adversely affects Borrower's ability to repay Borrower's Liabilities or Indebtedness, or the Collateral; (f) other than in the ordinary course of its business, make any investment in excess of the amount set forth in Exhibit D in the securities of any Person; provided, however, notwithstanding/he foregoing, Borrower may make investments in certificates of deposit of a banking institution having a net worth in excess of $10,000,000.00 or in securities of the United States of America or commercial paper with P I rating (all of the foregoing maturing within one (1) year); (g) except with respect to MRM, guarantee or otherwise, in any way, become liable with respect to the obligations or liabilities of any person except by endorsement of instruments or items of payment for deposit to the general account of Borrower or for delivery to Lender on account of Borrower's Liabilities; (h) make any material change in Borrower's capital structure or in any of its business objectives, purposes and operations which [might in any way] materially and adversely affects the repayment of Borrower's Liabilities; (i) other than as specifically permitted in or contemplated by this Agreement, encumber, pledge, mortgage, sell, lease or otherwise dispose of or transfer, whether by sale, merger, consolidation or otherwise, any of Borrower's assets, other than in the ordinary course of Borrower's business and which does not materially and adversely affect the repayment of Borrower's Liabilities; ( ) redeem, retire, purchase or otherwise acquire, directly or indirectly, any of Borrower's Stock pursuant to any agreement unless disclosed under Exhibit D; (k) except as disclosed on Exhibit D, declare or pay dividends upon any of Borrower's Stock or make any distributions of Borrower's property or assets or make any loans, advances and/or extensions of credit to any Persons provided, however, notwithstanding the foregoing, Borrower may pay stock dividends upon its Stock provided that the same is in accordance with all applicable laws; and
(1) except as disclosed on Exhibit B or Exhibit D, incur Indebtedness (other than Borrower's Liabilities)except renewals or extensions of existing Indebtedness and interest thereon and trade payables arising in the ordinary course of its business, and except that the same is unsecured [or if secured by any security interest on any of the Collateral to Persons who execute and deliver to Lender (in form and substance acceptable to Lender and its counsel) subordination agreements subordinating/heir claims against Borrower therefor to the payment of Borrower's Liabilities].


                                                                     Exhibit 6.7

9.3 Notwithstanding anything contained in this Agreement to the contrary, Borrower may permit or suffer the Charges to attach to its assets and may dispute, without prior payment thereof, the Charges provided that Borrower, in good faith, shall be contesting the same in an appropriate proceeding and if the same are in excess of the amount described on Exhibit D, in the aggregate at any time during the original term or any renewal term, Borrower has given Lender such additional collateral and assurances as Lender, in its exclusive, sole and absolute right and discretion, deems necessary under the circumstances.

9.4 Borrower covenants with Lender that Borrower shall keep books of account and prepare financial statements and shall cause to be furnished to Lender the following (all of the foregoing and following to be kept and prepared in accordance with generally accepted accounting principles applied on a basis consistent with the Financials unless Borrower's certified public accountants concur in any changes therein and such changes are consistent with then generally accepted accounting principles):

         A. As soon as available but not later then one hundred twenty ( 120) days after the close of each fiscal year of Borrower, a balance sheet of Borrower as at the end of, and the related statement of operations for, such year and a reconciliation of capital for such year, certified (or with the consent of Lender, reviewed) by Ernst & Young, or such other firm of independent certified public accountants of recognized standing selected by Borrower and accepted by Lender.

         B. Concurrently with the delivery of the financial statements described in Subparagraph (A) above, a certificate of the chief executive officer and chief financial officer of Borrower certifying to Lender that based upon their examination of the affairs of Borrower, performed in connection with the preparation of said financial statements, they are not aware of the occurrence or existence of any condition or event which constitutes or would upon notice or lapse of time or both constitute an Event of Default or, if they are aware thereof, the nature thereof and a certification as to (i) the value of the Eligible Inventory, eligible Accounts and Eligible Equipment then owned by Borrower or (ii) whether or not any occurrence, condition or event which constitutes or would upon notice or lapse of time or both constitute an Event of Default and if so the nature thereof.

         C. As soon as available but not later than forty-five(45)days after the end of each fiscal quarter hereafter (or after the end of each month if requested by Lender after an occurrence and during any continuance of an Event of Default), a balance sheet of Borrower as at the end of, and the related statement of operations for, the portion of Borrower's fiscal year then elapsed, certified by Borrower's principal or chief financial officer that such balance sheet and statement have been prepared in accordance with generally accepted accounting principles (with the exception of all disclosures which are required for proper financial statement presentation)and to fairly present the financial position and results of operations of Borrower for such period.

         D. Such other data and information (financial and otherwise) as Lender, from time to time, may reasonably request bearing upon or related to the Collateral, Borrower's financial condition and/or results or operations including monthly Designations of Inventory and aging reports relating to Accounts.


                                                                     Exhibit 6.7

                         10. Default.

10.1 The occurrence of any one of the following events shall constitute a default ("Event of Default") by Borrower under this Agreement: (a) if Borrower fails or neglects to perform, keep or observe any term, provision, condition, covenant, warranty or representation contained in this Agreement or in the Other Agreements, which is required to be performed, kept or observed by Borrower and the same is not cured within twenty (20) days after the issuance of written notice thereof from Lender to Borrower by any nationally recognized next day air carrier service or by registered mail; (b) if any material statement, report or certificate made or delivered by Borrower, or any of its officers, employees or agents, to Lender is not true and correct and the same is not cured within twenty (20) days after the issuance of written notice thereof from Lender to Borrower by any nationally recognized next day air carrier service or by registered mail; (c) if Borrower fails to pay any portion of Borrower's Liabilities, within five (5) business days after any sum becomes due and payable or has been declared due and payable; (d) if the Collateral or any other of Borrower's assets are attached, seized, subjected to a writ or distress warrant, or are levied upon, or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and the same is not terminated or dismissed within forty-five (45) days thereafter; (e) if a petition under any section or chapter of the Bankruptcy Act or any similar law or regulation shall be filed by Borrower or if Borrower shall make an assignment for the benefit of its creditors or if any case or proceeding is filed by Borrower for its dissolution or liquidation; (f) if Borrower is enjoined, restrained or in any way prevented by court order from conducting al] or any material part of its business affairs or if a petition under any section or chapter of the Bankruptcy Act or any similar law or regulation is filed against Borrower or if any case or proceeding is filed against Borrower for its dissolution or liquidation and such injunction, restraint or petition is not dismissed or stayed within thirty (30) days after the entry or filing thereof;
(g) if an application is made by Borrower for the appointment of a receiver, trustee or custodian for the Collateral or any other of Borrower's assets; (h) if an application is made by any Person other than Borrower for the appointment of a receiver, trustee, or custodian for the Collateral or any other of Borrower's assets and the same is not dismissed within thirty (30) days after the application therefor; (i) except as permitted in Paragraph 9.3 above, if a notice of lien, levy or assessment is filed of record with respect to all or any of Borrower's assets by the United States or any department, agency or instrumentality thereof or by any state, county, municipal or other governmental agency, including without limitation the Pension Benefit Guaranty Corporation, or if any taxes or debts owing at any time or times hereafter to any one of them becomes a lien or encumbrance upon the Collateral or any other of Borrower's assets and the same is not released within thirty (30) days after same becomes a lien or encumbrance; or (j) if Borrower is in default in the payment of Indebtedness (other than Borrower's Liabilities)and such default is declared end is not cured within the time, if any, specified therefor in any agreement governing the same.

10.2 All of Lender's rights and remedies under this Agreement and the Other Agreements are cumulative and nonexclusive.


                                                                     Exhibit 6.7

10.3 Upon an Event of Default or the occurrence of any one of the events described in Paragraph 10.1 (notwithstanding Borrower's right to cure the same thereafter), without notice by Lender to or demand by Lender of Borrower, Lender shall have no further obligation to and may then forthwith cease advancing monies or extend credit to or for the benefit of Borrower under this Agreement and the Other Agreements. Upon an Event of Default, without notice by Lender to or demand by Lender of Borrower, Borrower's Liabilities shall be due and payable, forthwith (including the right to receive the applicable prepayment premium set forth in Paragraph 3.5 as of the date that Lender shall declare the Borrower's Liabilities due and payable if such Event of Default is not cured within thirty (30) days.

10.4 Upon an Event of Default, Lender, in its sole and absolute discretion, may:
(a) exercise any one or more of the rights and remedies accruing to a secured party under the Uniform Commercial Code of the relevant state or states and any other applicable law upon default by a debtor; (b) enter, with or without process of law and without breach of the peace, any premises where the Collateral or the books and records of Borrower related thereto is or may be located, and without charge or liability to Lender therefor seize and remove the Collateral (and copies of Borrower's books and records in any way relating to the Collateral) from said premises and/or remain upon said premises and use the same (together with said books and records) for the purpose of collecting, preparing and disposing of the Collateral; and (c) sell or otherwise dispose of the Collateral at public or private sale for cash or credit, provided, however, that Borrower shall be credited with the net proceeds of such sale only when such proceeds are actually received by Lender pursuant to Paragraph 1.2 hereof.

10.5 Upon an Event of Default, Borrower, immediately upon demand by Lender, shall assemble the Collateral and make it available to Lender at a place or places to be designated by Lender which is reasonably convenient to Lender and Borrower. Borrower recognizes that in the event Borrower fails to perform, observe or discharge any of its obligations or liabilities under this Agreement or the Other Agreements, no remedy of law will provide adequate relief to Lender, and Borrower agrees that Lender shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

10.6 Any notice required to be given by Lender of a sale, lease, other disposition of the Collateral or any other intended action by Lender, deposited in the United States mail, postage prepaid and duly addressed to Borrower at its principal place of business specified et the beginning of this Agreement not less than ten ( 10) days prior to such proposed action, shall constitute commercially reasonable and fair notice to Borrower thereof.

10.7 Upon an Event of Default, Lender shall have the right at any time and from time to time thereafter, in its sole and absolute discretion, without notice thereof to Borrower: (a) to enforce payment of and collect, by legal proceedings or otherwise, the Accounts and Special Collateral in the name of Lender and Borrower; and (b) to take control, in any manner, of any item of payment or proceeds referred to in Paragraph 4.5 above.


                                                                     Exhibit 6.7

10.8 Upon an Event of Default, Borrower, irrevocably, hereby designates, makes, constitutes and appoints Lender (and all persons designated by Lender) as Borrower's true and lawful attorney (and agent-in-fact), with power, without notice to Borrower and at such time or times thereafter as Lender, in its sole and absolute discretion, may determine, in Borrower's or Lender's name: (a) to demand payment of the Accounts and Special Collateral; (b) to enforce payment of the Accounts and Special Collateral by legal proceedings or otherwise; (c) to exercise all of Borrower's rights and remedies with respect to the collection of the Accounts and Special Collateral; (d) to settle, adjust, compromise, extend or renew the Accounts and Special Collateral; (e) to settle, adjust or compromise any legal proceedings brought to collect the Accounts and Special Collateral; (f) to sell or assign the Accounts and Special Collateral upon such terms, for such amounts and at such time or times as Lender deems advisable; (g) to discharge and release the Accounts and Special Collateral; (h) to take control, in any manner, of any item of payment or proceeds referred to in Paragraph 4.5 above; (i) to prepare, file and sign Borrower's name on any Proof of Claim in Bankruptcy or similar document against any Obligor; (j) to prepare, file and sign Borrower's name on any Notice of Lien, Assignment or Satisfaction of Lien or similar document in connection with the Accounts and Special Collateral; (k) to do all acts and things necessary, in Lender's sole discretion, to fulfill Borrower's obligations under this Agreement; (1) to endorse the name of Borrower upon any of the items of payment or proceeds referred to in Paragraph 4.5 above and to deposit the same to the account of Lender to and on account of Borrower's Liabilities; (m) to endorse the name of Borrower upon any chattel paper, document, instrument, invoice, freight bill, bill of lading or similar document or agreement relating to the Accounts and Special Collateral; and (n) to sign the name of Borrower to verifications of the Accounts and Special Collateral and notices thereof to Obligors. All costs (including, but not limited to, any amounts Lender pays to any third party pursuant to any licensing, patent, royalty, trademark, trade name or copyright agreement and any expenses incurred by Lender in connection therewith) expenses and fees (including, but not limited to, attorneys' fees) incurred by Lender (or for which Lender becomes obligated to pay) in connection with the foregoing shall be paid by Borrower to Lender.

10.9 Upon an Event of Default, Borrower agrees that Lender may, if Lender deems it reasonable, postpone or adjourn any such sale from time to time by an announcement at the time and place of sale or by announcement at the time and place of such postponed or adjourned sale, without being required to give a new notice of sale. Borrower agrees that Lender has no obligation to preserve rights against prior parties to the Collateral.

10.10 If at any time or times on or after an Event of Default Lender employs counsel for advice or other representation (a) with respect to the Collateral, this Agreement or the Other Agreements; (b) to represent Lender in any litigation, contest, dispute, suit or proceeding or to commence, defend or intervene or to take any other action in or with respect to any litigation, contest, dispute, suit or proceeding (whether instituted by Lender, Borrower or any other Person) in any way or respect relating to the Collateral, this Agreement, the Other Agreements or Borrower's affairs; (c) to enforce any rights of Lender against Borrower or any other Person which may be obligated to Lender by virtue of this Agreement or the Other Agreements, including, without limitation, the Obligors; (d) to protect, collect, sell, liquidate or otherwise dispose of the Collateral; and/or (e) to attempt to or to enforce Lender's


                                                                     Exhibit 6.7
security interest in the Collateral, the reasonable attorneys' fees arising from such services and all expenses, costs, charges and other fees of such counsel or of Lender in any way or respect arising in connection with or relating to any of the events described in this Paragraph shall be paid by Borrower to Lender. Without limiting the generality of the foregoing, such expenses, costs, charges and fees include: (i) accountant's fees, costs and expenses; (ii) court costs and expenses; (iii) court reporter fees, costs and expenses; (iv) long distance telephone charges; (v) telegram charges; (vi) expenses for travel, lodging and food; and (vii) expenses incurred in fulfilling, in whole or in part, any order of any Obligor from which an Account has arisen or will arise.

10.11 Upon the occurrence of any of the events described in Paragraph 10.1 above, notwithstanding Borrower's right to cure the same before it becomes an Event of Default, Lender, if it determines that the Collateral or the payment of Borrower's Liabilities is jeopardized, may enforce such of its rights and remedies under this Article as Lender deems necessary or proper.


                                                                     Exhibit 6.7

In Witness Whereof, this Agreement has been duly executed as of the day and year first above written.

                                            MEDICAL RESOURCES MANAGEMENT, INC.
                                                    (Name of Borrower)

Attest:

/s/ Michael Fewer                            By:  /s/ Allen H. Bonnifield
----------------------                           ------------------------
Secretary                                        Allen H. Bonnifield
                                                 Title: Chief Executive Officer

(Corporate Seal)

                                             PULSE MEDICAL PRODUCTS, INC.
                                                   (Name of Borrower)
Attest:

/s/ Michael Fewer                            By:  /s/ Allen H. Bonnifield
----------------------                           ------------------------
Secretary                                        Allen H. Bonnifield
                                                 Title: Chief Executive Officer

(Corporate Seal)

                                             PHYSIOLOGIC REPS, INC.
                                               (Name of Borrower)
Attest:

/s/ Michael Fewer                            By:  /s/ Allen H. Bonnifield
----------------------                           ------------------------
Secretary                                        Allen H. Bonnifield
                                                 Title: Chief Executive Officer

(Corporate Seal)

LINC CAPITAL MANAGEMENT,
a division of LINC CAPITAL, INC.
(Lender)

By:
----------------------
Title:



                                                                     Exhibit 6.7

                                E X H I B I T "A"

                               LIST OF FINANCIALS

FOR MRM:

1996 Audited Financial Statements

Current Unaudited Consolidated and Consolidating Financial Statements prepared by Borrower or its independent auditor on a quarterly basis

Current Unaudited Consolidated and Consolidating Financial Statements prepared by Borrower or its independent auditor on a monthly basis

FOR PULSE:

1996 Unaudited Financial Statements

1996 Audited Financial Statements by June 30, 1997

Unaudited  Financial  Statements  prepared  by  Borrower  on a  quarterly  basis

Unaudited Financial Statements prepared by Borrower on a monthly basis

FOR PRI:

1996 Audited Financial Statements

Unaudited  Financial  Statements  prepared  by  Borrower  on a  quarterly  basis

Unaudited Financial Statements prepared by Borrower on a monthly basis






                                                                     Exhibit 6.7

                                E X H I B I T "B"

                                 LIENS OF RECORD

FOR MRM: None:



FOR PULSE: None, except as noted below:



FOR PRI:

None, except:

A. The security interest granted by PRI to Merrill Lynch Business Financial Services, Inc. ("MLBFS") under that certain Term Loan and Security Agreement dated March 28, 1995. The security interest granted by PRI to MLBFS shall be prior to the security interest granted by PRI to Lender in the Collateral provided that the security interest granted by PRI to Lender in New Equipment financed or to be financed by Lender and the cash end non-cash proceeds thereof shall be prior to any security interest granted by PRI to MLBFS in such New Equipment and the related cash and non-cash proceeds. Lender shall have no obligation to make any loans to PRI based on the value of Collateral owned by PRI unless and until Lender has received a release or subordination acceptable to Lender from MLBFS.

B. The security interest granted by PRI to any lien holders of record as of April 23, 1997 in connection with the equipment leasing obligations incurred by PRI as disclosed in its Financial Statements including:

          i. CAPITAL LEASE DATED 12-19-96 WITH CURA FINANCIAL FOR EQUIPMENT IN THE AMOUNT OF $118,533.75; AND

          ii. CAPITAL LEASE DATED 03-27-97 WITH AT&T CAPITAL FOR EQUIPMENT IN THE AMOUNT OF $249,965.



                                                                     Exhibit 6.7

                                E X H I B I T "C"

                            ALL ADDRESSES OF BORROWER

FOR MRM:

Borrower'slocation in Glendale, California, having a street address of: 932 Grand Central Avenue.

FOR PULSE:

Borrower's location in Boise, Idaho, having a street address of: 5449 Kendall Street and the following locations:

                  2137 S. 1260 W.
                  Salt Lake City, UT 84119

                  2600 W. 29th Avenue
                  Denver, CO 80211

                  9606 Upton Road
                  Bloomington, MN 55431

                  1520 Third Street, NW, C-325
                  Great Falls, MT 59405

FOR PRI:

Borrower's location in Glendale, California, having a street address of: 932 Grand Central Avenue.


                                                                     Exhibit 6.7

                                E X H I B I T "D"

                     DISCLOSURES UNDER PARAGRAPH 9: FOR MRM

  a. For purposes of subparagraph (h) of Paragraph 9.1, Borrower has no other material Indebtedness other than as disclosed below: NONE.

  b. For purposes of subparagraph (b) of Paragraph 9.2 the amount shall be $10,000.00;

  c. For purposes of subparagraph (f) of Paragraph 9.2 the amount shall be $50,000;

  d. For purposes of subparagraph (j) of Paragraph 9.2 the following agreements permit or require Borrower to redeem, retire, purchase or otherwise acquire any of Borrower's stock: NONE.

  e. For purposes of subparagraph (k) of Paragraph 9.2 the following agreement requires Borrower to declare or pay dividends upon any of Borrower's Stock or make any distributions of Borrower's property or assets or make any loans, advances and/or extensions of credit to any
         Persons: NONE.

  f. For purposes of Paragraph 9.3 the amount shall be: $50,000, in the aggregate.






                                                                     Exhibit 6.7

                                E X H I B I T "D"

                    DISCLOSURES UNDER PARAGRAPH 9: FOR PULSE


  a. For purposes of subparagraph (h) of Paragraph 9.1, Borrower has no other material Indebtedness other than as disclosed below: NONE.

  b. For purposes of subparagraph (b) of Paragraph 9.2 the amount shall be $10,000.00;

  c. For purposes of subparagraph (f) of Paragraph 9.2 the amount shall be $50,000;

  d. For purposes of subparagraph (j) of Paragraph 9.2 the following agreements permit or require Borrower to redeem, retire, purchase or otherwise acquire any of Borrower's stock: NONE.

  e. For purposes of subparagraph (k) of Paragraph 9.2 the following agreement requires Borrower to declare or pay dividends upon any of Borrower's Stock or make any distributions of Borrower's property or assets or make any loans, advances and/or extensions of credit to any
         Persons: NONE.

  f. For purposes of Paragraph 9.3 the amount shall be: $50,000, in the aggregate.










                                                                     Exhibit 6.7

                                E X H I B I T "D"

                     DISCLOSURES UNDER PARAGRAPH 9: FOR PRI

  a. For purposes of subparagraph (h) of Paragraph 9.1, Borrower has no other material Indebtedness other than as disclosed below:

         iii. CAPITAL LEASE DATED 12-19-96 WITH CURA FINANCIAL FOR EQUIPMENT IN THE AMOUNT OF $118,533.75; AND

         iv. CAPITAL LEASE DATED 03-27-97 WITH AT&T CAPITAL FOR EQUIPMENT IN THE AMOUNT OF $249,965.

  b. For purposes of subparagraph (b) of Paragraph 9.2 the amount shall be $10,000.00;

  c. For purposes of subparagraph (f) of Paragraph 9.2 the amount shall be $50,000;

  d. For purposes of subparagraph (j) of Paragraph 9.2 the following agreements permit or require Borrower to redeem, retire, purchase or otherwise acquire any of Borrower's stock: NONE.

  e. For purposes of subparagraph (k) of Paragraph 9.2 the following agreement requires Borrower to declare or pay dividends upon any of Borrower's Stock or make any distributions of Borrower's property or assets or make any loans, advances and/or extensions of credit to any
         Persons: NONE.

  f. For purposes of Paragraph 9.3 the amount shall be: $50,000, in the aggregate.




                                                                     Exhibit 6.7

                                   SCHEDULE A
                                LIST OF EQUIPMENT

The following Equipment owned by MRM is intended to be included as Equipment upon which a security interest has been granted to Lender under the terms of the Equipment Note Loan and Security Agreement (this "Agreement"), made as of April ____, 1997 by and between LINC CAPITAL MANAGEMENT, a division of LINC CAPITAL, INC. ("Lender"), and PULSE MEDICAL PRODUCTS, INC. ("Pulse") and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") under which each of Pulse and MRM are individually and collectively referred to as "Borrower".

All of MRM's now existing and/or owned and hereafter arising and for acquired goods (other than Inventory), equipment, vehicles and fixtures, together with all accessions thereto subject to any liens of record as of April 23, 1997.





                                                                     Exhibit 6.7

                                   SCHEDULE A
                                LIST OF EQUIPMENT

The following Equipment owned by Pulse is intended to be included as Equipment upon which a security interest has been granted to Lender under the terms of the Equipment Note Loan and Security Agreement (this "Agreement"), made as of April
      , 1997 by and between LINC CAPITAL MANAGEMENT, a division of LINC CAPITAL, INC. ("Lender"), and PULSE MEDICAL PRODUCTS, INC. ("Pulse") and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") under which each of Pulse and MRM: are individually and collectively referred to as "Borrower".

All of Debtor's now existing and/or owned and hereafter arising and/or acquired goods (other than Inventory), equipment, vehicles and fixtures, together with all accessions thereto including but not limited to the equipment listed and identified on the attachments to this Schedule A.






                                                                     Exhibit 6.7

                                   SCHEDULE A
                                LIST OF EQUIPMENT

The following Equipment owned by PRI is intended to be included as Equipment upon which a security interest has been granted to Lender under the terms of the Equipment Note Loan and Security Agreement (this "Agreement"), made as of April
  , 1997 by and between LINC CAPITAL MANAGEMENT, a division of LINC CAPITAL, INC. ("Lender"), and PULSE MEDICAL PRODUCTS, INC. ("Pulse") and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") under which each of Pulse and MRM are individually and collectively referred to as "Borrower".

All of PRI's now existing and/or owned and hereafter arising and/or acquired goods (other than Inventory), equipment, vehicles and fixtures, together with all accessions thereto subject to any liens of record as of April 23, 1997.



                                                                     Exhibit 6.7

                                ADDENDUM NO. 1 TO
                   EQUIPMENT NOTE LOAN AND SECURITY AGREEMENT
                          DATED AS OF
                                     -------------------
                                     BETWEEN
                            LINC CAPITAL MANAGEMENT,
                        A DIVISION OF LINC CAPITAL, INC.
                                       AND
                   MEDICAL RESOURCES MANAGEMENT, INC. ("MRM")
                                       AND
                     PULSE MEDICAL PRODUCTS, INC. ("PULSE")

This Addendum is attached to and forms part of that certain Equipment Note Loan and Security Agreement dated as of April , 1997 (the "Agreement") between LINC CAPITAL MANAGEMENT, a division of SCIENTIFIC LEASING INC., ("Lessor" or "LINC") and PULSE MEDICAL PRODUCTS, INC. ("Pulse") a(n) Idaho corporation with its principal place of business at __________________________ and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") a(n) ______________________ corporation with its principal place of business at ______________________ (each of Pulse and MRM are hereinafter individually and collectively referred to as "Borrower").

A. Terms defined in the Agreement shall have the same meanings herein unless otherwise expressly set forth herein or otherwise required by context hereof.

B. The following shall be added to the terms of the Agreement and are hereby incorporated therein by reference.

C. To the extent any terms or conditions contained in this Addendum may be inconsistent or conflict with any terms or conditions contained in the Agreement, the terms and conditions contained in this Addendum shall govern and control.

25. DEFINITIONS.

"BASE IMPLICIT RATE" shall mean as set forth in Section 28(b) herein.
"BASE MONTHLY RENT FACTOR" shall mean as set forth in Section 28(b) herein. "BASE TREASURY RATE" shall mean as set forth in Section 28(b) herein.
"EQUIPMENT COST" shall mean the lowest of: (a) manufacturer's net invoice price (exclusive of sales tax, delivery, installation, leasehold improvements costs and software expenses ); (b) fair market value; and (c) net book value
(determined in accordance with generally accepted accounting principles). "FUNDING PERIOD" shall mean from the date hereof to December 31, 1997.
"IMPLICIT RATE" shall mean the annual implicit rate set forth in Section 28(c) herein.
"INDEX INSTRUMENT" shall mean the U.S. Treasury Notes maturing closest to the date 48 months from the Commencement Date of each Schedule.
"MASTER LEASE" shall mean the Master Lease Agreement to be executed between Lender as Lessor and Borrower as Lessee in the form attached hereto. "Lease Line" shall mean the equipment lease line of credit as set forth in Section 26 herein.
"LEASE LINE AMOUNT" shall be the amount of the Lease Line to be provided hereunder as set forth in Section 26(b) herein.
"LESSEE" shall mean the MRM and Pulse, jointly and severally.
"LESSOR" shall mean the Lender.



                                                                     Exhibit 6.7

"MONTHLY RENT FACTOR" shall mean as set forth in Section 28(c) herein.
"NORMED LEASE" shall mean that certain Master Equipment Rental Agreement dated June 6, 1995 between Normed, as "Owner" and Pulse as "User"; the Addendum to Master Equipment Rental Agreement dated June 6, 1995 between Owner and User and each of the Equipment Schedules entered into between Owner and User thereunder including Equipment Schedules numbered 01, 02, 03, 04, 05 and 06 and any supplements, amendments, additions thereto or replacements, renewals and extensions thereof which as been assigned by Normed to Lender.
"NORMED EQUIPMENT" shall mean all equipment which is currently on lease to Pulse under the Normed Lease as more particularly described in each Equipment Schedule to the Normed Lease together with any repair, replacement or substituted service parts or accessories and any attachments thereto.
"TREASURY RATE" shall mean the yield of the Index Instrument as reported, from time to time, in the Wall Street Journal, Midwest Edition.

26. LEASE LINE.

         (a) Subject to the terms and conditions of the Master Lease, this Addendum and any applicable Schedules, and provided no Event of Default shall have occurred and be then continuing, Lessor agrees to purchase and lease Equipment to Lessee.

         (b) The aggregate Equipment Cost of such Equipment shall not exceed $2,200,000 less the original principal amount of any loan made to Borrower under the Agreement comprised of the sum of (a) the lesser of (i) $1,200,000 or (ii) One Hundred percent (100%) of the Equipment Cost of "Used Eligible Equipment" determined as of not later than two business days prior to the date of the purchase of Equipment by Lender less the aggregate Equipment Cost previously paid by Lessor for any Eligible Equipment purchased by Lender for lease to Borrower as lessee including the Normed Lease plus (b) the lesser of (i) $1,000,000 or (ii) One Hundred percent (100%) of the Equipment Cost of New Eligible Equipment" determined as of not later than two business days prior to the date of the loan disbarment less the aggregate Equipment Cost previously paid by Lessor for any Eligible Equipment purchased by Lender for lease to Borrower.

         (c) All Equipment to be purchased by Lessor and leased to Lessee under this Lease Line shall be delivered, accepted, fully operational and funded by no later than December 31, 1997.

         (d) The Equipment shall be located at Lessee's locations as set forth in Exhibit C of the Agreement, or at such other locations as Lessor may approve prior to funding, all as set forth in the applicable Schedules.

         (e) No unit of Equipment with an aggregate Equipment Cost of less than $1,000 shall be included in the Equipment.

         (f) Each piece of Equipment, its Supplier and all purchase orders, invoices & related documents will be subject to review and approval by Lessor.


                                                                     Exhibit 6.7

27. FUNDINGS.

         (a) Lessor, upon Lessee's request, may make progress payments for any unit of Equipment with a unit cost over $1,000 to the Supplier in accordance with Lessor's standard procedures. Lessee shall pay Lessor interim rent from the Acceptance Date to the Commencement Date as set forth in Section 2 of the Master Lease.

         (b) In the event Lessee shall not deliver to Lessor its Equipment Acceptance in respect of the Equipment on or before three (3) months from the date of the first progress payment made hereunder, Lessee shall pay Lessor, upon demand, an amount equal to the sum of all progress payments made by Lessor together with all accrued and unpaid interim rent.

         (c) Alternatively, Lessor may purchase Equipment from Lessee for which Lessee may have purchased and paid the Supplier. In such event, Lessee shall submit to Lessor evidence satisfactory to Lessor of payment to the Supplier.

         (d) Lessor shall in its discretion accumulate Lessee's paid invoices and progress payment made by Lessor into Schedules of no less than $10,0,000 (except a final Schedule in a lesser amount as required to utilize the remaining Lease Line) which Schedules shall commence on the Commencement Date.

28. LEASE ECONOMICS.

         (a) The Initial Lease Term for each Schedule shall be 48 months.

         (b) The Base Monthly Rent Factor shall be 2.72% of Equipment Cost, payable monthly in advance, and reflects a Base Implicit Rate of 14.40%, which corresponds to a Base Treasury Rate of 6.12%.

         (c) For each Schedule, the Monthly Rent Factor shall be calculated based on the Implicit Rate in effect on the Commencement Date of such Schedule. Such Implicit Rate shall be equal to the Base Implicit Rate plus or minus (as appropriate) the number of basis points by which the Treasury Rate on such Commencement Date differs from the Base Treasury Rate. Notwithstanding anything to the contrary contained herein, the minimum Implicit Rate shall be 14.40%. Upon the commencement of each Schedule, the Monthly Rent Factor for such Schedule shall be fixed for the Initial Lease Term of such Schedule.

29. NORMED LEASE MODIFICATION.

         (a) Lessor acknowledges agrees that upon consummation of the Agreement, the execution and delivery of all documentation required thereunder, and the disbursement of the initial loans thereunder Lender shall enter into a modification agreement with respect to the Normed Lease in order to provide the same Lease Economics set forth above under the Normed Lease.

         (b) The modification of the Normed Lease shall also incorporate terms and conditions consistent with the Master Lease.

30. END OF TERM OPTIONS. Provided that the Normed Lease and the Master Lease has not been canceled and that no Event of Default or event which, with notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing, Lessee shall elect one of the following options in clauses (a),
(b), or (c) below:


                                                                     Exhibit 6.7

         (a) Lessee's Option to Renew: At the expiration of the Initial Lease Term of the first Schedule hereto, Lessee may elect to renew the Normed Lease and the Master Lease with respect to all, and not less than all, of the Equipment under all Schedules at their respective expiration dates for not less than 12 months at a Base Monthly Rental Factor of 1% of Equipment Cost per month, which rent shall be paid monthly in advance plus any applicable taxes. Upon the expiration of such extended lease term, Lessee shall purchase the Equipment as provided in Section 30(b) for a purchase price of $1.00 unless Lessee shall have returned the Equipment as provided in Section 30(c).

         (b) Lessee's Option to Purchase: At the expiration of the Normed Lease and the Initial Lease Term of the first Schedule to the Master Lease, Lessee may elect to purchase all, but not less than all, of the Equipment under all Schedules at their respective expiration dates for a purchase price equal to 10% of Equipment Cost thereof as of the end of the Initial Lease Term applicable to each Schedule, plus any applicable sales or other transfer taxes payable as a result of such sale plus any amounts that remain unpaid to Lessor under the Master Lease.


32. CONDITIONS PRECEDENT. Lessee shall cause the following documents to be delivered to Lessor in form and substance acceptable to Lessor:

         (a)  Condition to Lessor's performance:

              1. Master Lease;
              2. Addendum to Master Lease;
              3. Secretary's certificate as to board of resolutions and
                 incumbency;
              4. Warrant and related documents:

                      a. Warrant Purchase Agreement;
                      b. Registration Rights Agreement;
                      c. Warrant;
                      d. other warrants outstanding;
                      e. other Stock/Equity Agreements;
                      f. Capitalization Table; and
                      g. Schedule of Stock and Warrant Holders;

              5. Legal opinions of Lessee's counsel;
              6. Certified copy of Lessee's Articles of Incorporation and by-laws;
              7. Current financial statements prepared by Lessee or its
                 independent auditor;
              8. Guaranty, if applicable;
              9. Lessee's operating plan and
              10. Collateral Assignment of Real Estate, if applicable.

         (b) Condition to any purchase of or payment on account of the purchase of Equipment:

              1. Progress payment authorization, if applicable;
              2. Lessee's Purchase Agreement with Supplier, if applicable;
              3. Purchase agreement assignment of agreements between Lessee and


                                                                     Exhibit 6.7

                 Supplier(s) for Equipment, if applicable;
              4. Original invoices issued to Lessor (or copies of invoices to
                 Lessee and canceled checks of Lessee);
              5. Bill(s) of Sale for Equipment sold by Lessee to Lessor, if applicable;
              6. Schedule(s);
              7. Casualty Schedule, if applicable;
              8. Secretary's certificate as to board of resolutions and
                 incumbency;
              9. Certificate of Equipment Acceptance by Lessee;
             10. UCC-1 financing statements and protective fn~cture filings signed by Lessee (to be filed prior to the earlier of funding or, for Equipment delivered after the date of the Master Lease, delivery of Equipment to Lessee) together with any UCC Amendments relating thereto for any prior, present or subsequent Schedule;
             11. Release or subordinationof any prior security interests in the
                 Equipment including "after acquired" equipment clauses;
             12. Agreement to provide Insurance and Certificate of Insurance;
             13. Release, disclaimer or subordination agreements by each owner and mortgagee of the Premises in the Equipment;
             14. Software License Agreement, if applicable; and
             15. Such other items or documents as Lessor may request.

         (c) Condition to return of equipment:

             1.  Notice from Lessee to Lessor;
             2.  Certificate as to Condition of Equipment Upon Return; and
             3.  Equipment Receipt Certificate (Lessor).

 LINC CAPITAL MANAGEMENT,                            LINC Capital Management,
 A DIVISION OF                                       a division of
 SCIENTIFIC LEASING INC.                             Scientific Leasing Inc.
 MASTER LEASE AGREEMENT                              303 East Wacker Drive
                                                     Chicago, Illinois 60601
                                                     (312)946-1000

 Lessee:    __________________                Master Lease Agreement No._______
 Address:   __________________
            __________________

LINC Capital Management, a division of Scientific Leasing Inc. ("Lessor") hereby leases to Lessee and Lessee leases from Lessor, in accordance with the terms and conditions hereinafter set forth, the equipment and property together with all replacement parts, additions, accessories, alterations and repairs incorporated therein or now or hereafter affixed thereto (herein collectively referred to as the "Equipment") described in each Equipment Schedule which may be executed by Lessor and Lessee from time to time (individually a "Schedule" and collectively, the "Schedules"), each of which is made a part hereof. For all purposes of this Master Lease Agreement ("Lease"), each Equipment Schedule relating to one or more items of Equipment shall be deemed a separate lease incorporating all of the terms and provisions of this Lease. In the event of a conflict between the terms of this Lease and the terms and conditions of an Equipment Schedule, the terms and conditions of the Equipment Schedule shall govern and control that Equipment Schedule.

1. Term and Rental. The term of this Lease (the "Initial Lease Term") for any item of Equipment shall be set forth in the Equipment Schedule relating to such item of Equipment and shall commence (the "Commencement Date") on the acceptance Date ("Acceptance Date"), which shall be the applicable of: (1) the date of delivery of the Equipment to Lessee; (2) in the case of Equipment which is the subject of a sale and leaseback between Lessor and Lessee, the date upon which Lessor purchases such Equipment from Lessee; or (3) in the case of Equipment requiring installation, the date of installation of the Equipment. If the Acceptance Date is other than the first day of a calendar quarter, then the Commencement Date of the Initial Lease Term set forth in any Equipment Schedule shall be the first day of the calendar quarter following the month which includes the Acceptance Date and Lessee shall pay to Lessor, in addition to all other sums due hereunder, an amount equal to one-thirtieth of the amount of the average monthly rental payment due or to become due hereunder multiplied by the number of days from and including the Acceptance Date to the Commencement Date of the Initial Lease Term set forth in the Equipment Schedule. Lessee agrees to pay the total rental for the entire term hereof, which shall be the total amount of all rental payments set forth in the Equipment Schedule plus such additional amounts as may become due hereunder or pursuant to any written modification hereof or additional written agreement hereto. Except as otherwise specified in the Equipment Schedule, rental payments hereunder shall be monthly and shall be payable in advance on the first day of each month during the term of this Lease beginning with the Commencement Date of the Initial Lease Term and shall be sent to the address of the Lessor specified in this Lease or in the Equipment Schedule or as otherwise directed by the Lessor in writing. Rental payments or any other payments due hereunder not made on or before the due date shall be overdue and shall be subject to a service charge in an amount equal to two


                                                                     Exhibit 6.7
percent (2 %) per month of the overdue payments or the maximum rate permitted by law whichever is less (the "Service Charge Rate"). If Lessor shall at any time accept a rental payment after it shall become due. such acceptance shall not constitute or be construed as a waiver of any or all of Lessor's rights hereunder, including without limitation those rights of Lessor set forth in Sections 12 and 13 hereof.

2. Title. This is an agreement of lease only. Lessee shall have no right, title or interest in or to the Equipment leased hereunder, except as to the use thereof subject to the terms and conditions of this Lease. All of the Equipment shall remain personal property (whether or not the Equipment may at any time become attached or affixed to real property). The Equipment is and shall remain the sole and exclusive property of Lessor or its assignees. AU replacement parts, modifications, repairs, alterations, additions and accessories incorporated in or affixed to the Equipment (herein collectively called "additions" and included in the definition of "Equipment"), whether before or after the Commencement Date, shall become the property of Lessor upon being so incorporated or affixed and shall be returned to Lessor as provided in Section
3. Upon the request of Lessor, Lessee will affix to the Equipment labels or other markings supplied by Lessor indicating its ownership of the Equipment and shall keep the same affixed for the entire term of this Lease. Lessee agrees to promptly execute and deliver or cause to be executed and delivered to Lessor and Lessor is hereby authorized to record or file, any statement and/or instrument requested by Lessor for the purpose of showing Lessor's interest in the Equipment, including without limitation, financing statements, security agreements, and waivers with respect to rights in the Equipment from any owners or mortgagees of any real estate where the Equipment may be located. In the event that Lessee fails or refuses to execute and/or file Uniform Commercial Code financing statements or other instruments or recordings which Lessor or its assignee reasonably deems necessary to perfect or maintain perfection of Lessor's or its assignee's interests hereunder, Lessee hereby appoints Lessor as Lessee's limited attorney in-fact to execute and record all documents necessary to perfect or maintain the perfection of Lessor's interests hereunder. Lessee shall pay Lessor for any costs and fees relating to any filings hereunder including but not limited to, costs, fees, searches, document preparation, documentary stamps, privilege taxes and reasonable attorneys' fees. If any item of Equipment includes computer software, Lessee shall execute and deliver and shall cause Seller (as hereinafter defined) to deliver all such documents as are necessary to effectuate assignment of all applicable software licenses to Lessor. Lessee shall at its expense: (i) indemnify, protect and defend Lessor's title to the Equipment from and against all persons claiming against or through Lessee; (ii) at all times keep the Equipment free from any and all liens, encumbrances, attachments, levies, executions, burdens, charges or legal process of any and every type whatsoever; (iii) give Lessor immediate written notice of any breach of this Lease described in clause (ii); and (iv) indemnify, protect and save Lessor harmless from any loss, cost or expense (including reasonable attorneys' fees) caused by the Lessee's breach of any of the provisions of this Lease, whether incurred by Lessor in pursuing its rights against Lessee or defending against any claims or defenses asserted by or through Lessee.

3. Acceptance and Return of Equipment. Lessor shall, at any time prior to unconditional acceptance of all Equipment by Lessee, have the right to cancel this Lease with respect to such Equipment (and if the Equipment or any portion thereof has not previously been delivered, Lessor may refuse to pay for the


                                                                     Exhibit 6.7

Equipment or any portion thereof or refuse to cause the same to be delivered) if: (a) the Acceptance Date with respect to any item of Equipment to be leased pursuant to any Equipment Schedule has not occurred within sixty (60) days of the estimated Acceptance Date set forth in such Equipment Schedule or (b) there shall be, in the reasonable judgment of Lessor, a material adverse change in the financial condition or credit standing of Lessee or of any guarantor of Lessee's performance under this Lease since the date of the most recent financial statements of Lessee or of such guarantor submitted to Lessor. Upon any cancellation by Lessor pursuant to this Section or the provisions of any Equipment Schedule, Lessee shall forthwith reimburse to Lessor all sums paid by Lessor with respect to such Equipment plus all costs and expenses of Lessor incurred in connection with such Equipment and any interest or rentals due hereunder in connection with such Equipment and shall pay to Lessor all other sums then due hereunder, whereupon if Lessee is not then in default and has fully performed all of its obligations hereunder, Lessor will, upon request of Lessee, transfer to Lessee without warranty or recourse any rights that Lessor may then have with respect to such Equipment. Lessee agrees to promptly execute and deliver to Lessor (in no event later than 15 days after the Acceptance Date) a confirmation by Lessee of unconditional acceptance of the Equipment in the form supplied by Lessor (the "Equipment Acceptance"). Lessee agrees, before execution of the aforesaid Equipment Acceptance, to inform Lessor in writing of any defects in the Equipment, or in the installation thereof, which have come to the attention of Lessee or its agents and which might give rise to a claim by Lessee against the Seller or any other person. If Lessee fails to give notice to Lessor of any such defects or fails to deliver to Lessor the Equipment Acceptance as provided herein, it shall be deemed an acknowledgment by Lessee (for purposes of this Lease only) that no such defects in the Equipment or its installation exist and it shall be conclusively presumed, solely as between Lessor and its assignees and Lessee, that such Equipment has been unconditionally accepted by Lessee for lease hereunder. Except as otherwise provided in any Equipment Schedule, Lessee shall provide Lessor ninety (90) days prior written notice of its intention to return the Equipment upon expiration of the Initial Lease Term. Upon expiration or the cancellation or termination of the Lease with respect to any Equipment, Lessee shall, at its own expense, assemble, crate, insure and deliver all of the equipment and all of the service records and all software and software documentation subject to this Lease and any Equipment Schedules hereto to Lessor in the same good condition and repair as when received, reasonable wear and tear resulting only from proper use thereof excepted, to such reasonable destination within the continental United States as Lessor shall designate. Lessee shall, immediately prior to such return of each item of Equipment, provide to Lessor a letter from the manufacturer of the equipment or another service organization reasonably acceptable to Lessor certifying that said item is in good working order, reasonable wear and tear resulting only from proper use thereof excepted, that such item is eligible for a maintenance agreement by such manufacturer and all software is included thereon. If any computer software requires relicensing when removed from Lessee's premises, Lessee shall bear all costs of such relicensing. Except as otherwise expressly provided in the Equipment Schedule, if Lessee fails for any reason to provide the notice set forth above or to re-deliver the Equipment back to Lessor in accordance with the terms set forth above, Lessee shall pay to Lessor, at Lessor's election, an amount equal to the highest monthly payment set forth in the Equipment Schedule for a period of not less than three (3) months and at the end of such period of time ("Holdover Period"), Lessee shall return the Equipment to Lessor as provided herein. Except as otherwise expressly


                                                                     Exhibit 6.7
provided in the Equipment Schedule, if Lessee fails or refuses to return the Equipment as provided herein at the end of any Holdover Period, Lessee shall pay to Lessor, at Lessor's option, an amount equal to one hundred percent (100%) of the highest monthly payment set forth in the Equipment Schedule or the highest rate permitted by law, whichever is less, for each month or portion thereof, until Lessee so returns the Equipment to Lessor.

4. Disclaimer of Warranties. LESSEE HAS EXCLUSIVELY SELECTED AND CHOSEN THE TYPE, DESIGN, CONFIGURATION, SPECIFICATION AND QUALITY OF THE EQUIPMENT HEREIN LEASED AND THE VENDOR, DEALER, SELLER, MANUFACTURER OR SUPPLIER THEREOF (HEREIN COLLECTIVELY CALLED "SELLER"), AS SET FORTH IN THE EQUIPMENT SCHEDULES. LESSOR MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING WITHOUT LIMITATION, THE CONDITION OF THE EQUIPMENT, ITS MERCHANTABILITY OR ITS FITNESS, ADAPTABILITY, ANY IMPLIED WARRANTY OF QUIET ENJOYMENT OR NON-INTERFERENCE OR SUITABILITY FOR ANY PARTICULAR PURPOSE, AND, LESSEE LEASES, HIRES AND RENTS THE EQUIPMENT "AS IS, WHERE IS." Lessee understands and agrees that neither Seller, nor any agent of Seller, is an agent of Lessor or is in any manner authorized to waive or alter any term or condition of this Lease. Lessor shall not be liable for any loss or damage suffered by Lessee or by any other person or entity, direct or indirect or consequential, including, but not limited to, business interruption and injury to persons or property, resulting from non-delivery or late delivery, installation, failure or faulty operation, condition, suitability or use of the Equipment leased by Lessee hereunder, or for any failure of any representations, warranties or covenants made by the Seller. Any claims of Lessee shall not be made against Lessor but shall be made, if at all, solely and exclusively against Seller, or any persons other than the Lessor. Lessor hereby authorizes Lessee to enforce during the term of this Lease, in its name, but at Lessee's sole effort and expense, all warranties, agreements or representations, if any, which may have been made by Seller to Lessor or to Lessee, and Lessor hereby assigns to Lessee solely for the limited purpose of making and prosecuting any such claim, all rights which Lessor may have against Seller for breach of warranty or other representation respecting the Equipment.

5. Care, Transfer and Use of Equipment. Lessee, at its own expense, shall maintain the Equipment in good operating condition, repair and appearance in accordance with Seller's specifications and in compliance with all applicable laws and regulations and shall protect the Equipment from deterioration except for reasonable wear and tear resulting only from proper use thereof. When generally offered, Lessee shall, at its expense, keep a maintenance contract in full force and effect throughout the term of this Lease and any Equipment Schedule hereto. The disrepair or inoperability of the Equipment regardless of the cause thereof shall not relieve Lessee of the obligation to pay rental hereunder. Lessee shall not make any modification, alteration or addition to the Equipment (other than normal operating accessories or controls). Lessee will not, and will not permit anyone other than the authorized field engineering representatives of Seller or other maintenance organization reasonably acceptable to Lessor to effect any inspection, adjustment, preventative or remedial maintenance or repair to the Equipment. Lessee may not (a) relocated or operate the Equipment at locations other than the premises of Lessee specified in the applicable Equipment Schedule (the "Premises"), except with Lessor's prior written consent, which shall not be unreasonably withheld if such other location within the continental United States, or (b) SELL, CONVEY, TRANSFER, ENCUMBER, PART WITH POSSESSION OF, OR ASSIGN ANY ITEM OF EQUIPMENT OR ANY OF ITS


                                                                     Exhibit 6.7

RIGHTS HEREUNDER, AND ANY SUCH PURPORTED TRANSACTION SHALL BE NULL AND VOID AND OF NO FORCE OR EFFECT. In the event of a relocation of the Equipment or any item thereof to which Lessor consents, all costs (including any additional property taxes or other taxes and any additional expense of insurance coverage) resulting from any such relocation, shall be promptly paid by Lessee upon presentation to Lessee of evidence supporting such cost. Lessor shall have the right during normal hours upon reasonable notice to Lessee, subject to applicable laws and regulations, to enter Lessee's Premises in order to inspect, observe, affix labels or other markings, or to exhibit the Equipment to prospective purchasers or future lessees thereof, or to otherwise protect Lessor's interest therein.

6. Net Lease. THIS LEASE AND ANY EQUIPMENT SCHEDULE HERETO IS A NET LEASE, AND ALL PAYMENTS HEREUNDER ARE NET TO LESSOR, All taxes, assessments, licenses, and other charges (including, without limitation personal property taxes and sales, use and leasing taxes and penalties and interest on such taxes) imposed, levied or assessed on the ownership, possession, rental or use of the Equipment during the term of this Lease and any Equipment Schedule hereto (except for Lessor's federal or state net income taxes) shall be paid by Lessee when due and before the same shall become delinquent, whether such taxes are assessed or would ordinarily be assessed against Lessor or Lessee. To the extent possible under applicable law, for personal property or ad valorem tax return purposes only, Lessee shall include the Equipment on such returns as may be required, which returns shall be timely filed by it. In any event, Lessee shall file all tax returns required for itself or Lessor and Lessor hereby appoints Lessee as is attorney-in-fact for such purpose. In case of failure by Lessee to so pay said taxes, assessment, licenses or other charges, Lessor may pay all or any part of such items, in which event the amount so paid by Lessor including any interest or penalties thereon and reasonable attorneys' fees incurred by Lessor in pursuing its rights against Lessee or defending against any claims or defenses asserted by or through Lessee shall be immediately paid by Lessee to Lessor as additional rental hereunder. Lessee shall promptly pay all costs, expenses and obligations of every kind and nature incurred in connection with the use or operation of the Equipment which may arise or become due during the term of this Lease and any Equipment Schedule hereto, whether or not specifically mentioned herein. In case of failure by Lessee to comply with any provision of this Lease and any Equipment Schedule hereto, Lessor shall have the right, but not the obligation, to effect such compliance on behalf of Lessee. In such event, all costs and expenses incurred by Lessor in effecting such compliance shall be immediately paid by Lessee to Lessor as additional rental hereunder.

7. Indemnity. Lessee shall and does hereby agree to indemnify, defend and hold Lessor and its assigns harmless from and against any and all liability, loss, costs, injury, damage, penalties, suits, judgements, demands, claims, expenses and disbursements (including without limitation, reasonable attorneys' fees incurred by Lessor in pursuing its rights against Lessee or defending against any claims or defenses asserted by or through Lessee) of any kind whatsoever arising out of, on account of, or in connection with this Lease and the Equipment leased hereunder, including, without limitation, its manufacture, selection, purchase, delivery, rejection, installation, ownership, possession, leasing, renting, operation, control, use, maintenance and the return thereof. This indemnity shall survive the Initial Lease Term or earlier cancellation or termination of this Lease and any Equipment Schedule hereto.


                                                                     Exhibit 6.7

8. Insurance. Commencing on the date that risk of loss or damage passes to Lessor from the Seller and continuing until Lessee has re-delivered possession of the Equipment to Lessor, Lessee shall, at its own expense, keep the Equipment (including all additions thereto) insured against all risks of loss or damage from every and any cause whatsoever in such amounts (but in no event less than the greater of the replacement value thereof or the amount set forth in the applicable Casualty Schedule, whichever is higher) with such deductibles and exclusions as approved by Lessor and in such form as is satisfactory to Lessor. All such insurance policies shall protect Lessor and Lessor's assignee(s) as loss payees as their interests may appear. Lessee shall also, at its own expense, carry public liability insurance, with Lessor and Lessor's assignee(s) as an additional insured, in such amounts with such companies and in such form as is satisfactory to Lessor, with respect to injury to person or property resulting from or based in any way upon or in any way connected with or relating to the installation, use or alleged use, or operation of any or all of the Equipment, or its location or condition. Not less than ten days prior to the Acceptance Date, Lessee shall deliver to Lessor satisfactory evidence of such insurance and shall further deliver evidence of renewal of each such policy not less than thirty (30) days prior to expiration thereof. Each such policy shall contain an endorsement providing that the insurer will give Lessor not less than thirty (30) days prior written notice of the effective date of any alteration, change, cancellation, or modification of such policy or the failure by Lessee to timely pay all required premiums, costs or charges with respect thereto. Upon Lessor's request, Lessee shall cause its insurance agent(s) to execute and deliver to Lessor Loss Payable Clause Endorsement and Additional Insured Endorsement (bodily injury and property damage liability insurance) forms provided to Lessee by Lessor. In case of the failure to procure or maintain such insurance, Lessor shall have the right, but not the obligation, to obtain such insurance and any premium paid by Lessor shall be immediately due and payable by Lessee to Lessor as additional rent hereunder. The maintenance of any policy or policies of insurance pursuant to this Section shall not limit any obligation or liability of Lessee pursuant to Sections 7 or 9 or any other provision of this Lease and any Equipment Schedule hereto.

9. Risk of Loss. Until such time as the Equipment is returned and delivered to and accepted by Lessor, pursuant to the terms of this Lease and any Equipment Schedule hereto, Lessee hereby assumes and shall bear the entire risk of loss, damage, theft and destruction of the Equipment, or any portion thereof, from any cause whatsoever ("Equipment Loss"). Without limitation of the foregoing, no Equipment Loss shall relieve Lessee in any way from its obligations her' tinder. Lessee shall promptly notify Lessor in writing of any Equipment Loss.

In the event of any such Equipment Loss, Lessee shall: (a) in the event Lessor determines such Equipment to be repairable, promptly place, at Lessee's expense, the Equipment in good repair, condition and working order in accordance with Seller's specifications and to the satisfaction of Lessor; or (b) in the event of an actual or constructive total loss of any item of Equipment, at Lessor's option: (i) promptly replace, at Lessee's expense, the Equipment with like equipment of the same or a later model with the same additions as the Equipment, and in good repair, condition and working order in accordance with the Seller's specifications and to the satisfaction of Lessor; or (ii) immediately pay to Lessor the amount obtained by multiplying the Actual Equipment Cost as specified in the applicable Equipment Schedule by the percentage contained in the applicable Casualty Schedule for the date of such Equipment Loss plus, any


                                                                     Exhibit 6.7
unpaid rentals or any amounts due hereunder or, if no Casualty Schedule has been made a part of any applicable Equipment Schedule, an amount equal to the present value of the total amount of unpaid rentals and all other amounts due and to become due under any applicable Equipment Schedule during the term thereof as of the date of any payment, discounted at a rate equal to discount rate of the Federal Reserve Bank of Chicago as of the Commencement Date of the Lease with respect to each applicable Equipment Schedule, plus an additional amount equal to the fair market value of the Equipment immediately prior to the loss, theft, damage, or destruction, but in no event shall the amount of such fair market value be less than twenty percent (2O %) of the actual cost of the Equipment. In the event Lessee is required to repair or replace any such item of Equipment pursuant to Subsections (a) or (b)(i) of the preceding sentence, the insurance proceeds received by Lessor, if any, pursuant to Section 8, after the use of such funds to pay any unpaid amounts then due hereunder, shall be paid to Lessee or, if applicable, to a third party repairing or replacing the Equipment upon Lessee's furnishing proof satisfactory to Lessor that such repair or replacement has been completed in a satisfactory manner. In the event Lessor elects option
(b)(ii), Lessee shall be entitled to a credit against the payment required by said Subsection in an amount equal to such insurance proceeds actually received by Lessor pursuant to Section 8 on account of such Equipment, and, upon payment by Lessee to Lessor of all of the sums required pursuant to Subsection (b)(ii), the applicable Equipment Schedule shall terminate with respect to such item of Equipment and Lessee shall be entitled to whatever interest Lessor may have in such item "as is, where is" and "with all faults" in its then condition and location without warranties of any type whatsoever, express or implied.

10. Covenants of Lessee. Lessee agrees that its obligations under this Lease and any Equipment Schedule hereto, including without limitation, the obligation to pay rental, are irrevocable and absolute, shall not abate for any reason whatsoever (including any claims against Lessor), and shall continue in full force and effect regardless of any inability of Lessee to use the Equipment or any part thereof for any reason whatsoever including, without limitation, war, act of God, storms, governmental regulations, strike or other labor troubles, loss, damage, destruction, disrepair, obsolescence, failure of or delay in delivery of the Equipment, or failure of the Equipment to properly operate for any cause. In the event of any alleged claim (including a claim which would otherwise be in the nature of a set-oft) against Lessor, Lessee shall fully perform and pay its obligations hereunder (including all rents' without set-off or defense of any kind) and its only exclusive recourse against Lessor shall be by a separate action. Lessee agrees to furnish promptly to Lessor the annual Financial statements of Lessee (and of any guarantors of Lessee's performance under this Lease and any Equipment Schedule hereto), prepared in accordance with generally accepted accounting principles and certified by independent certified public accountants, and such interim financial statements of Lessee as Lessor may require during the entire term of this Lease and any Equipment Schedule hereto. Lessee, if requested, shall provide at Lessee's expense an opinion of its counsel acceptable to Lessor affirming the covenants, representations and warranties of Lessee under this Lease and any Equipment Schedule hereto.

11. Representations and Warranties. In order to induce Lessor in enter into this Lease and any Equipment Schedule hereto and to lease the Equipment to Lessee hereunder, Lessee represents and warrants that: (a) Financial Statements. (i) applications, financial statements, and reports which have been submitted by Lessee and any Obligors (as hereinafter defined) to Lessor are, and all


                                                                     Exhibit 6.7
information hereafter furnished by Lessee and Obligors to Lessor will be, true and correct in all material respects as of the date submitted; (ii) as of the date hereof, the date of any Equipment Schedule and any Acceptance Date, there has been no material adverse change in any matter stated in such applications, financial statements and reports; and, (iii) none of the foregoing omit or ornitted to state any material fact. (b) Organization. Lessee is an organizational entity described on the signature page hereof and is duly organized, validly existing and is duly qualified to do business and is in good standing, in each State in which the Equipment will be located. (c) Authority. Lessee has full power, authority and right to execute, deliver and perform this Lease and any Equipment Schedule hereto, and the execution, delivery and performance hereof has been authorized by all necessary action of Lessee. (d) Enforceability. This Lease and any Equipment Schedule or other document executed in connection therewith has been duly executed and delivered by Lessee and any Obligor and constitutes a legal, valid and binding obligation of Lessee and any Obligor enforceable in accordance with its terms. (e) Consents. The execution, delivery and performance of this Lease and any Equipment Schedule hereto does not require any approval or consent of any stockholders, partners or proprietors or of any trustee or holders of any indebtedness or obligations of Lessee, and will not contravene any law regulation, judgment or decree applicable to Lessee, or the certificate of incorporation, partnership agreement, by-laws or other governing documents of Lessee, or contravene the provisions of, or constitute a default under, or result in the creation of any lien upon any properly of Lessee under any mortgage, instrument or other agreement to which Lessee is a party or by which Lessee or its assets may be bound or affected. Except as disclosed, no authorization, approval, license, filing or registration with any court or governmental agency or instrumentality is necessary in connection with the execution, delivery, performance, validity and enforceability of this Lease and any Equipment Schedule hereto. (f) Title. On each Commencement Date, Lessor shall have good and marketable title to the items of Equipment which is subject to this Lease and any Equipment Schedule hereto on such date, free and clear of all liens, except the lien of Seller which will be released upon receipt of payment. Lessee warrants that no party has a security interest in the Equipment which will not be released on or before payment by Lessor to Seller of the Equipment and that the Equipment is and shall at all times remain personal property regardless of how it may be affixed to any real property. (g) Litigation. There is no action, suit, investigation or proceeding by or before any court, arbitrator, agency or governmental authority pending or threatened against or affecting Lessee: (i) which involves the Equipment or the transactions contemplated by this Lease and any Equipment Schedule hereto; or
(ii) which, if adversely determined, could have a material adverse effect on the financial condition, business or operation of Lessee.

12. Events of Default. An event of default ("Event of Default") shall occur hereunder if Lessee or any Obligor ("Obligor" shall include any guarantor or surety of any obligations of Lessee to Lessor under this Lease and any Equipment Schedule hereto): (i) fails to pay any installment of rent or other payment required hereunder when due; or (ii) attempts to or does remove from the Premises (except a relocation with Lessor's consent as provided in Section 5), sell, transfer, encumber, part with possession of, or sublet any item of the Equipment; or (iii) shall suffer or have suffered, in the reasonable judgment of Lessor, a material adverse change in its financial condition since the date of the last financial statements submitted to Lessor, and as a result thereof Lessor deems itself to be insecure, or any of the statements or other documents


                                                                     Exhibit 6.7
or information submitted at any time heretofore or hereafter by Lessee or Obligor to Lessor has misstated or shall misstate or has failed or shall fail to state a material fact; or (iv) breaches or shall have breached any representation or warranty made or given by Lessee or Obligor in this Lease or in any other document furnished to Lessor in connection herewith, or any such representation or warranty shall be untrue or, by reason of failure to state a material fact or otherwise, shall be misleading; or (v) fails to perform or observe any other covenant, condition or agreement to be performed or observed by it hereunder, and such failure or breach shall continue unremedied for a period of ten days after the earlier of (a) the date on which Lessee obtains, or should have obtained knowledge of such failure or breach, or (b) the date on which notice thereof shall be given by Lessor to Lessee; or (vi) shall become insolvent or bankrupt or make an assignment for the benefit of creditors or consent to the appointment of a trustee or receiver, or a trustee or receiver shall be appointed for a substantial part of its property without its consent, or bankruptcy or reorganization or insolvency proceeding shall be instituted by or against Lessee or Obligor; or (vii) conveys, sells, transfers or assigns substantially all of Lessee's or Obligor's assets, or ceases doing business as a going concern, or, if a corporation, ceases to be in good standing or files a statement of intent to dissolve, or abandons any or all of the Equipment; or
(viii) shall be in breach of or default under any lease or other agreement at any time executed with Lessor or any other lessor or with any lender to Lessee or Obligor.

13. Remedies. Upon the occurrence of an Event of Default (the "Default Date") set forth in Section 12 and at any time thereafter, Lessor may, in its sole and absolute discretion, do any one or more of the following: (a) upon notice to Lessee cancel all or any portion of this Lease and some or all Equipment Schedules executed pursuant thereto; (b) enter Lessee's Premises and without removal of the Equipment, render the Equipment unusable or, require Lessee to assemble the Equipment and make it available to Lessor at a place designated by Lessor, and/or dispose of the Equipment by sale or otherwise (all of which determinations may be made by Lessor in its sole and absolute discretion) without any duty to account for such action or inaction or for any proceeds or profits with respect thereto; (c) declare immediately due and payable all sums due and to become due hereunder for the full term of the Lease (including any renewal or purchase obligations which Lessee has contracted to pay); (d) with or without canceling this Lease, recover from Lessee damages, in an amount equal to the sum of: (i) all unpaid rent and other amounts that became due and payable on, or prior to, the Default Date, (in) the present value of all future rentals and other amounts described in the Lease and not included in (i) above discounted to the Default Date at a rate equal to the discount rate of the Federal Reserve Bank of Chicago as of the Commencement Date of the Lease with respect to each Equipment Schedule (which discount rate, Lessee agrees is a commercially reasonable rate which takes into account the facts and circumstances  at  the  time  such  Equipment  Schedule  commenced),  (iii)  all commercially reasonable costs and expenses incurred by Lessor in enforcing Lessor's rights under this Lease, or defending against any claims or defenses asserted by or through Lessee, including but not limited to, costs of repossession, recovery, storage, repair, sale, re-lease and reasonable attorneys' fees, (iv) the estimated residual value of the Equipment as of the expiration of the Lease, (v) any indemnity amount payable to Lessor; and (vi) interest on all of the foregoing from the Default Date until the date payment is received by Lessor at 2 1/2% in excess of the Prime Rate (or its equivalent) per


                                                                     Exhibit 6.7
annum in effect on the date of such payment at the First National Bank of Chicago) or the highest rate permitted by law, whichever is less; (e) exercise any other right or remedy which may be available to it under the Uniform Commercial Code or any other applicable law. Lessor reserves the right, in its sole and absolute discretion, to release or sell any or all of the Equipment at a public auction or in a private sale, at such time, on such terms and with such notice as Lessor shall in its sole and absolute discretion deem reasonable. In such event, without any duty on Lessor's part to effect any such re-lease or sale of the Equipment, Lessor will credit the present value of any proceeds from such sale or re-lease actually received and retainable by it (net of any and all costs or expenses) discounted from the date of Lessor's receipt thereof to the Default Date at 2 1/2% in excess of the Prime Rate (or its equivalent) per annum in effect on the date of such payment at the First National Bank of Chicago, or the highest rate permitted by law, whichever is less to the amounts due to Lessor from Lessee under the provisions of (c), (d) and/or (e) above. A cancellation of this Lease shall occur only upon notice by Lessor and only as to such items of Equipment as Lessor specifically elects to cancel and this Lease shall continue in full force and effect as to the remaining items of Equipment, if any. If this Lease and/or any Equipment Schedule is deemed at any time to be one intended as security, Lessee agrees that the Equipment shall secure, in addition to the indebtedness set forth herein, any other indebtedness at any time owing by Lessee to Lessor. No remedy referred to in this Section is intended to be exclusive, but shall be cumulative and in addition to any other remedy referred to above or otherwise available to Lessor at law or in equity. No express or implied waiver by Lessor of any default shall constitute a waiver of any other default by Lessee or a waiver of any of Lessor's rights.

14. Assignment by Lessor. LESSOR MAY (WITH OR WITHOUT NOTICE TO LESSEE) SELL, TRANSFER, ASSIGN OR GRANT A SECURITY INTEREST IN ALL OR ANY PART OF ITS INTEREST IN THIS LEASE, ANY EQUIPMENT SCHEDULE, ANY ITEMS OF EQUIPMENT OR ANY AMOUNT PAYABLE HEREUNDER. In such an event, Lessee shall, upon receipt of notice, acknowledge any such sale, transfer, assignment or grant of a security interest and shall pay its obligations hereunder or amounts equal thereto to the respective transferee, assignee or secured party in the manner specified in any instructions received from Lessor. Notwithstanding any such sale, transfer, assignment or grant of a security interest by Lessor and so long as no event of default shall have occurred hereunder, neither Lessor nor any transferee, assignee or secured party shall interfere with Lessee's right of use or quiet enjoyment of the Equipment. In the event of such sale, transfer, assignment or grant of a security interest in all or any part of this Lease and any Equipment Schedule hereto, or in the Equipment or in sums payable hereunder, as aforesaid, Lessee agrees to execute such documents as may be reasonably necessary to evidence, secure and complete such sale, transfer, assignment or grant of a security interest and to perfect the transferee's, assignee's or secured party's interest therein and Lessee further agrees that the rights of any transferee, assignee or secured party shall not be subject to any defense, set-off or counterclaim that Lessee may have against Lessor or any other party, including the Seller, which defenses, set-offs and counterclaims shall be asserted only against such party, and that any such transferee, assignee or secured party shall have all of Lessor's rights hereunder, but shall assume none of Lessor's obligations hereunder. Lessee acknowledges that any assignment or transfer by Lessor shall not materially change Lessee's duties or obligations under this Lease nor materially increase the burdens and risks imposed on Lessee. Lessee agrees that Lessor may assign or transfer this Lease or Lessor's interest in the


                                                                     Exhibit 6.7

Equipment even if said assignment or transfer could be deemed to materially affect the interests of Lessee. Nothing in the preceding sentence shall affect or impair the provisions of Section 4, Section 10 or any other provision of this Lease.

15. Amendments. This Lease and any Equipment Schedule hereto contain the entire agreement between the parties with respect to the Equipment, this Lease and any Equipment Schedule hereto and there is no agreement or understanding, oral or written, which is not set forth herein. This Lease and any Equipment Schedule hereto may not be altered, modified, terminated or discharged except by a writing signed by the party against whom such alteration, modification, termination or discharge is sought.

Lessee's Initials
                 ------
16. Law. This Lease and any Equipment Schedule hereto shall be binding only when accepted by Lessor at its corporate headquarters in Illinois and shall in all respects be governed and construed, and the rights and the liabilities of the parties hereto determined, except for local filing requirements, in accordance with the laws of the State of Illinois. LESSEE WAIVES TRIAL BY JURY AND SUBMITS TO THE JURISDICTION OF THE FEDERAL DISTRICT COURTS OF COMPETENT JURISDICTION OR ANY STATE COURT WITHIN THE STATE OF ILLINOIS AND WAIVES ANY RIGHT TO ASSERT THAT ANY ACTION INSTITUTED BY LESSOR IN ANY SUCH COURT IS IN THE IMPROPER VENUE OR SHOULD BE TRANSFERRED TO A MORE CONVENIENT FORUM.

Lessee's Initials
                 ------
17. Invalidity. In the event that any provision of this Lease and any Equipment Schedule hereto shall be unenforceable in whole or in part, such provision shall he limited to the extent necessary to render the same valid, or shall be excised from this Lease or any Equipment Schedule hereto, as circumstances may require, and this Lease and the applicable Equipment Schedule shall be construed as if said provision had been incorporated herein as so limited, or as if said provision had not been included herein, as the case may be without invalidating any of the remaining provisions hereof.

18. Miscellaneous. All notices and demands relating hereto shall be in writing and mailed by certified mail, return receipt requested, to Lessor or Lessee at their respective addresses above or shown in the Equipment Schedule, or at any other address designated by notice served in accordance herewith. Notice shall become effective when deposited in the United States mail, with proper postage prepaid, addressed to the party intended to be served at the address designated herein. All obligations of Lessee shall survive the termination or expiration of this Lease and any Equipment Schedule hereto. Should Lessor permit use by Lessee of any Equipment beyond the Initial Lease Term, or, if applicable, any exercised extension or renewal term, the lease obligations of Lessee shall continue and such permissive use shall not be construed as a renewal of the term thereof, or as a waiver of any right or continuation of any obligation of Lessor hereunder, and Lessor may take possession of any such Equipment at any time upon demand. If more than one Lessee is named in this Lease, the liability of each shall be joint and several. Lessee shall, upon request of Lessor from time to time, perform all acts and execute and deliver to Lessor all documents which Lessor deems reasonably necessary to implement this Lease and any Equipment Schedule hereto, including, without limitation, certificates addressed to such persons as


                                                                     Exhibit 6.7

Lessor may direct stating that this Lease and the Equipment Schedule hereto is in full force and effect, that there are no amendments or modifications thereto, that Lessor is not in default hereof or breach hereunder, setting forth the date to which rentals due hereunder have been paid, and stating such other matters as Lessor may request. This Lease and any Equipment Schedule hereto shall be binding upon the parties and their successors, legal representatives and assigns. Lessee's successors and assigns shall include, without limitation, a receiver, debtor-in-possession, or trustee of or for Lessee. If any person, firm, corporation or other entity shall guarantee this Lease and the performance by Lessee of its obligations hereunder, all of the terms and provisions hereof shall be duly applicable to such Obligor.

19. Lessee's Waivers. To the extent permitted by applicable law, Lessee hereby waives any and all rights and remedies conferred upon a Lessee by Article 2A of the Uniform Commercial Code as adopted in any jurisdiction, including but not limited to Lessee's rights- to: 6) cancel this Lease; (ii) repudiate this Lease;
(iii) reject the Equipment; (iv) revoke acceptance of the Equipment; (v) recover damages from Lessor for any breaches of warranty or for any other reason; (vi) claim a security interest in the Equipment in Lessee's possession or control for any reason (vii) deduct all or any part of any claimed damages resulting from Lessor's default, if any, under this Lease; (viii) accept partial delivery of the Equipment (ix) "cover" by making any purchase or lease of or contract to purchase or lease Equipment in substitution for those due from Lessor; (x) recover any general, special, incidental, or consequential damages for any reason whatsoever; and (xi) specific performance, replevin, detinue, sequestration, claim, and delivery of the like for any Equipment identified to this Lease. To the extent permitted by applicable law, Lessee also hereby waives any rights now or hereafter conferred by statute or otherwise which may require Lessor to sell, lease or otherwise use any Equipment in mitigation of Lessor's damages as set forth in Paragraph 13 or which may otherwise limit or modify any of Lessor's rights or remedies under Paragraph 13. Any action by Lessee against Lessor for any default by Lessor under this Lease, including breach of warranty or indemnity, shall be commenced within one (1) year after any such cause of action accrues.

20. Counterparts. This Lease may be executed in any number of counterparts, each of which shall be deemed an original Each Equipment Schedule shall be executed in three (3) serially numbered counterparts each of which shall be deemed an original but only counterpart number 1 shall constitute "chattel paper" or "collateral" within the meaning of the Uniform Commercial Code in any jurisdiction.

21. Addendum. ("X" if applicable) [X] See Addendum (s) attached hereto and made a part hereof.

The person executing this Lease for and on behalf of Lessee warrants and represents, which warranty and representation shall survive the expiration or termination of this Lease, that this Lease and the execution hereof has been duly and validly authorized by Lessee, constitutes a valid and binding obligation of Lessee and that he has authority to make such execution for and on behalf of Lessee.


                                                                     Exhibit 6.7

IN WITNESS WHEREOF, this Lease has been executed by Lessee this   day of  , 19 .

ACCEPTED AT CHICAGO, ILLINOIS

                                    LINC CAPITAL MANAGEMENT, A DIVISION OF
                                    SCIENTIFIC LEASING INC.
 Lessee                             Lessor

 By:   _____________________         By:   _____________________
 Title:_____________________         Title:_____________________
 Date: _____________________         Date: _____________________






                                                                     Exhibit 6.7

                                   SCHEDULE B
                             CHECKLIST OF DQCUMENTS
                   Equipment Note Loan and Security Agreement
                 ("Agreement"), made as of April ________, 1997
                     by and between LINC CAPITAL MANAGEMENT,
                   a division of LINC CAPITAL, INC. ("Lender")
                   and PULSE MEDICAL PRODUCTS, INC. ("Pulse")
                 and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM")
                       and PHYSIOLOGIC REPS, INC. ("PRI")

 1.    Equipment Note Loan and Security Agreement
 2.    Collateral Note No. 1
 3.    Equipment Note No. 1
 4.    Lease Modification Agreement for the Normed Lease
 5.    Warrant for MRM Stock including Warrant Purchase Agreement
 6.    UCC-1 Financing Statements from Pulse
 7.    UCC-I Financing Statements from MRM
 8.    UCC- 1 Financing Statements from PRI
 9.    Incumbency Certificate from Pulse
 10.   Incumbency Certificate from MRM
 11.   Incumbency Certificate from PRI
 12.   Opinion of Counsel from counsel to Pulse, MRM and PRI
 13.   Subordination and/or Intercreditor Agreement with Legacy
 14.   Intercreditor Agreement with Merrill Lynch Business Financial Services,
       Inc.
 15.   Pay-off Letter and UCC -3 Termination Statement from West One Bank
 16.   Letter of Direction For Remittance of Loan Proceeds from Pulse, MRM and
       PRI
 17.   Subordination and Stand-by Agreement from holder of shareholder debt
 18. Form of UCC Purchase Money Security Interest Letters to be sent to any other conflicting Security Interest holders of Record against Pulse, MRM and PRI
 19. Disclaimer and UCC-3 Release Statement from any other conflicting Security Interest holders of Record against Pulse
 20. Disclaimer and UCC-3 Release Statement from any conflicting Security Interest holders of Record against MRM
 21. Disclaimer and UCC-3 Release Statement from any other conflicting Security Interest holders of Record against PRI






                                                                     Exhibit 6.7

                                                                     Exhibit 6.8
                              COLLATERAL NOTE NO. 1
$300,000.00                                                    Chicago, Illinois
                                                                  April __, 1997

The undersigned, PULSE MEDICAL PRODUCTS, INC. ("Pulse") a(n) Idaho corporation with its principal place of business at 5449 Kendall Street, Boise, Idaho 83706, and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") a(n) Nevada corporation with its principal place of business at 932 Grand Central Avenue, Glendale, California 91201 and PHYSIOLOGIC REPS, INC. ("PRI") a(n) California corporation with its principal place of business at 932 Grand Central Avenue, Glendale, California 91201 (each of Pulse, MRM and PRI are hereinafter individually and collectively referred to as "Maker"),each jointly and severally promises to pay to the order of LINC CAPITAL, INC. ("LINC") THREE HUNDRED THOUSAND AND 00 /100 in United States currency ($300,000.00 ) or such amount as is disbursed pursuant to Paragraphs 3.1 and 3.2 of that certain Equipment Note Loan and Security Agreement dated APRIL , 1997 ("Loan Agreement") by and between Maker and LINC at its office at Chicago, Illinois, or at such other place as the holder hereof may appoint, plus interest thereon as follows:

Interest shall accrue from the date of initial disbursement hereof at a rate equal to TWELVE AND 00/100 PERCENT ( 12.00 %) per annum compounded monthly (computed on the basis of a 360-day year).

Interest on each loan made to Borrower hereunder shall be payable on the first calendar day of each month (each a "Payment Date") beginning with the first Payment Date occurring after the disbursement of funds to Borrower and continuing on each Payment Date thereafter until the loan is paid in full. On each Payment Date Borrower shall pay a "Monthly Payment Factor" commencing on the first Payment Date and continuing for 48 consecutive months of ONE PERCENT (1%) of the original principal balance of each loan. On the first Payment Date Borrower shall also pay all accrued interest from the date of disbursement through the first Payment Date.

Principal payments (including any Mandatory Prepayments) shall be made in accordance with the terms of the Loan Agreement. Optional Prepayments are permitted under this Note provided that the applicable prepayment premium due under the Loan Agreement is paid in accordance with the terms of the Loan Agreement. The entire unpaid Principal and all accrued and unpaid interest and other amounts payable under this Note with respect to each disbursement made hereunder shall be due and payable to holder on the FOURTH anniversary of the date of disbursement of such monies under this Note. Holder's books and records shall evidence the date and amount of each disbursement made hereunder.

If any payment of principal or interest to be made hereunder shall become past due for a period in excess of five (5) business days, Maker shall pay a late charge of two percent (2%) per month on such overdue payment plus LINC's expenses resulting therefrom together with collection expenses and reasonable attorneys' fees if placed with an attorney for collection.

Demand, presentment for payment, notice of non-payment and protest are hereby waived by the undersigned.

This Note is issued pursuant to, and is entitled to the benefits of the Loan Agreement to which reference is hereby made for a statement of the nature and extent of the protection and security afforded and the rights of the payee hereof and the rights and obligations of the undersigned.


                                                                     Exhibit 6.8

LINC's books and records shall be dispositive evidence of the amount disbursed pursuant to the Loan Agreement.

Upon an "Event of Default," as defined in the Loan Agreement, this Note may become or be declared due in the manner and with the effect provided in the Loan Agreement.

The holder hereof shall not be required to look to any collateral for the payment of this Note, but may proceed against Maker, or any guarantor hereof in such manner as it deems desirable. None of the rights or remedies of the holder hereunder or under the Loan Agreement are to be deemed waived or affected by any failure to exercise same. All remedies conferred upon the holder of this Note, the Loan Agreement or any other instrument or agreement to which the undersigned or any guarantor hereof is a party or under any or all of them is bound, shall be cumulative and not exclusive, and such remedies may be exercised concurrently or consecutively at the holder's option.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS AND DECISIONS OF THE STATE OF ILLINOIS. AT HOLDER'S ELECTION AND WITHOUT LIMITING HOLDER'S RIGHT TO COMMENCE AN ACTION IN OTHER JURISDICTION, MAKER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF ANY COURT (FEDERAL, STATE OR LOCAL) HAVING SITUS WITHIN COOK COUNTY IN THE STATE OF ILLINOIS EXPRESSLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO SERVICE BY CERTIFIED MAIL, POSTAGE PREPAID, DIRECTED TO THE LAST KNOWN ADDRESS OF MAKER, WHICH SERVICE SHALL BE DEEMED COMPLETED WITHIN TEN (10) DAYS AFTER THE DATE OF MAILING HEREOF MAKER HEREBY WAIVES ANY OBJECTION TO IMPROPER VENUE, FORUM NON CONVENIENS AND TRIAL BY JURY.

IN WITNESS WHEREOF, the undersigned hereunto sets its hand and seal as of the date first set forth above.

PULSE MEDICAL PRODUCTS, INC. ("Pulse")
Maker

By:  /s/ Allen H. Bonnifield
     -----------------------------
Name:  Allen H. Bonnifield
Title:    Chief Executive Officer


MEDICAL RESOURCES MANAGEMENT, INC. ("MRM")
Maker

By:  /s/ Allen H. Bonnifield
     -----------------------------
Name:  Allen H. Bonnifield
Title:    Chief Executive Officer


PYSIOLOGIC REPS, INC. ("PRI")

By:  /s/ Allen H. Bonnifield
     -----------------------------
Name:  Allen H. Bonnifield
Title:    Chief Executive Officer


                                                                     Exhibit 6.8

                          LEASE MODIFICATION AGREEMENT

This Lease Modification Agreement ("Modification Agreement") is made and entered into as of this 24th day of APRIL, 1997, by and between PULSE MEDICAL PRODUCTS, INC. a(n) Idaho corporation with its principal place of business at S449 Kendall Street, Boise, Idaho 83706 (herein called "Pulse" or " Lessee" or "User") and LINC CAPITAL MANAGEMENT DIVISION a division of LINC CAPITAL, INC., having its principal place of business at 303 East Wacker Drive, Chicago, Illinois 60601 (herein called "LINC" or "Lessor" or "Owner").

WHEREAS, NORMED, a Utah General Partnership having a place of business at 6925 Union Park Center, Suite 520, Midvale, UT 84047 (herein called "Assignor") has entered into Master Equipment Rental Agreement dated June 6, 1995 between Assignor, as "owner" and Lessee as "User"; the Addendum To Master Equipment Rental Agreement dated June 6, 1995 between Owner and User and each of the Equipment Schedules entered into between Owner and User thereunder including
Equipment Schedules numbered 01, 02, 03, 04, 05 and 06 and any supplements, amendments, additions thereto or replacements, renewals and extensions thereof (collectively the "Lease") whereby Assignor agreed to lease to Lessee nor and Lessee agreed to lease from Assignor certain personal property as more fully identified and described in the Lease on each equipment schedule to the lease together with any repair, replacement or substituted service parts or accessories and any attachments thereto (collectively the "Equipment");

WHEREAS, Assignor has assigned its rights and obligations under the Lease to LINC, Lessee has acknowledged such assignment and LINC has accepted such assignment and has agreed to assume all of the obligations of Assignor under the Lease;

WHEREAS, under the terms of that certain Equipment Note Loan and Security Agreement ("Agreement"), made as of April 24, 1997 by and between LINC CAPITAL MANAGEMENT, a division of LINC CAPITAL, INC. ("Lender") and PULSE MEDICAL PRODUCTS, INC. ("Pulse") and MEDICAL RESOURCES MANAGEMENT, INC. ("MRM") and PHYSIOLOGIC REPS, INC. ("PRI"), LINC and Lessee have agreed to modify the terms and conditions of the Lease;

WHEREAS, Lessee is desirous of modifying certain terms of the Lease under the terms and conditions set forth herein;

WHEREAS, LINC is willing to modify certain terms of the Lease to accomplish the foregoing under the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants of the parties hereto and of the mutual benefits to be derived by them, the parties hereby agree, covenant and promise as follows:

1. REPRESENTATION AND WARRANTIES OF LESSEE. Lessee consents to and agrees with the factual representations made above and reaffirms all of the representations and warranties made by Lessee in the Lease, which representations and warranties are hereby incorporated herein by this reference as if fully set forth. Unless otherwise defined in this Modification Agreement, all terms used herein shall have the same meanings as defined in the Lease. The Lessee acknowledges and


                                                                     Exhibit 6.8
agrees that the Initial Rental Term, Commencement Date, Remaining Months in Initial Rental Term, Initial Term Expiration Date, Monthly Rental Amount, Past Due Monthly Rental Amounts of the respective Equipment Schedules to the Lease are as follows as of April 1, 1997:

Equipment  Initial  Commencement     Remaining      Initial Term  Monthly Rental  Past Due Monthly
Schedule   Rental      Date      Months in Initial   Expiration       Amount       Rental Amounts
   No.      Term                    Rental Term         Date
   01        42      09-01-95            23           02-28-99    $ 6,451.81         $38,710.86
   02        36      10-01-95            18           09-30-98    $ 1,368.75         $ 6,843.75
   03        48      10-01-95            30           09-30-99    $ 3,656.04         $18,280.20
   04        42      10-01-95            24           03-31-99    $ 2,304.93         $13,829.58
   05        36      10-01-95            18           09-30-98    $ 1,299.40         $ 6,497.00
   06        42      11-15-95            25           05-14-99    $12,938.57         $77,631.42

2. MODIFICATION TO LEASE TERMS. Upon execution end delivery of this Modification Agreement by Lessee and the acceptance hereof by LINC, Lessee and LINC agree that the terms and conditions of the Lease are hereby amended and modified as follows effective as of MAY 1, 1997 (the "Effective Date"):

   a. The terms set forth on the respective Equipment Schedules to the Lease shall be deemed to have been combined into one master equipment schedule having the following terms and conditions:

        i. The Equipment identified in Paragraph 1 of the Equipment Schedule shall be all of the Equipment identified and described in Paragraph 1 of Equipment Schedules 01, 02, 03, 04, 05 and 06 of each respective Equipment Schedule;

        ii. The Equipment Location set forth in Paragraph 2 shall remain at 5449 Kendall Street, Boise, Idaho 83706 for all Equipment or such other locations of Lessee designated in writing to LINC;

        iii. The Acceptance  Date for purposes of Paragraph 3 shall be deemed to
             be  the   Commencement   Date  identified  in  Section  1  of  this
             Modification Agreement above;

        iv.  The Commencement Date for purposes of Paragraph4 shall be deemed to
             be  the   Commencement   Date  identified  in  Section  1  of  this
             Modification Agreement above;

        v. The Rental Term for purposes of Paragraph 5 of the Equipment Schedule shall be deemed to have commenced on the Commencement Date and shall continue until April 30, 2001;

        vi. The Monthly Rental due for all Equipment covered by this Modification Agreement for purposes of Paragraph 6 shall be $17,851.00 (plus any applicable taxes) per month commencing on May 1, 1997 and continuing on the first day of each month thereafter until the Rental Term has expired;


                                                                     Exhibit 6.8

        vii. The Representations of User made under Paragraph 7 of each Equipment Schedule shall apply to all Equipment covered by this Modification Agreement.

   b.   Section 8 of the Lease is hereby  amended by deleting the  provisions of
        Section 8 in their entirety as of the Effective Date and inserting the following provisions in its place:

        8A. EVENTS OF DEFAULT. An event of default ("Event of Default") shall occur hereunder if Lessee or any Obligor ("Obligor" shall include any guarantor or surety of any obligations of Lessee to Lessor under this Lease and any Schedule hereto): (i) fails to pay any installment of rent or other payment required hereunder within five (5) business days of when due; or (ii) attempts to or does remove any of the Equipment from any approved Equipment Location without prior written notice to Lessor, or attempts to or does sell, transfer, encumber, part with possession of, or sublet any item of the Equipment without the prior express written consent of Lessor; or (iii) shall make any material statement, report or certificate through any of its officers, employees or agents, to Lessor is not true and correct and the same is not cured within twenty  (20) days after the  issuance  of written  notice  thereof  from
        Lessor to Lessee by any nationally recognized next day air carrier service or by registered mail; or (iv) breaches or shall have breached any representation or warranty made or given by Lessee or Obligor in this Lease or in any other document furnished to Lessor in connection herewith, or any such representation or warranty shall be untrue or, by reason of failure to state a material fact or otherwise, shall be misleading and such failure or breach shall continue unremedied for a period of thirty (30) days; or (v) fails or neglects to perform, keep or observe any term, provision, condition, covenant, warranty or representation contained in this Lease or in any other document furnished to Lessor in connection herewith, which is required to be performed, kept or observed by Lessee and the same is not cured within twenty (20) days after the issuance of written notice thereof from Lessor to Lessee by any nationally recognized next day air carrier service or by registered mail; or (vi) shall become insolvent or bankrupt or make an assignment for the benefit of creditors or consent to the appointment of a trustee or receiver, or a trustee or receiver shall be appointed for a substantial part of its property without its consent, or bankruptcy or reorganization or insolvency proceeding shall be instituted by or against Lessee or Obligor; or (vii) conveys, sells, transfers or assigns substantially all of Lessee's or Obligor's assets or ceases doing business as a going concern, or, if a corporation, ceases to be in good standing or files a statement of intent to dissolve, or abandons any or all of the Equipment; or (viii) shall be in breach of or default under any lease or other agreement at any time executed with Lessor or any other lessor or with any lender to Lessee or Obligor. For purposes of subparagraphs (iv) and (v) above, the thirty
        (30) day period described therein shall commence on the earlier of (a) the date on which Lessee obtains, or should have obtained knowledge of such failure or breach, or (b) the date on which notice thereof shall be given by Lessor to Lessee. Notwithstanding the foregoing, Lessor has agreed that upon the occurrence of an Event of Default described in subparagraph (iv); or (v) above provided that Lessee is not past due in


                                                                     Exhibit 6.8
        the payment of any rentals or other amounts due to Lessor or any of its affiliates under this Lease or any other lease or agreement with Lessor or any of its affiliates and provided further that Lessee is diligently and in good faith seeking to remedy such failure or breach Lessee shall be granted additional thirty (30) day period to remedy such failure or breach.

        8B. REMEDIES. Upon the occurrence of an Event of Default (the "Default Date") set forth in Section 8A and at any time thereafter, Lessor may, in its sole and absolute discretion, do any one or more of the following: (a) upon at least ten (10) business days written notice to Lessee cancel all or any portion of this Lease and some or all Schedules executed pursuant thereto; (b) upon not less than ten (10) business days prior written notice, require Lessee to assemble the Equipment and make it available to Lessor at a place designated by Lessor to permit Lessor to dispose of the Equipment by sale or otherwise (all of which determinations may be made by Lessor in its sole and absolute discretion) without any duty to account for such action or inaction or for any proceeds or profits with respect thereto: (c) upon at least ten
        (10) business days written notice declare immediately due and payable all sums due and to become due hereunder for the full term of the Lease (including any renewal or purchase obligations which Lessee has contracted to pay); (d) with or without canceling this Lease, upon at least ten (10) business days written notice, recover from Lessee damages, in an amount equal to the sum of: (i) all unpaid rent and other amounts that became due and payable on, or prior to, the Default Date,
        (ii) the present value of all future rentals and other amounts described in the Lease and not included in (i) above discounted to the Default Date at a rate equal to the discount rate of the Federal Reserve Bank of Chicago as of the Commencement Date of the Lease with respect to each
        Schedule (which discount rate, Lessee agrees is a commercially reasonable rate which takes into account the facts and circumstances at the time such Schedule commenced), (iii) all commercially reasonable costs and expenses incurred by Lessor in enforcing Lessor's rights under this Lease, or defending against any claims or defenses asserted by or through Lessee, including but not limited to, costs of repossession, recovery, storage, repair, sale, re-lease and reasonable attorneys' fees, (iv) the estimated residual value of the Equipment as of the expiration of the Lease, (v) any indemnity amount payable to Lessor; and
        (vi) interest on all of the foregoing from the Default Date until the date payment is received by Lessor at 2 1/2% in excess of the Prime Rate (or its equivalent) per annum in effect on the date of such payment at the First National Bank of Chicago) or the highest rate permitted by law, whichever is less; (e) upon at least ten (10) business days written notice, exercise any other right or remedy which may be available to it under the Uniform Commercial Code or any other applicable law. Lessor reserves the right, in its sole and absolute discretion, to release or sell any or all of the Equipment at a public auction or in a private sale, at such time, on such terms and with such notice as Lessor shall in its sole and absolute discretion deem reasonable. In such event, without any duty on Lessor's part to effect any such re-lease or sale of the Equipment, Lessor will credit the present value of any proceeds from such sale or re-lease actually received and retainable by it (net of any and all costs or expenses) discounted from the date of Lessor's receipt


                                                                     Exhibit 6.8
        thereof to the Default Date at 2 1/2% in excess of the Prime Rate (or its equivalent) per annum in effect on the date of such payment at the First National Bank of Chicago, or the highest rate permitted by law, whichever is less to the amounts due to Lessor from Lessee under the provisions of (c), (d) and/or (e) above. A cancellation of this Lease shall occur only upon notice by Lessor and only as to such items of Equipment as Lessor specifically elects to cancel and this Lease shall continue in full force and effect as to the remaining items of Equipment, if any. If this Lease and/or any Schedule is deemed at any time to be one intended as security, Lessee agrees that the Equipment shall secure, in addition to the indebtedness set forth herein, any other indebtedness at any time owing by Lessee to Lessor. No remedy referred to in this Section is intended to be exclusive, but shall be cumulative and in addition to any other remedy referred to above or otherwise available to Lessor at law or in equity. No express or implied waiver by Lessor of any default shall constitute a waiver of any other default by Lessee or a waiver of any of Lessor's rights.

        8C. LESSEE'S WAIVERS. To the extent permitted by applicable law, Lessee hereby waives any and all rights and remedies conferred upon a Lessee by
        Article 2A of the Uniform Commercial Code as adopted in any jurisdiction, including but not limited to Lessee's rights to: (i) cancel this Lease; (ii) repudiate this Lease; (iii) reject the Equipment; (iv) revoke acceptance of the Equipment; (v) recover damages from Lessor for any breaches of warranty or for any other reason; (vi) claim a security interest in the Equipment in Lessee's possession or control for any reason (vii) deduct all or any part of any claimed damages resulting from Lessor's default, if any, under this Lease;
        (viii) accept partial delivery of the Equipment (ix) "cover" by making any purchase or lease of or contract to purchase or lease Equipment in substitution for those due from Lessor; (x) recover any general, special, incidental, or consequential damages for any reason whatsoever; and (xi) specific performance, replevin, detinue, sequestration, claim, and delivery of the like for any Equipment identified to this Lease. To the extent permitted by applicable law, Lessee also hereby waives any rights now or hereafter conferred by statute or otherwise which may require Lessor to sell, lease or otherwise use any Equipment in mitigation of Lessor's damages as set forth in Paragraph 8B or which may otherwise limit or modify any of Lessor's rights or remedies under Paragraph 8B. Any action by Lessee against Lessor for any default by Lessor under this Lease, including breach of warranty or indemnity, shall be commenced within one (1) year after any such cause of action accrues.

   c. Section 10 of the Lease is hereby amended as of the Effective Date by adding and inserting the following provisions to that Section:

        Upon expiration or the cancellation or termination of the Lease with respect to any Equipment (and provided that Lessee has not exercised and performed any end of term option granted to Lessee by Lessor hereunder), Lessee shall, at its own expense, assemble, crate, insure and deliver all of the Equipment and all of the service records and all software and software documentation subject to this Lease and any Schedules hereto to Lessor in the same good condition and repair as when received,


                                                                     Exhibit 6.8
        reasonable wear and tear resulting only from proper use thereof excepted, to such reasonable destination within the continental United States as Lessor shall designate. Lessee shall, immediately prior to such return of each item of Equipment, provide to Lessor a letter from the manufacturer of the equipment or another service organization reasonably acceptable to Lessor certifying that said item is in good working order, reasonable wear and tear resulting only from proper use thereof excepted, that such item is eligible for a maintenance agreement by such manufacturer and all software is included thereon. If Lessee fails for any reason to provide the notice set forth above (or to exercise and perform any end of term options or obligations provided hereunder) or to re-deliver the Equipment back to Lessor in accordance with the terms set forth above, Lessee shall pay to Lessor, at Lessor's election, an amount equal to the highest monthly payment set forth in the Schedule covering such Equipment for a period of not less than three
        (3) months and at the end of such period of time ("Holdover Period"), Lessee shall return the Equipment to Lessor as provided herein. If Lessee fails or refuses to return the Equipment as provided herein at the end of any Holdover Period, Lessee shall pay to Lessor, at Lessor's option, an amount equal to one hundred ten percent (110%) of the highest monthly payment set forth in the Schedule covering such Equipment, whichever is less, for each month or portion thereof, until Lessee so returns the Equipment to Lessor. Should Lessor permit use by Lessee of any Equipment beyond the Minimum Lease Term, or, if applicable, any exercised extension or renewal term, the lease obligations of Lessee shall continue and such permissive use shall not be construed as a renewal of the term thereof, or as a waiver of any right or continuation of any obligation of Lessor hereunder, and Lessor may take possession of any such Equipment at any time upon demand.

   d. Section 11 of the Lease is hereby amended as of the Effective Date by adding and inserting the following provisions to that Section:

        LESSEE HAS EXCLUSIVELY SELECTED AND CHOSEN THE TYPE, DESIGN, CONFIGURATION, SPECIFICATION AND QUALITY OF THE EQUIPMENT HEREIN LEASED AND THE VENDOR, DEALER, SELLER, MANUFACTURER OR SUPPLIER THEREOF (HEREIN COLLECTIVELY CALLED "SELLER"). LESSOR MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER, INCLUDING WITHOUT LIMITATION, THE CONDITION OF THE EQUIPMENT, ITS MERCHANTABILITY OR ITS FITNESS, ADAPTABILITY, ANY IMPLIED WARRANTY OF QUIET ENJOYMENT OR NON-INTERFERENCE OR SUITABILITY FOR ANY PARTICULAR PURPOSE, AND, LESSEE LEASES, HIRES AND RENTS THE EQUIPMENT "WHERE IS, AS IS." Lessee understands and agrees that neither Seller, nor any agent of Seller, is an agent of Lessor or is in any manner authorized to waive or alter any term or condition of this Lease. Lessor shall not be liable for any loss or damage suffered by Lessee or by any other person or entity, direct or indirect or consequential, including, but not limited to, business interruption and injury to persons or property, resulting from non-delivery or late delivery, installation, failure or faulty operation, condition, suitability or use of the Equipment leased by Lessee hereunder, or for any failure of any representations, warranties or covenants made by the Seller. Any claims of Lessee shall not be made against Lessor but shall be made, if at all, solely and exclusively against Seller, or any persons other than the Lessor. Lessor hereby


                                                                     Exhibit 6.8
        authorizes Lessee to enforce during the term of this Lease, in its name, but at Lessee's sole effort and expense, all warranties, agreements or representations, if any, which may have been made by Seller to Lessor or to Lessee, and Lessor hereby assigns to Lessee solely for the limited purpose of making and prosecuting any such claim, all rights which Lessor may have against Seller for breach of warranty or other representation respecting the Equipment.

 e. Section 13 of the Lease is hereby amended as of the Effective Date by adding and inserting the following provisions to that Section:

        Lessee shall and does hereby agree to indemnify, defend and hold Lessor and its assigns harmless from and against any and all liability, loss, costs, injury, damage, penalties, suits, judgements, demands, claims, expenses, taxes and disbursements (including without limitation, reasonable attorneys' fees incurred by Lessor in pursuing its rights against Lessee or defending against any claims or defenses asserted by or through Lessee) of any kind whatsoever arising out of, on account of, or in connection with this Lease and the Equipment leased hereunder, including, without limitation, its manufacture, selection, purchase, delivery, rejection, installation, ownership, possession, leasing, renting, operation, control, use, maintenance and the return thereof but excluding any damages caused by Lessor's gross negligence or willful misconduct. This indemnity shall survive the Term (or earlier cancellation or termination) of this Lease and any Schedule hereto.

 f. Section 14 of the Lease is hereby amended as of the Effective Date by inserting the following provisions to that Section:

        All such insurance policies shall protect Lessor and Lessor's assignee(s) as loss payees as their interests may appear. Lessee shall also, at its own expense, carry public liability insurance, with Lessor and Lessor's assignee(s) as an additional insured, in such amounts with such companies and in such form as is satisfactory to Lessor, with respect to injury to person or property resulting from or based in any way upon or in any way connected with or relating to the installation, use or alleged use, or operation of any or all of the Equipment, or its location or condition. Upon Lessor's request, Lessee shall deliver to Lessor satisfactory evidence of such insurance and shall further deliver evidence of renewal of each such policy not less than thirty (30) days prior to expiration thereof. Each such policy shall contain an endorsement providing that the insurer will give Lessor not less than thirty (30) days prior written notice of the effective date of any alteration, change, cancellation, or modification of such policy or the failure by Lessee to timely pay all required premiums, costs or charges with respect thereto. Upon Lessor's request, Lessee shall cause its insurance agent(s) to execute and deliver to Lessor Loss Payable Clause Endorsement and Additional Insured Endorsement (bodily injury and property damage liability insurance) forms provided to Lessee by Lessor. In case of the failure to procure or maintain such insurance, Lessor shall have the right, but not the obligation, to obtain such insurance and any premium paid by Lessor shall be immediately due and payable by Lessee to Lessor as additional rent hereunder. The maintenance of any policy or policies of insurance pursuant to this Section shall not limit


                                                                     Exhibit 6.8
        any obligation or liability of Lessee to Lessor under any other provision of this Lease and any Schedule hereto.

 g. Section 15 of the Lease is hereby amended as of the Effective Date by deleting the sentence that states: "This Agreement shall be governed by the laws of the State of Utah."

 h. As of the Effective Date new Section 17 captioned "Assignment of Lease", new Section 18 captioned "Law", new Section 19 captioned "Invalidity", new Section 20 captioned "End of Term Options" and new Section 21 captioned "General Understandings" are each hereby added to the Lease as follows:

        17. LESSOR MAY (WITH OR WITHOUT NOTICE TO LESSEE) SELL, TRANSFER, ASSIGN OR GRANT A SECURITY INTEREST IN ALL OR ANY PART OF ITS INTEREST IN THIS LEASE, ANY SCHEDULE, ANY ITEMS OF EQUIPMENT OR ANY AMOUNT PAYABLE HEREUNDER. In such an event, Lessee shall, upon receipt of notice, acknowledge any such sale, transfer, assignment or grant of a security interest and shall pay its obligations hereunder or amounts equal thereto to the respective transferee, assignee or secured party in the manner specified in any instructions received from Lessor. Notwithstanding any such sale, transfer, assignment or grant of a security interest by Lessor and so long as no event of default shall have occurred hereunder, neither Lessor nor any transferee, assignee or secured party shall interfere with Lessee's right of use or quiet enjoyment of the Equipment. In the event of such sale, transfer, assignment or grant of a security interest in all or any part of this Lease and any Schedule hereto, or in the Equipment or in sums payable hereunder, as aforesaid, Lessee agrees to execute such documents as may be reasonably necessary to evidence, secure and complete such sale, transfer, assignment or grant of a security interest and to perfect the transferee's, assignee's or secured party's interest therein and Lessee further agrees that the rights of any transferee, assignee or secured party shall not be subject to any defense, set-off or counterclaim that Lessee may have against Lessor or any other party, including the Seller, which defenses, set-offs and counterclaims shall be asserted only against such party, and that any such transferee, assignee or secured party shall have all of Lessor's rights hereunder, but shall assume none of Lessor's obligations hereunder. Lessee acknowledges that any assignment or transfer by Lessor shall not materially change Lessee's duties or obligations under this Lease nor materially increase the burdens and risks imposed on Lessee. Lessee agrees that Lessor may assign or transfer this Lease or Lessor's interest in the Equipment even if said assignment or transfer could be deemed to materially affect the interests of Lessee. Nothing in the preceding sentence shall affect or impair the provisions of Section 4, Section 10 or any other provision of this Lease.

        18. Law. The Lease shall in all respects be governed and construed, and the rights and the liabilities of the parties hereto determined, except for local filing requirements, in accordance with the laws of the State of Illinois. LESSEE WAIVES TRIAL BY JURY AND SUBMITS TO THE JURISDICTION OF THE FEDERAL DISTRICT COURTS OF COMPETENT JURISDICTION OR ANY STATE COURT WITHIN THE STATE OF ILLINOIS AND WAIVES ANY RIGHT TO ASSERT THAT


                                                                     Exhibit 6.8

        ANY ACTION INSTITUTED BY LESSOR IN ANY SUCH COURT IS IN THE IMPROPER VENUE OR SHOULD BE TRANSFERRED TO A MORE CONVENIENT FORUM.

        19. INVALIDITY. In the event that any provision of this Lease and any Schedule hereto shall be unenforceable in whole or in part, such provision shall be limited to the extent necessary to render the same valid, or shall be excised from this Lease or any Schedule hereto, as circumstances may require, and this Lease and the applicable Schedule shall be construed as if said provision had been incorporated herein as so limited, or as if said provision had not been included herein, as the case may be without invalidating any of the remaining provisions hereof.

        20. END OF TERM OPTIONS. Provided that this Lease has not been canceled and that no Event of Default or event which, with notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing, Lessee shall elect one of the following options in clauses (a), (b), or (c) below:

             (a) Lessee's Option to Renew: At the expiration of the Modified Rental Lease Term (i.e. April 30, 2001), Lessee may elect to renew the Normed Lease and the Master Lease with respect to all, and not less than all, of the Equipment under all Schedules at their respective expiration dates for not less than 12 months at a Base Monthly Rental Factor of 1% of Equipment Cost per month, which rent shall be paid monthly in advance plus any applicable taxes. Upon the expiration of such extended lease term, Lessee shall purchase the Equipment as provided in Section 20(b) below for a purchase price of $1.00 unless Lessee shall have returned the Equipment as provided in Section 20(c) below.

             (b) Lessee's Option to Purchase: At the expiration of the Modified Rental Term, Lessee may elect to purchase all, but not less than all, of the Equipment at the expiration date for a purchase price equal to 10% of Lessor's Equipment Cost thereof, plus any applicable sales or other transfer taxes payable as a result of such sale plus any amounts that remain unpaid to Lessor under the Lease.

             (c) Lessee's Option to Return: At the expiration date of Modifted Rental Term (or the extended lease term provided in Section 20(a)), Lessee may elect to return all, but not less than all, of the Equipment in accordance with the return provisions of Section 10 of the Lease provided Lessee shall remit to Lessor a restocking charge equal to 10% of Lessor's Equipment Cost.

        The foregoing options in clauses (a), (b), or (c) shall be exercised by written notice delivered to Lessor not more than one hundred eighty
        (180) days and not less than forty-five (45) days prior to the expiration of the Modified Rental Term.

        If none of the  foregoing  options in clauses  (a),  (b), or (c) of this section is duly exercised by Lessee, the Lease shall be automatically extended at the higher of either (i) the Monthly Rent Factor in effect


                                                                     Exhibit 6.8
        immediately prior to the expiration date of the Modified Rental Term on a month-to-month basis; or (ii) the rent terms provided for in Section 10 of this Lease. Lessee may terminate any such extended term on ninety
        (90) days' prior written notice to Lessor and so long as with such notice Lessee elects one of the options described in clauses (a), (b), or (c) above.

        The purchase of the Equipment by Lessee pursuant to any options herein granted shall be "AS IS, WHERE IS," without recourse to or any warranty by Lessor, other than a warranty that the Equipment is free and clear of liens and encumbrances resulting by or through acts of Lessor.

        21. GENERAL UNDERSTANDINGS. All notices and demands relating hereto shall be in writing and sent by either certified mail, return receipt requested or by recognized next day air courier, to Lessor or Lessee at their respective addresses above or shown, or at any other address designated by notice served in accordance herewith. Notice shall become effective three (3) days after mailing when deposited in the United
        States mail, with proper postage prepaid, addressed to the party intended to be served at the address designated herein or on the date of delivery if sent by air courier. All obligations of Lessee shall survive the termination or expiration of this Lease and any Schedule hereto. Lessee shall, upon request of Lessor from time to time, perform all acts and execute and deliver to Lessor all documents which Lessor deems reasonably necessary to implement this Lease and any Schedule hereto, including, without limitation, certificates addressed to such persons as Lessor may direct stating that this Lease and the Schedule hereto is in full force and effect, that there are no amendments or modifications thereto, that Lessor is not in default hereof or breach hereunder, setting forth the date to which rentals due hereunder have been paid, and stating such other matters as Lessor may request. This Lease and any Schedule hereto shall be binding upon the parties and their successors, legal representatives and assigns. Lessee's successors and assigns shall include, without limitation, a receiver, debtor-in-possession, or trustee of or for Lessee.

4. EFFECT OF MODIFICATION. Lessee hereby reaffirms, confirms and acknowledges that it remains obligated to perform all of the obligations of Lessee under the terms of the Lease as modified hereby. LINC and Lessee hereby acknowledge and agree that on the Effective Date all references to the "Lessor" or" Owner" in the Lease shall be deemed to be a reference to LINC and all references to the "User" or "Lessee" in the Lease shall be deemed to be a reference to PULSE MEDICAL PRODUCTS, INC. Except as modified and amended hereby, all terms and conditions of the Lease shall remain unchanged. As amended, the Lease shall continue to be in full force and effect and binding on Lessee, and the same are hereby affirmed, confirmed and modified. The Lease as modified hereby contains the entire agreement between the parties with respect to the Equipment, the Lease and any Schedule hereto and there is no agreement or understanding, oral or written, which is not set forth herein. The Lease as modified hereby may not be altered, modified, terminated or discharged except by a writing signed by the party against whom such alteration, modification, termination or discharge is sought.


                                                                     Exhibit 6.8

5. TERMINATION OF EQUITY SHARING: LINC hereby confirms that LINC shall forbear from any exercise of the rights granted to LINC as Owner under the Addendum To Master Equipment Rental Agreement dated June 6, 1995 between Owner and User so long as Pulse has not caused an Event of Default to occur under the Lease, as modified hereby. LINC hereby further confirms that, provided Pulse has not caused an Event of Default to occur under the Lease, as modified hereby, LINC shall cancel the rights granted to LINC as Owner under the Addendum To Master Equipment Rental Agreement dated June 6, 1995 between Owner and User upon the full and complete performance of all of the obligations of Pulse under the Lease, as modified hereby.

6. CONSENT TO JURISDICTION AND VENUE. This Modification Agreement has been delivered at Chicago, Illinois and the terms and conditions of Section 18 of the Lease, as modified hereby, are incorporated herein by reference.


IN WITNESS WHEREOF, the parties have hereunto affixed their signatures on the date first above written.

                                                 PULSE MEDICAL PRODUCTS, INC.
                                                         (Lessee)

                                                 By: /s/  Allen H. Bonnifield
                                                    ---------------------------
                                                         Allen H. Bonnifield
                                                 Title:  Chief Executive Officer

                                                LINC CAPITAL MANAGEMENT DIVISION
                                                a division of LINC CAPITAL, INC.
                                                             (LINC)

                                                 By:
                                                    ----------------------------
                                                 Title:







                                                                     Exhibit 6.8

                                                                     Exhibit 6.9


                         WARRANT PURCHASE AGREEMENT

     THIS WARRANT PURCHASE AGREEMENT (this "Agreement") is made and entered into as of APRIL 24, 1997, by and between MEDICAL RESOURCES MANAGEMENT, INC., a Nevada corporation with its principal place of business at 932 Grand Central Avenue, Glendale, California 91201 (the "Company"), and LINC Capital Management, a division of LINC Capital, Inc., a Delaware corporation (the "Purchaser").

     The Company desires to sell, and the Purchaser desires to purchase, a warrant to purchase 100,000 shares of the Company's Common Stock, par value $0.001 per share (the "Company Stock"), at a price per share of $2.00 in the form attached hereto as Exhibit A and on the terms and conditions set forth herein (the "Warrant").

     NOW, THEREFORE, In consideration of the mutual promises contained herein, the parties hereto agree as follows:

A.   PURCHASE TERMS

     1. Purchase of the Warrant.

        (a) Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase the Warrant from the Company and the Company agrees to sell and issue the Warrant to the Purchaser for an aggregate purchase price of S100.00 (the "Purchase Price").

        (b) The purchase and sale of the Warrant shall take place at the offices of the Purchaser, at 303 E. Wacker Drive, Suite 1000, Chicago, Illinois 60601, or at such other place as the Company and the Purchaser shall agree, on April _, 1997 (the "Closing") pursuant to the EQUIPMENT NOTE LOAN AND SECURITY AGREEMENT, (the "Financing"). At the Closing, the Company shall deliver the Warrant to the Purchaser, against delivery to the Company of a check in the amount of the Purchase Price.

     2. Access To Information. The Purchaser acknowledges that it has had access to all material information concerning the Company which it has requested. The Purchaser also acknowledges that it has had the opportunity to, and has to its satisfaction, questioned the officers of the Company with respect to its investment hereunder.

     3. Representations of the Purchaser. The Purchaser represents that it understands that the Warrant, the shares of Commons Stock issuable upon exercise thereof (the "Warrant Shares") are speculative investments that it is aware of the Company's business affairs and f nancial condition and that it has acquired sufflcient information about the Company to reach an informed and knowledgeable decision to acquire the Warrant. The Purchaser is purchasing the Warrant and any Warrant Shares issued upon exercise thereof for investment for its own account only and not with a view to, or for resale in connection with, any
"distribution" thereof in violation of the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Purchaser further represents that is understands that the Warrant and Warrant Shares have not been registered under the Securities Act or applicable state securities laws by reason of specific exemptions therefrom, which exemptions depend upon, among


                                                                     Exhibit 6.9
other things, the bona fide nature of the Purchaser's investment intent as expressed herein. The Purchaser understands that the Warrant and any Warrant Shares purchased upon exercise thereof must be held indefinitely unless such securities are subsequently registered under the Securities Act and all applicable state securities laws and regulations or an exemption from such registration or qualification is available, and that the Company is under no obligation to register or qualify such securities except as set forth in the Registration Agreement. The Purchaser is an "accredited investor" as defined in Regulation D promulgated under the Securities Act. The Purchaser's corporate headquarters and principal place of business is located in the State of Illinois.

     4. Legends. The Purchaser acknowledges and understands that the instrument evidencing the Warrant and any Company Stock issuable shall bear the legends as specified in the Warrant (and any other legends required under state or federal securities laws in the opinion of legal counsel for the Company).

     5. Conditions of the Purchaser's Obligation at the Closing. The obligation of the Purchaser to purchase and pay for the Warrant at the Closing is subject to the satisfaction as of the Closing of the following conditions:

        (a) Financing. The Financing shall have been consummated simultaneously with the purchase and sale of the Warrant on terms and conditions satisfactory to the Purchaser.

        (b) Representations and Warranties; Covenants. The representations and warranties contained herein shall be true and correct in all respects at and as of the Closing as though then made, except to the extent of changes caused by the transactions expressly contemplated herein, and the Company shall have performed in all respects all of the covenants required to be performed by it hereunder prior to the Closing.

        (c) Securities Law Compliance. The Company shall have made all filings under all filings under all applicable federal and state securities laws necessary to consummate the issuance of the Warrant pursuant to this Agreement in compliance with such laws.

        (d) Opinion of the Company's Counsel. The Purchaser shall have received from legal counsel for the Company, an opinion in connection with the issuance of the Warrant and the consummation of the transactions contemplated thereby, which shall be addressed to the Purchaser, dated the date of the Closing and in form and substance reasonably satisfactory to the Purchaser.

        (e) Closing Documents. The Company shall have delivered to the Purchaser all of the following documents:

             (i) an Officer's Certificate, dated the date of the Closing, stating that the conditions specified in this Section have been fully satisfied;

             (ii) certified copies of the resolutions duly adopted by the Company's board of directors authorizing the execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby, the


                                                                     Exhibit 6.9
issuance and sale of the Warrant, the reservation of the Warrant Shares for issuance upon exercise of the Warrant, and the consummation of all other transactions contemplated by this Agreement;

             (iii)   certified   copies   of  the   Company's   Certificate   of
Incorporation and bylaws;

             (iv) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal); and

             (v) such other documents relating to the transactions contemplated by this Agreement as the Purchaser or its special counsel may reasonably request.

        (f) Proceedings. All corporate and other proceedings taken or required to be taken by the Company in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser and its special counsel.

B. REGISTRATION AGREEMENT

        1. Piggyback Registrations.

        (a) Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion herein with 20 days after the receipt of the Company's notice.

        (b) "Registrable Securities" means (i) any Common Stock issued upon exercise of the Warrant and (ii) Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or an similar rule then in force.) For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether to not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder.


                                                                     Exhibit 6.9

        (c)  Piggyback  Expenses.  The  Registration  Expenses of the holders of
Registrable   Securities   shall  be  paid  by  the  Company  in  all  Piggyback
Registrations.

        (d) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owed by each such holder, and (iii) third, other securities requested to be included in such registration.

        (e) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities requested to be included/herein by the holders requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of securities so requested to be included therein, and (ii) second, other securities requested to be included in such registration.

        (f) Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to this paragraph 1, than if such previous registration has not been withdrawn or abandoned, the Company shall not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 90 days has elapsed from the effective date of such previous registration.

        2. Demand Registration Rights.

        (a) Right to Demand Registration. At any time after the first day of the thirty-sixth month (36th) after the date hereof, the holders of this Warrant, or any of them, may, make a written request to the Company requesting that the Company effect the registration of shares of Common Stock issuable upon exercise of this Warrant. After receipt of such a request, the Company shall promptly notify all holders of Registrable Securities in writing of the receipt of such request and each such holder may elect (by written notice sent to the Company within ten (10) Business Days from the date of such holder's receipt of the Company's notice) to have its Registrable Securities (whether issued or issuable) included in such registration pursuant to this Section 2. Thereupon the Company shall, as expeditiously as is possible, use its best efforts to effect the registration under the Securities Act of 1993, as amended, (the
"Act") all  Registrable  Securities  which the Company has been so  requested to


                                                                     Exhibit 6.9
register by such holders for sale, all to the extent required to permit the disposition (in accordance with the intended method or methods thereof, as aforesaid) of the Registrable Securities so registered.

        (b) Priority on Registration. If the managing underwriter, who shall be selected by the Company to manage the distribution of the Registrable Securities requested to be included in any registration pursuant to the above paragraph, advises the Company in writing that, in its good faith opinion, the inclusion of the Registrable Securities requested to be included in such registration would, solely because of the increased size of the prospective offering, materially adversely affect the distribution of all shares to be registered, then the number of shares of Registrable Securities to be registered shall be reduced as recommended by such underwriter and allocated as follows: (i) first, the securities requested to be included therein by the holders originally requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of securities so requested to be included therein, and (ii) second, other securities requested to be included in such registration.

        3. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

        (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registration Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all documents proposed to be filed);

        (b) notify each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 90 days and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of dispositions by the sellers thereof set forth in such registration statement;

        (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the registrable Securities owned by such seller;

        (d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdiction as any seller reasonably requests and do any and all other acts and things which


                                                                     Exhibit 6.9
may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any other jurisdiction where it would not otherwise be required to qualify but for his subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

        (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

        (f) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all such Registrable Securities convert by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

        (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

        (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the deposition of such Registrable Securities (including effecting a stock split or combination of shares);

        (i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

        (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of


                                                                     Exhibit 6.9
the Company's first full calendar quarter after the effective date of registration statement, which earnings statement shall satisfy the provisions of
Section 11(a) of the Securities Act and Rule 158 thereunder; and

        (k) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

        (1) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order.

        4. Registration Expenses

        (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discount and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

        (b) In connection with each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees (not exceeding $2,500 for each registration) and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

        (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

        5. Indemnification.

        (a) The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and directors and each Person who controls such holder (within the meaning of the Securities Act)



                                                                     Exhibit 6.9
against all losses, claims, damages, liabilities and expenses cause by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for the use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

        (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

        (c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

        (d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of


                                                                     Exhibit 6.9
the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

        6. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder's intended method of distribution") or to undertake any indemnification obligations to the Company of the underwriters with respect thereto, except as otherwise provided in paragraph B4 hereof.

        C. GENERAL PROVISIONS

        1. Representations. and Warranties of the Company. As a material inducement to the Purchaser to enter into this Agreement and purchase the Warrants hereunder, the Company hereby represents and warrants that:

        (a) Organization, Corporate Power and Licenses. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation described above and is qualified to do business in every jurisdiction in which the failure to so qualify has had or would reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of the Company and its subsidiaries taken as a whole. The Company possesses all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement. The copies of any existing Stock Purchase Agreements and the Stockholders Agreements and the Company's charter documents and bylaws which have been furnished to Purchaser or the Purchaser's special counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

        (b) Capital Stock and Related Matters.

        (i) As of the Closing and immediately thereafter, the authorized capital stock of the Company shall be as stated on the attached "Capitalization Schedule" As of the Closing, the Company shall not have outstanding any stock or securities convertible or exchangeable for any shares of its capital stock or containing any profit participation features, nor shall it have outstanding any rights, warrants or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock or any stock appreciation rights or phantom stock plans, except for the Warrant, and except as set forth on the attached "Capitalization Schedule." The Capitalization Schedule accurately sets forth the following information with


                                                                     Exhibit 6.9
respect to all outstanding options and rights to acquire the Company's capital stock: the holder, the number of shares covered, the exercise price and the expiration date. As of the Closing, the Company shall not be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock, except as set forth on the Capitalization Schedule. As of the Closing, all of the outstanding shares of the Company's capital stock shall be validly issued, fully paid and nonassessable.

        (ii) Except for those rights contained in any Stock Purchase Agreements and those contained in any Stockholders Agreements (which rights have been waived), there are no statutory or, to the best of the Company's knowledge, contractual stockholders preemptive rights or rights of refusal with respect to the issuance of the Warrant hereunder of the issuance of the Warrant Shares upon exercise of the Warrant. The Company has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of the Warrant hereunder does not require registration under the Securities Act or any applicable state securities laws. To the best of the Company's knowledge, there are no agreements between the Company's stockholders with respect to the voting or transfer of the Company's capital stock or with respect to any other aspect of the Company's affairs, except for any Stock Purchase Agreements and any Stockholders Agreement identified on the attached "Capitalization Schedule."

        (c) Authorization; No Breach. The execution, delivery and performance of this Agreement, the Warrant and all other agreements contemplated hereby to which the Company is a party have been duly authorized by the Company. This Agreement, the Warrant and all other agreements contemplated hereby to which the Company is a party each constitutes a valid and binding obligation of the Company, enforceable in accordance with their respective terms. The execution and delivery by the Company of this Agreement, the Warrant and all other agreements contemplated hereby to which the Company is a party, the offering, sale and issuance of the Warrant hereunder, the issuance of the Warrant Shares upon exercise of the Warrant, and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and shall not (i) conflict with or result in a breach of the terms, conditions or provisions of,
(ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Company's capital stock or assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice or declaration, to, or filing with, any court or administrative or governmental body or agency pursuant to, the charter or bylaws of the Company or any subsidiary, or any law, statute, rule or regulation to which the Company or any subsidiary is subject, or any agreement, instrument, order, judgment or decree to which the Company or any subsidiary is subject, except for any such filings required under applicable "blue sky" or state securities laws or required under Regulation D promulgated under the Securities Act.

        2. Covenants.

        (a) Until such time as the Purchaser shall have exercised the Warrant for all of the Company Stock issuable thereunder, the Company shall deliver to the Purchaser (so long as the Purchaser holds all or any portion of the Warrant


                                                                     Exhibit 6.9
or any Warrant Shares and each other holder of all or any portion of the Warrant or any Warrant Shares all of the financial and other information delivered or required to be delivered to its investors and Board Members and, if applicable, S.E.C., together with any other information or data generally provided by the Company to its stockholders. All such financial and other information shall be delivered pursuant to this Section 2(a) on a timely basis.

        (b) The Company shall use the proceeds from the Financing and from the issuance and sale of the Warrant hereunder (collectively, the "Proceeds") to finance business expansion and for the working capital purposes of the Company.

        3. Miscellaneous.

        (a) No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

        (b) Remedies. Any Person having rights under any provisions of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

        (c) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of a majority of the Registrable Securities.

        (d) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities oar also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

        (e) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

        (f) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, by all such counter parts taken together shall constitute on and the same Agreement.


                                                                     Exhibit 6.9

        (g) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        (h) Governing Law. The corporation laws of the State of the Company's incorporation identified above shall govern all issues concerning the relative rights of the company and its stockholders. All other issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Illinois, without giving effect to any choice of law of conflict of law rules or provisions (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Illinois.

        (i) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Purchaser and to the Company at the respective addresses indicated below:

                  MEDICAL RESOURCES MANAGEMENT, INC.
                  932 Grand Central Avenue
                  Glendale, CA 91201

                  LINC CAPITAL MANAGEMENT,
                  a division of LINC CAPITAL, INC.
                  303 East Wacker Drive, Suite 1000
                  Chicago, IL 60601

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

        (j) Attorneys' Fees. In the event of an action, suit or proceeding brought under or in connection with this agreement, the prevailing party therein shall be entitled to recover from, and the other party hereto agrees to pay, the prevailing party's costs and expenses in connection therewith, including reasonably attorneys' fees.


                                                                     Exhibit 6.9

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

                                             MEDICAL RESOURCES MANAGEMENT, INC.,
                                             a Nevada corporation



Attest

/s/ Michael Fewer                          By:   /s/ Allen H. Bonnifield
---------------------                            -------------------------
Secretary                                         Allen H. Bonnifield
                                           Title: Chief Executive Officer
(Corporate Seal)

                                           LINC CAPITAL MANAGEMENT,
                                           a division of LINC CAPITAL, INC.,
                                           a Delaware corporation


                                            By
                                              ---------------------------
                                            Its
                                              ---------------------------




                                                                     Exhibit 6.9

                             CAPITALIZATION SCHEDULE

 Classes of Capital Stock    Number of        Number of        Number of Shares Reserved for Issuance Upon
      of the Lessee           Shares        Shares Issued  --------------------------------------------------
                            Authorized           And          Exercise of Options, Warrants    Conversion of
                                             Outstanding         Other Rights Agreements        Convertible
                                                                                                Securities
----------------------------------------------------------------------------------------------------------------

Common Stock               110,000,000(1)     6,715.220                   1,170,804 (2)            N/A


Series     Preferred
Stock

Series     Preferred
Stock

Series     Preferred
Stock

Series     Preferred
Stock

Total Preferred Stock          N/A

Outstanding Stock Purchase Agreements: None

Outstanding Stockholder's Agreements: None

 (1)  Par value $0.001 per share.

 (2)                                               Option Price  Outstanding  Unissued
                                                   ------------  -----------  --------
      Options issued to employees (1996 Plan)      $1.50 - $2.15     335,000   415,000
      Options issued to employees                          $0.50      81,804      --
      Options issuable to former Pulse Shareholders        $1.50        --     360,000

                                                   Warrant Price Warrants
                                                   ------------- ---------
      Warrants issued to public relations firm             $1.50      90,000      --
      Class A warrants issued (private offering)           $2.50     282,000      --
      Class B warrants issued (private offering)           $4.00     282,000      --
      Warrants issued to LINC herewith                     $2.00     100,000      --


                                                                     Exhibit 6.9

                                                                    Exhibit 6.10


NEITHER THIS WARRANT NOR THE SHARES OF STOCK ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NO SALE, TRANSFER OR OTHER DISPOSITION OF THIS WARRANT OR SAID SHARES MAY BE EFFECTED WITHOUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR (ii) AN OPINION OF COUNSEL FOR THE HOLDER, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, EXCEPT THAT NO SUCH OPINION SHALL BE REQUIRED IF SUCH SALE IS PURSUANT TO RULE 144 PROMULGATED UNDER THE ACT.

                               WARRANT TO PURCHASE
                             SHARES OF COMMON STOCK

     THIS CERTIFIES THAT, for value received LINC CAPITAL MANAGEMENT, a division of LINC CAPITAL, INC., is entitled to subscribe for and purchase 100,000 shares (as adjusted pursuant to provisions hereof, the "Shares") of the fully paid and non-assessable Common Stock (the "Common Stock") of MEDICAL RESOURCES MANAGEMENT, INC., a Nevada corporation, with its principal place of business at 932 Grand Avenue, Glendale, California 91201 (the "Company"), at a price per share of $2.00 (such price and such other price as shall result, form time to time, from adjustments specified herein is herein referred to as the "Warrant Price") subject to the provisions and upon the terms and conditions hereinafter set forth. As used herein, the term "Grant Date" shall mean APRIL 24, 1997.

     1. Term. The purchase rights represented by this Warrant are exercisable, in whole or in part, at any time and from time to time from and after the Grant Date and on or prior to the SIXTH (6TH) anniversary of the Grant Date.

     2. Method of Exercise. Net Issue Exercise.

        2.1 Method of Exercise; Payment; Issuance of New Warrant. The purchase rights represented by this Warrant may be exercised by the holder of this Warrant, in whole or in part and from time to time, by the surrender of this Warrant (with the notice of exercise form attached hereto as Annex A duly executed) at the principal office of the Company and by the payment to the Company, by check, of an amount equal to the then applicable Warrant Price per share multiplied by the number of Shares then being purchased The holder of this Warrant may make any exercise of this Warrant contingent upon the consummation of a public offering of the Company's Common Stock under the Securities Act of 1933, as amended (the "Act"). The person or persons in whose name(s) any certificate(s) representing shares of Common Stock shall be issuable upon exercise of this Warrant, shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised. In the event of any exercise of the rights represented by this Warrant, certificate for the Shares so purchased shall be delivered to the holder hereof as soon as possible (and in any event within five days of receipt of such notice) and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the holder hereof as soon as possible (and in any event within such five-day period).


                                                                    Exhibit 6.10

        2.2 Exercise Into Common Stock. Upon any exercise of this Warrant, at the election of the holder, this Warrant may be exercised into the number of shares of Common Stock specified herein.

     3. Stock Fully Paid: Reservation of Shares. All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable, issued in compliance with all applicable federal and state securities laws, and free from all taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

     4. Adjustment of Warrant Price and Number of Shares. The number of Shares purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

        (a) Reclassification or Merger, etc.. In case of any reclassification, change or conversion of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any consolidation or merger of the Company with or into another corporation or entity (other than a merger with another corporation or entity in which the Company is the surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall execute a new Warrant (in form and substance satisfactory to the holder of this Warrant) providing that the holder of this Warrant shall have the right to exercise such new Warrant and upon such exercise to receive, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change, consolidation, sale of all or substantially all of the Company's assets or merger by a holder of one share of Common Stock. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 4. The provisions of this section (a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales of assets and transfers.

        (b) Subdivisions or Combination of Shares: Stock Dividends. In the event that the Company shall at any time subdivide the outstanding shares of Common
Stock, or shall issue a stock dividend on its outstanding shares of Common Stock, the number of Shares issuable upon exercise of this Warrant immediately prior to such subdivision or immediately prior to the issuance of such stock dividend shall be proportionately increased, and the Warrant Price shall be proportionately decreased, and in the event that the Company shall at any time combine the outstanding shares of Common Stock, the number of Shares issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased, and the Warrant Price shall be proportionately


                                                                    Exhibit 6.10
increased, effective at the close of business on the date of such subdivision, stock dividend or combination, as the case may be.

        (c) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

        (d) Notices of Record Date. In case at any time:

             (i) the Company shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

             (ii) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class, or other rights;

             (iii) there shall be any capital reorganization or reclassification of the capital stock of the Company, or a consolidation or merger of the Company with or into, or a sale of all or substantially all its assets to another entity or entities; or

             (iv) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, or by telex or telecopier, addressed to the holder of this Warrant at the address of such holder as shown on the books of the Corporation, (A) at least 30 days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (B) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 30 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (A) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with the foregoing clause (B) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

     5. Notice of Adjustments. Whenever the Warrant Price shall be adjusted pursuant to the provisions hereof, the Company shall within ten (10) days of such adjustment deliver a certificate signed by its chief financial officer to the holder of this Warrant setting forth, in reasonable detail, the event


                                                                    Exhibit 6.10
requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price after giving effect to such adjustment.

     6. Fractional Shares. No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the Warrant Price then in effect.

     7. Compliance with Securities Act; Disposition of Warrant or Shares of Common Stock.

             (a) Compliance with Securities Act. The holder of this Warrant, by acceptance hereof, agrees that this Warrant, and the Common Stock to be issued upon exercise hereof are being acquired for investment and that such holder will not offer, sell or otherwise dispose of this Warrant or any shares of Common Stock to be issued upon exercise hereof except under circumstances which will not result in a violation of the Act. This Warrant and all shares of Common Stock issued upon exercise of this Warrant (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

                  THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NO SALE OR DISPOSITION MAY BE EFFECTED WITH OUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR (ii) AN OPINION OF COUNSEL FOR THE HOLDER, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, EXCEPT THAT NO SUCH OPINION SHALL BE REQUIRED IF SUCH SALE IS PURSUANT TO RULE 144 PROMULGATED UNDER THE ACT.

             (b) Disposition of Warrant or Shares. With respect to any offer, sale or other disposition of this warrant or any shares of Common Stock acquired pursuant to the exercise of this Warrant prior to registration of such shares, the holder hereof and each subsequent holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such holder's counsel, if reasonably requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect) of this Warrant or such shares of Common Stock and indicating whether or not under the Act certificates for this Warrant or such shares of Common Stock to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to insure compliance with the Act. Each certificate representing this Warrant or the shares of Common Stock thus transferred (except a transfer pursuant to Rule 144) shall bear a legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of counsel for the holder, such legend is not required in order to insure compliance with the Act. Nothing herein shall restrict the transfer of this Warrant or any portion hereof by the initial holder hereof or any successor holder to any affiliate of such holder, to any partnership affiliated with such holder, or to any partner of any such partnership, provided such transfer may be made in


                                                                    Exhibit 6.10
        compliance with applicable federal and state securities laws. The Company may issue stop transfer instructions to its transfer agent in connection with the foregoing restrictions.

     8. Rights as Shareholders. No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise thereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein; provided that the Company shall deliver to the holder hereof prior written notice of any of the foregoing in accordance with the provisions of Section 4(d) above.

     9. Issuance Tax. The issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the holder hereof for any issuance tax in respect hereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of this Warrant.

     10. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

     11. Notices. Any notice, request or other document required or permitted to be given or delivered to the holder hereof or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to such holder at its address as shown on the books of the Company or to the Company at the address indicated therefore on the signature page of this Warrant.

     12. Binding Effect on Successors. This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets, and all of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the holder hereof. The Company will, at the time of the exercise of this Warrant, in whole or in part, upon request of the holder hereof but at the Company's expense, acknowledge in writing its continuing obligation to the holder hereof in respect of any rights (including, without limitation, any right to registration of the shares of Registrable Shares) to which the holder hereof shall continue to be entitled after such exercise in accordance with this Warrant; provided that the failure of the holder hereof to make any such request shall not affect the continuing obligation of the Company to the holder hereof in respect of such rights.

     13. Lost Warrants or Stock Certificates. The Company covenants to the holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant or any stock certificate and, in the case of any such loss, theft or destruction, upon


                                                                    Exhibit 6.10
receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, or like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

     14.  Descriptive   Headings.   The  descriptive  headings  of  the  several
paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

     15. Governing Law. THIS WARRANT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEVADA.

                                      MEDICAL RESOURCES MANAGEMENT, INC.:

                                      By:  /s/Allen H. Bonnifield
                                         --------------------------
                                      Name: Allen H. Bonnifield
                                      Its:  Chief Executive Officer

                                      Date: April 24, 1997


                                                                    Exhibit 6.10

                                     ANNEX A

                               Notice of Exercise
                               ------------------

 To:     MEDICAL RESOURCES MANAGEMENT, INC.
         932 Grand Avenue,
         Glendale, California 91201

         Attention: Chief Financial Officer

         1. The undersigned hereby elects to purchase_________________shares of Common Stock of MEDICAL RESOURCES MANAGEMENT, INC. pursuant to the terms of the attached Warrants, and tenders herewith payment of the purchase price of such shares in full.

         2. Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below:

                           LINC CAPITAL MANAGEMENT,
                           a division of LINC CAPITAL, INC.
                           303 EAST WACKER DRIVE, SUITE 1000
                           CHICAGO, ILLINOIS 60601-5212

         3. The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing such shares.

                                    LINC CAPITAL MANAGEMENT,
                                    a division of LINC CAPITAL, INC.

                                    By:
                                       -------------------------------
                                                (Signature)

                                    Its:
-------------------------               ------------------------------
(Date)



                                                                    Exhibit 6.10